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DOLLAR GENERAL®

2010 Annual Report

Notice of 2011 Annual Meeting of Shareholders
and Proxy Statement

About Dollar General

Dollar General has been delivering convenience and value to shoppers for more than 70 years. With 9,372 stores in 35 states as of January 28, 2011, Dollar General has more retail locations than any other retailer in America. Our goal is to help shoppers Save time. Save money. Every day! by offering our customers the products they use and replenish most frequently, such as packaged foods, snacks, pet supplies, health and beauty aids, cleaning supplies, paper products, basic apparel, housewares and seasonal items. Customers can find quality nationally advertised brands from America's most trusted manufacturers as well as Dollar General's quality proprietary brands at low everyday prices in our convenient neighborhood locations.

Dollar General's leadership team set out in early 2008 to redefine small-box retailing. When you visit our stores, you can see the outstanding results of this significant undertaking. To achieve rapid and measurable results, we committed to four key operating priorities 1) driving productive sales growth, 2) increasing gross margin, 3) leveraging process improvements and information technology to reduce costs and 4) expanding our culture of Serving Others, and we continue to follow these priorities today. Since 2007, our total sales increased 37% to over $13 billion in fiscal 2010, and average sales per square foot increased from $165 in 2007 to $201 in 2010, a 22% increase in three years. But, the impact on our financial results goes beyond improving sales. In fact, in 2010, we reported record sales, gross profit, operating profit, net income and cash flows from operations. Importantly, we believe we have opportunities to further improve on these metrics as we continue to expand our store base across the U.S.

Learn more about Dollar General at www.dollargeneral.com

2010 Financial Highlights



Net Sales
(in billions)
$9.5
$10.5
$11.8
$13.0
07
08
09
10
Same-Store Sales Growth
2.1%
9.0%
9.5%
4.9%
07
08
09
10
Ending Store Count
8,194
8,362
8,828
9,372
07
08
09
10
Sales Per Square Foot
$165
$180
$195
$201
07
08
09
10

All forward-looking information in this report should be read with, and is qualified in its entirety by, the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A, respectively, of the Form 10-K included elsewhere in this report.

The information contained on or connected to our Internet website is not incorporated by reference into this report and should not be considered part of this or any other report that we file with or furnish to the SEC.

To Our Fellow Shareholders, Customers, and Employees

Dollar General delivered a record-setting year in fiscal 2010. We are very pleased with our financial performance as well as our continued progress toward building for the future. In a period of persistent high unemployment and economic challenges for the average family, Dollar General's commitment to meeting the needs of modern consumers is steadfast and our focus on convenience and value is stronger than ever. We believe Dollar General has redefined small-box retailing.

Our successful business model is based on meeting the everyday needs of a broad base of customers and helping them make the most of their spending dollars by offering a wide selection of quality items at value prices in conveniently located easy-to-shop stores. It is by adhering to this strategy that Dollar General produced record financial results in fiscal 2010, including record sales, gross profit, operating profit, operating cash flows and net income.

Financial highlights of 2010 include the following:

- Net sales increased by 10.5% to $13.0 billion, or $201 per square foot.
- Same-store sales grew 4.9% on top of an outstanding 9.5% in 2009 and 9.0% in 2008, marking our 21st consecutive year of same-store sales growth.
- Gross profit increased by 13.2%, achieving a record gross profit rate of 32.0%.
- Operating profit reached $1.3 billion, or 9.8% of sales, demonstrating our success at balancing sales, gross profit and SG&A leverage.
- We repurchased $115 million of our 10.625% senior notes in the open market, reducing our total outstanding long-term obligations to $3.3 billion, which will further reduce our interest expense in 2010 and future years.
- In 2010, Dollar General reported net income of $628 million, or 4.8% of sales, and generated $825 million of cash from operating activities.

Our customers responded with enthusiasm to strong improvements in our merchandise and our stores in 2010. We successfully expanded our offerings of both nationally advertised brands and our own proprietary brands in consumables. We made some exciting progress in our non-consumables as well, and we are pursuing additional opportunities to improve.

We are very excited about Dollar General's growth opportunities. In 2010, we opened 600 new customer-centric stores across our 35-state market area and remodeled or relocated an additional 504 stores, further expanding the presence of the new Dollar General. We ended the year with 9,372 neighborhood stores, with significant opportunities remaining for growth across the United States. In 2011, we plan to open 625 new stores and remodel or relocate 550 stores. We have plans to expand into three new states - Connecticut, New Hampshire and Nevada.

We expect our aggressive in-stock improvement initiative in our stores to drive future sales as well as improve the customer's overall shopping experience. Likewise, the expansion of health and beauty products and frozen and refrigerated food items, with an emphasis on the $1 price point, will reinforce Dollar General's leadership role in our segment. We are revisiting our Dollar General Market concept as a potential growth opportunity.

While we anticipate continued economic uncertainties and possibly higher inflation in 2011, we see opportunities not only to drive sales, but also to further expand our gross profit rate through direct sourcing, further expansion of our proprietary brands and refinements in our non-consumables strategy to better address our customers' needs.

In 2010, we formed a consolidated procurement team, responsible for non-merchandise purchases, and we began implementing a new store workforce management system. These investments will develop significantly over the next several years, enabling us to control costs and manage our business more efficiently.

Importantly, Dollar General is a strong company because of its 86,000 employees and their enduring commitment to our mission of "Serving Others" including our shareholders, customers, fellow employees and the many communities we serve. We have a great foundation for growth that we built together as a team. Our successful track record over the past three years gives me confidence that our team can successfully execute our 2011 plans and deliver continued long-term sustainable growth.

We are looking forward to another rewarding year in 2011 and to updating you on our continued success.

Sincerely,



Richard W. Dreiling
Chairman and Chief Executive Officer
April 5, 2011

DOLLAR GENERAL

Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DATE:	Wednesday, May 25, 2011
TIME:	9:00 a.m., Central Time
PLACE:	Goodlettsville City Hall Auditorium 105 South Main Street Goodlettsville, Tennessee
ITEMS OF BUSINESS:	1) To elect as directors the 7 nominees listed in the accompanying proxy statement; 2) To hold an advisory vote on named executive officer compensation; 3) To hold an advisory vote on the frequency of holding future advisory votes on named executive officer executive compensation; 4) To ratify the appointment of the independent registered public accounting firm for fiscal 2011; and 5) To transact any other business that may properly come before the annual meeting and any adjournments of that meeting.
WHO MAY VOTE:	Shareholders of record at the close of business on March 16, 2011

By Order of the Board of Directors,



Christine L. Connolly
Corporate Secretary

Goodlettsville, Tennessee
April 5, 2011

Please vote your proxy as soon as possible even if you expect to attend the annual meeting in person. You may vote your proxy via the Internet or by phone by following the instructions on the notice of internet availability or proxy card or, if you received a paper copy of these proxy materials by mail, you may vote by mail by completing and returning the enclosed proxy card in the enclosed reply envelope. No postage is necessary if the proxy is mailed within the United States. You may revoke your proxy by following the instructions listed on page 4 of the proxy statement.

DOLLAR GENERAL®

Proxy Statement

Proxy

DOLLAR GENERAL CORPORATION

Proxy Statement for
2011 Annual Meeting of Shareholders

TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS

This Proxy Statement, our 2010 Annual Report and a form of proxy card are available at www.proxyvote.com. You will need your Notice of Internet Availability or proxy card to access the proxy materials.

As permitted by rules adopted by the Securities and Exchange Commission ("SEC"), we are furnishing our proxy materials over the Internet to some of our shareholders. This means that some shareholders will not receive paper copies of these documents. Instead, these shareholders will receive only a Notice of Internet Availability containing instructions on how to access the proxy materials over the Internet. The Notice of Internet Availability also contains instructions on how each of those shareholders can request a paper copy of our proxy materials, including the Proxy Statement, our 2010 Annual Report and a proxy card. Shareholders who do not receive a Notice of Internet Availability will receive a paper copy of the proxy materials by mail, unless they have previously requested delivery of proxy materials electronically. If you received only the Notice of Internet Availability and would like to receive a paper copy of the proxy materials, the notice contains instructions on how you can request copies of these documents.

GENERAL INFORMATION

What is this document?

This document is the Proxy Statement of Dollar General Corporation for the Annual Meeting of Shareholders to be held on Wednesday, May 25, 2011. We will begin mailing printed copies of this document or the Notice of Internet Availability to our shareholders on or about April 5, 2011. We are providing this document to solicit your proxy to vote upon certain matters at the annual meeting.

In this document we refer to our company as "we" or "us" or "Dollar General." In addition, unless otherwise noted in this document or the context requires otherwise, "2011," "2010," "2009," "2008" and "2007" refer to our fiscal years ending or ended February 3, 2012, January 28, 2011, January 29, 2010, January 30, 2009, and February 1, 2008.

What is a proxy?

It is your legal designation of another person, called a "proxy," to vote the stock you own. The document that designates someone as your proxy is also called a proxy or a proxy card.

Who is paying the costs of this document and the solicitation of my proxy?

Dollar General will pay all expenses of this solicitation.

Who is soliciting my proxy, and will anyone be compensated to solicit my proxy?

Your proxy is being solicited by and on behalf of our Board of Directors. In addition to solicitation by use of the mails, our directors, officers and employees may solicit proxies in person or by telephone, telegram, electronic mail, facsimile or other means of communication. Those persons will not be additionally compensated, but may be reimbursed for out-of-pocket expenses in connection with any solicitation. We also may reimburse custodians, nominees and fiduciaries for their expenses in sending proxies and proxy material to beneficial owners.

Who may attend the annual meeting?

Only shareholders, their proxy holders and our invited guests may attend the meeting. If your shares are registered in the name of a broker, trust, bank or other nominee, you will need to bring a proxy or a letter from that record holder or your most recent brokerage account statement that confirms your ownership of those shares as of March 16, 2011. For security reasons, we also may require photo identification for admission.

Where can I find directions to the annual meeting?

You can find directions to Goodlettsville City Hall, where we will hold the annual meeting, on the "Investor Information" portion of our web site located at www.dollargeneral.com.

What is Dollar General Corporation and where is it located?

We operate convenient-sized stores to deliver everyday low prices on products that families use every day. We are the largest discount retailer in the United States by number of stores with more than 9,400 locations in 35 states as of March 16, 2011. Our principal executive offices are located at 100 Mission Ridge, Goodlettsville, TN 37072. Our telephone number is 615-855-4000.

Where is Dollar General common stock traded?

Our common stock is traded and quoted on the New York Stock Exchange ("NYSE") under the symbol "DG."

Where can I find information regarding Dollar General's corporate governance practices?

We have posted Dollar General governance-related information on the "Investor Information—Corporate Governance" portion of our web site located at www.dollargeneral.com, including without limitation our Corporate Governance Guidelines, Code of Business Conduct and Ethics, the charter of each of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, and the names of the persons chosen to lead the executive sessions of the non-management directors and of the independent directors. This information is available in print to any shareholder who sends a request in writing to: Investor Relations, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, TN 37072.

How can I communicate with the Board of Directors?

Our Board of Directors has approved a process for security holders and other interested parties to contact the Board, a particular director, or the non-management or the independent directors as a group. Such process is described on the "Investor Information—Corporate Governance" portion of our web site located at www.dollargeneral.com.

VOTING MATTERS

How many votes must be present to hold the annual meeting?

A quorum, consisting of the presence in person or by proxy of the holders of a majority of shares of our common stock outstanding on March 16, 2011, must exist to conduct any business.

What am I voting on?

You will be asked to vote on the election of 7 directors, to vote on an advisory basis on our executive compensation, to vote on an advisory basis on the frequency of holding future advisory votes on our executive compensation, and to vote on the ratification of the appointment of our independent registered public accounting firm for 2011.

May other matters be raised at the annual meeting?

We currently are unaware of any other matters to be acted upon at the meeting. Under Tennessee law and our governing documents, no other non-procedural business may be raised at the meeting unless proper notice has been given to shareholders. If other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.

Who is entitled to vote?

You may vote if you owned shares of Dollar General common stock at the close of business on March 16, 2011. As of that date, there were 341,521,858 shares of Dollar General common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter.

How do I vote?

If you are a shareholder of record, you may vote your proxy over the telephone or Internet or, if you received printed proxy materials, by marking, signing, dating and returning the printed proxy card in the enclosed envelope. Please refer to the instructions on the Notice of Internet Availability or proxy card, as applicable. Alternatively, you may vote in person at the meeting.

If you are a "street name" holder, your broker, bank, or other nominee will provide materials and instructions for voting your shares. You may vote in person at the meeting if you obtain a proxy from your broker, banker, trustee or other nominee giving you the right to vote the shares.

What is the difference between a "shareholder of record" and a "street name" holder?

You are a "shareholder of record" if your shares are registered directly in your name with Wells Fargo Shareowner Services, our transfer agent. You are a "street name" holder if your shares are held in the name of a brokerage, bank, trust or other nominee as custodian.

What if I receive more than one Notice of Internet Availability or proxy card?

You will receive multiple Notices of Internet Availability or proxy cards if you hold your shares in different ways (e.g., joint tenancy, trusts, custodial accounts, etc.) or in multiple accounts. If you are a street name holder, you will receive your Notice of Internet Availability or proxy card or other voting information from your broker, and you will follow your broker's instructions for voting your shares. You should vote the shares represented by each Notice of Internet Availability or proxy card you receive.

How will my proxy be voted?

The persons named on the proxy card will vote your proxy as you direct on the proxy card. If your signed proxy card does not specify instructions, your proxy will be voted: "FOR" all directors nominated; "FOR" the approval, on an advisory basis, of the compensation of our named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC; for the approval, on an advisory basis, of an advisory vote on executive compensation once every "3 YEARS;" and "FOR" ratification of Ernst & Young LLP as our independent registered public accounting firm for 2011.

Can I change my mind and revoke my proxy?

Yes. If you are a shareholder of record, to revoke a proxy given pursuant to this solicitation you must:

- sign a later-dated proxy card and submit it so that it is received before the annual meeting in accordance with the instructions included in the proxy card;
- at or before the annual meeting, send to our Corporate Secretary a written notice of revocation dated later than the date of the proxy;
- submit a later-dated vote by telephone or Internet no later than 11:59 p.m. (ET) on May 24, 2011; or
- attend the annual meeting and vote in person.

If you are a street name holder, to revoke a proxy given pursuant to this solicitation you must follow the instructions of the bank, broker, trustee or other nominee who holds your shares.

How many votes are needed to elect directors and approve other matters?

Directors are elected by a plurality of the votes cast by holders of shares entitled to vote at the meeting. You may vote for all nominees or you may withhold your vote on one or more nominees.

The vote on the compensation of our named executive officers is advisory and, therefore, not binding on Dollar General, our Board of Directors, or its Compensation Committee. The compensation of our named executive officers will be approved, on an advisory basis, if the votes cast for the proposal exceed the votes cast against it. You may vote in favor of or against this proposal, or you may elect to abstain from voting your shares.

For the vote on the frequency of future votes on our executive compensation, the option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency that has been selected by shareholders. However, because this vote is advisory and not binding on Dollar General or our Board of Directors in any way, our Board may decide that it is in the best interests of our shareholders and Dollar General to hold such advisory votes more or less frequently than the option selected by our shareholders. You may vote by choosing the option of 1 year, 2 years, 3 years or abstain from voting when you vote on this proposal.

The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2011 will be approved if the votes cast for the proposal exceed the votes cast against it. You may vote in favor of or against this ratification, or you may elect to abstain from voting your shares.

How will abstentions and broker non-votes be treated?

Abstentions and broker non-votes, if any, will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present, but will not be counted as votes cast either in favor of or against a particular proposal.

What are broker non-votes?

Your broker is the record holder of any shares that you hold in street name, but your broker must vote those shares pursuant to your instructions. If you do not provide instructions, your broker may exercise discretionary voting power over your shares for "routine" matters but not for "non-routine" items. All matters described in this proxy statement, except for the ratification of the appointment of the independent registered public accounting firm, are considered to be non-routine matters.

"Broker non-votes" occur when shares held of record by a broker are not voted on a matter because the broker has not received voting instructions from the beneficial owner of the shares and either lacks or declines to exercise the authority to vote the shares in its discretion. To avoid giving them the effect of negative votes, broker non-votes are disregarded for the purpose of determining the total number of votes cast with respect to a proposal.

Will my vote be confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that is intended to protect your voting privacy. Your vote will not be intentionally disclosed either within Dollar General or to third parties, except (1) as necessary to meet applicable legal requirements; (2) in a dispute regarding authenticity of proxies and ballots; (3) in the case of a contested proxy solicitation, if the other party soliciting proxies does not agree to comply with the confidential voting policy; (4) to allow for the tabulation of votes and certification of the vote; (5) to facilitate a successful proxy solicitation; or (6) when a shareholder makes a written comment on the proxy card or otherwise communicates the vote to management.

PROPOSAL 1:
ELECTION OF DIRECTORS

What is the structure of the Board of Directors?

Our Board of Directors must consist of at least 1 but not more than 15 directors. The exact number, currently fixed at 7, is set by the Board pursuant to and in compliance with our shareholders' agreement with our controlling shareholder, Buck Holdings, L.P., and the sponsor shareholders indentified in that agreement. All directors are elected annually by our shareholders.

Who are the nominees this year?

The nominees for the Board of Directors consist of 7 current directors. If elected, each nominee would hold office until the 2012 annual meeting of shareholders or until his or her successor is elected and qualified. These nominees, their ages at the date of this document and the calendar year in which they first became a director are listed in the table below.

Name	Age	Director Since
Raj Agrawal	38	2007
Warren F. Bryant	65	2009
Michael M. Calbert	48	2007
Richard W. Dreiling	57	2008
Adrian Jones	46	2007
William C. Rhodes, III	45	2009
David B. Rickard	64	2010

What are the backgrounds of this year's nominees?

Mr. Agrawal joined Kohlberg Kravis Roberts & Co. L.P. ("KKR") in May 2006 and is a member of the Infrastructure team. He previously was a member of KKR's Retail and Energy and Natural Resources industry teams. From 2002 to May 2006, he was a Vice President with Warburg Pincus, where he was involved in the execution and oversight of a number of investments in the energy sector. Mr. Agrawal's prior experience also includes Thayer Capital Partners, where he played a role in the firm's business and manufacturing services investments, and McKinsey & Co., where he provided strategic and mergers and acquisitions advice to clients in a variety of industries. KKR's affiliates indirectly own a substantial portion of our outstanding common stock through their investment in Buck Holdings, L.P. and related entities. Mr. Agrawal is a director of Colonial Pipeline Company and El Paso Midstream Investment Corp.

Mr. Bryant served as the President and Chief Executive Officer of Longs Drug Stores Corporation, a retail drugstore chain on the West Coast and in Hawaii, from 2002 through 2008 and as its Chairman of the Board from 2003 through his retirement in 2008. Prior to joining Longs Drug Stores, Mr. Bryant served as the Senior Vice President of The Kroger Co., a retail grocery chain, from 1999 to 2002. Mr. Bryant is a director of OfficeMax Incorporated and George Weston Ltd of Canada.

Mr. Calbert joined KKR in 2000 and during that time has been directly involved with several portfolio companies. He heads the Retail industry team. He joined Randall's Food Markets as the Chief Financial Officer in 1994, ultimately taking the company through a transaction with KKR in June 1997. He left Randall's Food Markets after the company was sold in September 1999 and joined KKR. Mr. Calbert started his professional career as a consultant with Arthur Andersen Worldwide, where his primary focus was on the retail/consumer industry. He served as our Chairman until December 2008. KKR's affiliates indirectly own a substantial portion of our outstanding common stock through their investment in Buck Holdings, L.P. and related entities. Mr. Calbert is currently on the board of directors of Toys "R" Us, Inc. and U.S. Foodservice.

Mr. Dreiling joined Dollar General in January 2008 as Chief Executive Officer and a member of our Board. He was appointed Chairman of the Board on December 2, 2008. Prior to joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008 and as Chairman of the Board of Duane Reade from March 2007 until January 2008. Prior to that, Mr. Dreiling, beginning in March 2005, served as Executive Vice President—Chief Operating Officer of Longs Drug Stores Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, Mr. Dreiling served as Executive Vice President—Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a Southern California food and drug division of Safeway.

Mr. Jones has been with Goldman, Sachs & Co. since 1994. He is a managing director in Principal Investment Area in New York where he focuses on consumer-related and healthcare opportunities. Affiliates of Goldman, Sachs & Co. indirectly own a substantial portion of our outstanding common stock through their investment in Buck Holdings, L.P. and related entities. Mr. Jones is currently on the board of directors of Biomet, Inc., Education Management Corporation, HealthMarkets, Inc., Signature Hospital, LLC, Michael Foods, Inc. and Del Taco Holdings, Inc. He also previously served on the board of directors of Burger King Holdings, Inc. from 2002 to 2008.

Mr. Rhodes was elected Chairman of AutoZone, a specialty retailer and distributor of automotive replacement parts and accessories, in June 2007. He has served as President, Chief Executive Officer, and a director of AutoZone since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President—Store Operations and Commercial. Prior to 2005, he had been Senior Vice President—Supply Chain and Information Technology since 2002, and prior thereto had been Senior Vice President—Supply Chain since 2001. Prior to that time, he served in various capacities with AutoZone, including Vice President—Stores, Senior Vice President—Finance and Vice President—Finance and Vice President—Operations Analysis and Support. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young, LLP.

Mr. Rickard served as the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Caremark Corporation, a retail pharmacy chain and provider of healthcare services and pharmacy benefits management, from September 1999 until his retirement in December 2009. Prior to joining CVS Caremark, Mr. Rickard was the Senior Vice President and Chief Financial Officer of RJR Nabisco Holdings Corporation from March 1997 to August 1999. Previously, he was Executive Vice President of International Distillers and Vintners Americas. Mr. Rickard is a director of Harris Corporation and Jones Lang LaSalle Incorporated. He served as a director of The May Companies from January 2005 to August 2005.

How are directors identified and nominated?

All persons nominated for election as directors at the 2011 annual meeting are currently serving on our Board of Directors and were recommended for re-election by our Nominating and Corporate Governance Committee. We established that Committee in connection with the initial public offering of our common stock in November 2009. The Nominating and Corporate Governance Committee is responsible for identifying, evaluating and recommending future director candidates, subject to the terms of the shareholders' agreement and Mr. Dreiling's employment agreement discussed below.

The Nominating and Corporate Governance Committee's charter and our Corporate Governance Guidelines require the Committee to consider candidates timely submitted by our shareholders in accordance with the notice provisions and procedures set forth in our Bylaws (as described below under "Can shareholders nominate directors?") and to apply the same criteria to the evaluation of those candidates as the Committee applies to other director candidates. The Committee may also use a variety of other methods to identify potential director candidates, such as recommendations by our directors, management, or third party search firms. No third party search firm is currently retained to assist in that process. Our Board is responsible for nominating the slate of directors to be elected by our shareholders at the annual meeting, upon the Committee's recommendation.

Our directors, Messrs. Agrawal, Calbert, Dreiling and Jones, are managers of Buck Holdings, LLC, which serves as the general partner of Buck Holdings, L.P. The Second Amended and Restated Limited Liability Company Agreement of Buck Holdings, LLC generally requires that Buck Holdings, LLC cause any of our common stock held by Buck Holdings, L.P. to be voted in favor of any person designated to be a member of our Board pursuant to our shareholders' agreement with Buck Holdings, L.P. described below.

Pursuant to our shareholders' agreement with Buck Holdings, L.P. and the sponsor shareholders identified in that agreement, certain of our shareholders have the right to designate nominees to our Board, subject to their election by our shareholders at the annual meeting. Specifically, KKR 2006 Fund L.P., KKR PEI Investments, L.P., KKR Partners III, L.P., 8 North America Investor LP and their respective permitted transferees (collectively, the "KKR Shareholders") have the right to designate the following percentage of the number of total directors comprising our Board so long as Buck Holdings, L.P. beneficially owns the following specified amount of the then outstanding shares of our common stock:

% of Directors KKR may Designate	Beneficial Ownership of Dollar General Common Stock by Buck Holdings, L.P.
Up to a majority	>50%
Up to 40%	>40% but < or equal to 50%
Up to 30%	>30% but < or equal to 40%
Up to 20%	>20% but < or equal to 30%
Up to 10%	At least 5%

Any fractional amount that results from determining the percentage of the total number of directors will be rounded up to the nearest whole number (for example, if the applicable percentage would result in 2.1 directors, the KKR Shareholders will have the right to designate 3 directors). In addition, in the event that the KKR Shareholders only have the right to designate one director, they also have the right to designate one person to serve as a non-voting observer to the Board.

In addition, pursuant to the shareholders' agreement, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Offshore Fund, L.P., GSUIG, L.L.C., Goldman Sachs DGC Investors, L.P. and Goldman Sachs DGC Investors Offshore Holdings, L.P., and their permitted transferees (collectively, the "Goldman Shareholders") have the right to designate (i) one director so long as they beneficially own at least 5% of the then outstanding shares of our common stock and (ii) one person to serve as a non-voting observer.

Each of the KKR Shareholders and the Goldman Shareholders have the right to remove and replace their director-designees at any time and for any reason and to fill any vacancies otherwise resulting in such director positions.

Pursuant to the shareholders' agreement, the KKR Shareholders have nominated Messrs. Calbert and Agrawal, and the Goldman Shareholders have nominated Mr. Jones. These nominees, like all of our director nominees, are subject to election by our shareholders at our annual meeting.

Proxy

Given current beneficial ownership by Buck Holdings, L.P. of our common stock, we are a "controlled company" under New York Stock Exchange ("NYSE") listing standards. For as long as we continue to qualify as a "controlled company" under NYSE listing standards and subject to applicable law, (i) the KKR Shareholders have the right to designate a majority of the members of our Nominating and Corporate Governance Committee and up to two members of our Compensation Committee and (ii) the Goldman Shareholders have the right to designate one member to each such committee, as long as the Goldman Shareholders have the right to designate one director to our Board. If we do not qualify as a "controlled company" under NYSE listing standards, the KKR Shareholders have the right to designate one member to each of our Nominating and Corporate Governance Committee and Compensation Committee for as long as they have the right to designate one director to our Board.

In addition, our employment agreement with Mr. Dreiling provides that (1) our Nominating and Corporate Governance Committee shall nominate him to serve as a member of our Board each year that he is slated for reelection to the Board; and (2) Dollar General shall also recommend to the Board that Mr. Dreiling serve as Chairman of the Board. Failure to nominate Mr. Dreiling for election by our shareholders to our Board would give rise to a breach of contract claim.

Our CEO initially recommended Messrs. Bryant and Rhodes to our Board for consideration, while Mr. Rickard was initially recommended by certain of our non-management directors.

How are nominees evaluated; what are the minimum qualifications?

Subject to the shareholders' agreement and Mr. Dreiling's employment agreement discussed above, the Nominating and Corporate Governance Committee is charged with identifying, recruiting and recommending to the Board only those candidates that the Committee believes are qualified to become Board members consistent with the criteria for selection of new directors adopted from time to time by the Board. We have a policy to strive to have a Board representing diverse experience at policy-making levels in business, education or other areas that are relevant to our business. To implement this policy, the Committee assesses diversity in evaluating each candidate's individual qualifications in the context of how that candidate would relate to the Board as a whole. The Committee will periodically assess the effectiveness of this policy by considering whether the Board as a whole represents such diverse experience and recommending to the Board changes to the criteria for selection of new directors as appropriate. The Committee recommends candidates, including those submitted by shareholders, only if the Committee believes the candidate's knowledge, experience and expertise would strengthen the Board and that the candidate is committed to representing the long-term interests of all Dollar General shareholders.

For as long as we continue to qualify as a "controlled company" under NYSE listing standards, we do not have to comply with the general NYSE rule that a majority of the Board be independent.

The Nominating and Corporate Governance Committee assesses a candidate's independence, background and experience, as well as the current Board's skill needs and diversity. With respect to incumbent directors selected for re-election, the Committee assesses each director's meeting attendance record and the suitability of continued service. In addition, individual directors and any nominee should be in a position to devote an adequate amount of time to the effective performance of director duties and possess the following characteristics: integrity and accountability, informed judgment, financial literacy, a cooperative approach, a record of achievement, loyalty, and the ability to consult with and advise management.

What particular experience, qualifications, attributes or skills led the Board of Directors to conclude that each nominee should serve as a director of Dollar General?

Our Board of Directors believes that each of this year's nominees is in a position to devote an adequate amount of time to the effective performance of director duties and has concluded that each nominee possesses the minimum qualifications identified under "How are nominees evaluated; what are the minimum qualifications" above. In considering the Board as a whole, the Board has determined that this year's nominees complement each other, meet the Board's skill needs, and represent diverse experience at policy-making levels in areas relevant to our business.

In addition, the Board believes that the nominees possess the following experience, qualifications, attributes and skills and considered the following in determining that the nominees should serve as directors of Dollar General:

- **Mr. Dreiling.** Mr. Dreiling brings to Dollar General over 40 years of retail experience at all operating levels. He provides a unique perspective regarding our industry as a result of his experience progressing through the ranks within various retail companies. Mr. Dreiling also has a thorough understanding of all key areas of our business as a result of his experience overseeing the operations, marketing, manufacturing and distribution functions of other retail companies. In addition, Mr. Dreiling's service in leadership and policy-making positions of other companies in the retail industry has provided him with the necessary leadership skills to effectively guide and oversee the direction of Dollar General and with the consensus-building skills required to lead our management team and our Board. Moreover, during the more than 3 years that Mr. Dreiling has served as our CEO, he has gained a thorough understanding of our operations and has managed us through significant change.
- **Mr. Agrawal.** Mr. Agrawal, who was nominated by the KKR Shareholders pursuant to the shareholders' agreement, has 10 years of experience in managing and analyzing companies owned by private equity companies, including over 3.5 years with Dollar General. He has a strong understanding of corporate finance and strategic business planning activities. While serving as a member of KKR's Retail and Energy industry teams, he gained significant experience advising retail companies. In addition, his experience as a director of companies outside the retail industry enables Mr. Agrawal to contribute a different perspective to Board discussions. Mr. Agrawal also has invaluable risk assessment experience.
- **Mr. Bryant.** Mr. Bryant has over 40 years of retail experience, including experience in marketing, merchandising, operations and finance. His substantial experience in leadership and policy-making roles at other retail companies provides him with an extensive understanding of our industry, as well as with valuable executive management skills and the ability to effectively advise our CEO. As a former board chairman and as the chairman of the governance and nominating committee of another public company, Mr. Bryant also possesses leadership experience in the area of corporate governance. As a result, our Board has chosen Mr. Bryant to preside over the executive sessions of our independent directors. Mr. Bryant obtained his B.S. from Cal State University in 1971 and his MBA from Azuza Pacific University in 1982. He also completed a Harvard University Finance Course in 1995.
- **Mr. Calbert.** Mr. Calbert, who was nominated by the KKR Shareholders pursuant to the shareholders' agreement and who has served on our Board for over 3.5 years, has considerable experience in managing private equity portfolio companies and is familiar with corporate finance and strategic business planning activities. As the head of KKR's Retail industry team, Mr. Calbert has a strong background and extensive experience in advising and managing companies in the retail industry, including evaluating business strategies, financial plans and structures, and management teams. Mr. Calbert also has a significant financial and accounting background evidenced by his prior experience as the chief financial officer of a

public retail company and his 10 years of practice as a certified public accountant. Our Board has chosen Mr. Calbert to lead the executive sessions of the non-management directors.

- **Mr. Jones.** Mr. Jones, who was nominated by the Goldman Shareholders pursuant to the shareholders' agreement, has 13 years of experience in governing private equity portfolio companies, including over 3.5 years with Dollar General. His 17 years at Goldman, Sachs & Co. have provided him with extensive understanding of corporate finance and strategic business planning activities. In addition, his experience as a director of public companies outside of the retail industry and his focus at Goldman Sachs on consumer and healthcare companies enables Mr. Jones to contribute a different perspective to Board discussions.

- **Mr. Rhodes.** Mr. Rhodes has 16 years of experience in the retail industry, including extensive experience in operations, supply chain and finance, among other areas. This background serves as a strong foundation for offering invaluable perspective and expertise to our CEO and our Board. In addition, his experience as a board chairman and chief executive officer of a public retail company and as the Chairman of the Retail Industry Leaders Association provides leadership, consensus-building, strategic planning and budgeting skills, as well as extensive understanding of both short- and long-term issues confronting the retail industry. Mr. Rhodes also has a strong financial background, and our Board has determined that he qualifies as an audit committee finance expert.

- **Mr. Rickard.** Mr. Rickard has held senior management and executive positions for much of his 38 years in the corporate world. He has significant retail experience and a diverse retail industry background, including experience serving on the board of another retail company. He also has an extensive financial and accounting background, having served as the chief financial officer of two public companies, including a large retailer. As a result, our Board has determined that Mr. Rickard is an audit committee financial expert and has elected him to serve as the Chairman of the Audit Committee. Mr. Rickard's financial experience within the retail industry also brings expertise and perspective to our Board's discussions regarding strategic planning and budgeting.

Acting upon the recommendation of the Nominating and Corporate Governance Committee and in accordance with the shareholders' agreement, our Board has concluded that these nominees possess the appropriate experience, qualifications, attributes and skills to serve as directors of Dollar General and has nominated these individuals to be elected by our shareholders at our annual meeting.

Can shareholders nominate directors?

The KKR Shareholders and the Goldman Shareholders may nominate directors pursuant to the shareholders' agreement discussed above under "How are directors identified and nominated." Other shareholders can nominate directors by following the procedures set forth in our Bylaws. In short, the shareholder must timely deliver a written notice to our Corporate Secretary at 100 Mission Ridge, Goodlettsville, TN 37072. To be timely, the notice must be received no earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting. However, if the meeting is held more than 30 days before or more than 60 days after such anniversary date, the notice must be received no earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of such annual meeting. If the first public announcement of the annual meeting date is less than 100 days prior to the date of such annual meeting, the notice must be received by the 10th day following the day on which the public announcement was made.

For example, to be considered for the 2012 annual shareholders' meeting, if the 2012 annual meeting is held not more than 30 days before and not more than 60 days after May 25, 2012, the notice must be received no earlier than the close of business on January 26, 2012 and no later than the close of business on February 25, 2012. The notice must contain all information required by our Bylaws about the shareholder proposing the nominee and about the nominee, which generally includes:

- the nominee's name, age, business address and residence address;
- the nominee's principal occupation or employment;
- the class and number of shares of Dollar General stock that are beneficially owned by the nominee;
- any other information relating to the nominee that is required to be disclosed in solicitations of proxies with respect to nominees for election as directors pursuant to Regulation 14A of the Securities Exchange Act of 1934 (including the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected);
- the name and address of the shareholder proposing the nominee, as they appear on our record books, and the name and address of the beneficial holder (if applicable);
- the class and number of shares of Dollar General that are beneficially owned by the shareholder proposing the nominee;
- any other interests of the proposing shareholder or the proposing shareholder's immediate family in the securities of Dollar General, including interests the value of which is based on increases or decreases in the value of securities of Dollar General or the payment of dividends by Dollar General;
- a description of all compensatory arrangements or understandings between the proposing shareholder and each nominee; and
- a description of all arrangements or understandings between the proposing shareholder and each nominee and any other person pursuant to which the nomination is to be made by the shareholder.

You should consult our Bylaws for more detailed information regarding the process by which shareholders may nominate directors. Our Bylaws are posted on the "Investor Information—Corporate Governance" portion of our web site located at www.dollargeneral.com. No shareholder nominees have been proposed for this year's meeting, other than the nominees designated pursuant to the shareholders' agreement as discussed above.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, the persons designated as proxies on your proxy card are authorized to vote your proxy for a substitute designated by our Board of Directors.

Are there any familial relationships between any of the nominees?

There are no familial relationships between any of the nominees or between any of the nominees and any of our executive officers.

What does the Board of Directors recommend?

Our Board recommends that you vote **FOR** the election of each of the director nominees.

CORPORATE GOVERNANCE

Does Dollar General combine the positions of Chairman and CEO?

Yes. Our CEO, Mr. Dreiling, serves as the Chairman of our Board of Directors. Mr. Dreiling's employment agreement with us provides that Dollar General shall recommend to the Board that he serve as the Chairman of the Board for as long as he is employed under such agreement.

The Board believes combining these roles provides an efficient and effective leadership model for Dollar General because, given Mr. Dreiling's day-to-day involvement with and intimate understanding of our specific business, industry and management team, Mr. Dreiling is particularly suited to effectively identify strategic priorities, lead the discussion and execution of strategy, and facilitate information flow between management and the Board. The Board further believes that combining these roles fosters clear accountability, effective decision-making, and alignment on the development and execution of corporate strategy. To promote effective independent oversight, the Board has adopted a number of governance practices, including:

- Ensuring the opportunity for executive sessions of the independent directors after every regularly scheduled Board meeting. While the Board has not appointed a lead independent director, Mr. Bryant has been chosen to preside over such executive sessions.
- Ensuring the opportunity for executive sessions of the non-management directors after every regularly scheduled Board meeting. The Board has chosen Mr. Calbert to preside over such executive sessions.
- Conducting annual performance evaluations of Mr. Dreiling by the Compensation Committee, the results of which are reviewed with the Board.

The Board recognizes that no single leadership model is right for all companies and at all times, and the Board will review its leadership structure as appropriate to ensure it continues to be in the best interests of Dollar General and our shareholders.

Does the Board have standing Audit, Compensation and Nominating Committees?

Yes. Our Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. The Board has determined that all members of the Audit Committee and two members of the Compensation Committee are independent as defined in the NYSE listing standards and in our Corporate Governance Guidelines. In addition, the Board has established a sub-committee of our Compensation Committee consisting of Messrs. Bryant and Rhodes for purposes of approving any compensation that may otherwise be subject to Section 162(m) of the Internal Revenue Code of 1986, as amended. None of the members of the Nominating and Corporate Governance Committee are independent as defined in the NYSE listing standards and in our Corporate Governance Guidelines.

The Board has adopted a written charter for each of these committees. All such charters are available on the "Investor Information—Corporate Governance" portion of our web site located at www.dollargeneral.com.

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Current information regarding the Audit, Compensation and Nominating and Corporate Governance Committees is set forth below.

Name of Committee & Members	Committee Functions
AUDIT: Mr. Rickard, Chairman Mr. Bryant Mr. Rhodes	• Selects the independent registered public accounting firm • Pre-approves all audit engagement fees and terms, as well as audit and permitted non-audit services to be provided by the independent registered public accounting firm • Reviews an annual report describing the independent registered public accounting firm's internal quality control procedures and any material issues raised by its most recent review of internal quality controls • Annually evaluates the independent registered public accounting firm's qualifications, performance and independence • Discusses the audit scope and any audit problems or difficulties • Sets policies regarding the hiring of current and former employees of the independent registered public accounting firm • Discusses the annual audited and quarterly unaudited financial statements with management and the independent registered public accounting firm • Discusses types of information to be disclosed in earnings press releases and provided to analysts and rating agencies • Discusses policies governing the process by which risk assessment and risk management is to be undertaken • Reviews disclosures made by the CEO and CFO regarding any significant deficiencies or material weaknesses in our internal control over financial reporting • Reviews internal audit activities, projects and budget • Establishes procedures for receipt, retention and treatment of complaints we receive regarding accounting or internal controls • Discusses with our general counsel legal matters having an impact on financial statements • Periodically reviews and reassesses the committee's charter • Provides information to our Board that may be relevant to the annual evaluation of performance and effectiveness of the Board and its committees • Prepares the report required by the SEC to be included in our proxy statement • Evaluates and makes recommendations to the Board concerning shareholder proposals relating to matters of which the committee has expertise

Name of Committee & Members	Committee Functions
COMPENSATION: Mr. Calbert, Chairman Mr. Agrawal Mr. Bryant Mr. Jones Mr. Rhodes	• Reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer • Determines the compensation of our officers and recommends the compensation of our directors • Recommends, when appropriate, changes to our compensation philosophy and principles • Oversees overall compensation and benefits programs • Recommends any changes in our incentive compensation and equity-based plans that are subject to Board approval • Reviews and discusses with management, prior to the filing of the proxy statement, the disclosure regarding executive compensation, including the Compensation Discussion and Analysis and compensation tables (in addition to preparing a report on executive compensation for the proxy statement) • Provides information to our Board that may be relevant to the annual evaluation of the Board and its committees • Evaluates and makes recommendations to our Board concerning shareholder proposals relating to matters of which the committee has expertise • Periodically reviews and reassesses the committee's charter
NOMINATING AND CORPORATE GOVERNANCE: Mr. Calbert, Chairman Mr. Agrawal Mr. Jones	• Develops and recommends criteria for selecting new directors • Screens and recommends to our Board individuals qualified to become members of our Board • Recommends the structure and membership of Board committees • Recommends persons to fill Board and committee vacancies • Develops and recommends Corporate Governance Guidelines • Evaluates and makes recommendations concerning shareholder proposals relating to matters of which the committee has expertise • Periodically reviews and reassesses the committee's charter • Provides information to our Board that may be relevant to the annual evaluation of performance and effectiveness of the Board and its committees

Does Dollar General have an audit committee financial expert serving on its Audit Committee?

Yes. Our Board has designated Messrs. Rhodes and Rickard as audit committee financial experts and has determined that each is independent as defined in NYSE listing standards and in our Corporate Governance Guidelines. Audit committee financial experts have the same responsibilities as the other Audit Committee members. They are not our auditors or accountants, do not perform "field work" and are not employees. The SEC has determined that designation as an audit committee financial expert will not cause a person to be deemed to be an "expert" for any purpose.

What is the Board's role in risk oversight?

Our Board of Directors and its committees have an important role in our risk oversight process. Our Board regularly reviews with management our financial and business strategies, which reviews include a discussion of relevant material risks as appropriate. Our General Counsel also periodically reviews with the Board our insurance coverage and programs as well as litigation risks.

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The Audit Committee discusses our policies with respect to risk assessment and risk management, primarily through review and oversight of our enterprise risk management program. Our Internal Audit department coordinates that program, which entails review and documentation of our comprehensive risk management practices, including an assessment of internal and external risks. The program evaluates each risk, identifies mitigation strategies, and assesses the remaining residual risk. The program is updated through interviews with senior management, review of strategic initiatives, evaluation of the fiscal budget, review of upcoming legislative or regulatory changes, and review of other outside information concerning business, financial, legal, reputational, and other risks. Semi-annually the results are presented to the Audit Committee and the categories with high residual risk, along with their mitigation strategies, are discussed individually.

Our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. In addition, as discussed under "Executive Compensation—Compensation Risk Considerations" below, the Compensation Committee also participates in periodic assessments of the risks relating to our overall compensation programs.

While the Audit Committee and the Compensation Committee oversee the management of the risk areas identified above, the entire Board is regularly informed through committee reports about such risks. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. Our Board believes the division of risk management responsibilities described above is an effective approach for addressing the risks facing Dollar General. Accordingly, the risk oversight role of our Board and its committees has not had any effect on our Board's leadership structure.

How often did the Board and its committees meet in 2010?

During 2010, our Board, Audit Committee and Compensation Committee each met 5 times and our Nominating and Corporate Governance Committee met once. Each director attended at least 75% of the total of all meetings of the Board and all committees on which he served.

What is Dollar General's policy regarding Board member attendance at the annual meeting?

Our Board of Directors has adopted a policy that all directors should attend annual shareholders' meetings unless attendance is not feasible due to unavoidable circumstances. All 7 of our Board members attended the 2010 annual shareholders' meeting.

DIRECTOR COMPENSATION

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The following table and text discuss the compensation of persons who served as a member of our Board of Directors during all or part of 2010, other than Mr. Dreiling whose compensation is discussed under "Executive Compensation" below and who was not separately compensated for Board service. We have omitted from this table the columns pertaining to non-equity incentive plan compensation and nonqualified deferred compensation earnings because they are inapplicable.

Fiscal 2010 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Raj Agrawal	75,000	—	—	—	75,000
Warren F. Bryant	79,500	—	—	—	79,500
Michael M. Calbert	100,000	—	—	—	100,000
Adrian Jones	75,000	—	—	—	75,000
William C. Rhodes, III	79,697	—	—	—	79,697
David B. Rickard	91,461	—	—	—	91,461

(1) In addition to the annual Board retainer, Mr. Bryant received payment for 3 excess meetings, Mr. Calbert received annual retainers for service as the Chairman of the Compensation Committee and of the Nominating and Corporate Governance Committee, Mr. Rhodes received pro rated payment for his interim service as the Chairman of the Audit Committee for a portion of the first calendar quarter and payment for 3 excess meetings, and Mr. Rickard received an annual retainer for service as the Chairman of the Audit Committee (pro rated for the partial service in the first calendar quarter).

(2) Grants of restricted stock units were made to Messrs. Agrawal, Bryant, Calbert, Jones, and Rhodes on November 18, 2009 and to Mr. Rickard on January 6, 2010. As of January 28, 2011, each of Messrs. Agrawal, Bryant, Calbert, Jones, and Rhodes had a total of 1,016, and Mr. Rickard had a total of 972, unvested restricted stock units outstanding, Messrs. Agrawal, Bryant and Calbert each had a total of 509 vested restricted stock units outstanding, the payment of which has been deferred, and Mr. Rickard had a total of 487 vested restricted stock units outstanding, the payment of which has been deferred.

(3) Grants of non-qualified stock options were made to Messrs. Agrawal, Bryant, Calbert, Jones, and Rhodes on November 18, 2009 and to Mr. Rickard on January 6, 2010. As of January 28, 2011, each of Messrs. Agrawal, Bryant, Calbert, Jones, and Rhodes had a total of 5,549, and Mr. Rickard had a total of 5,306, stock options outstanding, 25% of which were vested.

(4) Perquisites and personal benefits, if any, totaled less than $10,000 per director.

We do not compensate for Board service any director who simultaneously serves as a Dollar General employee. We will reimburse directors for certain fees and expenses incurred in connection with continuing education seminars and for travel and related expenses related to Dollar General business. We may allow directors to travel on the Dollar General airplane for those purposes.

Each non-employee director receives quarterly payment of the following cash compensation, as applicable:

- $75,000 annual retainer for service as a Board member;
- $17,500 annual retainer for service as chairman of the Audit Committee;
- $15,000 annual retainer for service as chairman of the Compensation Committee;
- $10,000 annual retainer for service as chairman of the Nominating and Corporate Governance Committee; and
- $1,500 for each Board or committee meeting in excess of an aggregate of 12 that a director attends during each fiscal year.

In addition to the director compensation described above, each non-employee director received in our 2009 fiscal year an equity award with an estimated value of $75,000 on the grant date. Sixty percent of the value of the equity grant consisted of non-qualified stock options to purchase shares of our common stock ("Options") and 40% consisted of restricted stock units ultimately payable in shares of our common stock ("RSUs"). The Options vest as to 25% of the Option on each of the first four anniversaries of the grant date and the RSUs vest as to 33⅓% of the award on each of our first three annual shareholders' meetings following the grant date, each subject to the director's continued service on our Board. Our directors may elect to defer receipt of shares under the RSUs. We did not grant an annual equity award to our non-employee directors in fiscal 2010.

Beginning in our 2011 fiscal year, each non-employee director will receive an annual equity award with an estimated value of $75,000 on the grant date as determined by the Compensation Committee's consultant using economic variables such as the trading price of our common stock, expected volatility of the stock trading prices of similar companies, and the terms of the awards. We anticipate that 60% of the value of the annual equity award will consist of Options and 40% will consist of RSUs. We expect that the Options will vest as to 25% of the Option on each of the first four anniversaries of the grant date and that the RSUs will vest as to 33⅓% of the award on each of the Company's first three annual shareholders' meetings following the grant date, each subject to the director's continued service on our Board. The directors may elect to defer receipt of shares underlying the RSUs.

The effective date of the annual equity awards (the "grant date") is expected to be the date on which the quarterly Board meeting is held in conjunction with the Company's annual shareholders' meeting, and such awards shall be made to those directors who are elected or reelected at such shareholders' meeting. Any new director appointed after the annual shareholders' meeting but before February 1 of a given year will receive a full equity award no later than the first Compensation Committee meeting following the date on which he or she is elected. Any new director appointed on or after February 1 of a given year but before the next annual shareholders' meeting shall not receive a full or pro-rated equity award, but rather shall be eligible to receive the next regularly scheduled annual award.

DIRECTOR INDEPENDENCE

Is Dollar General subject to the NYSE governance rules regarding director independence?

Buck Holdings, L.P. controls a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance standards, including:

- the requirement that we have a majority of the Board of Directors that consists of independent directors; and
- the requirements that we have a compensation committee and a nominating/corporate governance committee that are composed entirely of independent directors.

We are, however, subject to the NYSE and SEC rules that require full independence of our Audit Committee. As a result, our Audit Committee is entirely comprised of independent directors, but we do not have a majority of independent directors on our Board, and our Compensation Committee and our Nominating and Corporate Governance Committee do not consist entirely of independent directors.

How does the Board determine director independence?

The Board of Directors affirmatively determines the independence of each director and director nominee in accordance with guidelines it has adopted, which include all elements of independence set forth in the NYSE listing standards as well as certain Board-adopted categorical independence standards. These guidelines are contained in our Corporate Governance Guidelines which are posted on the "Investor Information—Corporate Governance" portion of our web site located at www.dollargeneral.com.

The Board first analyzes whether any director has a relationship covered by the NYSE listing standards that would prohibit an independence finding for Board or Audit Committee purposes. The Board then analyzes any relationship of a director to Dollar General or to our management that does not fall within the parameters set forth in the Board's separately adopted categorical independence standards to determine whether or not that relationship is material. The Board may determine that a director who has a relationship that falls outside of the parameters of the categorical independence standards is nonetheless independent (to the extent that the relationship would not constitute a bar to independence under the NYSE listing standards). Any director who has a material relationship is not considered to be independent.

Are all of the current directors and nominees independent?

Our Board of Directors consists of Raj Agrawal, Warren Bryant, Mike Calbert, Richard Dreiling, Adrian Jones, Bill Rhodes and Dave Rickard. Messrs. Bryant, Rhodes and Rickard serve on our Audit Committee. Messrs. Agrawal, Bryant, Calbert, Jones and Rhodes serve on our Compensation Committee. Messrs. Agrawal, Calbert and Jones serve on our Nominating and Corporate Governance Committee.

Our Board of Directors has affirmatively determined that Messrs. Bryant, Rhodes and Rickard, but not Messrs. Agrawal, Calbert, Dreiling or Jones, are independent from our management under both the NYSE's listing standards and our additional standards. Any relationship between an independent director and Dollar General or our management fell within the Board-adopted categorical standards and, accordingly, was not reviewed or considered by our Board.

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TRANSACTIONS WITH MANAGEMENT AND OTHERS

Does the Board have a policy for the review, approval or ratification of related-party transactions?

Our Board of Directors has adopted a written policy for the review, approval or ratification of "related party" transactions. For purposes of this policy, a "related party" includes our directors, executive officers, and greater than 5% shareholders, as well as their immediate family members, and a "transaction" includes one in which (1) the total amount may exceed $100,000, (2) Dollar General is a participant, and (3) a related party will have a direct or indirect material interest (other than as a director or a less than 10% owner of another entity, or both).

Pursuant to this policy and subject to certain exceptions identified below, all known related party transactions require prior Board approval. In addition, at least annually after receiving a list of immediate family members and affiliates from our directors, executive officers and over 5% shareholders, the Corporate Secretary inquires of relevant internal departments to determine whether any transactions were unknowingly entered into with a related party and presents a list of such transactions, subject to certain exceptions identified below, to the Board for review.

This policy authorizes Mr. Dreiling to approve a related party transaction in which he is not involved if the total amount is expected to be less than $1 million and if the Board is informed of transactions approved in this manner. In addition, the following transactions are deemed automatically pre-approved and require no further Board review or approval:

- Transactions involving a related party that is an entity or involving another company with a relationship to a related party if the total amount does not exceed the greater of $1 million or 2% of that company's total annual consolidated revenues (total consolidated assets in the case of a lender) and no related party who is an individual participates in the actual provision of services or goods to, or negotiations with, us on the other company's behalf or receives special compensation as a result.
- Charitable contributions if the total amount does not exceed 2% of the entity's total annual receipts and no related party who is an individual participates in the grant decision or receives any special compensation or benefit as a result.
- Transactions where the interest arises solely from share ownership in Dollar General and all of our shareholders receive the same benefit on a pro rata basis.
- Transactions where the rates or charges are determined by competitive bid.
- Transactions for services as a common or contract carrier or public utility at rates or charges fixed in conformity with law or governmental authority.
- Transactions involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.
- Compensatory transactions available on a nondiscriminatory basis to all salaried employees generally, or ordinary course business travel and expenses and reimbursements.

The policy prohibits the related party from participating in any discussion or approval of the transaction and requires the related party to provide to the Board all material information concerning the transaction.

Were there any related-party transactions in 2010 or are any planned for 2011?

We describe below the transactions that have occurred since the beginning of 2010, and any currently proposed transactions, that involve Dollar General and exceed $120,000, and in which a related party had or has a direct or indirect material interest.

Relationships with Management. Simultaneously with the closing of our 2007 merger and, thereafter, in connection with our offering equity awards to our employees under our 2007 Stock Incentive Plan, we, Buck Holdings L.P. and our employees who hold shares of common stock, or who were granted options to acquire shares of common stock or who were granted shares of restricted common stock, of Dollar General (collectively, "management shareholders") entered into shareholder's agreements (each, a "Management Stockholder's Agreement"). The Management Stockholder's Agreement imposes significant restrictions on transfer of shares of our common stock held by management shareholders that are subject to the agreement. Generally, shares will be nontransferable by any means at any time prior to the fifth anniversary of either the closing date of our July 6, 2007 merger or a later specified date (depending upon the terms of the Management Stockholder's Agreement), except (i) sales pursuant to an effective registration statement filed by us under the Securities Act of 1933 (the "Securities Act") in accordance with the Management Stockholder's Agreement, (ii) a sale to certain permitted transferees, or (iii) as otherwise permitted by our Board of Directors or pursuant to a waiver of the restrictions on transfers; provided, that, in the event KKR or its affiliates transfer limited partnership units owned by them to a third party, such transfer restrictions shall lapse with respect to the same proportion of shares of common stock owned by a management shareholder as the proportion of limited partnership units transferred by KKR and such affiliates relative to the aggregate number of limited partnership units owned by them prior to such transfer. Following our initial public offering in November 2009, we amended the Management Stockholder's Agreements so that shares acquired in the open market or through the directed share program administered as part of the initial public offering are not subject to the transfer restrictions of the Management Stockholder's Agreement. However, shares acquired by executive officers in the open market or through the directed share program will still be subject to any lock-up arrangements with the underwriters of any public offering of shares.

In the event that a registration statement is filed with respect to our common stock, the Management Stockholder's Agreement prohibits management shareholders from selling shares not included in the registration statement from the time of receipt of notice that we have filed or intend to file such registration statement until 180 days (in the case of an initial public offering) or 90 days (in the case of any other public offering) of the effective date of the registration statement. The Management Stockholder's Agreement also provides for the management shareholder's ability to cause us to repurchase his outstanding stock and vested options (and vested restricted stock, with respect to Mr. Dreiling) subject to the Management Stockholder's Agreement in the event of the management shareholder's death or disability, and for our ability to cause the management shareholder to sell his stock or options subject to the Management Stockholder's Agreement back to us upon certain termination events.

Certain members of senior management, including the executive officers (the "Senior Management Shareholders"), will have limited "piggyback" registration rights with respect to their shares of our common stock in the event that certain investors sell, or cause to be sold, shares of our common stock in a public offering. Such rights may be voluntarily extended to other members of management as determined by our Board in connection with any given future such sale by certain investors. See the description of the registration rights agreement under "Relationships with the Investors" below. During 2010, we amended these rights to allow for the accumulation of such rights by any employee entitled to exercise, but who elects not to so exercise, such rights in a given offering. In connection with our initial public offering in November 2009, the Senior Management Shareholders agreed to waive their piggyback registration rights arising from that offering in consideration of our releasing them from the transfer restrictions contained in the Management Stockholder's Agreements after the expiration of the 180-day restricted period contained in the underwriting agreement with respect to that number of shares of our common stock equal to the number of shares of our common stock that such Senior Management Shareholders could have required us to register in connection with our initial public offering.

In connection with his promotion to Executive Vice President in April 2010, Mr. Flanigan was offered the opportunity, and elected, to purchase 5,388 shares of Dollar General common stock under our 2007 Stock Incentive Plan. The shares were purchased at a per share price that equaled the closing price of our common stock on the NYSE on the effective date of purchase ($29.38), for an aggregate purchase price of $158,299. Without such purchase, the stock options granted to Mr. Flanigan in March 2010, as disclosed in the Grants of Plan-Based Awards table under "Executive Compensation" below, would not be eligible to become exercisable. The shares purchased by Mr. Flanigan are subject to certain transfer limitations and repurchase rights by Dollar General as set forth in a Management Stockholder's Agreement between us and Mr. Flanigan.

Interlocks. Mr. Dreiling serves as a manager of Buck Holdings, LLC for which Messrs. Calbert, Agrawal and Jones (three of our Compensation Committee members) serve as managers.

Relationships with the Investors. In connection with our initial public offering in November 2009, we entered into a shareholders' agreement with affiliates of each of KKR and Goldman, Sachs & Co. Among its other terms, the shareholders' agreement establishes certain rights with respect to our corporate governance including the designation of directors. For additional information regarding those rights, see "How are directors identified and nominated" elsewhere in this document. The shareholders' agreement also provides that, as long as Buck Holdings, L.P. owns at least 35% of our outstanding shares of common stock, the following actions require the approval of the KKR shareholders party to the shareholders' agreement: hiring and firing of our CEO, any change of control as defined in the shareholders' agreement, entering into any agreement providing for the acquisition or divestiture of assets for aggregate consideration in excess of $1 billion, and any issuance of equity securities for an aggregate consideration in excess of $100 million.

On July 6, 2007 we and Buck Holdings, L.P. entered into an indemnification agreement with KKR and Goldman, Sachs & Co. pursuant to which we agreed to provide customary indemnification to such parties and their affiliates in connection with certain claims and liabilities incurred in connection with certain transactions involving such parties, including the financing for our 2007 merger and pursuant to services provided under the sponsor advisory agreement entered into between us and such parties in connection with our 2007 merger (which agreement was terminated in connection with our initial public offering in November 2009).

In connection with our 2007 merger, we entered into a registration rights agreement with Buck Holdings, L.P., Buck Holdings, LLC (the general partner of Buck Holdings, L.P.), KKR and Goldman, Sachs & Co. (and certain of their affiliated investment funds), among certain other parties. Pursuant to this agreement, investment funds affiliated with KKR have an unlimited number of demand registration rights and investment funds affiliated with Goldman, Sachs & Co. have two demand registration rights which can be exercised once a year commencing 180 days after our initial public offering in November 2009. Pursuant to such demand registration rights, we are required to register the shares of common stock beneficially owned by them through Buck Holdings L.P. with the SEC for sale by them to the public, provided that each of them hold at least $100 million in registrable securities and such registration is reasonably expected to result in aggregate gross proceeds of $50 million. We are not obligated to file a registration statement relating to any request to register shares pursuant to such demand registration rights without KKR's consent within a period of 180 days after the effective date of any other registration statement we file pursuant to such demand registration rights. In addition, in the event that we are registering additional shares of common stock for sale to the public, whether on our own behalf or on behalf of the investment funds as described above, we are required to give notice of such registration to all parties to the registration rights agreement, including certain senior management members, and such persons have piggyback registration rights providing them the right to have us include the shares of common stock owned by them in any such registration. In each such event, we are required to pay the registration expenses.

Pursuant to this registration rights agreement and the demand registration rights thereunder, secondary offerings of our common stock were completed in April 2010 and December 2010 for which affiliates of KKR and of Goldman, Sachs & Co. served as underwriters. Dollar General did not sell shares of common stock, receive proceeds, or pay any underwriting fees in connection with either secondary offering, but paid resulting aggregate expenses of approximately $1.1 million. Certain members of our management, including certain of our executive officers, exercised registration rights in connection with such offerings.

Affiliates of KKR and Goldman, Sachs & Co. (among other entities) may be lenders under our senior secured term loan facility, which had a $2.3 billion principal amount at inception and a principal balance as of January 28, 2011 of approximately $1.964 billion. Goldman Sachs Credit Partners L.P. also served as syndication agent for the term loan facility. We paid approximately $53.4 million of interest on the term loan during fiscal 2010. Goldman, Sachs & Co. is a counterparty to an amortizing interest rate swap with a notional amount totaling $323.3 million as of January 28, 2011, entered into in connection with the senior secured term loan facility. We paid Goldman, Sachs & Co. approximately $12.9 million in fiscal 2010 pursuant to this swap.

In May 2010 and September 2010, we repurchased in the open market $50.0 million and $65.0 million, respectively, aggregate principal amount of 10.625% senior notes due 2015 at a price of 111.0% and of 110.75%, respectively, plus accrued and unpaid interest. KKR Capital Markets LLC, an affiliate of KKR, received in the aggregate approximately $125,000 acting as an agent for Fidelity Capital Markets, which served as broker/dealer in connection with such repurchases.

From time to time, affiliates of KKR and Goldman, Sachs & Co. may invest in indebtedness issued by us.

Our Board members, Messrs. Calbert and Agrawal, serve as executives of KKR, while our Board member, Mr. Jones, serves as a Managing Director of Goldman, Sachs & Co. KKR and certain affiliates of Goldman, Sachs & Co. indirectly own, through their investment in Buck Holdings, L.P., a substantial portion of our common stock.

EXECUTIVE COMPENSATION

We refer to the persons included in the Summary Compensation Table below as our "named executive officers." References to "2011," "2010," "2009," "2008," and "2007" mean, respectively, our fiscal years ending or ended February 3, 2012, January 28, 2011, January 29, 2010, January 30, 2009, and February 1, 2008. References to the "merger" or the "2007 merger" mean our merger that occurred on July 6, 2007 as a result of which substantially all of our common stock became owned by Buck Holdings, L.P. ("Buck"), a Delaware limited partnership controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"). Buck continues to own in excess of 70% of our outstanding common stock.

Compensation Discussion and Analysis

Executive Overview

The overarching goal of our executive compensation program is to serve the long-term interests of our shareholders. A competitive executive compensation package is critical for us to attract, retain and motivate persons who we believe have the ability and desire to deliver superior shareholder returns. We strive to balance the short-term and long-term components of our executive compensation program to incent achievement of both our annual and long-term business strategies, to pay for performance and to maintain our competitive position in the market in which we compete for executive talent. We believe the success of our program is evidenced by the following key financial and operating results for 2010:

- Total sales increased 10.5% over 2009. Sales in same-stores increased 4.9%, following a strong 9.5% increase in 2009.
- Gross profit, as a percentage of sales, was 32.0%, an increase of 76 basis points over 2009.
- SG&A, as a percentage of sales, was 22.3% compared to 23.2% in 2009.
- We reported net income of $627.9 million, or $1.82 per diluted share, compared to net income of $339.4 million, or $1.04 per diluted share, in 2009.
- We generated approximately $825 million of cash flows from operating activities, an increase of over 22% compared to 2009.
- We opened 600 new stores, remodeled or relocated 504 stores, and closed 56 stores, resulting in a store count of 9,372 on January 28, 2011.
- Adjusted EBITDA, as defined and calculated for purposes of both our annual Teamshare bonus program and our outstanding performance-based stock option awards, was $1.56 billion versus $1.28 billion in 2009.
- ROIC, as defined and calculated for purposes of our annual Teamshare bonus program, was 22.31%.

While our executive compensation program in 2010 remained relatively unchanged from the last several years, the following identifies material items pertaining to our named executive officers:

- We negotiated an amended and restated employment agreement with Mr. Dreiling.
- We awarded Mr. Dreiling a special stock option grant to both recognize his role in achieving our superior financial results and to incentivize further outstanding financial performance.
- We added ROIC as a second performance metric to our short-term cash incentive plan for officer-level employees in order to recognize the importance of (1) our ability to achieve an

appropriate return on our invested capital and (2) the management and level of investments necessary to achieve superior business performance.

- We achieved adjusted EBITDA and ROIC performance levels at 105.5% and 100.9% of the targeted levels under our Teamshare bonus program.
- The 2010 tranche of the outstanding performance-based equity awards vested as a result of our achievement of the adjusted EBITDA performance goal.

Our Compensation Committee will continue to evaluate our executive compensation program and make changes when it believes it to be appropriate and in the best interests of our shareholders.

Executive Compensation Philosophy and Objectives

We strive to attract, retain and motivate persons with superior ability, to reward outstanding performance, and to align the interests of our named executive officers with the long-term interests of our shareholders. The material compensation principles applicable to the 2010 and 2011 compensation of our named executive officers included the following, all of which are discussed in more detail in "Elements of Named Executive Officer Compensation" below:

- We generally target total compensation at the benchmarked median of our market comparator group, but we make adjustments based on circumstances, such as unique job descriptions and responsibilities as well as our particular niche in the retail sector, that are not reflected in the market data. For competitive or other reasons, our levels of total compensation or any component of compensation may exceed or be below the median of our comparator group.
- We set base salaries to reflect the responsibilities, experience, performance and contributions of the named executive officers and the salaries for comparable benchmarked positions, subject to minimums set forth in employment agreements.
- We reward named executive officers who enhance our performance by linking cash and equity incentives to the achievement of our financial goals.
- We promote share ownership to align the interests of our named executive officers with those of our shareholders.

The Compensation Committee utilizes employment agreements with the named executive officers which, among other things, set forth minimum levels of certain compensation components. The Committee believes such arrangements are a common protection offered to named executive officers at other companies and help to ensure continuity and aid in retention. The employment agreements also provide for standard protections to both the executive and to Dollar General should the executive's employment terminate. In 2010, after achieving tremendous financial results, we entered into an amended and restated employment agreement with Mr. Dreiling, described under "Compensation of Mr. Dreiling" below.

Named Executive Officer Compensation Process

Oversight. The Compensation Committee of our Board of Directors approves the compensation of our named executive officers, while its subcommittee consisting entirely of independent directors (the "162(m) Subcommittee") approves any portion that is intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code or that is intended to be exempt for purposes of Section 16(b) of the Securities Exchange Act of 1934. Messrs. Calbert, Agrawal, Jones, Rhodes, and Bryant serve on our Compensation Committee, and Messrs. Rhodes and Bryant make up the 162(m) Subcommittee.

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Use of Outside Advisors. In March 2010, the Compensation Committee entered into a new written agreement with Hewitt Associates ("Hewitt") and reaffirmed the selection of Hewitt, which had served as the Committee's consultant since our 2007 merger, as its compensation consultant. In December 2010, after Meridian Compensation Partners ("Meridian") was formed as a spin-off of Hewitt's executive compensation consulting business and after undertaking an independence analysis pertaining to Meridian, the Committee entered into a written agreement with Meridian and selected Meridian to serve as its independent compensation consultant. The written agreement details the terms and conditions under which Meridian will provide independent advice to the Committee in connection with matters pertaining to executive and director compensation. Under the agreement, the Committee shall determine the scope of Meridian's services, which is anticipated to include but not be limited to guiding the Committee's decision making with respect to executive compensation matters, providing advice on our executive pay philosophy, compensation peer group and incentive plan design, providing competitive market studies, and apprising the Committee about emerging best practices and changes in the regulatory and governance environment. Throughout this document, when we refer to the Committee's consultant we are referring to either Hewitt or Meridian, depending upon the applicable time period.

In addition to services relating to director and executive compensation, from time to time Hewitt has provided consulting services to management for various projects and assignments pertaining to general employee compensation, benefits, and other matters. Under the agreement with Meridian, Committee approval would be required before Meridian could provide such additional services to management. Fees incurred for services and products provided by Meridian and/or Hewitt unrelated to director and executive compensation did not exceed $120,000 in 2010.

The Committee's consultant attends such Committee meetings and private sessions as requested by the Committee. The Committee's members also are authorized to consult directly with the Committee's consultant at other times as desired. During 2010, the Committee's Chairman periodically consulted directly with the Committee's consultant, as did Mr. Dreiling and Mr. Ravener and other non-executive members of our human resources group, in connection with named executive officer compensation (as described below under "Management's Role"). The Committee reviewed benchmark information provided by its consultant regarding 2010 executive compensation and discussed with Messrs. Dreiling and Ravener their executive compensation recommendations. With respect to 2011 executive compensation decisions thus far, Meridian has met directly with the Committee to review the 2010 compensation benchmark study and its application in 2011.

Management's Role. Messrs. Dreiling and Ravener, along with non-executive members of the human resources group, assist the Compensation Committee's consultant in gathering and analyzing relevant competitive data and identifying and evaluating various alternatives for named executive officer compensation (including their own). Messrs. Dreiling and Ravener discuss with the Committee their recommendations regarding named executive officer pay components, typically based on benchmarking data compiled by the Committee's consultant; however, Mr. Dreiling does not participate in the Committee's discussions of his own compensation. Mr. Dreiling subjectively assesses performance of each of the other named executive officers (see "Use of Performance Evaluations" below).

Although the Committee values and welcomes such input from management, it retains and exercises sole authority to make decisions regarding named executive officer compensation.

Use of Performance Evaluations. At the end of each fiscal year, the Committee assesses the performance of Mr. Dreiling, and Mr. Dreiling assesses the performance of each of the other named executive officers. These evaluations are designed to determine each such officer's overall success in meeting or exhibiting certain enumerated factors, including our four publicly disclosed operating priorities and certain core attributes on which all of our employees are evaluated. These evaluations are entirely subjective; no objective criteria or relative weighting is assigned to any individual factor considered in the evaluation.

The Committee uses the performance evaluation results as an eligibility threshold for annual base salary increases and Teamshare bonus payments. In other words, a determination of unsatisfactory (i.e., "unsatisfactory" or "needs improvement") performance for the last completed fiscal year would generally preclude a named executive officer from receiving any annual base salary increase or Teamshare bonus payment (although the Committee would have discretion to approve a Teamshare bonus payment in the event of a "needs improvement" performance rating). Otherwise, the results of the performance evaluations have not been used to determine the amount of the Teamshare bonus payment; rather, such amount is determined solely based upon the Company's level of achievement of pre-established financial performance measures. Each named executive officer received a satisfactory (i.e., "good," "very good," or "outstanding") overall subjective performance evaluation with respect to each of 2009 and 2010.

Beginning with the March 2010 process, the performance evaluation results are also partly used to determine the amount of the annual base salary increases. Any named executive officer who receives a satisfactory performance rating is given a percentage base salary increase that equals the overall budgeted amount for the Company's U.S.-based employee population unless:

- the executive's performance assessment relative to other executives supports a higher or lower percentage increase;
- the market benchmarking data indicate that an upward market adjustment would be desirable to more closely align compensation with the median of the market comparator group; and/or
- an additional or exceptional event occurs, such as an internal equity adjustment, a promotion or a change in responsibilities or similar one-time adjustment is required.

Actual annual base salary determinations are discussed under "Elements of Named Executive Compensation—Base Salary" below.

Use of Market Benchmarking Data. We must pay compensation that is competitive with the external market for executive talent in order to attract and retain named executive officers who we believe will enhance our long-term business results. We believe that this primary talent market consists of retail companies with revenues both larger and smaller than ours and with similar business models to ours because those companies have executive positions similar in breadth, complexity and scope of responsibility to ours. For 2010, the Committee's consultant provided data regarding total and individual compensation elements from its proprietary salary survey database and from the proxy statements of selected retail companies that met these criteria. We refer to this combined group, which is approved by the Committee, as the market comparator group. In 2010, the market comparator group consisted of 7-Eleven, AutoZone, Big Lots, Collective Brands, Family Dollar, Genuine Parts, McDonald's, Nordstrom, OfficeMax, PetSmart, Staples, J.C. Penney, The Gap, Macy's, Blockbuster, The Pantry, Ross Stores and Yum Brands.

The Committee may also consider summary market data from all retail companies in the compensation consultant's database and from the proxy statement information for certain other significantly larger retail companies to help gain a general understanding of overall retail compensation trends. The Committee did not use such additional summary market data as reference points upon which to base, justify or provide a framework for the 2010 or 2011 compensation decisions.

For 2011 compensation decisions, the Committee requested that Meridian obtain updated CEO benchmark data from the same market comparator group to be certain the Committee was aware of any significant movement in CEO compensation levels within the market comparator group. However, for all other named executive officer 2011 compensation decisions, the Committee relied upon information from the 2010 market comparator group that had been increased, or "aged," by 2.5% upon Meridian's advice that common public company practice is to conduct a full benchmark review only once every two years and that 2.5% was a reasonable estimate of the degree of movement in officer salaries in the retail industry from 2010 to 2011. The Committee determined this was an acceptable method for estimating market salaries for officer positions, while reducing the cost associated with an annual benchmark study.

The Committee believes that the median of the competitive market generally is the appropriate target for a named executive officer's total compensation. However, the Committee recognizes that because of liquidity and other comparability issues, it is difficult to compare equity awards that were granted to our named executive officers, as a controlled company and under an equity structure more common to private companies, to equity granted to named executive officers of a more typical public company. As a result, the Committee has focused primarily on total cash compensation in comparing our executive compensation program with companies in the market comparator group.

Elements of Named Executive Officer Compensation

We provide compensation in the form of base salary, short-term cash incentives, long-term equity incentives, benefits and perquisites. The Compensation Committee believes that each of these elements is a necessary component of the total compensation package and is consistent with compensation programs at competing companies.

Base Salary. Base salary generally promotes the recruiting and retention functions of our compensation principles by reflecting the salaries for comparable positions in the competitive marketplace, by rewarding strong performance, and by providing a stable and predictable source of income for our executives. Because the Compensation Committee believes that we would be unable to attract or retain quality named executive officers in the absence of competitive base salary levels, this component constitutes a significant portion of a named executive officer's total compensation. The employment agreements between Dollar General and the named executive officers set forth minimum base salary levels, but the Compensation Committee retains sole discretion to increase these levels from time to time.

In 2010 and 2011, to determine annual base salary increases for each named executive officer other than Mr. Dreiling, the Committee determined, upon Mr. Dreiling's recommendation, that the named executive officers' performance assessments relative to other executives supported a percentage increase equal to that which was budgeted for our entire U.S.-based employee population (see "Use of Performance Evaluations" above). In addition, after reviewing the benchmarking data of the market comparator group (see "Use of Market Benchmarking Data" above), the Committee determined that market adjustments were not necessary for any named executive officer in 2010 or for any named executive officer other than Mr. Ravener in 2011. Accordingly, each of the named executive officers received the budgeted 2.5% annual base salary increase in each of 2010 and 2011. Mr. Ravener received a further 0.82% annual base salary increase in 2011 as a result of the market adjustment in order to more closely align his total cash compensation to the median of the market comparator group. All such increases were effective as of April 1 of the applicable year.

With respect to 2010 annual base salary, each of Messrs. Flanigan and Ravener received a base salary increase of 3.5% effective March 24, 2010, in addition to the 2.5% budgeted increase discussed above, in connection with his promotion to an executive vice president level position. The amounts of the salary increases were determined necessary to more closely align total cash compensation within the median of the market comparator group for the applicable new position and to recognize each such officer's greater responsibility level.

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Mr. Dreiling's 2010 annual base salary increase was negotiated in connection with the renewal of his employment agreement. The 2.5% salary increase was effective April 1, 2010, and was settled upon after considering Mr. Dreiling's performance assessment and our annual base salary budget for all U.S.-based employees. However, because the benchmarking data indicated that Mr. Dreiling's total cash compensation was below the median of the market comparator group, the Committee increased his Teamshare bonus target for fiscal 2010 as discussed under "Short-Term Cash Incentive Plan" below.

To determine Mr. Dreiling's annual base salary increase for 2011, the Committee took into account Mr. Dreiling's performance assessment, the amount budgeted for our entire U.S.-based employee population (see "Use of Performance Evaluations" above), and the benchmarking data of the market comparator group (see "Use of Market Benchmarking Data" above). Such benchmarking data indicated that Mr. Dreiling's total cash compensation was below the median of the market comparator group. Accordingly, the Committee approved a 5% annual base salary increase effective as of April 1, 2011, which consists of the budgeted 2.5% increase and the additional 2.5% market adjustment intended to more closely align Mr. Dreiling's total cash compensation with the median of the market comparator group. Mr. Dreiling's target bonus percentage for the 2011 short-term cash incentive plan was also increased as discussed further below.

Short-Term Cash Incentive Plan. Our short-term cash incentive plan, called Teamshare, motivates named executive officers to achieve pre-established, objective, annual financial goals. Teamshare provides an opportunity for each named executive officer to receive a cash bonus payment equal to a certain percentage of base salary based upon Dollar General's achievement of one or more pre-established financial performance measures. For our named executive officers, the Teamshare program is established pursuant to our Annual Incentive Plan, under which "covered employees" under Section 162(m) of the Internal Revenue Code, any of our executive officers, and such other of our employees as the Committee may select (including our named executive officers), may earn up to $5 million (up to $2.5 million prior to 2010) in respect of a given fiscal year, subject to the achievement of certain performance targets based on any of the following performance measures: net earnings or net income (before or after taxes), earnings per share, net sales or revenue growth, gross or net operating profit, return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue), cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital), earnings before or after taxes, interest, depreciation, and/or amortization, gross or operating margins, productivity ratios, share price (including, but not limited to, growth measures and total shareholder return), expense targets, margins, operating efficiency, customer satisfaction, working capital targets, economic value added, volume, capital expenditures, market share, costs, regulatory ratings, asset quality, net worth, or safety. The Committee administers the Annual Incentive Plan and can amend or terminate it at any time.

As a threshold matter, a named executive officer's eligibility to receive a bonus under the Teamshare program depends upon his or her receiving an overall subjective individual performance rating of satisfactory (see "Use of Performance Evaluations" above). Accordingly, Teamshare fulfills an important part of our pay for performance philosophy while aligning the interests of our named executive officers and our shareholders. Teamshare also helps us meet our recruiting and retention objectives by providing compensation opportunities that are consistent with those prevalent in our market comparator group.

(a) *2010 Teamshare Structure.* The Committee selected adjusted EBITDA, as calculated below, for the primary financial performance measure and added return on invested capital ("ROIC"), calculated as set forth below, as an additional financial performance measure for officer-level employees to reflect the importance of achieving an appropriate return on our invested capital and the management of and level of investments necessary to achieve superior business performance. The Committee weighted the ROIC measure at 10% and the adjusted EBITDA measure at 90% of the

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total Teamshare bonus, recognizing that EBITDA is the most critical measure of our current performance, enables the payment of debt, and funds our growth and our day-to-day operations.

For purposes of the 2010 Teamshare program, adjusted EBITDA is computed in accordance with our credit agreements, and ROIC is calculated as total return (calculated as the sum of operating income, depreciation and amortization and minimum rentals, less taxes) divided by average invested capital of the most recent five quarters (calculated as the sum of total assets and accumulated depreciation and amortization, less cash, goodwill, accounts payable, other payables, accrued liabilities, plus 8x minimum rentals). Each of adjusted EBITDA and ROIC calculations shall:

- exclude the impact of (a) certain costs, fees and expenses related to our acquisition and related financing by KKR, any refinancings, any related litigation or settlements of such litigation, and the filing and maintenance of a market maker registration statement; (b) any costs, fees and expenses directly related to any transaction that results in a Change in Control (within the meaning of our 2007 Stock Incentive Plan) or related to any primary or secondary offering of our common stock or other security; (c) share-based compensation charges (for adjusted EBITDA only); (d) any gain or loss recognized as a result of derivative instrument transactions or other hedging activities; (e) any gains or losses associated with the early retirement of debt obligations; (f) charges resulting from significant natural disasters; and (g) any significant gains or losses associated with our LIFO computation; and
- unless the Committee disallows any such item, also exclude (a) non-cash asset impairments; (b) any significant loss as a result of an individual litigation, judgment or lawsuit settlement (including a collective or class action lawsuit and security holder lawsuit, among others); (c) charges for business restructurings; (d) losses due to new or modified tax or other legislation or accounting changes enacted after the beginning of the 2010 fiscal year; (e) significant tax settlements; and (f) any significant unplanned items of a non-recurring or extraordinary nature.

The Committee established threshold (below which no bonus may be paid) and target performance levels, discussed below, for each of the adjusted EBITDA and ROIC performance measures. Since fiscal year 2008, there has not been a maximum level of adjusted EBITDA or ROIC performance associated with the Teamshare program, although any individual payout is capped at $5 million, in order to avoid discouraging employees from striving to achieve performance results beyond the maximum levels.

We did not achieve the threshold Teamshare performance level in fiscal years 2005 or 2006. We achieved Teamshare performance levels between target and maximum in fiscal year 2007. For fiscal years 2008 and 2009, we achieved an adjusted EBITDA performance level of approximately 112.47% and 111.88% of the target, respectively.

The target adjusted EBITDA performance level for the 2010 Teamshare program was $1.48 billion which, consistent with prior practice, was the same level as our 2010 annual financial plan objective. The Committee considered that level to be challenging and somewhat more difficult to achieve than performance targets for prior years. The Committee also established the adjusted EBITDA threshold at 95% of target, which was consistent with the Committee's 2008 determination that such threshold level was more consistent with other companies within the KKR portfolio than the threshold level used prior to 2008.

The Committee established the threshold ROIC performance level for the 2010 Teamshare program at the 2009 ROIC year-end actual result of 21.78% because it believed that result was strong and that 2010 results should be as good or better for that metric. The Committee established the ROIC target performance level by determining the expected level of improvement over the 2009 ROIC year-end actual result based on expected productivity enhancements. Specifically, the Company determined the ROIC level that would result if we were to achieve 110% of the adjusted EBITDA target performance level. We then divided the difference between that ROIC level and the threshold ROIC level described above over pro rata increments between those levels to arrive at the ROIC target performance level.

The bonus payable to each named executive officer if we reached the 2010 target performance levels for each of the adjusted EBITDA and ROIC financial performance measures is equal to the applicable percentage of each executive's salary as set forth in the chart below. Except for Mr. Dreiling, such payout percentages, which are consistent with Teamshare payout percentages for prior years, continued to fall within the median of the payout percentages for the market comparator group. As discussed under "Base Salary" above, the Committee increased Mr. Dreiling's bonus target from 100% to 125% of his base salary in 2010 and to 130% in 2011 in order to more closely align Mr. Dreiling's bonus target and total cash compensation with the median of the market comparator group.

Name	Target Payout Percentage
Mr. Dreiling(1)	125%
Mr. Tehle	65%
Ms. Guion	65%
Mr. Flanigan	65%
Mr. Ravener	65%

(1) Mr. Dreiling's minimum threshold (50%) and target (125%) bonus percentages are established in his employment agreement with us.

Bonus payments for financial performance below or above the applicable target levels are prorated on a graduated scale commensurate with performance levels in accordance with the schedule below.

Adjusted EBITDA		ROIC		Total
% of Performance Target	% of Bonus Payable	% of Performance Target	% of Bonus Payable	Bonus at Target
95%	45%	98.5%	5%	50%
96%	54%	98.8%	6%	60%
97%	63%	99.1%	7%	70%
98%	72%	99.4%	8%	80%
99%	81%	99.7%	9%	90%
100%	90%	100.0%	10%	100%
101%	99%	100.3%	11%	110%
102%	108%	100.6%	12%	120%
103%	117%	100.9%	13%	130%
104%	126%	101.2%	14%	140%
105%	135%	101.5%	15%	150%
106%	144%	101.8%	16%	160%
107%	153%	102.1%	17%	170%
108%	162%	102.4%	18%	180%
109%	171%	102.7%	19%	190%
110%	180%	103.0%	20%	200%

For each 1% adjusted EBITDA increase between the threshold performance level and 110% of the target performance level, the corresponding payout increases by 9% of the target payout amount (based upon the officer's target payout percentage). For each 1% adjusted EBITDA increase above

110% of the target performance level, the corresponding payout increases by 10.24% of the target payout amount (based upon the officer's target payout percentage). For ROIC, each 0.67% increase in performance between the threshold performance level and the target performance level increases the payout percentage by 1%. For each 0.67% increase in ROIC performance above the target performance level, the bonus payout increases by 1%, and above 200% of the target payout level, the bonus payout increases by 1.14%. Payout percentages greater than 200% of the target payout levels are based on an approximate sharing between Dollar General (80%) and the Teamshare participants (20%) of the incremental adjusted EBITDA dollars earned above the 110% of the adjusted EBITDA performance level, split 90% to adjusted EBITDA and 10% to ROIC.

This proration schedule, through 110% of the target performance level, is consistent with the schedule approved by the Committee in 2007 in reliance upon benchmarking data which, at that time, indicated that the typical practice was to set the threshold payout percentage at half of the target and the maximum payout percentage at twice the target. The Committee determined in 2008 that the proration schedule for adjusted EBITDA performance above 110% of target should approximate a sharing between Dollar General (80%) and the Teamshare participants (20%) of the adjusted EBITDA dollars earned above that level.

(b) *2010 Teamshare Results.* The Committee approved the adjusted EBITDA/ROIC performance results at 105.5% and 100.9% of target, respectively, which equate to a payout of 152.24% of individual bonus targets under the 2010 Teamshare program. Accordingly, a 2010 Teamshare payout was made to each named executive officer at the following percentages of base salary earned: Mr. Dreiling, 190.30%; and each of Mr. Tehle, Ms. Guion, Mr. Flanigan and Mr. Ravener, 98.96%. Such amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(c) *2011 Teamshare Structure.* The Committee has approved a 2011 Teamshare structure similar to that which was approved for 2010. The Committee approved certain changes to the items that are to be excluded from the calculation of the ROIC performance measure and made adjustments to the graduated scale of payouts pertaining to ROIC. All of these changes will be discussed in detail in our proxy statement for the 2012 annual meeting.

The applicable percentage of each named executive officer's salary upon which his or her bonus is based for the 2011 Teamshare plan is also the same as in 2010, except for Mr. Dreiling whose target, as discussed above, was increased to 130% of base salary. Those percentages continue to approximate the median of the payout percentages for the market comparator group.

Long-Term Equity Incentive Program. Long-term equity incentives motivate named executive officers to focus on long-term success for shareholders. These incentives help provide a balanced focus on both short-term and long-term goals and are also important to our compensation program's recruiting and retention objectives because most of the companies in our market comparator group offer them. Our long-term equity incentives are designed to compensate named executive officers for a long-term commitment to us, while motivating sustained increases in our financial performance and shareholder value. We believe that our long-term equity incentive program provides significant motivation and retention value to us for many reasons, most notably:

- Due to limitations on transferability for most of the equity awards under the program until the earlier to occur of the fifth anniversary of certain specified dates or certain liquidity events, a significant portion of the investment in our common stock generally is illiquid while the executive remains employed by us. If an executive's employment with us terminates, we may generally compel him or her to sell that stock back to us for a price determined in accordance with the Management Stockholder's Agreement between us and that executive.

- Other than the options awarded to Mr. Dreiling in April 2010 discussed below, half of all option awards are time-based and vest over a four or five-year period, provided that the executive continues to be employed by us. The other half are intended to be performance-based and generally require that Dollar General achieve specified financial targets before those options will vest, provided that the executive continues to be employed by us over the applicable performance periods. These terms are further discussed below.

Equity awards are made under our Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its Affiliates (the "2007 Stock Incentive Plan") and are always granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of the grant.

The 2007 Stock Incentive Plan generally provides the Committee the authority to grant equity-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, and other equity-based awards (including dividend equivalent rights), to any of our employees, non-employee members of our Board of Directors, any consultant or other person having a service relationship with our company. The 2007 Stock Incentive Plan is administered by the Committee, which has the power to amend any awards outstanding under the 2007 Stock Incentive Plan in any manner (unless de minimis) that is not adverse to the holder of such award. Upon any stock split, spin-off, share combination, reclassification, recapitalization, liquidation, dissolution, reorganization, merger, change in control of our company (as defined in the 2007 Stock Incentive Plan), payment of a dividend (other than a cash dividend paid as part of a regular dividend program) or other similar transaction or occurrence that affects the equity securities of Dollar General or the value thereof, the Committee must adjust awards then outstanding under the 2007 Stock Incentive Plan (including the number and kind of securities subject to the award and, if applicable, the exercise price), in each case as it deems reasonably necessary to address, on an equitable basis, the effect of the applicable corporate event on the 2007 Stock Incentive Plan and any outstanding awards. In the event of a change in control of Dollar General (as defined in the 2007 Stock Incentive Plan), the Committee may accelerate the vesting of any outstanding awards, cancel for fair value (as determined in its sole discretion) outstanding awards, substitute new awards that will substantially preserve the otherwise applicable terms and value of the awards being substituted, or provide for a period of at least 10 business days prior to the change in control that any stock option or stock appreciation right will be fully exercisable, and then shall terminate upon the change in control. The Board has the power to amend or terminate the 2007 Stock Incentive Plan, except that shareholder approval is required to increase the aggregate number of shares available for awards, to decrease the exercise price of outstanding stock options or stock appreciation rights, to change the requirements relating to the Committee, or to extend the term of the 2007 Stock Incentive Plan. The 2007 Stock Incentive Plan currently expires July 6, 2017, although awards made on or before its expiration may extend beyond the expiration date. As of March 16, 2011, there were 31,142,858 shares authorized for issuance under the 2007 Stock Incentive Plan (no more than 4,500,000 of which may be granted in the form of stock options and stock appreciation rights, and no more than 1,500,000 of which may be granted in the form of other stock-based awards, in each case to any one participant in a given fiscal year), approximately 17,869,260 of which remained available for future grants.

Since our 2007 merger, a personal financial investment in Dollar General stock generally has been a prerequisite to eligibility to receive an option grant under the 2007 Stock Incentive Plan. All named executive officers (other than Mr. Dreiling) met that personal investment at the time of our merger in 2007 or upon their hire or promotion date in one or more of the following three forms: (a) cash; (b) rollover of stock issued prior to our 2007 merger; and/or (c) rollover of in-the-money options issued prior to our 2007 merger. Accordingly, each such named executive officer received an option grant under the 2007 Stock Incentive Plan at the time he or she met the personal investment requirement. Mr. Dreiling received an option agreement upon commencement of his employment with us pursuant to the negotiated terms of his employment agreement.

The Committee has not made annual equity awards since our 2007 merger as it believes that the long-term equity previously granted at the time of that merger or, for named executive officers who were later employed by us, at the time of hire, have been sufficiently retentive and otherwise have adequately met our current compensation objectives. The Committee has, however, made special one-time equity grants to certain of our named executive officers in connection with promotions or, with respect to Mr. Dreiling, in connection with amendment of his employment agreement, and is contemplating the implementation of a new long-term equity program that incorporates an annual grant component (discussed further below).

With respect to the promotion-related grants to Messrs. Flanigan and Ravener, the Committee used a mathematical formula to determine both the number of options awarded and whether any additional investment would be required by such officers to be eligible to receive the options awards. That formula applied a mathematical proration of the level of investment and number of options generally granted under the existing program to persons in senior vice president and executive vice president positions over the period of time each such officer had served as a senior vice president and will serve as an executive vice president during the five-year transfer restriction period that initially began upon their respective employment dates. As a result of the application of such formula, Mr. Flanigan made an additional investment of $158,299 as a condition to the exercisability of his option award, while Mr. Ravener had already invested the minimum amount required to be eligible for the promotion-related option award.

The options granted to the named executive officers (other than Mr. Dreiling's April 2010 option award) are divided so that half are time-vested (generally over 4 or 5 years) and half are performance-vested (generally over 5 or 6 years) based on a comparison of an EBITDA-based performance metric, as described below, against pre-set goals for that performance metric. The combination of time and performance-based vesting criteria is designed to compensate executives for long-term commitment to us, while motivating sustained increases in our financial performance. See "Grants of Plan-Based Awards in Fiscal 2010" and "Outstanding Equity Awards at 2010 Fiscal Year-End" below.

The vesting of the performance-based options is subject to continued employment with us over the performance period and the Board's determination that we have achieved for each of the relevant fiscal years the specified annual performance target based on EBITDA and adjusted as described below. For fiscal years 2007, 2008, 2009 and 2010, those adjusted EBITDA targets were $700 million, $828 million, $961 million, and $1.139 billion, respectively (except for Mr. Flanigan and Mr. Ravener's March 2010 promotion-related grants discussed below), which were based on the long-term financial plan at the time of our 2007 merger, less any anticipated permissible adjustments, primarily to account for unique expenses related to our 2007 merger. If a performance target for a given fiscal year is not met, the performance-based options may still vest and become exercisable on a "catch up" basis if, at the end of a subsequent fiscal year, a specified cumulative adjusted EBITDA performance target is achieved. The annual and cumulative adjusted EBITDA performance targets are based on our long-term financial plans in existence at the time of grant. Accordingly, in each case at the time of grant, we believed those levels, while attainable, would require strong performance and execution. Although Messrs. Flanigan and Ravener joined us during fiscal 2008 after the original performance targets had been set for fiscal 2008, 2009, 2010 and 2011, the Committee decided to grant their performance awards at the same performance targets as had been set for the other officers since the long-term financial plans in place at that time had been determined relatively recently and to avoid having different sets of performance levels for one member of the team applying to the same fiscal years.

For Mr. Flanigan and Mr. Ravener's promotion-related option grants in 2010, the Committee determined that the EBITDA targets for the performance-based options should be set based on the updated adjusted EBITDA forecast in our long-term business plan. The target for fiscal year 2010 was $1.4 billion. At the time of grant, we believed the annual adjusted EBITDA levels, while attainable, would require strong performance and execution.

For purposes of calculating the achievement of performance targets for our long-term equity incentive program, "EBITDA" means earnings before interest, taxes, depreciation and amortization plus transaction, management and/or similar fees paid to KKR and/or its affiliates. In addition, the Board is required to fairly and appropriately adjust the calculation of EBITDA to reflect, to the extent not contemplated in our financial plan, the following: acquisitions, divestitures, any change required by generally accepted accounting principles ("GAAP") relating to share-based compensation or for other changes in GAAP promulgated by accounting standard setters that, in each case, the Board in good faith determines require adjustment to the EBITDA performance metric we use for our long-term equity incentive program. Adjustments to EBITDA for purposes of calculating performance targets for our long-term equity incentive program may not in all circumstances be identical to adjustments to EBITDA for other purposes, including our Teamshare program targets and the covenants contained in our principal financial agreements. Accordingly, comparability of such measures is limited.

We have surpassed the cumulative adjusted EBITDA performance targets through fiscal 2010, and we anticipate surpassing the cumulative adjusted EBITDA performance target through fiscal 2011, for all options except for the promotion-related option grants awarded to Messrs. Flanigan and Ravener. For such promotion-related awards, we exceeded the 2010 annual adjusted EBITDA performance target.

Over the last year, the Committee has been working with its consultant and with management to develop a new long-term equity incentive structure under the 2007 Stock Incentive Plan that is more in line with typical public company equity structures. We expect that the new structure will contain an annual grant component and not retain the mandatory investment feature or the transfer restrictions, put rights, call rights, and piggyback registration rights contained in the Management Stockholder's Agreement. We anticipate that the new structure will be partly implemented in May 2011 for new hire equity awards and fully implemented in March 2012 for annual equity awards. The structure and the timing of the program remain subject to change until grants are approved by the 162(m) Subcommittee.

Benefits and Perquisites. Along with certain benefits offered to named executive officers on the same terms that are offered to all of our salaried employees (such as health and welfare benefits and matching contributions under our 401(k) plan), we provide our named executive officers with certain additional benefits and perquisites for retention and recruiting purposes, to promote tax efficiency for such persons, and to replace benefit opportunities lost due to regulatory limits. We also provide named executive officers with benefits and perquisites as additional forms of compensation that we believe to be consistent and competitive with benefits and perquisites provided to executives with similar positions in our market comparator group and in our industry.

The named executive officers have the opportunity to participate in the Compensation Deferral Plan (the "CDP") and, other than Mr. Ravener, the defined contribution Supplemental Executive Retirement Plan (the "SERP", and together with the CDP, the "CDP/SERP Plan"). The Compensation Committee previously determined to no longer offer SERP participation to persons to whom employment offers are made after May 28, 2008, including newly hired executive officers.

We provide each named executive officer a life insurance benefit equal to 2.5 times his or her base salary up to a maximum of $3 million. We pay the premiums and gross up each named executive officer's income to pay the tax costs associated with this benefit. We also provide each named executive officer a disability insurance benefit that provides income replacement of 60% of base salary up to a maximum monthly benefit of $20,000. We pay the cost of this benefit and gross up such executive's income to pay the tax costs associated with the premiums for this benefit to the extent necessary to provide a comparable cost for this benefit to the named executive officer as the cost applicable to all salaried employees.

We also provide a relocation assistance program to named executive officers under a policy applicable to officer-level employees, which policy is similar to that offered to certain other employees. In 2010, we did not incur any relocation expenses for any named executive officer in accordance with this policy. The significant differences between the relocation assistance available to officers from the relocation assistance available to non-officers are as follows:

- We provide a pre-move allowance of 5% of the officer's annual base salary (we cap this allowance at $5,000 for other employees);
- We provide home sale assistance by offering to purchase the officer's prior home at an independently determined appraised value in the event the prior home is not sold to an outside buyer (we do not offer this service to other employees);
- We reimburse officers for all reasonable and customary home purchase closing costs (we limit our reimbursement to other employees to 2% of the purchase price with a maximum of $2,500) except for loan origination fees which are limited to 1%; and
- We provide 60 days of temporary living expenses (we limit temporary living expenses to 30 days for all other employees).

We provide through a third party a personal financial and advisory service benefit to all executive officers who report directly to the CEO, including the named executive officers. This program provides each named executive officer with various personal financial support services, including financial planning, estate planning and tax preparation services, in an annual amount of up to $20,000 per person (plus an individual tax gross-up and payment of related travel expenses by the third party provider). The Committee approved the program to reduce the amount of time and attention that executives must spend on these matters, furthering their ability to focus on their responsibilities to us, and to maximize the net financial reward to the executive of compensation received from us. The Committee also believed this benefit is commonly provided to executives within our market comparator group.

Compensation of Mr. Dreiling

The Compensation Committee approved an amended and restated employment agreement, effective April 23, 2010, with Mr. Dreiling to assure Dollar General of Mr. Dreiling's continued services in light of tremendous financial performance in 2008 and 2009. The terms of his amended and restated employment agreement, as summarized below, were settled after negotiation with Mr. Dreiling and were considered by our Committee to be fair and appropriate given CEO compensation and benefits at comparable companies and given Mr. Dreiling's experience, leadership ability, and proven performance. The Board firmly believes he is the right leader for Dollar General as we move forward.

The amended and restated agreement provides for a five-year term, with automatic one-year renewals thereafter. Key compensatory provisions include:

- Minimum annual base salary of $1,149,025 effective as of April 1, 2010. See "Elements of Named Executive Officer Compensation—Base Salary" above.
- Annual bonus payout range of no less than 50% (threshold), 125% (target) and 200% (if any maximum is established) of base salary based upon and subject to the achievement of annual performance targets established by the Committee. See "Elements of Named Executive Compensation—Short-Term Cash Incentive Plan" above.

- Payment of the premiums on certain personal long-term disability insurance policies (which was required under the prior agreement).
- Personal use of our plane for no more than 80 hours per year unless a greater number of hours is specified by the Committee.
- Payment of monthly membership fees and costs related to his membership in professional clubs selected by him, grossed-up for any taxes (which was required under the prior agreement).
- Four weeks of paid vacation annually (which was required under the prior agreement).
- Reimbursement of reasonable legal fees, up to $15,000 and grossed up for all federal and state income and employment taxes (and for such taxes on such gross-up payment) to the extent any such amount is taxable to Mr. Dreiling, incurred by him in connection with any legal consultation regarding the amended employment agreement.

In addition, effective April 23, 2010, the 162(m) Subcommittee granted Mr. Dreiling a non-qualified stock option to purchase 100,000 shares of our common stock. While the option and the common stock underlying the option are subject to the terms of the existing Management Stockholder's Agreement between us and Mr. Dreiling, they are not subject to the transfer restrictions and put and call provisions set forth in Sections 3, 5 and 6 thereof. The Committee believed this award was of a sufficient size to appropriately reward Mr. Dreiling for Dollar General's tremendous performance results while continuing to incent future performance.

Severance Arrangements

As noted above, we have an employment agreement with each of our named executive officers that, among other things, provides for such executive's rights upon a termination of employment. We believe that reasonable severance benefits are appropriate to protect the named executive officer against circumstances over which he or she does not have control and as consideration for the promises of non-disclosure, non-competition, non-solicitation and non-interference that we require in our employment agreements.

A change in control, by itself, does not trigger any severance provision applicable to our named executive officers, except for the provisions related to long-term equity incentives under our 2007 Stock Incentive Plan. As required by applicable securities laws, we have included a summary of our severance and change in control arrangements as they existed as of the end of fiscal year 2010 (that is, as of January 28, 2011) under "Potential Payments upon Termination or Change in Control as of January 28, 2011" below.

Considerations Associated with Regulatory Requirements

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to any publicly held corporation for individual compensation over $1 million paid in any taxable year to each of the persons who were, at the end of the fiscal year, Dollar General's CEO or one of the other named executive officers (other than our Chief Financial Officer). Section 162(m) specifically exempts certain performance-based compensation from the deduction limit.

If our Compensation Committee determines that our shareholders' interests are best served by the implementation of compensation policies that are affected by Section 162(m), our policies will not restrict the Committee from exercising discretion to approve compensation packages even though that flexibility may result in certain non-deductible compensation expenses.

We believe that our 2007 Stock Incentive Plan satisfies the requirements of Section 162(m), so that compensation expense realized in connection with stock options and stock appreciation rights, if

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any, and in connection with performance-based restricted stock and restricted stock unit awards, if any, will be deductible. However, restricted stock or restricted stock units granted to executive officers that solely vest over time are not "performance-based compensation" under Section 162(m), so that compensation expense realized in connection with those time-vested awards to executive officers covered by Section 162(m) will not be deductible by Dollar General. We currently do not grant restricted stock or restricted stock unit awards to executive officers.

In addition, any salary, signing bonuses or other annual compensation paid or imputed to the executive officers covered by Section 162(m) that causes non-performance-based compensation to exceed the $1 million limit will not be deductible by Dollar General.

The Committee administers our executive compensation program with the good faith intention of complying with Section 409A of the Internal Revenue Code, which relates to the taxation of nonqualified deferred compensation arrangements.

Compensation Committee Report

The Compensation Committee of our Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this document.

This report has been furnished by the members of the Compensation Committee:

- Michael M. Calbert, Chairman
- Raj Agrawal
- Warren F. Bryant
- Adrian Jones
- William C. Rhodes, III

Summary Compensation Table

The following table summarizes compensation paid to or earned by our named executive officers in each of fiscal 2010, fiscal 2009 and fiscal 2008. We have omitted from this table the columns for Bonus, Stock Awards, and Change in Pension Value and Nonqualified Deferred Compensation Earnings as no amounts are required to be reported in such columns for any named executive officer.

Name and Principal Position(1)	Year	Salary ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)	Total ($)
Richard W. Dreiling,	2010	1,143,231	1,193,210	2,186,595	640,293(5)	5,163,329
Chairman &	2009	1,100,876	—	2,434,924	887,800(6)	4,423,600
Chief Executive Officer	2008	1,000,038	—	2,176,300	343,397	3,519,735
David M. Tehle,	2010	642,299	—	638,125	219,450(7)	1,499,874
Executive Vice President &	2009	626,884	—	888,258	278,263(6)	1,793,405
Chief Financial Officer	2008	612,358	—	870,431	153,431	1,636,220
Kathleen R. Guion,	2010	621,087	—	617,050	186,161(8)	1,424,298
Executive Vice President,	2009	606,180	—	858,922	246,806(6)	1,711,908
Division President,	2008	581,689	—	841,684	141,333	1,564,706
Store Operations &						
Store Development						
John W. Flanigan,	2010	403,156	1,131,072	402,176	112,667(9)	2,049,071
Executive Vice President,						
Global Supply Chain						
Robert D. Ravener,	2010	441,599	1,220,382	440,525	63,505(10)	2,166,011
Executive Vice President &						
Chief People Officer						

(1) Messrs. Flanigan and Ravener joined Dollar General in May 2008 and August 2008, respectively, but were not named executive officers for fiscal 2008 or fiscal 2009.

(2) All named executive officers deferred a portion of their fiscal 2010 salaries under the CDP and contributed a portion of their fiscal 2010 salaries to our 401(k) Plan. All named executive officers for whom fiscal 2009 and fiscal 2008 salaries are reported in this column deferred a portion of their fiscal 2009 and fiscal 2008 salaries under the CDP and contributed a portion of their fiscal 2009 and fiscal 2008 salaries to our 401(k) Plan. The amounts of the fiscal 2010 salary deferrals to the CDP are included in the Nonqualified Deferred Compensation Table.

(3) Represents the aggregate grant date fair value of stock options awarded to the named executive officer in the fiscal year indicated, computed in accordance with FASB ASC Topic 718. A portion of the stock options reported for Messrs. Flanigan and Ravener are subject to performance conditions, and the value at the grant date assumes that the performance conditions will be achieved. For information regarding the assumptions made in the valuation of these awards, see Note 11 of the annual consolidated financial statements included in our 2010 Form 10-K.

(4) Represents amounts earned pursuant to our Teamshare bonus program for each fiscal year reported. See the discussion of the "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" above. Ms. Guion deferred 5% of her fiscal 2010, fiscal 2009 and fiscal 2008 bonus payments under the CDP.

(5) Includes $268,186 for our contribution to the SERP and $44,795 and $12,361, respectively, for our match contributions to the CDP and the 401(k) Plan; $9,752 for tax gross-ups related to the financial and estate planning perquisite, $10,132 for tax gross-ups related to life and disability insurance premiums, and $1,492 for other miscellaneous tax gross-ups; $7,775 for premiums paid under Mr. Dreiling's personal portable long-term disability policies; $4,960 for premiums paid under our life and disability insurance programs; and $280,840

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which represents the aggregate incremental cost of providing certain perquisites, including $254,886 for costs associated with personal airplane usage by Mr. Dreiling and his guests, $20,174 for costs associated with financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including expenses related to attendance by Mr. Dreiling and his guests at entertainment events, event participation and appreciation gifts, costs incurred in connection with a medical physical examination, and minimal incremental travel expenses incurred by Mr. Dreiling's spouse accompanying him on Dollar General business. The aggregate incremental cost related to the personal airplane usage was calculated using costs we would not have incurred but for the usage (including costs incurred as a result of "deadhead" legs of personal flights), including fuel costs, maintenance costs, crew expenses, landing, parking and other associated fees, supplies and catering costs.

(6) Amount has been adjusted from the amount reported in the prior year proxy statement to add the following amount for a tax gross-up related to the financial and estate planning perquisite in 2009 that was not determinable until the end of 2010: Mr. Dreiling ($2,275); Mr. Tehle ($2,950); and Ms. Guion ($2,950).

(7) Includes $145,278 for our contribution to the SERP and $19,799 and $12,312, respectively, for our match contributions to the CDP and the 401(k) Plan; $6,114 for tax gross-ups related to the financial and estate planning perquisite, $3,852 for tax gross-ups related to life and disability insurance premiums, and $709 for other miscellaneous tax gross-ups; $3,447 for premiums paid under our life and disability insurance programs; and $27,939 which represents the aggregate incremental cost of providing certain perquisites, including $19,260 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including expenses related to attendance by Mr. Tehle and his guests at entertainment events, event participation, holiday and appreciation gifts, and a directed donation to charity.

(8) Includes $110,906 for our contribution to the SERP and $18,741 and $12,336, respectively, for our match contributions to the CDP and the 401(k) Plan; $6,114 for tax gross-ups related to the financial and estate planning perquisite, $6,168 for tax gross-ups related to life and disability insurance premiums, and $561 for other miscellaneous tax gross-ups; $3,978 for premiums paid under our life and disability insurance programs; and $27,357 which represents the aggregate incremental cost of providing certain perquisites, including $19,430 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including a directed donation to charity, expenses related to attendance by Ms. Guion and her guests at entertainment events, event participation, holiday and appreciation gifts, and minimal incremental travel expenses incurred by Ms. Guion's guest while accompanying her on Dollar General business.

(9) Includes $61,284 for our contribution to the SERP and $12,261 for our match contributions to the 401(k) plan; $6,114 for tax gross-ups related to the financial and estate planning perquisite, $4,370 for tax gross-ups related to life and disability insurance premiums, and $702 for other miscellaneous tax gross-ups; $3,599 for premiums paid under our life and disability insurance program; and $24,337 which represents the aggregate incremental cost of providing certain perquisites, including $19,430 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including expenses related to attendance by Mr. Flanigan and his guests at entertainment events, event participation, holiday and appreciation gifts, and minimal incremental costs associated with personal airplane usage by Mr. Flanigan.

(10) Includes $12,350 and $9,696 for our match contributions to the 401(k) Plan and the CDP; $6,114 for tax gross-ups related to the financial and estate planning perquisite, $1,683 for a tax-gross related to life insurance premiums, and $657 for other miscellaneous tax gross-ups; $721 for premiums paid under our life insurance program; and $32,284 which represents the aggregate incremental cost of providing certain perquisites, including $19,673 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including a directed donation to charity, expenses related to attendance by Mr. Ravener and his guests at entertainment events, event participation, holiday and appreciation gifts, and costs incurred in connection with a medical physical examination.

Grants of Plan-Based Awards in Fiscal 2010

The table below sets forth information regarding grants of plan-based awards to our named executive officers in fiscal 2010. The grants include non-qualified stock options granted pursuant to our 2007 Stock Incentive Plan. See "Long-Term Equity Incentive Program" and "Compensation of Mr. Dreiling" in "Compensation Discussion & Analysis" above for further discussion of these grants. We have omitted the columns for Threshold and Maximum Estimated Future Payouts under Equity Incentive Plan Awards and the column for All Other Stock Awards: Number of Shares or Stock Units because they are inapplicable.

Each named executive officer's annual Teamshare bonus opportunity established for fiscal 2010 is also set forth in the table below. Actual bonus amounts earned by each named executive officer for fiscal 2010 as a result of our financial performance are set forth in the Summary Compensation Table above and represent prorated payments on a graduated scale for performance above the target performance levels, but at or below the maximum payout cap of $5.0 million, for each of the named executive officers. See "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" above for further discussion of the fiscal 2010 Teamshare program.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	**Grant Date**	**Date of Board Action(1)**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Target (#)(2)**	**(#)**	**($/Sh)(3)**	**($)(4)**
Mr. Dreiling	—	—	718,141	1,436,281	5,000,000	—	—	—	—
	4/23/10	4/22/10	—	—	—	—	100,000(5)	29.38	1,193,210
Mr. Tehle	—	—	209,591	419,182	5,000,000	—	—	—	—
Ms. Guion	—	—	202,669	405,339	5,000,000	—	—	—	—
Mr. Flanigan	—	—	132,094	264,189	5,000,000	—	—	—	—
	3/24/10	3/24/10	—	—	—	—	49,759(6)	25.25	565,536
	3/24/10	3/24/10	—	—	—	49,759	—	25.25	565,536
Mr. Ravener	—	—	144,690	289,380	5,000,000	—	—	—	—
	3/24/10	3/24/10	—	—	—	—	53,688(6)	25.25	610,191
	3/24/10	3/24/10	—	—	—	53,688	—	25.25	610,191

(1) The 162(m) Subcommittee of the Compensation Committee of our Board of Directors authorized Mr. Dreiling's stock option grant via Action by Unanimous Written Consent. While the Action by Unanimous Written Consent was effective April 23, 2010, which was the date of the grant, all signatures to the consent were dated April 22, 2010.

(2) Represents grants of performance-based, non-qualified stock options under the 2007 Stock Incentive Plan made in connection with the promotion of each of Messrs. Flanigan and Ravener. If we achieve specific adjusted EBITDA-based targets, these options became or are eligible to become exercisable as to (a) for Mr. Flanigan, 10,367 shares on January 28, 2011, 12,440 shares per year on February 3, 2012 and February 1, 2013, 12,439 shares on January 31, 2014 and 2,073 shares on January 30, 2015; and (b) for Mr. Ravener, 11,185 shares on January 28, 2011, 13,422 shares per year on February 3, 2012, February 1, 2013 and January 31, 2014, and 2,237 shares on January 30, 2015. If an adjusted EBITDA-based target for a given fiscal year is not met, these options may still vest on a "catch up" basis if, at the end of fiscal years 2011, 2012, 2013, 2014, or 2015, the applicable cumulative adjusted EBITDA target is achieved. In addition, these options are subject to certain accelerated vesting provisions as described in "Potential Payments Upon Termination or Chang in Control" below. As a condition to the exercise of this award, Mr. Flanigan was required to purchase a minimum of $158,299 of our common stock from us under the 2007 Stock Incentive Plan. Mr. Ravener had already satisfied his minimum investment requirement prior to receiving this award.

(3) The per share exercise price was calculated based on the closing market price of one share of our common stock on the date of grant as reported by the NYSE.

(4) Represents the aggregate grant date fair value of stock options awarded to the named executive officer, computed in accordance with FASB ASC Topic 718. For stock options that are subject to performance conditions, the value at the grant date assumes that the performance conditions will be achieved. For information regarding the assumptions made in the valuation of these awards, see Note 11 of the annual consolidated financial statements included in our 2010 Form 10-K.

(5) Represents a grant of a time-based, non-qualified stock option under the 2007 Stock Incentive Plan made in connection with the renewal of Mr. Dreiling's employment contract. The option is scheduled to vest in full on April 23, 2011.

(6) Represents grants of time-based, non-qualified stock options under the 2007 Stock Incentive Plan made in connection with the promotion of each of Messrs. Flanigan and Ravener. These options are scheduled to become exercisable ratably in installments of 25% on March 24, 2011, March 24, 2012, March 24, 2013 and March 24, 2014. In addition, these options are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below. As a condition to the exercise of this award, Mr. Flanigan was required to purchase a minimum of $158,299 of our common stock from us under the 2007 Stock Incentive Plan. Mr. Ravener had already satisfied his minimum investment requirement prior to receiving this award.


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Outstanding Equity Awards at 2010 Fiscal Year-End

The table below sets forth information regarding outstanding equity awards held by our named executive officers as of the end of fiscal 2010, including (1) equity awards granted under our 2007 Stock Incentive Plan; and (2) Rollover Options, as defined and discussed following the table, granted under our 1998 Stock Incentive Plan. We have omitted from this table the columns pertaining to stock awards under equity incentive plans because they are inapplicable.

	Option Awards				
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)**	**Option Exercise Price ($)**	**Option Expiration Date**
Mr. Dreiling	428,571(2)	285,714(3)	—	7.9975	07/06/2017
	571,428(4)	—	142,857	7.9975	07/06/2017
	—	100,000(5)	—	29.38	04/23/2020
Mr. Tehle	10,188(6)	—	—	2.1875	08/09/2014
	188,571(2)	125,714(3)	—	7.9975	07/06/2017
	204,786(4)	—	62,857	7.9975	07/06/2017
Ms. Guion	150,000(2)	100,000(3)	—	7.9975	07/06/2017
	163,641(4)	—	50,000	7.9975	07/06/2017
Mr. Flanigan	36,572(7)	54,856(8)	—	7.9975	08/28/2018
	48,762(9)	—	42,666	7.9975	08/28/2018
	9,144(7)	13,713(10)	—	12.1975	05/28/2019
	12,191(11)	—	10,666	12.1975	05/28/2019
	—	49,759(12)	—	25.25	03/24/2020
	10,367(13)	—	39,392	25.25	03/24/2020
Mr. Ravener	22,858(14)	34,284(15)	—	7.9975	08/28/2018
	27,620(16)	—	29,522	7.9975	08/28/2018
	22,858(14)	34,284(15)	—	7.9975	12/19/2018
	27,620(16)	—	29,522	7.9975	12/19/2018
	—	53,688(17)	—	25.25	03/24/2020
	11,185(13)	—	42,503	25.25	03/24/2020

(1) If we achieve specific adjusted EBITDA-based targets, options reported in this column, which were granted under our 2007 Stock Incentive Plan, are eligible to vest (a) 100% on February 3, 2012 for Mr. Dreiling, Mr. Tehle and Ms. Guion; (b) as to 11,428 shares per year on February 3, 2012 and February 1, 2013 and 6,666 shares on January 31, 2014 for Mr. Ravener with respect to each option with an exercise price of $7.9975; (c) as to 13,422 shares per year on February 3, 2012, February 1, 2013 and January 31, 2014 and 2,237 shares on January 30, 2015 for Mr. Ravener with respect to options with an exercise price of $25.25; (d) as to 18,286 shares on February 3, 2012, 18,285 shares on February 1, 2013, and 6,095 shares on January 31, 2014 for Mr. Flanigan with respect to options with an exercise price of $7.9975; (e) as to 4,571 shares per year on February 3, 2012 and February 1, 2013 and 1,524 shares on January 31, 2014 for Mr. Flanigan with respect to

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options with an exercise price of $12.1975; and (f) 12,440 shares per year on February 3, 2012 and February 1, 2013, 12,439 shares on January 31, 2014 and 2,073 shares on January 30, 2015 for Mr. Flanigan with respect to options with an exercise price of $25.25. If an annual adjusted EBITDA-based target is not met, these options may still vest on a "catch up" basis if the applicable cumulative adjusted EBITDA-based target is achieved at the end of fiscal years (1) 2011 or 2012 in the case of Mr. Dreiling, Mr. Tehle and Ms. Guion; (2) 2011, 2012, 2013, or 2014 in the case of Mr. Ravener's options identified in (b) above and Mr. Flanigan's options identified in (d) and (e) above; and (3) 2011, 2012, 2013, 2014, or 2015 in the case of Mr. Ravener's and Mr. Flanigan's options identified in (c) and (f), respectively, above. These options also are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

(2) These options were granted under our 2007 Stock Incentive Plan and vested 33⅓% per year on July 6, 2008, July 6, 2009, and July 6, 2010.

(3) These options were granted under our 2007 Stock Incentive Plan and are scheduled to vest 50% per year on July 6, 2011 and July 6, 2012. In addition, these options are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

(4) These options were granted under our 2007 Stock Incentive Plan and vested 25% per year on February 1, 2008, January 30, 2009, January 29, 2010, and January 28, 2011.

(5) These options were granted under our 2007 Stock Incentive Plan and are scheduled to vest on April 23, 2011. In addition, these options are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

(6) The options for which these Rollover Options were exchanged vested 25% on August 9, 2005 and 75% on February 3, 2006.

(7) These options were granted under our 2007 Stock Incentive Plan and vested 50% per year on May 27, 2009 and May 27, 2010.

(8) These options were granted under our 2007 Stock Incentive Plan and are scheduled to vest as to 18,286 shares on May 27, 2011 and 18,285 shares per year on May 27, 2012 and May 27, 2013. In addition, these options are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

(9) These options were granted under our 2007 Stock Incentive Plan and vested as to 12,190 shares on January 30, 2009 and 18,286 shares per year on January 29, 2010 and January 28, 2011.

(10) These options were granted under our 2007 Stock Incentive Plan and are scheduled to vest 33⅓% per year on May 27, 2011, May 27, 2012 and May 27, 2013. In addition, these options are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

(11) These options were granted under our 2007 Stock Incentive Plan and vested as to 3,048 shares on January 30, 2009, 4,572 shares on January 29, 2010 and 4,571 shares on January 28, 2011.

(12) These options were granted under our 2007 Stock Incentive Plan and are scheduled to vest as to 12,440 shares per year on March 24, 2011, March 24, 2012 and March 24, 2013 and 12,439 shares on March 24, 2014. In addition, these options are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

(13) These options were granted under our 2007 Stock Incentive Plan and vested on January 28, 2011.

(14) These options were granted under our 2007 Stock Incentive Plan and vested 50% per year on August 25, 2009 and August 25, 2010.

(15) These options were granted under our 2007 Stock Incentive Plan and are scheduled to vest 33⅓% per year on August 25, 2011, August 25, 2012 and August 25, 2013. In addition, these options are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

(16) These options were granted under our 2007 Stock Incentive Plan and vested as to 4,762 shares on January 30, 2009 and 11,429 shares per year on January 29, 2010 and January 28, 2011.

(17) The options were granted under our 2007 Stock Incentive Plan and are scheduled to vest 25% per year on March 24, 2011, March 24, 2012, March 24, 2013 and March 24, 2014. In addition, these options are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

In connection with our 2007 merger, certain named executive officers elected to roll over all or a portion of their options held prior to our 2007 merger (the "Rollover Options") rather than receive in exchange for each such option the cash merger consideration, without interest and less applicable withholding taxes, equal to $22.00 less the exercise price of each option. The exercise price of the Rollover Options and the number of shares underlying the Rollover Options were adjusted as a result of our 2007 merger to provide their pre-merger value equivalents. The Rollover Options are fully vested and were originally granted, and otherwise continue, under the terms of our 1998 Stock Incentive Plan.

In connection with the special dividend paid to our shareholders on September 11, 2009, our Compensation Committee (1) approved a payment in substitution for the dividend adjustment with respect to Rollover Options as permitted thereunder to reflect the effects of the special dividend on such Rollover Options and (2) adjusted the exercise price of options granted under the terms of our 2007 Stock Incentive Plan as required by the terms of such options to reflect the effects of the special dividend on such options. The exercise prices listed in the table above reflect the exercise price adjustments for the options granted under our 2007 Stock Incentive Plan in connection with the special dividend.

On October 12, 2009, we completed a reverse stock split of 1 share for each 1.75 shares of common stock outstanding. The exercise prices of, and number of shares outstanding under, our equity awards existing at the time of the reverse stock split were retroactively adjusted to reflect the reverse stock split and are reflected in the table above.

See "Long-Term Equity Incentive Program" in "Compensation Discussion and Analysis" above for additional discussion of the equity awards granted under the 2007 Stock Incentive Plan.

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Option Exercises and Stock Vested During Fiscal 2010

We have omitted the columns pertaining to stock awards because they are inapplicable.

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)
Mr. Dreiling	—	—
Mr. Tehle	146,172	3,917,203
Ms. Guion	112,236	3,004,596
Mr. Flanigan	—	—
Mr. Ravener	—	—

(1) Of the shares reported, 65,452 and 50,322 were withheld in a net share settlement in payment of the exercise price and taxes for Mr. Tehle and Ms. Guion, respectively.

(2) Value realized is calculated by multiplying the gross number of options exercised by the difference between the closing market price of our common stock on the date of exercise and the exercise price.

Pension Benefits
Fiscal 2010

We have omitted the Pension Benefits table as it is inapplicable.

Nonqualified Deferred Compensation
Fiscal 2010

Information regarding each named executive officer's participation in our CDP/SERP Plan is included in the following table. The material terms of the CDP/SERP Plan are described after the table. Please also see "Benefits and Perquisites" in "Compensation Discussion and Analysis" above. We have omitted from this table the column pertaining to aggregate withdrawals/distributions during the fiscal year because it is inapplicable.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Balance at Last FYE ($)(4)
Mr. Dreiling	57,161	312,981	66,149	795,020
Mr. Tehle	32,115	165,078	119,026	927,122
Ms. Guion	79,692	129,647	116,523	988,804
Mr. Flanigan	1,694	61,284	5,403	99,313
Mr. Ravener	22,051	9,696	11,136	86,733

(1) Of the amounts reported, the following are reported as "Salary" for 2010 in the Summary Compensation Table: Mr. Dreiling ($57,161); Mr. Tehle ($32,115); Ms. Guion ($36,746); Mr. Flanigan ($1,694); and Mr. Ravener ($22,051).

(2) Reported as "All Other Compensation" in the Summary Compensation Table.

(3) The amounts shown are not reported in the Summary Compensation Table because they do not represent above-market or preferential earnings.

(4) Of the amounts reported, the following were previously reported as compensation to the named executive officer in a Summary Compensation Table prior to 2010: Mr. Dreiling ($346,533); Mr. Tehle ($602,526); Ms. Guion ($651,974); and each of Mr. Flanigan and Mr. Ravener ($0).

Pursuant to the CDP, named executive officers may annually elect to defer up to 65% of base salary if their compensation is in excess of the Internal Revenue Service limit set forth in Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and up to 100% of bonus pay if their compensation equals or exceeds the Internal Revenue Service highly compensated limit under Section 414(q)(1)(B) of the Internal Revenue Code. We currently match base pay deferrals at a rate of 100%, up to 5% of annual salary, with annual salary offset by the amount of match-eligible salary under the 401(k) plan. All named executive officers are 100% vested in all compensation and matching deferrals and earnings on those deferrals.

Pursuant to the SERP, we make an annual contribution equal to a certain percentage of a participant's annual salary and bonus to all participants who are actively employed in an eligible job grade on January 1 and continue to be employed as of December 31 of a given year. Persons hired after May 27, 2008 (the "Eligibility Freeze Date"), including Mr. Ravener, are not eligible to participate in the SERP. The contribution percentage is based on age, years of service and job grade. The fiscal 2010 contribution percentage for each eligible named executive officer was 7.5% for Mr. Dreiling, Ms. Guion and Mr. Flanigan and 9.5% for Mr. Tehle.

As a result of our 2007 merger, which constituted a change-in-control under the CDP/SERP Plan, all previously unvested SERP amounts vested on July 6, 2007. For newly eligible SERP participants after July 6, 2007 but prior to the Eligibility Freeze Date, SERP amounts vest at the earlier of the participant's attainment of age 50 or the participant's being credited with 10 or more "years of service", or upon termination of employment due to death or "total and permanent disability" or upon a "change-in-control", all as defined in the CDP/SERP Plan. See "Potential Payments upon Termination or Change in Control as of January 28, 2011—Payments After a Change in Control" below for a general description of our change in control arrangements.

The amounts deferred or contributed to the CDP/SERP Plan are credited to a liability account, which is then invested at the participant's option in an account that mirrors the performance of a fund or funds selected by the Compensation Committee or its delegate. Beginning on August 2, 2008, these funds are identical to the funds offered in our 401(k) Plan.

A participant who ceases employment with at least 10 years of service or after reaching age 50 and whose CDP account balance or SERP account balance exceeds $25,000 may elect for that account balance to be paid in cash by (a) lump sum, (b) monthly installments over a 5, 10 or 15-year period or (c) a combination of lump sum and installments. Otherwise, payment is made in a lump sum. The vested amount will be payable at the time designated by the Plan upon the participant's termination of employment. A participant's CDP/SERP benefit normally is payable in the following February if employment ceases during the first 6 months of a calendar year or is payable in the following August if employment ceases during the last 6 months of a calendar year. However, participants may elect to receive an in-service lump sum distribution of vested amounts credited to the CDP account, provided that the date of distribution is no sooner than 5 years after the end of the year in which the amounts were deferred. In addition, a participant who is actively employed may request an "unforeseeable emergency hardship" in-service lump sum distribution of vested amounts credited to the participant's CDP account. Account balances are payable in cash. As a result of our 2007 merger, the CDP/SERP Plan liabilities through July 6, 2007 were fully funded into an irrevocable rabbi trust. We also funded into the rabbi trust deferrals into the CDP/SERP Plan between July 6, 2007 and October 15, 2007. All CDP/SERP Plan liabilities incurred on or after October 15, 2007 are unfunded.

Potential Payments upon Termination or Change in Control as of January 28, 2011

The tables below reflect potential payments to each of our named executive officers in various termination and change in control scenarios based on compensation, benefit, and equity levels in effect on January 28, 2011. The amounts shown assume that the termination or change in control event was effective as of January 28, 2011. For stock valuations, we have assumed that the price per share is the fair market value of our stock on January 28, 2011 ($28.40), which was the closing price on the NYSE on such date. The amounts shown are merely estimates. We cannot determine the actual amounts to be paid until a termination or change in control scenario occurs.

Payments Regardless of Manner of Termination

Regardless of the termination scenario, the named executive officers will receive earned but unpaid base salary through the employment termination date, along with any other payments or benefits owed under any of our plans or agreements covering the named executive officer as governed by the terms of those plans or agreements. These benefits include vested amounts in the CDP/SERP Plan discussed under "Nonqualified Deferred Compensation" above.

The tables below exclude any amounts payable to the named executive officer to the extent that they are available generally to all salaried employees and do not discriminate in favor of our executive officers.

Payments Upon Termination Due to Death or Disability

In the event of death or disability, with respect to each named executive officer:

- The portion of the time-based options that would have become exercisable on the next scheduled vesting date (all of the time-based options in the case of Mr. Dreiling's April 2010 option grant) if the named executive officer had remained employed with us through that date will become vested and exercisable.
- The portion of the performance-based options that would have become exercisable in respect of the fiscal year in which the named executive officer's employment terminates if the named executive officer had remained employed with us through that date will remain outstanding through the date we determine whether the applicable performance targets are met for that fiscal year. If the performance targets are met for that fiscal year, such portion of the performance-based options will become exercisable on such performance-vesting determination date. Otherwise, such portion will be forfeited.
- All otherwise unvested options will be forfeited, and vested options generally may be exercised (by the employee's survivor in the case of death) for a period of 1 year (3 years in the case of Rollover Options) from the service termination date unless we purchase such vested options (other than the options granted to Mr. Dreiling in April 2010) in total at the fair market value of the shares of our common stock underlying the vested options less the aggregate exercise price of the vested options.

In the event of death, each named executive officer's beneficiary will receive payments under our group life insurance program in an amount, up to a maximum of $3 million, equal to 2.5 times the named executive officer's annual base salary. We have excluded from the tables below amounts that the named executive officer would receive under our disability insurance program since the same benefit level is provided to all of our salaried employees. The named executive officer's CDP/SERP Plan benefit also becomes fully vested (to the extent not already vested) upon his or her death and is payable in a lump sum within 60 days after the end of the calendar quarter in which the named executive officer's death occurs.

In the event of disability, each named executive officer's CDP/SERP Plan benefit becomes fully vested (to the extent not already vested) and is payable in a lump sum within 60 days after the end of the calendar quarter in which we receive notification of the determination of the named executive officer's disability by the Social Security Administration.

In the event of Mr. Dreiling's termination of employment due to disability, he will also be entitled to receive any incentive bonus accrued in respect of any of our previously completed fiscal years but unpaid as of the date of his termination. He will also receive a lump sum cash payment, payable at the time annual bonuses are paid to our other senior executives, equal to a pro rata portion of his annual incentive bonus, if any, that he would have been entitled to receive, if such termination had not occurred, for the fiscal year in which his termination occurred.

For purposes of the named executive officers' employment agreements, other than Mr. Dreiling's, "disability" means (1) the employee must be disabled for purposes of our long-term disability insurance plan or (2) the employee has an inability to perform the duties under the agreement in accordance with our expectations because of a medically determinable physical or mental impairment that (x) can reasonably be expected to result in death or (y) has lasted or can reasonably be expected to last longer than ninety (90) consecutive days. For purposes of Mr. Dreiling's employment agreement, "disability" means (1) he must be disabled for purposes of our long-term disability insurance plan or for purposes of his portable long-term disability insurance policy, or (2) if no such plan or policy is in effect or in the case of the plan, the plan is in effect but no longer applies to him, he has an inability to perform the duties under the agreement in accordance with our expectations because of a medically determinable physical or mental impairment that (x) can reasonably be expected to result in death or (y) has lasted or can reasonably be expected to last longer than ninety (90) consecutive days. For purposes of the CDP/SERP Plan, "disability" means total and permanent disability for purposes of entitlement to Social Security disability benefits. For purposes of each named executive officer's stock option agreement(s), "disability" has the same definition as that which is set forth in such officer's employment agreement, or (for each named executive officer other than Mr. Dreiling), in the absence of such an agreement or definition, "disability" shall be as defined in our long-term disability plan.

Payments Upon Termination Due to Retirement

Retirement is not treated differently from any other voluntary termination without good reason (as defined under the relevant agreements, as discussed below under "Payments Upon Voluntary Termination") under any of our plans or agreements for named executive officers, except that all Rollover Options will remain exercisable for a period of 3 years following the named executive officer's retirement unless the options expire earlier. To be entitled to the extended exercise period for the Rollover Options, the retirement must occur on or after the named executive officer reaches the age of 65 or, with our express consent, prior to age 65 in accordance with any applicable early retirement policy then in effect or as may be approved by our Compensation Committee.

Payments Upon Voluntary Termination

The payments to be made to a named executive officer upon voluntary termination vary depending upon whether the named executive officer resigns with or without "good reason" or after our failure to offer to renew, extend or replace the named executive officer's employment agreement under certain circumstances. For purposes of each named executive officer, "good reason" generally means (as more fully described in the applicable employment agreement):

- a reduction in base salary or target bonus level;
- our material breach of the named executive officer's employment agreement;

- the failure of any successor to all or substantially all of our business and/or assets to expressly assume and agree to perform the employment agreement in the same manner and to the same extent that our Company would be required to perform if no such succession had taken place;
- our failure to continue any significant compensation plan or benefit without replacing it with a similar plan or a compensation equivalent (except, in the case of all named executive officers other than Mr. Dreiling, for across-the-board changes or terminations similarly affecting (1) at least 95% of all of our executives or (2) 100% of officers at the same grade level; in the case of Mr. Dreiling, for across-the-board changes or terminations similarly affecting at least 95% of all of our executives);
- relocation of our principal executive offices outside of the middle-Tennessee area or basing the officer anywhere other than our principal executive offices; or
- assignment of duties inconsistent, or the significant reduction of the title, powers and functions associated, with the named executive officer's position, all without the named executive officer's written consent. For all named executive officers other than Mr. Dreiling, such acts will not constitute good reason if it results from our restructuring or realignment of duties and responsibilities for business reasons that leaves the named executive officer at the same rate of base salary, annual target bonus opportunity, and officer level and with similar responsibility levels or results from the named executive officer's failure to meet pre-established and objective performance criteria.

No event (in the case of Mr. Dreiling, no isolated, insubstantial and inadvertent event not in bad faith) will constitute "good reason" if we cure the claimed event within 30 days (10 business days in the case of Mr. Dreiling) after receiving notice from the named executive officer.

Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement. If any named executive officer resigns with good reason, all then unvested option grants held by that officer will be forfeited. Unless we purchase any then vested options (including Rollover Options) in total at a price equal to the fair market value of the shares underlying the vested options, less the aggregate exercise price of the vested options, the named executive officer generally may exercise vested options for the following periods from the termination date: 180 days in the case of options granted to Mr. Dreiling, Mr. Tehle and Ms. Guion on or before January 21, 2008; 3 months in the case of Rollover Options; or 90 days in the case of options granted to Messrs. Dreiling, Flanigan and Ravener after January 21, 2008. We do not have a repurchase, or call, right with respect to the option granted to Mr. Dreiling in April 2010 and the shares underlying such option.

In the event any named executive officer (other than Mr. Dreiling) resigns under the circumstances described in (2) below, or in the event we fail to extend the term of Mr. Dreiling's employment as provided in (3) below, the relevant named executive officer's equity will be treated as described under "Voluntary Termination without Good Reason" below.

Additionally, if the named executive officer (1) resigns with good reason, or (2) in the case of named executive officers (other than Mr. Dreiling), resigns within 60 days of our failure to offer to renew, extend or replace the named executive officer's employment agreement before, at or within 6 months after the end of the agreement's term (unless we enter into a mutually acceptable severance arrangement or the resignation is a result of the named executive officer's voluntary retirement or termination), or (3) in the case of Mr. Dreiling, in the event we elect not to extend the term of his employment by providing 60 days prior written notice before the applicable extension date, then in each case the named executive officer will receive the following benefits generally on or beginning on the 60th day after termination of employment but contingent upon the execution and effectiveness of a release of certain claims against us and our affiliates in the form attached to the named executive officer's employment agreement:

- Continuation of base salary, as in effect immediately before the termination, for 24 months payable in accordance with our normal payroll cycle and procedures.
- A lump sum payment equal to 2 times the average percentage of the named executive officer's target bonus paid or to be paid to employees at the same job grade level as the named executive officer (if any) under the annual bonus program for officers for the 2 fiscal years immediately preceding the fiscal year in which the termination date occurs (for Mr. Dreiling, the bonus payment will be equal to 2 times his target bonus and will be payable over 24 months in equal installments in accordance with our normal payroll cycles and procedures).
- A lump sum payment equal to 2 times our annual contribution for the named executive officer's participation in our pharmacy, medical, dental and vision benefits program (in the case of Mr. Dreiling, these benefits instead will be in the form of a continuation of these benefits to Mr. Dreiling, his spouse and his eligible dependents to the extent covered immediately prior to the employment termination, for 2 years from the termination date or, if earlier, until he is or becomes eligible for comparable coverage under the group health plans of a subsequent employer).
- Mr. Dreiling will receive a prorated bonus payment based on our performance for the fiscal year, paid at the time bonuses are normally paid for that fiscal year.
- Outplacement services, at our expense, for 1 year or, if earlier, until other employment is secured.

Note that any amounts owed to a named executive officer (other than Mr. Dreiling) in the form of salary continuation that would otherwise have been paid during the 60 day period after the named executive officer's employment termination will instead be payable in a single lump sum as soon as administratively practicable after the 60th day after such termination date and the remainder will be paid in the form of salary continuation payments as set forth above.

Subject to any applicable prohibition on acceleration of payment under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), we may, at any time and in our sole discretion, elect to make a lump-sum payment of all these amounts (other than Mr. Dreiling's severance benefits, which shall be provided over 24 months), or all other earned but unpaid amounts due as a result of this type of termination.

The named executive officer will forfeit any unpaid severance amounts upon a material breach of any continuing obligation under the employment agreement or the release (the "Continuing Obligations"), which include:

- The named executive officer must maintain the confidentiality of, and refrain from disclosing or using, our (a) trade secrets for any period of time as the information remains a trade secret under applicable law and (b) confidential information for a period of 2 years following the employment termination date.
- For a period of 2 years after the employment termination date, the named executive officer may not accept or work in a "competitive position" within any state in which we maintain stores at the time of his termination date or any state in which we have specific plans to open stores within 6 months of that date. For this purpose, "competitive position" means any employment, consulting, advisory, directorship, agency, promotional or independent contractor arrangement between the named executive officer and any person engaged wholly or in material part in the business in which we are engaged, including but not limited to

Wal-Mart, Sam's Club, Target, Costco, K-Mart, Big Lots, BJ's Wholesale Club, Walgreens, Rite-Aid, CVS, Family Dollar Stores, Fred's, the 99 Cents Stores, and Dollar Tree Stores (and, with respect to Mr. Dreiling, Casey's General Stores and The Pantry, Inc. Sam's Club, Big Lots, Walgreens, Rite-Aid and CVS are not specifically listed in Mr. Dreiling's employment agreement), or any person then planning to enter the deep discount consumable basics retail business, if the named executive officer is required to perform services for that person which are substantially similar to those he or she provided or directed at any time while employed by us.

- For a period of 2 years after the employment termination date, the named executive officer may not actively recruit or induce any of our exempt employees (exempt executives in the case of Mr. Dreiling) to cease employment with us.
- For a period of 2 years after the employment termination date, the named executive officer may not solicit or communicate with any person who has a business relationship with us and with whom the named executive officer had contact while employed by us, if that contact would likely interfere with our business relationships or result in an unfair competitive advantage over us.
- The named executive officer may not engage in any communications to persons outside Dollar General which disparages Dollar General or interferes with our existing or prospective business relationships.

Voluntary Termination without Good Reason. If the named executive officer resigns without good reason, he or she will forfeit all unvested equity grants and all vested but unexercised options (other than Rollover Options). Rollover Options are fully exercisable and generally may be exercised for 3 months from the termination date unless they expire earlier or unless we repurchase them, on a per share basis, at a per share price equal to the lesser of (1) the fair market value of one of our shares, minus the per share exercise price of a Rollover Option or (2) the sum of (x) $8.75 per share (the "Base Price") plus (y) the applicable percentage (e.g., 20% for each anniversary of July 6, 2007) of the excess of the fair market value of one of our shares over the per share Base Price, minus (z) the per share exercise price of a Rollover Option.

Payments Upon Involuntary Termination

The payments to be made to a named executive officer upon involuntary termination vary depending upon whether termination is with or without "cause". For purposes of each named executive officer, "cause" generally means (as more fully described in the applicable employment agreement):

- Attendance at work in a state of intoxication or in possession of any prohibited drug or substance which would amount to a criminal offense;
- Assault or other act of violence;
- Any act (other than a de minimis act) involving fraud or dishonesty relating to the performance of the executive's duties (for Mr. Dreiling, in connection with the performance of his duties);
- Any material breach of any securities or other law or regulation or any Dollar General policy governing securities trading or inappropriate disclosure or "tipping" relating to any stock, security and investment;
- Any activity or public statement, other than as required by law, that prejudices Dollar General or our affiliates (specifically including, for Mr. Dreiling, any limited partner of any

parent entity of Dollar General) or reduces our or our affiliates' good name and standing or would bring Dollar General or its affiliates into public contempt or ridicule; or

- Conviction of, or plea of guilty or *nolo contendere* to, any felony whatsoever or any misdemeanor that would preclude employment under our hiring policy.

For purposes of Mr. Tehle, Ms. Guion, Mr. Flanigan and Mr. Ravener, "cause" also means:

- Willful or repeated refusal or failure substantially to perform his or her material obligations and duties under his or her employment agreement or those reasonably directed by his or her supervisor, our CEO and/or the Board (except in connection with a Disability); or
- Any material violation of our Code of Business Conduct and Ethics (or the equivalent code in place at that time).

For purposes of determining treatment of a named executive officer's Rollover Options, "cause" means, to the extent that our Compensation Committee determines that it is directly and materially harmful to our business or reputation:

- A felony conviction or the failure to contest prosecution of a felony; or
- Willful misconduct or dishonesty.

Involuntary Termination for Cause. If the named executive officer is involuntarily terminated for cause, he or she will forfeit all unvested equity grants, as well as all vested but unexercised options. However, we may repurchase any Rollover Options, that by their terms do not terminate immediately upon a termination for cause, at a per share price equal to the lesser of (x) Base Price over the per share exercise price of these options and (y) the fair market value of one of our shares underlying these options over the per share exercise price of these options.

Involuntary Termination without Cause. If the named executive officer is involuntarily terminated without cause, the named executive officer's equity grants will be treated, and the named executive officer will receive the same severance payments and benefits, as described under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement" above.

Payments After a Change in Control

Upon a change in control (as defined under each applicable governing document), regardless of whether the named executive officer's employment terminates:

- Under the 2007 Stock Incentive Plan, (1) all time-vested options will vest and become immediately exercisable as to 100% of the shares of common stock subject to such options immediately prior to a change in control and (2) all performance-vested options will vest and become immediately exercisable as to 100% of the shares of common stock subject to such options immediately prior to a change in control if, as a result of the change in control, (x) investment funds affiliated with KKR realize a specified internal rate of return on 100% of their aggregate investment, directly or indirectly, in our equity securities (the "Sponsor Shares") and (y) the investment funds affiliated with KKR earn a specified cash return on 100% of the Sponsor Shares; provided, however, that in the event that a change in control occurs in which more than 50% but less than 100% of our common stock or other voting securities or the common stock or other voting securities of Buck Holdings, L.P. is sold or otherwise disposed of, then the performance-vested options will become vested up to the same percentage of Sponsor Shares on which investment funds affiliated with KKR achieve a specified internal rate of return on their aggregate investment and earn a specified return on their Sponsor Shares.
- All CDP/SERP Plan benefits will become fully vested (to the extent not already vested).

Proxy

If the named executive officer is involuntarily terminated without cause or resigns for good reason, he or she will receive the same severance payments and benefits as described under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement" above.

If any payments or benefits in connection with a change in control (as defined in Section 280G of the Code) would be subject to the "golden parachute" excise tax under federal income tax rules, we will pay an additional amount to the named executive officer to cover the excise tax and any other excise and income taxes resulting from this payment. However, other than with respect to Mr. Dreiling, if after receiving this payment the named executive officer's after-tax benefit would not be at least $50,000 more than it would be without this payment, then this payment will not be made and the severance and other benefits due to the named executive officer will be reduced so that the golden parachute excise tax is not incurred.

For purposes of the CDP/SERP Plan, a change in control generally is deemed to occur (as more fully described in the plan document):

- if any person (other than Dollar General or any of our employee benefit plans) acquires 35% or more of our voting securities (other than as a result of our issuance of securities in the ordinary course of business);
- if a majority of our Board members at the beginning of any consecutive 2-year period are replaced within that period without the approval of at least ⅔ of our Board members who served as directors at the beginning of the period; or
- upon the consummation of a merger, other business combination or sale of assets of, or cash tender or exchange offer or contested election with respect to, Dollar General if less than a majority of our voting securities are held after the transaction in the aggregate by holders of our securities immediately prior to the transaction.

For purposes of the treatment of equity discussed above, a change in control generally means (as more fully described in the Management Stockholder's Agreement between us and the named executive officers) one or a series of related transactions described below which results in us, KKR and its affiliates or an employee benefit plan referenced below ceasing to hold the ability to elect (or cause to be elected) a majority of our Board members:

- the sale of all or substantially all of the assets of Buck Holdings, L.P. or us and our subsidiaries to any person (or group of persons acting in concert), other than to (x) investment funds affiliated with KKR or its affiliates or (y) any employee benefit plan (or trust forming a part thereof) maintained by us, KKR or our respective affiliates or other person of which a majority of its voting power or other equity securities is owned, directly or indirectly, by us, KKR or our respective affiliates; or
- a merger, recapitalization or other sale by us, KKR (indirectly) or any of our respective affiliates, to a person (or group of persons acting in concert) of our common stock or our other voting securities that results in more than 50% of our common stock or our other voting securities (or any resulting company after a merger) being held, directly or indirectly, by a person (or group of persons acting in concert) that is not controlled by (x) KKR or its affiliates or (y) an employee benefit plan (or trust forming a part thereof) maintained by us, KKR or our respective affiliates or other person of which a majority of its voting power or other equity securities is owned, directly or indirectly, by us, KKR or our respective affiliates.

The following tables summarize the potential payments to our named executive officers upon the occurrence of various termination of employment events as of the end of our most recently completed fiscal year (i.e., January 28, 2011).

Potential Payments to Named Executive Officers Upon Occurrence of Various Termination Events As of January 28, 2011

Name/Item	Death ($)	Disability ($)	Retirement ($)(1)	Voluntary Without Good Reason ($)(1)	Involuntary Without Cause or Voluntary with Good Reason ($)	Involuntary With Cause ($)	Change in Control ($)(2)
Mr. Dreiling							
Vested Options Prior to Event	20,402,480	20,402,480	—	—	20,402,480	—	20,402,480
Option Vesting Due to Event	2,914,640	2,914,640	n/a	n/a	n/a	n/a	8,743,920
SERP Benefits Prior to Event	552,146	552,146	552,146	552,146	552,146	552,146	552,146
SERP Benefits Due to Event	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Deferred Comp Plan Balance Prior to and After Event	242,874	242,874	242,874	242,874	242,874	242,874	242,874
Cash Severance	—	2,186,595	n/a	n/a	7,357,208	n/a	7,357,208
Health Continuation(3)	n/a	23,106	n/a	n/a	23,106	n/a	23,106
Outplacement(4)	n/a	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	2,872,563	n/a	n/a	n/a	n/a	n/a	n/a
Total	**26,984,702**	**26,321,840**	**795,020**	**795,020**	**28,587,813**	**795,020**	**37,331,733**
Mr. Tehle							
Vested Options Prior to Event	8,292,519	8,292,519	267,053	267,053	8,292,519	—	8,292,519
Option Vesting Due to Event	1,282,440	1,282,440	n/a	n/a	n/a	n/a	3,847,320
SERP Benefits Prior to Event	574,344	574,344	574,344	574,344	574,344	574,344	574,344
SERP Benefits Due to Event	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Deferred Comp Plan Balance Prior to and After Event	352,778	352,778	352,778	352,778	352,778	352,778	352,778
Cash Severance	n/a	n/a	n/a	n/a	3,112,565	n/a	3,112,565
Health Payment(3)	n/a	n/a	n/a	n/a	21,157	n/a	21,157
Outplacement(4)	n/a	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	1,612,240	n/a	n/a	n/a	n/a	n/a	n/a
Total	**12,114,321**	**10,502,081**	**1,194,175**	**1,194,175**	**12,363,364**	**927,122**	**16,210,684**
Ms. Guion							
Vested Options Prior to Event	6,399,061	6,399,061	—	—	6,399,061	—	6,399,061
Option Vesting Due to Event	1,020,125	1,020,125	n/a	n/a	n/a	n/a	3,060,375
SERP Benefits Prior to Event	494,484	494,484	494,484	494,484	494,484	494,484	494,484
SERP Benefits Due to Event	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Deferred Comp Plan Balance Prior to and After Event	494,320	494,320	494,320	494,320	494,320	494,320	494,320
Cash Severance	n/a	n/a	n/a	n/a	3,009,771	n/a	3,009,771
Health Payment(3)	n/a	n/a	n/a	n/a	13,326	n/a	13,326
Outplacement(4)	n/a	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	1,558,995	n/a	n/a	n/a	n/a	n/a	n/a
Total	**9,966,985**	**8,407,990**	**988,804**	**988,804**	**10,420,962**	**988,804**	**13,481,337**

Proxy

Name/Item	Death ($)	Disability ($)	Retirement ($)(1)	Voluntary Without Good Reason ($)(1)	Involuntary Without Cause or Voluntary with Good Reason ($)	Involuntary With Cause ($)	Change in Control ($)(2)
Mr. Flanigan							
Vested Options Prior to Event	2,119,363	2,119,363	—	—	2,119,363	—	2,119,363
Option Vesting Due to Event	486,328	486,328	n/a	n/a	n/a	n/a	2,665,519
SERP Benefits Prior to Event	97,629	97,629	97,629	97,629	97,629	97,629	97,629
SERP Benefits Due to Event	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Deferred Comp Plan Balance Prior to and After Event	1,683	1,683	1,683	1,683	1,683	1,683	1,683
Cash Severance	n/a	n/a	n/a	n/a	1,961,686	n/a	1,961,686
Health Payment(3)	n/a	n/a	n/a	n/a	13,326	n/a	13,326
Outplacement(4)	n/a	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a	857,290
Life Insurance Proceeds	1,016,110	n/a	n/a	n/a	n/a	n/a	n/a
Total	**3,721,114**	**2,705,004**	**99,313**	**99,313**	**4,203,688**	**99,313**	**7,726,497**
Mr. Ravener							
Vested Options Prior to Event	2,094,988	2,094,988	—	—	2,094,988	—	2,094,988
Option Vesting Due to Event	508,599	508,599	n/a	n/a	n/a	n/a	2,906,605
SERP Benefits Prior to Event	n/a	n/a	n/a	n/a	n/a	n/a	n/a
SERP Benefits Due to Event	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Deferred Comp Plan Balance Prior to and After Event	86,733	86,733	86,733	86,733	86,733	86,733	86,733
Cash Severance	n/a	n/a	n/a	n/a	2,148,740	n/a	2,148,740
Health Payment(3)	n/a	n/a	n/a	n/a	8,512	n/a	8,512
Outplacement(4)	n/a	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a	1,007,772
Life Insurance Proceeds	1,113,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	**3,803,320**	**2,690,320**	**86,733**	**86,733**	**4,348,972**	**86,733**	**8,263,350**

(1) Since all vested options (except Rollover Options) terminate upon the event, the only amounts reported in this column for "Vested Options Prior to Event" are Mr. Tehle's Rollover Options.

(2) All payments in this column require termination of employment to be paid except options (prior to and due to the event).

(3) Mr. Dreiling's health continuation was calculated on the combination of the company and employee cost of healthcare for the benefit options selected by Mr. Dreiling for 2011.

(4) Outplacement is estimated based on the actual cost of outplacement services recently provided to other officers.

Compensation Committee Interlocks and Insider Participation

Each of Messrs. Agrawal, Bryant, Calbert, Jones and Rhodes was a member of our Compensation Committee during 2010. None of these persons was at any time during 2010 an officer or employee of Dollar General or any of our subsidiaries or an officer of Dollar General or any of our subsidiaries at any time prior to fiscal 2010. Messrs. Calbert and Agrawal, due to their relationships with KKR, and Mr. Jones, due to his relationship with Goldman, Sachs & Co., may be viewed as having an indirect material interest in certain relationships and transactions with KKR and Goldman, Sachs & Co. discussed under "Certain Transactions with Management and Others" above. Mr. Dreiling serves as a manager of Buck Holdings, LLC, for which Messrs. Calbert, Agrawal and Jones serve as managers.

Compensation Risk Considerations

In March 2010, our Compensation Committee, with the assistance of its compensation consultant and management, reviewed our compensation policies and practices for all employees, including executive officers, to assess the risks that may arise from our compensation programs. The assessment included a review of our compensation programs for certain design features which could potentially encourage excessive risk-taking or otherwise generate risk to Dollar General. As a result of that assessment, management and the Compensation Committee concluded, after considering the degree to which identified risk-aggravating factors were offset by risk-mitigating factors, that the net risks created by our overall compensation program were not reasonably likely to have a material adverse effect on Dollar General. Several of the design features that were noted as reducing the likelihood of excessive risk-taking or otherwise mitigating risk included:

- The use of a company-wide performance measure for the short-term annual incentive plan and as a vesting condition for the performance-based stock options granted under the long-term equity incentive plan;
- A minimum share purchase requirement for participation in the long-term equity incentive plan;
- Relatively long vesting periods for equity awards, as well as restrictions on transferability of vested shares; and
- Compensation program balance (a) between elements that focus on short-term financial performance and those that reward for longer-term stock price appreciation; and (b) between fixed and variable pay.

Throughout 2010, the Committee continued to discuss risks pertaining to various compensation programs during meetings at which changes to any such programs were discussed. In addition, in March 2011 the Committee reviewed and discussed a management presentation confirming that our compensation programs have undergone few changes, analyzing those changes, and determining that the risk profile identified in the March 2010 risk assessment has not significantly changed. As a result of this review and discussion, which included identification of further risk-mitigating factors such as the use of an additional company-wide performance measure for the short-term cash incentive plan and the comprehensive management succession plan, the Committee again determined that the net risks created by our overall compensation program are not reasonably likely to have a material adverse effect on Dollar General.

Proxy

PROPOSAL 2:
ADVISORY VOTE ON EXECUTIVE COMPENSATION

As required by SEC rules, we are providing our shareholders the opportunity to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules, which includes the disclosures under "Compensation Discussion and Analysis," and the accompanying compensation tables and related narrative discussion in the "Executive Compensation" section above.

As discussed in "Compensation Discussion and Analysis" above, our compensation programs are designed to attract, retain and motivate persons with superior ability, to reward outstanding performance, and to align the interests of our named executive officers with the long-term interests of our shareholders. Under these programs, our named executive officers are rewarded for the achievement of specific annual and long-term goals and the realization of increased shareholder value. We firmly believe that our compensation programs have been effective at attracting and retaining the executive talent necessary to guide Dollar General during a period of significant growth and transformation, and have been instrumental in helping us achieve strong financial performance in the last three fiscal years.

We are asking our shareholders to indicate their support for our named executive officer compensation as described in this proxy statement in accordance with SEC rules by voting for this proposal. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. This advisory vote is not a vote on the compensation of our Board or our compensation policies as they relate to risk management, as described under "Compensation Risk Considerations" in the "Executive Compensation" section above.

Although the vote we are asking shareholders to cast is non-binding, our Board and the Compensation Committee value the views of our shareholders and intend to consider the outcome of the vote when making future compensation decisions for our named executive officers.

Our Board recommends that you vote **FOR** the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

PROPOSAL 3:
ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

As required by SEC rules, we are seeking your input with regard to the frequency of future shareholder advisory votes on our named executive officer compensation, specifically whether they should occur once every 1, 2 or 3 years. We ask that you support a frequency period of every 3 years.

Our Board believes that a 3-year period for holding this vote:

- aligns more closely with our belief that an effective executive compensation program should incentivize performance over both the short- and long-term. For example, some of our performance-based awards are tied directly to significant long-term EBITDA-based growth over a sustained period;
- provides us with sufficient time to thoughtfully consider the results of the vote and to engage with shareholders to understand the vote results;
- allows adequate time to implement any desired changes to our compensation policies and procedures that our Compensation Committee deems advisable; and
- provides our shareholders sufficient time to evaluate the effectiveness of our executive compensation program, any changes made to the program, and our related performance.

Our Board believes that anything less than a 3-year frequency period will yield a short-term mindset, detract from our long-term interests and goals, would not allow for changes to our executive compensation program to be in place long enough to evaluate whether the changes were effective.

Although the vote we are asking you to cast is non-binding, our Board and the Compensation Committee value the views of our shareholders and will consider the outcome of the vote when determining the frequency of future say-on-pay votes. Furthermore, our Board welcomes input from shareholders with respect to our executive compensation program even in years when the advisory vote does not occur.

Our Board recommends that you vote to conduct a non-binding, advisory vote on named executive officer compensation once every **3 YEARS**.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The United States securities laws require our executive officers, directors, and greater than 10% shareholders to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Based solely upon a review of these reports furnished to us during and with respect to 2010, or written representations that no Form 5 reports were required, we believe that each of those persons filed, on a timely basis, the reports required by Section 16(a) of the Securities Exchange Act of 1934, except that (1) Mr. John Flanigan filed 1 late Form 4 to report a purchase of Dollar General common stock directly from the Company and filed an amended Form 3 to report a holding inadvertently omitted from his original Form 3; (2) Mr. Todd Vasos filed 1 late Form 4 to report the acquisition of a stock option to purchase shares of Dollar General common stock resulting from the accelerated vesting in connection with a secondary offering of shares of our common stock by certain of our shareholders in December 2010; and (3) each of Mr. Adrian Jones and Goldman, Sachs & Co. filed 1 late Form 4 to report 1 open market sale of Dollar General common stock by Goldman, Sachs & Co. Both Mr. Jones and Goldman, Sachs & Co. disclaim beneficial ownership of the shares involved in the transaction.

Proxy

SECURITY OWNERSHIP

For purposes of the tables below, a person is a "beneficial owner" of a security if that person has or shares voting or investment power over the security or has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, to our knowledge these persons have sole voting and investment power over the shares listed. Percentage computations are based on 341,521,858 shares of our common stock outstanding as of March 16, 2011.

Security Ownership of Certain Beneficial Owners

The following table shows the amount of our common stock beneficially owned as of March 16, 2011 by those known by us to beneficially own more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Buck Holdings, L.P.(1)	241,997,057(1)	70.9%
T. Rowe Price Associates, Inc.(2)	25,898,013(2)	7.6%

(1) Based solely on Statements on Schedule 13G filed on February 14, 2011. Buck Holdings, L.P. ("Buck LP") directly holds 241,997,057 shares. The general partner of Buck Holdings, L.P. is Buck Holdings, LLC ("Buck LLC"), the membership interests of which are held by a private investor group, including affiliates of KKR and Goldman, Sachs & Co. and other equity investors.

Each of KKR 2006 Fund L.P., KKR PEI Investments, L.P., 8 North America Investor L.P., Buck Co-Invest, LP and KKR Partners III, L.P. (collectively, the "KKR Funds") directly owns limited partnership interests in Buck LP with the majority of such interests held by KKR 2006 Fund, L.P. The sole general partner of the KKR 2006 Fund L.P. is KKR Associates 2006 L.P., and the sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC. The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P. The sole general partner of KKR PEI Investments, L.P. is KKR PEI Associates, L.P., and the sole general partner of KKR PEI Associates, L.P. is KKR PEI GP Limited. The sole shareholder of KKR PEI GP Limited is KKR Fund Holdings L.P. Messrs. Henry Kravis and George Roberts have also been designated as managers of KKR 2006 GP LLC by KKR Fund Holdings L.P. The sole general partner of 8 North America Investor L.P. is KKR Associates 8 NA L.P., and the sole general partner of KKR Associates 8 NA L.P. is KKR 8 NA Limited. The sole shareholder of KKR 8 NA Limited is KKR Fund Holdings L.P. Buck Holdings Co-Invest GP, LLC is the sole general partner of Buck Holdings Co-Invest, LP, and the managing member of Buck Holdings Co-Invest GP, LLC is KKR Associates 2006 L.P. The sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC. The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P. KKR III GP LLC is the sole general partner of KKR Partners III, L.P. The managers of KKR III GP LLC are Messrs. Kravis and Roberts. The general partners of KKR Fund Holdings L.P. are KKR Fund Holdings GP Limited and KKR Group Holdings L.P. The sole shareholder of KKR Fund Holdings GP Limited is KKR Group Holdings L.P. The sole general partner of KKR Group Holdings L.P. is KKR Group Limited. The sole shareholder of KKR Group Limited is KKR & Co. L.P. The sole general partner of KKR & Co. L.P. is KKR Management LLC. The designated members of KKR Management LLC are Messrs. Kravis and Roberts.

Each of KKR 2006 Fund L.P., KKR Associates 2006 L.P., KKR 2006 GP LLC, KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P., KKR Management LLC, and Messrs. Kravis and Roberts may be deemed to share voting and dispositive power with respect to the shares beneficially owned by Buck LP but each has disclaimed beneficial ownership of such shares. The address for all entities noted above and for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New

York, NY 10019. The address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

The Goldman Sachs Group, Inc. ("GS Group") may be deemed to share voting and dispositive power with respect to 52,474,940 shares held by Buck LP. Each of the following entities directly owns limited partnership interests in Buck LP and may be deemed to share voting and dispositive power with respect to the specified number of shares: GS Capital Partners VI Parallel, L.P. (5,332,395); GS Capital Partners VI GmbH & Co. KG (689,182); GS Capital Partners VI Fund, L.P. (19,391,727); GS Capital Partners VI Offshore Fund, L.P. (16,129,357); Goldman Sachs DGC Investors, L.P. (2,926,695); Goldman Sachs DGC Investors Offshore Holdings, L.P. (5,819,128) and GSUIG, LLC (2,186,456) (collectively, the "Investing Entities"). The shares held by the Investing Entities may be deemed to be beneficially owned by Goldman, Sachs & Co. The general partner, managing general partner or other manager of each of the Investing Entities is an affiliate of GS Group. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of GS Group. Goldman, Sachs & Co. is the investment manager of certain of the Investing Entities. Each of the Investing Entities disclaims beneficial ownership of any shares of common stock owned by Buck LP or by the other investors of Buck LP, except to the extent disclosed above. The address of each of the Investing Entities other than GS Capital Partners VI GmbH & Co. KG is c/o Goldman, Sachs & Co., 85 Broad Street 10th floor, New York, New York 10004. The address of GS Capital Partners VI GmbH & Co. KG is Messeturm, Friedrich-Ebert-Anlage 49 60323, Frankfurt/Main, Germany.

(2) Based solely on Statement on Schedule 13G filed on February 9, 2011 and supplemental information received from T. Rowe Price Associates, Inc. ("Price Associates"). These shares are owned by various individual and institutional investors, for which Price Associates serves as investment advisor with power to direct investments and/or power to vote the shares. In its role as investment advisor, Price Associates had power to direct investments with respect to all 25,898,013 shares, sole power to vote 5,683,190 of the shares and no power to vote 20,214,823 of the shares as of December 31, 2010. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such shares; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

Security Ownership of Officers and Directors

The following table shows the amount of our common stock beneficially owned as of March 16, 2011 by our directors and named executive officers individually and by our directors and all of our executive officers as a group. Unless otherwise noted, these persons may be contacted at our executive offices.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Raj Agrawal(1)(2)(4)	1,388	*
Warren F. Bryant(2)(4)	5,897	*
Michael M. Calbert(1)(2)(4)	11,897	*
Adrian Jones(2)(3)(4)	1,897	*
William C. Rhodes, III(2)(4)	5,897	*
David B. Rickard(2)(4)	6,314	*
Richard W. Dreiling(4)	1,423,196	*
David M. Tehle(4)	449,139	*
Kathleen R. Guion(4)	350,000	*
John W. Flanigan(4)	150,974	*
Robert D. Ravener(4)	151,658	*
All directors and executive officers as a group (14 persons)(1)(2)(3)(4)	3,272,522	*

* Denotes less than 1% of class.

(1) Messrs. Agrawal and Calbert are executives of KKR, which as discussed above under "Security Ownership of Certain Beneficial Owners" may be deemed to share dispositive and/or voting power with respect to the shares held by Buck LP. Messrs. Calbert and Agrawal disclaim beneficial ownership of any such shares.

(2) Excludes shares underlying certain restricted stock units held by each of the named holders, but over which they have no voting or investment power nor the right to acquire beneficial ownership within 60 days of March 16, 2011.

(3) Mr. Jones is a managing director of Goldman, Sachs & Co. As discussed above under "Security Ownership of Certain Beneficial Owners," the GS Group may be deemed to share dispositive and/or voting power with respect to certain shares held by Buck LP. Mr. Jones disclaims beneficial ownership of the shares owned directly or indirectly by the GS Group except to the extent of his pecuniary interest therein, if any. In addition, we have been advised that Mr. Jones holds the shares reported in the table for the benefit of the GS Group.

(4) Includes the following number of shares underlying restricted stock units that are settleable within 60 days of March 16, 2011, over which the person will not have voting or investment power until the restricted stock units are settled: Mr. Bryant (509); Mr. Calbert (509); and Mr. Rickard (487). Also includes the following number of shares subject to options either currently exercisable or exercisable within 60 days of March 16, 2011 over which the person will not have voting or investment power until the options are exercised: Mr. Agrawal (1,388); Mr. Bryant (1,388); Mr. Calbert (1,388); Mr. Jones (1,388); Mr. Rhodes (1,388); Mr. Rickard (1,327); Mr. Dreiling (1,099,999); Mr. Tehle (439,999); Ms. Guion (350,000); Mr. Flanigan (129,476); Mr. Ravener (125,563); and all current directors and executive officers as a group (2,791,637). The shares described in this note are considered outstanding for the purpose of computing the percentage of outstanding stock owned by each named person and by the group, but not for the purpose of computing the percentage ownership of any other person.

AUDIT COMMITTEE REPORT

Proxy

The Audit Committee of our Board of Directors has:

- reviewed and discussed with management the audited financial statements for the fiscal year ended January 28, 2011,
- discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T,
- received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and
- discussed with Ernst & Young LLP their independence from Dollar General and its management.

Based on these reviews and discussions, the Audit Committee unanimously recommended to the Board of Directors that Dollar General's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended January 28, 2011 for filing with the SEC.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that Dollar General's financial statements are complete, accurate, or in accordance with generally accepted accounting principles. Dollar General's management and independent auditor have this responsibility. The Audit Committee also does not have the duty to assure compliance with laws and regulations or with the policies of the Board of Directors.

This report has been furnished by the members of the Audit Committee:

- David B. Rickard, Chairman
- Warren F. Bryant
- William C. Rhodes, III

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Dollar General specifically incorporates this report by reference therein.

Proxy

PROPOSAL 4:
RATIFICATION OF APPOINTMENT OF AUDITORS

Who has the Audit Committee selected as the independent registered public accounting firm?

The Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the 2011 fiscal year. Ernst & Young LLP has served in that capacity since October 2001.

Will representatives of Ernst & Young LLP attend the annual meeting?

Representatives of Ernst & Young LLP have been requested and are expected to attend the annual meeting. These representatives will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

What does the Board of Directors recommend?

Our Board recommends that you vote **FOR** the ratification of Ernst & Young LLP as our independent registered public accounting firm for the 2011 fiscal year. The Audit Committee is not bound by a vote either for or against the firm. If the shareholders do not ratify this appointment, our Audit Committee will consider that result in selecting our independent registered public accounting firm in the future.

FEES PAID TO AUDITORS

What fees were paid to the independent registered public accounting firm in 2010 and 2009?

The following table sets forth the aggregate fees for professional services rendered to us by Ernst & Young LLP during the past two fiscal years:

Service	2010 Aggregate Fees Billed ($)	2009 Aggregate Fees Billed ($)
Audit Fees(1)	2,077,949	2,512,641
Audit-Related Fees(2)	29,500	28,500
Tax Fees(3)	1,220,411	1,310,650
All Other Fees(4)	6,000	6,000

(1) 2010 fees include fees for services related to secondary offerings of our common stock by certain of our shareholders. 2009 fees include fees for services related to our initial public offering.

(2) 2010 and 2009 fees include services relating to the employee benefit plan audit.

(3) 2010 and 2009 fees include work opportunity tax credit assistance and examination reviews assistance, HIRE Act payroll tax services, tax advisory services related to inventory, as well as tax compliance.

(4) 2010 and 2009 fees include a subscription fee to an on-line accounting research tool.

How does the Audit Committee pre-approve services provided by the independent registered public accounting firm?

The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. Where feasible, the Committee considers and, when appropriate, pre-approves services at regularly scheduled meetings after disclosure by management and the independent registered public accounting firm of the nature of the proposed services, the estimated fees (when available), and their opinions that the services will not impair the independence of the independent registered public accounting firm. The Committee's chairperson (or any Committee member if the chairperson is unavailable) may pre-approve such services in between Committee meetings, and must report to the Committee at its next meeting with respect to all services so pre-approved. The Committee pre-approved 100% of the services provided by Ernst & Young LLP during 2010 and 2009.

SHAREHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

To be considered for inclusion in our proxy materials relating to the 2012 annual meeting of shareholders, proposals must be submitted by eligible shareholders who have complied with the relevant regulations of the SEC and must be received no later than December 7, 2011. In addition, if we are not notified of a shareholder proposal by February 25, 2012, then the proxies held by our management may provide the discretion to vote against such shareholder proposal, even though the proposal is not discussed in our proxy materials sent in connection with the 2012 annual meeting of shareholders.

If you would like to introduce other new business at the 2012 annual meeting, you must provide written notice to us no earlier than the close of business on January 26, 2012 and no later than the close of business on February 25, 2012, and comply with the advance notice provisions of our Bylaws.

Shareholder proposals should be mailed to Corporate Secretary, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, TN 37072. Shareholder proposals that are not included in our proxy materials will not be considered at any annual meeting of shareholders unless such proposals have complied with the requirements of our Bylaws.

DOLLAR GENERAL®

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 28, 2011

Commission file number: 001-11421

DOLLAR GENERAL CORPORATION
(Exact name of registrant as specified in its charter)

TENNESSEE	**61-0502302**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 MISSION RIDGE
GOODLETTSVILLE, TN 37072
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: **(615) 855-4000**

10-K

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of the exchange on which registered
Common Stock, par value $0.875 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate fair market value of the registrant's common stock outstanding and held by non-affiliates as of July 30, 2010 was $2,057,296,011 calculated using the closing market price of our common stock as reported on the NYSE on such date ($29.18). For this purpose, directors, executive officers and greater than 10% record shareholders are considered the affiliates of the registrant.

The registrant had 341,521,858 shares of common stock outstanding as of March 16, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Certain of the information required in Part III of this Form 10-K is incorporated by reference to the Registrant's definitive proxy statement to be filed for the Annual Meeting of Shareholders to be held on May 25, 2011.

INTRODUCTION

General

This report contains references to years 2011, 2010, 2009, 2008, 2007 and 2006, which represent fiscal years ending or ended February 3, 2012, January 28, 2011, January 29, 2010, January 30, 2009, February 1, 2008 and February 2, 2007, respectively. All of the discussion and analysis in this report should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and related notes.

Solely for convenience, our trademarks and tradenames referred to in this document may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right to these trademarks and tradenames.

10-K

Cautionary Disclosure Regarding Forward-Looking Statements

We include "forward-looking statements" within the meaning of the federal securities laws throughout this report, particularly under the headings "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Note 9 Commitments and Contingencies," among others. You can identify these statements because they are not limited to historical fact or they use words such as "may," "will," "should," "could," "believe," "anticipate," "project," "plan," "expect," "estimate," "objective," "forecast," "goal," "potential," "opportunity," "intend," "will likely result," or "will continue" and similar expressions that concern our strategy, plans, intentions or beliefs about future occurrences or results. For example, all statements relating to our estimated and projected expenditures, cash flows, results of operations, financial condition and liquidity; our plans, objectives and expectations for future operations, growth or initiatives; or the expected outcome or effect of pending or threatened litigation or audits are forward-looking statements.

All forward-looking statements are subject to risks and uncertainties that may change at any time, so our actual results may differ materially from those that we expected. We derive many of these statements from our operating budgets and forecasts, which are based on many detailed assumptions that we believe are reasonable. However, it is very difficult to predict the effect of known factors, and we cannot anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from the expectations expressed in our forward-looking statements are disclosed under "Risk Factors" in Part I, Item 1A and elsewhere in this document (including, without limitation, in conjunction with the forward-looking statements themselves and under the heading "Critical Accounting Policies and Estimates"). All written and oral forward-looking statements are expressly qualified in their entirety by these and other cautionary statements that we make from time to time in our other SEC filings and public communications. You should evaluate forward-looking statements in the context of these risks and uncertainties. These factors may not contain all of the factors that are important to you. We cannot assure you that we will realize the results or developments we anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect.

The forward-looking statements included in this report are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PART I

ITEM 1. BUSINESS

General

We are the largest discount retailer in the United States by number of stores, with 9,414 stores located in 35 states as of February 25, 2011, primarily in the southern, southwestern, midwestern and eastern United States. We offer a broad selection of merchandise, including consumables, seasonal, home products and apparel. Our merchandise includes high quality national brands from leading manufacturers, as well as comparable quality private brand selections with prices at substantial discounts to national brands. We offer our merchandise at everyday low prices (typically $10 or less) through our convenient small-box (approximately 7,200 square feet) locations.

10-K

Our History

J.L. Turner founded our Company in 1939 as J.L. Turner and Son, Wholesale. We were incorporated as a Kentucky corporation under the name J.L. Turner & Son, Inc. in 1955, when we opened our first Dollar General store. We changed our name to Dollar General Corporation in 1968 and reincorporated in 1998 as a Tennessee corporation. Our common stock was publicly traded from 1968 until July 2007, when we merged with an entity controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., or KKR. On November 13, 2009 our common stock again became publicly traded upon our completion of an initial public offering of 39,215,000 shares of our common stock, including 22,700,000 newly issued shares. We are majority owned by Buck Holdings, L.P., a Delaware limited partnership controlled by KKR, which beneficially owns approximately 71% of our outstanding common stock.

Our Business Model

Our long history of profitable growth is founded on a commitment to a relatively simple business model: providing a broad base of customers with their basic everyday and household needs, supplemented with a variety of general merchandise items, at everyday low prices in conveniently located, small-box stores.

Fiscal year 2010 represented our 21st consecutive year of same-store sales growth. This growth, regardless of economic conditions, suggests that we have a less cyclical model than most retailers and, we believe, is a result of our compelling value and convenience proposition. Both customer traffic and average transaction amount increased during 2009 and 2010 despite a very difficult economic environment. We believe that our customers recognize our efforts to provide them with a pleasant, efficient shopping experience along with our ongoing commitment to meet their everyday needs, which encourages them to continue to shop with us in the future.

Our attractive store economics, including a relatively low initial investment and simple, low cost operating model, have allowed us to grow our store base to over 9,400 stores in 35 states, and provide us significant opportunities to continue our strategy of profitable store growth.

Compelling Value and Convenience Proposition. Our ability to deliver highly competitive prices on national brand and quality private brand products in convenient locations and our easy in and out shopping format create a compelling shopping experience that distinguishes us from other discount, convenience and drugstore retailers. Our slogan, "Save time. Save money. Every day!" summarizes our appeal to customers. We believe our ability to effectively deliver both value and convenience allows us to succeed in small markets with limited shopping alternatives, as well as to profitably coexist alongside larger retailers in more competitive markets. Our compelling value and convenience proposition is evidenced by the following attributes of our business model:

- *Convenient Locations.* Our stores are conveniently located in a variety of rural, suburban and urban communities, currently with nearly 70% serving communities with populations of less than 20,000. In more densely populated areas, our small-box stores typically serve the closely surrounding neighborhoods. The majority of our customers live within three to five miles, or a 10-minute drive, of our stores. Our close proximity to customers drives customer loyalty and trip frequency and makes us an attractive alternative to large discount and other large-box retail and grocery stores which are often located farther away. Our low cost economic model enables us to serve many areas with fewer than 1,500 households.

- *Time-Saving Shopping Experience.* We also provide customers with a highly convenient shopping experience. Our stores' smaller size allows us to locate parking near the front entrance where shopping carts are located to promote efficient navigation of the store. Our product offering includes most necessities, such as basic packaged and refrigerated food and dairy products, cleaning supplies, paper products, and health and beauty care items, as well as greeting cards, party supplies, apparel, housewares, hardware and automotive supplies, among others. Our typical store hours are 8:00 a.m. to 9:00 p.m., seven days per week. Our convenient hours and broad merchandise offering allow our customers to fulfill their routine shopping requirements and minimize their need to shop elsewhere.


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- *Everyday Low Prices on Quality Merchandise.* Our research indicates that we offer a price advantage over most food and drug retailers and that our prices are highly competitive with even the largest discount retailers. Our ability to offer everyday low prices on quality merchandise is supported by our low-cost operating structure and our strategy to maintain a limited number of stock keeping units ("SKUs") per category, which we believe helps us maintain strong purchasing power. Most items are priced below $10, with approximately 24% at $1 or less. We offer quality nationally advertised brands at these everyday low prices in addition to offering our own comparable quality private brands at value prices.

Attractive Store Economics. The traditional Dollar General store size, design and location requires minimal initial investment and low maintenance capital expenditures. Our typical locations involve a modest, no-frills building, which helps keep our rental and other fixed overhead costs relatively low. When coupled with our new stores' ability to generally deliver positive cash flow in the first year, this low capital expenditure requirement typically results in pay back of capital in less than two years. Our stringent market analysis, real estate site selection and new store approval processes as well as our new store marketing programs help us optimize financial returns and minimize the risks of opening unprofitable stores.

Our lean store staffing model and centralized management of utilities, maintenance and supplies procurement contribute to our relatively low operating costs and efficient store operations.

Substantial Growth Opportunities. We believe that we have substantial growth opportunities through both improved profitability of existing stores and new store openings. We are pursuing a number of initiatives which we expect to continue to improve the profitability of our existing store base. In addition, we have identified significant opportunities to add new stores in both existing and new markets. We believe we have the long-term potential in the U.S. to more than double our existing store base while maintaining strong returns on capital. See "Our Growth Strategy" for additional details.

10-K

Our Growth Strategy

We believe we have the right strategy and execution capabilities to capitalize on the considerable growth opportunities afforded by our business model. We believe we continue to have significant opportunities to drive profitable growth through increasing same-store sales, expanding our operating profit rate and growing our store base.

Increasing Same-Store Sales. We believe the combination of our necessity-driven product mix and our attractive value proposition, including a well-balanced merchandising approach, provides a strong basis for increased sales. Our average sales per square foot increased to $201 in 2010 from $195 in 2009 and $180 in 2008. We believe we will continue to have additional opportunities to increase our store productivity through improved in-stock positions, price optimization, continued improvements in space utilization, and additional operating and merchandising initiatives. Among numerous additional projects in 2011, we plan to further expand our frozen and refrigerated food and health and beauty aids offerings. We will also continue to focus on increasing sales in our home, apparel and seasonal categories.

In addition, we plan to relocate or remodel approximately 550 stores in 2011, which we expect to further drive same-store sales growth. In 2010, we remodeled or relocated 504 stores. Remodels and relocations generally consist of updating the stores to our new customer centric format, which we believe appeals to a broader customer base. A relocation typically results in an improved, more visible and accessible location, and usually includes increased square footage. We continue to have opportunities for additional remodels and relocations beyond 2011.

Expanding Operating Profit Rate. Another key component of our growth strategy is improving our operating profit rate through enhanced gross profit and expense reduction initiatives. Our financial results during 2010 and 2009 reflect the favorable impact of our strong category management processes on gross margin improvement and our continued efforts to reduce selling, general and administrative expenses as a percent of sales.

In recent months, we have begun to see many of our product categories impacted by increased costs of commodities, including cotton, wheat, corn, sugar, coffee and resin, as well as increased transportation fuel costs, which have increased significantly in early 2011. These increases pose a challenge to our continued priority of improving our gross profit rate. However, we believe we have options available to mitigate the impact of these increases, including our price optimization, changes to our product selection, such as alternate national brands and the expansion of our private brands, and modifications to our packaging and product size, including items in our planned expansion of merchandise selections priced at $1.00. In addition, we continue to focus on reducing inventory shrinkage and improving distribution efficiencies.

We intend to continue to drive our private brand penetration going forward. Our private brand program complements our model of offering customers nationally branded consumables merchandise at everyday low prices. Generally, private brand items have higher gross profit margins than similar national brand items, and in 2010 represented approximately 22% of our consumables sales. In 2010, we made significant progress in expanding our private brand efforts to our non-consumable offerings, dramatically improving the visual impact of our many non-consumables, including housewares, domestics, lawn and garden tools and summer toys.

We believe we have the potential to directly source a larger portion of our products at significant savings to current costs. In 2010, we imported approximately $750 million of goods, or 8% of total purchases, at cost.

We continually look for ways to improve our cost structure and enhance efficiencies throughout the organization. In 2010, we centralized our procurement system which we expect to aid us in reducing the cost of purchases throughout the company in 2011 and beyond. In addition, we have begun to implement a store labor management and work simplification program, and we are continuing our store rent reduction initiative.

Growing Our Store Base. Based on a detailed, market-by-market analysis, we believe we have the potential to at least double our current number of stores through expansion in both existing and new markets. In 2011, we plan to enter three new states, Connecticut, New Hampshire and Nevada. We have confidence in our real estate disciplines and in our ability to identify, open and operate successful new stores. As a result, we believe that at least our present level of new store growth is sustainable for the foreseeable future. In addition, we continue to believe that in the current real estate market environment there may be opportunities to negotiate lower rent than would have previously been available, allowing us to continue to improve the overall quality of our sites at attractive rental rates.

Our Merchandise

We offer a focused assortment of everyday necessities, which drive frequent customer visits, and key items in a broad range of general merchandise categories. Our product assortment provides the opportunity for our customers to address most of their basic shopping needs with one trip. We sell high quality national brands from leading manufacturers such as Procter & Gamble, Kimberly Clark, Unilever, Kellogg's, General Mills, Nabisco, Coca-Cola and PepsiCo, which are typically found at higher retail prices elsewhere. Additionally, our private brand selections offer consumers even greater value with options to purchase value items and national brand equivalent products at substantial discounts to the national brand.


10-K

Our stores generally offer approximately 10,000 total SKUs per store. The number of SKUs in a given store can vary based upon the store's size, geographic location, merchandising initiatives, seasonality, and other factors. Most of our products are priced at $10 or less, with approximately 24% at $1 or less. We separate our merchandise into four categories: 1) consumables; 2) seasonal; 3) home products; and 4) apparel.

Consumables is our largest category and includes paper and cleaning products (such as paper towels, bath tissue, paper dinnerware, trash and storage bags, laundry and other home cleaning supplies); food, including packaged food and perishables (such as cereals, canned soups and vegetables, sugar, flour, milk, eggs and bread); beverages and snacks (including candy, cookies, crackers, salty snacks and carbonated beverages); health and beauty (including over-the-counter medicines and personal care products, such as soap, body wash, shampoo, dental hygiene and foot care products); and pet (including pet supplies and pet food).

Seasonal products include decorations, toys, batteries, small electronics, greeting cards, stationery, prepaid cell phones and accessories, gardening supplies, hardware, automotive and home office supplies.

Home products includes kitchen supplies, cookware, small appliances, light bulbs, storage containers, frames, candles, craft supplies and kitchen, bed and bath soft goods.

Apparel includes casual everyday apparel for infants, toddlers, girls, boys, women and men, as well as socks, underwear, disposable diapers, shoes and accessories.

The percentage of net sales of each of our four categories of merchandise for the fiscal years indicated below was as follows:

	2010	2009	2008
Consumables	71.6%	70.8%	69.3%
Seasonal	14.5%	14.5%	14.6%
Home products	7.0%	7.4%	8.2%
Apparel	6.9%	7.3%	7.9%

Our home products and seasonal categories typically account for the highest gross profit margins, and the consumables category typically accounts for the lowest gross profit margin.

10-K

The Dollar General Store

The average Dollar General store has approximately 7,200 square feet of selling space and is typically operated by a manager, an assistant manager and three or more sales clerks. Approximately 58% of our stores are in freestanding buildings, 41% in strip shopping centers and 1% are in downtown buildings. Most of our customers live within three to five miles, or a 10 minute drive, of our stores. Our store strategy features low initial capital expenditures, limited maintenance capital, low occupancy and operating costs, and a focused merchandise offering within a broad range of categories, allowing us to deliver low retail prices while generating strong cash flows and investment returns. In 2010, the average cost of equipment and fixtures in our leased stores was approximately $165,000. Initial inventory, net of payables, increases the investment in a new store by approximately $75,000.

We generally have not encountered difficulty locating suitable store sites in the past. Given the size of the communities that we target, we believe that there is ample opportunity for new store growth in existing and new markets. In addition, the current real estate market is providing an opportunity for us to access higher quality sites at lower rates than in recent years. Also, we believe we have significant opportunities available for our relocation and remodel programs. We spend approximately $75,000 for equipment and fixtures to remodel a store and approximately $140,000 to relocate one. We remodeled or relocated 504 stores in 2010, 450 in 2009 and 404 in 2008.

Our recent store growth is summarized in the following table:

Year	Stores at Beginning of Year	Stores Opened	Stores Closed	Net Store Increase/(Decrease)	Stores at End of Year
2008	8,194	207	39	168	8,362
2009	8,362	500	34	466	8,828
2010	8,828	600	56	544	9,372

Our Customers

Our customers seek value and convenience. Depending on their financial situation and geographic proximity, customers' reliance on Dollar General varies from fill-in shopping to periodic routine trips in order to stock up on household items, to weekly or more frequent trips to meet most essential needs. We believe that our value and convenience proposition attracts customers from a wide range of income brackets and life stages. In the last year, we have seen increases in the annual number of shopping trips that our customers make to Dollar General as well as the amount spent during each trip.

We continue to focus on the quality, selection and pricing of our merchandise, targeted advertising, improved store standards and site selection processes, among other initiatives, to attract new and retain existing customers.

Our Suppliers

We purchase merchandise from a wide variety of suppliers and maintain direct buying relationships with many producers of national brand merchandise, such as Procter & Gamble, Kimberly Clark, Unilever, Kellogg's, General Mills, Nabisco, Coca-Cola and PepsiCo. Despite our broad offering, we maintain only a limited number of SKUs per category, giving us a pricing advantage in dealing with our suppliers. Approximately 9% and 7% of our purchases in 2010 were from our largest and second largest suppliers, respectively. Our private brands come from a diversified supplier base. We directly imported approximately 8% of our purchases at cost (13% of our purchases at retail) in 2010. Our vendor arrangements generally provide for payment for such merchandise in U.S. dollars.

We have not experienced any difficulty in obtaining sufficient quantities of core merchandise and believe that, if one or more of our current sources of supply became unavailable, we would generally be able to obtain alternative sources without experiencing a substantial disruption of our business. However, such alternative sources could increase our merchandise costs or reduce the quality of our merchandise, and an inability to obtain alternative sources could adversely affect our sales.

Distribution, Transportation and Inventory Management

Our stores are supported by nine distribution centers located strategically throughout our geographic footprint. Of these nine, we own six and lease the other three. We lease additional temporary warehouse space as necessary to support our distribution needs. To support our growth, we are in the process of constructing our tenth distribution center near Birmingham, Alabama. We expect this new distribution center to be operational in 2012. Over the past few years we have made significant investments in facilities, technological improvements and upgrades, and we continue to improve work processes, all of which increase our efficiency and ability to support our merchandising and operations initiatives as well as our new store growth. We continually analyze and rebalance the network to ensure that it remains efficient and provides the service our stores require. See "—Properties" for additional information pertaining to our distribution centers.

Most of our merchandise flows through our distributions centers and is delivered to our stores by third-party trucking firms, utilizing our trailers. Our agreements with these trucking firms are based on estimated costs of diesel fuel, with the difference in estimated and current market fuel costs passed through to us. The costs of diesel fuel are significantly influenced by international, political and economic circumstances, and have risen in recent months, including considerable increases in early 2011. If such increased prices remain in effect, or if further price increases were to arise for any reason, including fuel supply shortages or unusual price volatility, the resulting higher fuel prices could materially increase our transportation costs.

In addition, we believe that there remains opportunity to improve our inventory turns. Initiatives in process include operational efforts to optimize presentation levels and decrease excess quantities shipped to our stores. We continue to focus on SKU optimization in an attempt to ensure that we can meet our customers' demands for our most popular products as well as for product assortment. We are also in the early stages of implementing an improved supply chain solution to assist in ordering, monitoring and tracking inventory from purchase order to receipt to maintain efficient levels of inventory. We turned our inventory approximately 5.2 times over the most recent four quarters.

Seasonality

Our business is seasonal to a certain extent. Generally, our highest sales volume occurs in the fourth quarter, which includes the Christmas selling season, and the lowest occurs in the first quarter. In addition, our quarterly results can be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, as well as the timing of certain holidays. We purchase substantial amounts of inventory in the third quarter and incur higher shipping costs and higher payroll costs in anticipation of the increased sales activity during the fourth quarter. In addition, we carry merchandise during our fourth quarter that we do not carry during the rest of the year, such as gift sets, holiday decorations, certain baking items, and a broader assortment of toys and candy.

The following table reflects the seasonality of net sales, gross profit, and net income (loss) by quarter for each of the quarters of our three most recent fiscal years. All of the quarters reflected below are comprised of 13 weeks.

(in millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended January 28, 2011				
Net sales	$3,111.3	$3,214.2	$3,223.4	$3,486.1
Gross profit	999.8	1,036.0	1,010.7	1,130.2
Net income	136.0	141.2	128.1	222.5
Year Ended January 29, 2010				
Net sales	$2,779.9	$2,901.9	$2,928.8	$3,185.8
Gross profit	855.4	906.0	903.1	1,025.4
Net income(a)	83.0	93.6	75.6	87.2
Year Ended January 30, 2009				
Net sales	$2,403.5	$2,609.4	$2,598.9	$2,845.8
Gross profit	693.1	758.0	772.3	837.7
Net income (loss)(b)	5.9	27.7	(7.3)	81.9

(a) Includes expenses, net of income taxes, of $82.9 million related to our initial public offering during the fourth quarter of 2009.

(b) Includes expenses, net of income taxes, of $37.4 million related to the settlement of a shareholder lawsuit during the third quarter of 2008.

Our Competition

We operate in the basic discount consumer goods market, which is highly competitive with respect to price, store location, merchandise quality, assortment and presentation, in-stock consistency, and customer service. We compete with discount stores and with many other retailers, including mass merchandise, grocery, drug, convenience, variety and other specialty stores. These other retail companies operate stores in many of the areas where we operate, and many of them engage in extensive advertising and marketing efforts. Our direct competitors include Family Dollar, Dollar Tree, Fred's, 99 Cents Only and various local, independent operators, as well as Walmart, Walgreens, CVS, Rite Aid, Target and Costco, among others. Certain of our competitors have greater financial, distribution, marketing and other resources than we do.

We differentiate ourselves from other forms of retailing by offering consistently low prices in a convenient, small-store format. We believe that our prices are competitive due in part to our low cost operating structure and the relatively limited assortment of products offered. Historically, we have minimized labor by offering fewer price points and a reliance on simple merchandise presentation. Purchasing large volumes of merchandise within our focused assortment in each merchandise category allows us to keep our average costs low, contributing to our ability to offer competitive everyday low prices to our customers. See "—Our Business Model" above for further discussion of our competitive situation.

Our Employees

As of February 25, 2011, we employed approximately 85,900 full-time and part-time employees, including divisional and regional managers, district managers, store managers, other store personnel and distribution center and administrative personnel. We have increasingly focused on recruiting, training, motivating and retaining employees, and we believe that the quality, performance and morale of our employees have increased as a result. We currently are not a party to any collective bargaining agreements.

Our Trademarks

We own marks that are registered with the United States Patent and Trademark Office and are protected under applicable intellectual property laws, including without limitation the trademarks Dollar General®, Dollar General Market®, Clover Valley®, DG®, DG Guarantee®, Smart & Simple®, trueliving®, Sweet Smiles® and the Dollar General price point designs, along with variations and formatives of these trademarks as well as certain other trademarks. We attempt to obtain registration of our trademarks whenever practicable and to pursue vigorously any infringement of those marks. Our trademark registrations have various expiration dates; however, assuming that the trademark registrations are properly renewed, they have a perpetual duration.

We also hold licenses to use various trademarks owned by third parties, including an exclusive license to the Bobbie Brooks brand for clothing through March 31, 2011, with the option to renew such license on a year-to-year basis, a license to the Fisher Price brand for certain items of children's clothing through December 31, 2013, and an exclusive license to the Rexall brand through March 5, 2020.

Available Information

Our Web site address is www.dollargeneral.com. We file with or furnish to the Securities and Exchange Commission (the "SEC") annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, proxy statements and annual reports to shareholders, and, from time to time, registration statements and other documents. These documents are available free of charge to investors on or through the Investor Information portion of our Web site as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. In addition, the public may read and copy any of the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as Dollar General, that file electronically with the SEC. The address of that Web site is http://www.sec.gov.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below and the other information contained in this report and other filings that we make from time to time with the SEC, including our consolidated financial statements and accompanying notes. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or liquidity. In addition, the risks described below are not the only risks we face. Our business, financial condition, results of operations or liquidity could also be adversely affected by additional factors that apply to all companies generally, as well as other risks that are not currently known to us or that we currently view to be immaterial. While we attempt to mitigate known risks to the extent we believe to be practicable and reasonable, we can provide no assurance, and we make no representation, that our mitigation efforts will be successful.

Current economic conditions and other economic factors may adversely affect our financial performance and other aspects of our business.

We believe that many of our customers are on fixed or low incomes and generally have limited discretionary spending dollars. A further slowdown in the economy, or a delayed recovery, or other economic conditions affecting disposable consumer income, such as increased unemployment or underemployment levels, inflation, increases in fuel or other energy costs and interest rates, lack of available credit, consumer debt levels, higher tax rates and other changes in tax laws, and further erosion in consumer confidence, may adversely affect our business by reducing our customers' spending

10-K

or by causing them to shift their spending to products other than those sold by us or to products sold by us that are less profitable than other product choices, all of which could result in lower net sales, decreases in inventory turnover, greater markdowns on inventory, and a reduction in profitability due to lower margins. Many of those factors, as well as commodity rates, transportation costs (including the costs of diesel fuel), costs of labor, insurance and healthcare, foreign exchange rate fluctuations, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in other laws and regulations and other economic factors, also affect our cost of goods sold and our selling, general and administrative expenses, which may adversely affect our sales or profitability. We have limited or no ability to control many of these factors. We saw product costs begin to escalate in our 2010 fourth quarter as a result of increases in the costs of certain commodities (including cotton, wheat, corn, sugar, coffee, resin), and increasing diesel fuel costs. We will be diligent in our efforts to keep product costs as low as possible in the face of these increases while still working to optimize gross profit and meet the needs of our customers.

In addition, many of the factors discussed above, along with current global economic conditions and uncertainties, the potential for additional failures or realignments of financial institutions, and the related impact on available credit may affect us and our suppliers and other business partners, landlords and service providers in an adverse manner including, but not limited to, reducing access to liquid funds or credit, increasing the cost of credit, limiting our ability to manage interest rate risk, increasing the risk of bankruptcy of our suppliers, landlords or counterparties to or other financial institutions involved in our credit facilities and our derivative and other contracts, increasing the cost of goods to us, and other adverse consequences which we are unable to fully anticipate or control.

Our plans depend significantly on initiatives designed to increase sales and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely.

We have initiatives (such as those relating to marketing, merchandising, promotions, sourcing, shrink, private brand, store operations and real estate) in various stages of testing, evaluation, and implementation, upon which we expect to rely to continue to improve our results of operations and financial condition and to achieve our financial plans. These initiatives are inherently risky and uncertain, even when tested successfully, in their application to our business in general. It is possible that successful testing can result partially from resources and attention that cannot be duplicated in broader implementation, particularly in light of the diverse geographic locations of our stores and the fact that our field management is so decentralized. General implementation also may be negatively affected by other risk factors described herein. Successful systemwide implementation relies on consistency of training, stability of workforce, ease of execution, and the absence of offsetting factors that can influence results adversely. Failure to achieve successful implementation of our initiatives or the cost of these initiatives exceeding management's estimates could adversely affect our results of operations and financial condition.

In addition, the success of our merchandising initiatives, particularly those with respect to non-consumable merchandise, depends in part upon our ability to predict consistently and successfully the products our customers will demand and to identify and timely respond to evolving trends in demographics and consumer preferences, expectations and needs. If we are unable to select products that are attractive to customers, to obtain such products at costs that allow us to sell them at a profit, or to effectively market such products, our sales, market share and profitability could be adversely affected. If our merchandising efforts in the non-consumables area are unsuccessful, we could be further adversely affected by our inability to offset the lower margins associated with our consumables business.

We face intense competition that could limit our growth opportunities and adversely impact our financial performance.

The retail business is highly competitive. We operate in the basic discount consumer goods market, which is competitive with respect to price, store location, merchandise quality, assortment and presentation, in-stock consistency, and customer service. This competitive environment subjects us to the risk of adverse impact to our financial performance because of the lower prices, and thus the lower margins, required to maintain our competitive position. Also, companies like ours operating in the basic discount consumer goods market (due to customer demographics and other factors) may have limited ability to increase prices in response to increased costs without losing competitive position. This limitation may adversely affect our margins and financial performance. We compete for customers, employees, store sites, products and services and in other important aspects of our business with many other local, regional and national retailers. We compete with retailers operating discount, mass merchandise, outlet, warehouse club, grocery, drug, convenience, variety and other specialty stores. Certain of our competitors have greater financial, distribution, marketing and other resources than we do and may be able to secure better arrangements with suppliers than we can. These other competitors compete in a variety of other ways, including aggressive promotional activities, merchandise selection and availability, services offered to customers, location, store hours, in-store amenities and price. If we fail to respond effectively to competitive pressures and changes in the retail markets, it could adversely affect our financial performance.

Competition for customers has intensified in recent years as larger competitors have moved into, or increased their presence in, our geographic markets. In addition, some of our large box competitors are or may be developing small box formats which may produce more competition. We remain vulnerable to the marketing power and high level of consumer recognition of these larger competitors and to the risk that these competitors or others could venture into our industry in a significant way. Generally, we expect an increase in competition.

Our private brands may not achieve or maintain broad market acceptance and increase the risks we face.

We have substantially increased the number of our private brand items, and the program is a sizable part of our future growth plans. We believe that our success in gaining and maintaining broad market acceptance of our private brands depends on many factors, including pricing, our costs, quality and customer perception. We may not achieve or maintain our expected sales for our private brands. As a result, our business, financial condition and results of operations could be materially and adversely affected.

A significant disruption to our distribution network or to the timely receipt of inventory could adversely impact sales or increase our transportation costs, which would decrease our profits.

We rely on our distribution and transportation network to provide goods to our stores in a timely and cost-effective manner through deliveries to our distribution centers from vendors and then from the distribution centers or direct ship vendors to our stores by various means of transportation, including shipments by sea and truck. Any disruption, unanticipated expense or operational failure related to this process could affect store operations negatively. For example, unexpected delivery delays or increases in transportation costs (including through increased fuel costs or a decrease in transportation capacity for overseas shipments) could significantly decrease our ability to make sales and earn profits. In addition, labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries could negatively affect our business.

We maintain a network of distribution facilities and have plans to build new facilities to support our growth objectives. Delays in opening distribution centers could adversely affect our future operations by slowing store growth, which may in turn reduce revenue growth. In addition, the planned construction of a new distribution center in 2011, and any future distribution-related construction or expansion projects, entail risks which could cause delays and cost overruns, such as: shortages of materials; shortages of skilled labor or work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. The completion date and ultimate cost of this or future projects could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that any project will be completed on time or within established budgets.

Rising fuel costs could materially adversely affect our business.

Fuel prices have risen considerably in recent months and are significantly influenced by international, political and economic circumstances. These increases pose a challenge to our continued priority of improving our gross profit rate. If such increased prices remain in effect, or if further price increases were to arise for any reason, including fuel supply shortages or unusual price volatility, the resulting higher fuel prices could materially increase our transportation costs, adversely affecting our gross profit and results of operations. In addition, competitive pressures in our industry may have the effect of inhibiting our ability to reflect these increased costs in the prices of our products. We will be diligent in our efforts to keep product costs as low as possible in the face of these increases while still working to optimize gross profit and meet the needs of our customers.

Risks associated with or faced by the domestic and foreign suppliers from whom our products are sourced could adversely affect our financial performance.

The products we sell are sourced from a wide variety of domestic and international suppliers. In fact, our largest supplier accounted for 9% of our purchases in 2010, and our next largest supplier accounted for approximately 7% of such purchases. We have not experienced any difficulty in obtaining sufficient quantities of core merchandise and believe that, if one or more of our current sources of supply became unavailable, we would generally be able to obtain alternative sources without experiencing a substantial disruption of our business. However, such alternative sources could increase our merchandise costs and reduce the quality of our merchandise, and an inability to obtain alternative sources could adversely affect our sales.

We directly imported approximately 8% of our purchases (measured at cost) in 2010, but many of our domestic vendors directly import their products or components of their products. Changes to the prices and flow of these goods for any reason, such as political and economic instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our standards, issues with labor practices of our suppliers or labor problems they may experience (such as strikes), the availability and cost of raw materials to suppliers, merchandise quality or safety issues, currency exchange rates, transport availability and cost, inflation, and other factors relating to the suppliers and the countries in which they are located or from which they import, are beyond our control and could adversely affect our operations and profitability. Because a substantial amount of our imported merchandise comes from China, a change in the Chinese currency or other policies could negatively impact our merchandise costs. In addition, the United States' foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. Disruptions due to labor stoppages, strikes or slowdowns, or other disruptions involving our vendors or the transportation and handling industries also may negatively affect our ability to receive merchandise and thus may negatively affect sales. These and other factors affecting our suppliers and our access to products could adversely affect our financial performance. As we increase our imports of merchandise from foreign vendors, the risks associated with foreign imports will increase.

Product liability and food safety claims could adversely affect our business, reputation and financial performance.

Despite our best efforts to ensure the quality and safety of the products we sell, we may be subject to product liability claims from customers or penalties from government agencies relating to products, including food products, that are recalled, defective or otherwise alleged to be harmful. Such claims may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling and transportation phases. All of our vendors and their products must comply with applicable product and food safety laws. We generally seek contractual indemnification and insurance coverage from our suppliers. However, if we do not have adequate contractual indemnification and/or insurance available, such claims could have a material adverse effect on our business, financial condition and results of operations. Our ability to obtain indemnification from foreign suppliers may be hindered by the manufacturers' lack of understanding of U.S. product liability or other laws, which may make it more likely that we be required to respond to claims or complaints from customers as if we were the manufacturer of the products. Even with adequate insurance and indemnification, such claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a materially negative impact on our results of operations even if a product liability claim is unsuccessful or is not fully pursued.


10-K

We are subject to governmental regulations, procedures and requirements. A significant change in, or noncompliance with, these regulations could have a material adverse effect on our financial performance.

Our business is subject to numerous federal, state and local laws and regulations. We routinely incur costs in complying with these regulations. New laws or regulations, particularly those dealing with healthcare reform, product safety, and labor and employment, among others, or changes in existing laws and regulations, particularly those governing the sale of products, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. In addition, such changes or new laws may require the write off and disposal of existing product inventory, resulting in significant adverse financial impact to us. Untimely compliance or noncompliance with applicable regulations or untimely or incomplete execution of a required product recall can result in the imposition of penalties, including loss of licenses or significant fines or monetary penalties, in addition to reputational damage.

Litigation may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by employees, consumers, suppliers, competitors, shareholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The number of employment-related class actions filed each year has continued to increase, and recent changes and proposed changes in Federal and state laws may cause claims to rise even more. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations. See Note 9 to the consolidated financial statements for further details regarding certain of these pending matters.

If we cannot open new stores profitably and on schedule, our planned future growth will be impeded, which would adversely affect sales.

Our ability to open profitable new stores is a key component of our planned future growth. Our ability to timely open such stores and to expand into additional market areas depends in part on the following factors: the availability of attractive store locations; the absence of occupancy delays; the ability to negotiate acceptable lease and development terms; the ability to hire and train new personnel, especially store managers, in a cost effective manner; the ability to identify customer demand in different geographic areas; general economic conditions; and the availability of sufficient funds for expansion. Many of these factors affect our ability to successfully relocate stores, and many of them are beyond our control. In addition, our credit ratings, combined with tighter lending practices, have made financing more challenging for our real estate developers in today's market. These unfavorable lending trends could potentially impact the timing of our store openings and build-to-suit program.

Delays or failures in opening new stores, or achieving lower than expected sales in new stores, or drawing a greater than expected proportion of sales in new stores away from existing stores, could materially adversely affect our growth and/or profitability. In addition, we may not anticipate all of the challenges imposed by the expansion of our operations and, as a result, may not meet our targets for opening new stores, remodeling or relocating stores or expanding profitably.

Some of our new stores may be located in areas where we have little or no meaningful experience or brand recognition. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new stores to be less successful than stores in our existing markets.

Many of our new stores will be located in areas where we have existing units. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation of markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

Natural disasters (whether or not caused by climate change), unusual weather conditions, pandemic outbreaks, terrorist acts, and global political events could cause permanent or temporary distribution center or store closures, impair our ability to purchase, receive or replenish inventory, or decrease customer traffic, all of which could result in lost sales and otherwise adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), unusual weather conditions, pandemic outbreaks, terrorist acts or disruptive global political events, such as civil unrest in countries in which our suppliers are located, or similar disruptions could adversely affect our operations and financial performance. To the extent these events result in the closure of one or more of our distribution centers, a significant number of stores, or our corporate headquarters or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected through an inability to make deliveries or provide other support functions to our stores and through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, delays in opening new stores, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some domestic and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores, the temporary reduction in the availability of products in our stores and disruption of our utility services or to our information systems. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage.

Material damage to, or interruptions to, our information systems as a result of external factors, staffing shortages and difficulties in updating our existing technology or developing or implementing new technology could have a material adverse effect on our business or results of operations.

We depend on a variety of information technology systems for the efficient functioning of our business. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural disasters. Damage or interruption to these systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. Any material interruptions may have a material adverse effect on our business or results of operations.

We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on certain vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, such as the implementation of our new supply chain solution, or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations.

Failure to attract and retain qualified employees, particularly field, store and distribution center managers, and to control labor costs, as well as other labor issues, could adversely affect our financial performance.

Our future growth and performance depends on our ability to attract, retain and motivate qualified employees, many of whom are in positions with historically high rates of turnover such as field managers and distribution center managers. Our ability to meet our labor needs, while controlling our labor costs, is subject to many external factors, including competition for and availability of qualified personnel in a given market, unemployment levels within those markets, prevailing wage rates, minimum wage laws, health and other insurance costs, and changes in employment and labor laws (including changes in the process for our employees to join a union) or other workplace regulation (including changes in entitlement programs such as health insurance and paid leave programs). To the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor costs could increase. In addition, we are evaluating the potential future impact of recently enacted comprehensive healthcare reform legislation, which will likely cause our healthcare costs to increase. While the significant costs of the healthcare reform legislation will occur after 2013 due to provisions of the legislation being phased in over time, changes to our healthcare costs structure could have a significant negative effect on our business. Our ability to pass along labor costs to our customers is constrained by our low price model.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage, and we cannot assure you that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively address the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our financial condition could be affected adversely.

Our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances.

Our inventory balance represented approximately 45% of our total assets exclusive of goodwill and other intangible assets as of January 28, 2011. Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers' demands without allowing those levels to increase to such an extent that the costs to store and hold the goods unduly impacts our financial results. If our buying decisions do not accurately predict customer trends or purchasing actions, we may have to take unanticipated markdowns to dispose of the excess inventory, which also can adversely impact our financial results. We continue to focus on ways to reduce these risks, but we cannot assure you that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations may be negatively affected.

Because our business is seasonal to a certain extent, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the Christmas selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory and hire many temporary employees. An excess of seasonal merchandise inventory could result if our net sales during the Christmas selling season were to fall below either seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise. Lower than anticipated sales in the Christmas selling season would also negatively affect our ability to absorb the increased seasonal labor costs.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on the dispersion of our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime and some natural disasters. If we incur these losses and they are material, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, we self-insure a significant portion of expected losses under our workers' compensation, automobile liability, general liability and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including expected increases in medical and indemnity costs, could result in materially different expenses than expected under these programs, which could have a material adverse effect on our financial condition and results of operations. In addition, we are evaluating the potential future impact of recently enacted comprehensive healthcare reform legislation, which may cause our healthcare costs to increase. Although we continue to maintain property insurance for catastrophic events at our store support center and distribution centers, we are effectively self-insured for other property losses. If we experience a greater number of these losses than we anticipate, our financial performance could be adversely affected.

If we fail to protect our brand name, competitors may adopt tradenames that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademarks in each jurisdiction in which we do business. Also, we may not always be able to successfully enforce our trademarks against competitors, or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our brand recognition, and could cause customer confusion, which could, in turn, adversely affect our sales and profitability.

Our success depends on our executive officers and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, our business may be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel. The loss of the services of any of our executive officers, particularly Richard W. Dreiling, our Chief Executive Officer, could have a material adverse effect on our operations. Our future success will also depend on our ability to attract and retain qualified personnel and a failure to attract and retain new qualified personnel could have an adverse effect on our operations. We do not currently maintain key person life insurance policies with respect to our executive officers or key personnel.

We face risks related to protection of customers' credit and debit card data and private data relating to us or our customers or employees.

In connection with credit card sales, we transmit confidential credit and debit card information. We also have access to, collect or maintain private or confidential information regarding our customers and employees, as well as our business. We have procedures and technology in place to safeguard our customers' debit and credit card information, our employees' private data, and our confidential business information. However, third parties may have the technology or know-how to breach the security of this information, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. A security breach of any kind could expose us to risks of data loss, litigation, government enforcement actions and costly response measures, and could seriously disrupt our operations. Any resulting negative publicity could significantly harm our reputation which could cause us to lose market share and have an adverse effect in our financial results.

While we have reduced our debt levels since 2007, we continue to have substantial debt that will need to be repaid or refinanced at or prior to applicable maturity dates which could adversely affect our ability to raise additional capital to fund our operations and limit our ability to pursue our growth strategy or other opportunities or to react to changes in the economy or our industry.

At January 28, 2011, we had total outstanding debt (including the current portion of long-term obligations) of $3.29 billion, including a $1.964 billion senior secured term loan facility which matures on July 6, 2014, $864.3 million aggregate principal amount of 10.625% senior notes due 2015 and $450.7 million aggregate principal amount of 11.875% / 12.625% senior subordinated toggle notes due 2017. We also had an additional $959.3 million available for borrowing under our senior secured asset-based revolving credit facility of up to $1.031 billion, which matures July 6, 2013. This level of debt and our ability to repay or refinance this debt prior to maturity could have important negative consequences to our business, including:

- increasing our vulnerability to general economic and industry conditions because our debt payment obligations may limit our ability to use our cash to respond to or defend against changes in the industry or the economy;

- requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities or pay dividends;
- limiting our ability to pursue our growth strategy;
- placing us at a disadvantage compared to our competitors who are less highly leveraged and may be better able to use their cash flow to fund competitive responses to changing industry, market or economic conditions;
- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and
- increasing the difficulty of our ability to make payments on our outstanding debt.

Our variable rate debt exposes us to interest rate risk which could adversely affect our cash flow.

The borrowings under the term loan facility and the senior secured asset-based revolving credit facility comprise our credit facilities and bear interest at variable rates. Other debt we incur also could be variable rate debt. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we have entered and may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Our debt agreements contain restrictions that could limit our flexibility in operating our business.

Our credit facilities and the indentures governing our notes contain various covenants that could limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

- incur additional indebtedness, issue disqualified stock or issue certain preferred stock;
- pay dividends and make certain distributions, investments and other restricted payments;
- create certain liens or encumbrances;
- sell assets;
- enter into transactions with our affiliates;
- allow payments to us by our restricted subsidiaries;
- merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and
- designate our subsidiaries as unrestricted subsidiaries.

A breach of any of these covenants could result in a default under the agreement governing such indebtedness. Upon our failure to maintain compliance with these covenants, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit thereunder. If the lenders under such indebtedness accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings, as well as our other indebtedness, including our outstanding notes. We have pledged a significant portion of our assets as collateral under our credit facilities. If we were unable to repay those amounts, the lenders under our credit facilities could proceed against the collateral granted to them to secure that indebtedness. Additional borrowings under the senior secured asset-based revolving credit facility will, if excess availability under that facility is less than a certain amount, be subject to the satisfaction of a specified financial ratio. Accordingly, our ability to access the full availability under our senior secured asset-based revolving credit facility may be constrained. Our ability to meet this financial ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio, if applicable, and other covenants.

New accounting guidance or changes in the interpretation or application of existing accounting guidance could adversely affect our financial performance.

The implementation of proposed new accounting standards may require extensive systems, internal process and other changes that could increase our operating costs, and may also result in changes to our financial statements. In particular, the implementation of expected future accounting standards related to leases, as currently being contemplated by the convergence project between the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB"), as well as the possible adoption of international financial reporting standards by U.S. registrants, could require us to make significant changes to our lease management, fixed asset, and other accounting systems, and in all likelihood would result in changes to our financial statements.

U.S. generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance. The outcome of such changes could include litigation or regulatory actions which could have an adverse effect on our financial condition and results of operations.

Kohlberg Kravis Roberts & Co. L.P. ("KKR"), certain affiliates of Goldman, Sachs & Co. (the "GS Investors"), and other equity co-investors (collectively, the "Investors") have significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

We are controlled by the Investors. The Investors have an indirect interest in approximately 71% of our outstanding common stock through their investment in Buck Holdings, L.P. In addition, the Investors have the ability to elect our entire Board of Directors. As a result, the Investors have control over our decisions to enter into any corporate transaction and the ability to prevent any transaction that requires shareholder approval regardless of whether others believe that the transaction is in our best interests. As long as the Investors continue to have an indirect interest in a majority of our outstanding common stock, they will have the ability to control the vote in any election of directors. In addition, pursuant to a shareholders' agreement that we entered into with Buck Holdings, L.P., KKR and the GS Investors, KKR has a consent right over certain significant corporate actions and KKR and the GS Investors have certain rights to appoint directors to our Board and its committees.

The Investors are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Investors may also pursue acquisition opportunities that are complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as the Investors, or other funds controlled by or associated with the Investors, continue to indirectly own a significant amount of our outstanding common stock, even if such amount is less than 50%, the Investors will continue to be able to strongly influence or effectively control our decisions. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

If we, the Investors or other significant shareholders sell shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate. As of January 28, 2011, we had approximately 341.5 million shares of common stock outstanding, of which less than 29% were freely tradable on the New York Stock Exchange.

Pursuant to shareholders agreements, we have granted the Investors the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act of 1933, as amended, covering resales of our common stock held by them or to piggyback on a registration statement in certain circumstances. Certain members of management hold similar piggyback registration rights. Collectively, these shares represent approximately 71% of our outstanding common stock. To the extent that such registration rights are exercised, the resulting sale of a substantial number of shares of our common stock into the market could cause the market price of our common stock to decline. These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of February 25, 2011, we operated 9,414 retail stores located in 35 states as follows:

State	Number of Stores	State	Number of Stores
Alabama	512	Nebraska	79
Arizona	61	New Jersey	44
Arkansas	268	New Mexico	46
Colorado	27	New York	245
Delaware	29	North Carolina	536
Florida	505	Ohio	510
Georgia	541	Oklahoma	295
Illinois	352	Pennsylvania	421
Indiana	358	South Carolina	375
Iowa	169	South Dakota	12
Kansas	173	Tennessee	489
Kentucky	363	Texas	1,081
Louisiana	369	Utah	8
Maryland	72	Vermont	11
Michigan	270	Virginia	265
Minnesota	16	West Virginia	161
Mississippi	310	Wisconsin	93
Missouri	348		

Most of our stores are located in leased premises. Individual store leases vary as to their terms, rental provisions and expiration dates. Many stores are subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of 10-15 years with multiple renewal options. We also have stores subject to shorter-term leases (usually with initial or current terms of three to five years), and many of these leases have multiple renewal options as well. In recent years, an increasing percentage of our new stores have been subject to build-to-suit arrangements, including approximately 72% of our new stores in 2010.

As of February 25, 2011, we operated nine distribution centers, as described in the following table:

Location	Year Opened	Approximate Square Footage	Approximate Number of Stores Served
Scottsville, KY	1959	720,000	949
Ardmore, OK	1994	1,310,000	1,402
South Boston, VA	1997	1,250,000	895
Indianola, MS	1998	820,000	809
Fulton, MO	1999	1,150,000	1,273
Alachua, FL	2000	980,000	876
Zanesville, OH	2001	1,170,000	1,229
Jonesville, SC	2005	1,120,000	981
Marion, IN	2006	1,110,000	1,000


10-K

We lease the distribution centers located in Oklahoma, Mississippi and Missouri and own the other six distribution centers. Approximately 7.25 acres of the land on which our Kentucky distribution center is located is subject to a ground lease. As of January 28, 2011, we leased approximately 600,000 square feet of additional temporary warehouse space to support our distribution needs.

Our executive offices are located in approximately 302,000 square feet of buildings in Goodlettsville, Tennessee which are owned by us.

ITEM 3. LEGAL PROCEEDINGS

The information contained in Note 9 to the consolidated financial statements under the heading "Legal proceedings" contained in Part II, Item 8 of this report is incorporated herein by this reference.

EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding our current executive officers as of March 22, 2011 is set forth below. Each of our executive officers serves at the discretion of our Board of Directors and is elected annually by the Board to serve until a successor is duly elected. There are no familial relationships between any of our directors or executive officers.

Name	Age	Position
Richard W. Dreiling	57	Chairman and Chief Executive Officer
David M. Tehle	54	Executive Vice President and Chief Financial Officer
Kathleen R. Guion	59	Executive Vice President, Division President, Store Operations and Store Development
Todd Vasos	49	Executive Vice President, Division President and Chief Merchandising Officer
John W. Flanigan	59	Executive Vice President, Global Supply Chain
Susan S. Lanigan	48	Executive Vice President and General Counsel
Robert D. Ravener	52	Executive Vice President and Chief People Officer
Anita C. Elliott	46	Senior Vice President and Controller

Mr. Dreiling joined Dollar General in January 2008 as Chief Executive Officer and a member of our Board. He was appointed Chairman of the Board on December 2, 2008. Prior to joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008 and as Chairman of the Board of Duane Reade from March 2007 until January 2008. Prior to that, Mr. Dreiling, beginning in March 2005, served as Executive Vice President—Chief Operating Officer of Longs Drug Stores Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, Mr. Dreiling served as Executive Vice President—Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a Southern California food and drug division of Safeway.

Mr. Tehle joined Dollar General in June 2004 as Executive Vice President and Chief Financial Officer. He served from 1997 to June 2004 as Executive Vice President and Chief Financial Officer of Haggar Corporation, a manufacturing, marketing and retail corporation. From 1996 to 1997, he was Vice President of Finance for a division of The Stanley Works, one of the world's largest manufacturers of tools, and from 1993 to 1996, he was Vice President and Chief Financial Officer of Hat Brands, Inc., a hat manufacturer. Earlier in his career, Mr. Tehle served in a variety of financial-related roles at Ryder System, Inc. and Texas Instruments. Mr. Tehle currently serves as a director of Jack in the Box, Inc.

Ms. Guion joined Dollar General in October 2003 as Executive Vice President, Store Operations. She was named Executive Vice President, Store Operations and Store Development in February 2005, and was promoted to Executive Vice President, Division President, Store Operations and Store Development in November 2005. From 2000 until joining Dollar General, Ms. Guion served as President and Chief Executive Officer of Duke and Long Distributing Company. Prior to that time, she served as an operating partner for Devon Partners (1999-2000), where she developed operating plans and assisted in the identification of acquisition targets in the convenience store industry, and as President and Chief Operating Officer of E-Z Serve Corporation (1997-1998), an owner/operator of convenience stores, mini-marts and gas marts. From 1987 to 1997, Ms. Guion served as the Vice President and General Manager of the largest division (Chesapeake Division) of company-owned stores at 7-Eleven, Inc., a convenience store chain. Other positions held by Ms. Guion during her tenure at 7-Eleven include District Manager, Zone Manager, Operations Manager, and Division Manager (Midwest Division).

Mr. Vasos joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer. Prior to joining Dollar General, Mr. Vasos served in executive positions with Longs Drug Stores Corporation for 7 years, including Executive Vice President and Chief Operating Officer (February 2008 through November 2008) and Senior Vice President and Chief Merchandising Officer (2001-2008), where he was responsible for all pharmacy and front-end marketing, merchandising, procurement, supply chain, advertising, store development, store layout and space allocation, and the operation of three distribution centers. He also previously served in leadership positions at Phar-Mor Food and Drug Inc. and Eckerd Drug Corp.

Mr. Flanigan joined Dollar General as Senior Vice President, Global Supply Chain, in May 2008. He was promoted to Executive Vice President in March 2010. He has 25 years of management experience in retail logistics. Prior to joining Dollar General, he was group vice president of logistics and distribution for Longs Drug Stores Corporation from October 2005 to April 2008. In this role, he was responsible for overseeing warehousing, inbound and outbound transportation and facility maintenance to service over 500 retail outlets. From September 2001 to October 2005 he served as the Vice President of Logistics for Safeway Inc. where he oversaw distribution of food products from Safeway distribution centers to all retail outlets, inbound traffic and transportation. He also held distribution and logistics leadership positions at Vons—a Safeway company, Specialized Distribution Management Inc., and Crum & Crum Logistics.

Ms. Lanigan joined Dollar General in July 2002 as Vice President, General Counsel and Corporate Secretary. She was promoted to Senior Vice President in October 2003 and to Executive Vice President in March 2005. Prior to joining Dollar General, Ms. Lanigan served as Senior Vice President, General Counsel and Secretary at Zale Corporation, a specialty retailer of fine jewelry. During her six years with Zale, Ms. Lanigan held various positions, including Associate General Counsel. Prior to that, she held legal positions with both Turner Broadcasting System, Inc. and the law firm of Troutman Sanders LLP.

Mr. Ravener joined Dollar General as Senior Vice President and Chief People Officer in August 2008. He was promoted to Executive Vice President in March 2010. Prior to joining Dollar General, he served in human resources executive roles with Starbucks Coffee Company from September 2005 until August 2008 as both Senior Vice President of U.S. Partner Resources and as the Vice President, Partner Resources—Eastern Division. As the Senior Vice President of U.S. Partner Resources at Starbucks, Mr. Ravener oversaw all aspects of human resources activity for more than 10,000 stores. Prior to serving at Starbucks, Mr. Ravener held Vice President of Human Resources roles for The Home Depot's Store Support Center and a domestic field division from April 2003 to September 2005. Mr. Ravener also served in executive roles in both human resources and operations at Footstar, Inc. and roles of increasing leadership at PepsiCo.


10-K

Ms. Elliott joined Dollar General as Senior Vice President and Controller in August 2005. Prior to joining Dollar General, she served as Vice President and Controller of Big Lots, Inc., a closeout retailer, from May 2001 to August 2005. Overseeing a staff of 140 employees at Big Lots, she was responsible for accounting operations, financial reporting and internal audit. Prior to serving at Big Lots, she served as Vice President and Controller for Jitney-Jungle Stores of America, Inc., a grocery retailer, from April 1998 to March 2001. At Jitney-Jungle, Ms. Elliott was responsible for the accounting operations and the internal and external financial reporting functions. Prior to serving at Jitney-Jungle, she practiced public accounting for 12 years, 6 of which were with Ernst & Young LLP.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "DG." There was no established public trading market for our common stock after our merger that occurred on July 6, 2007 until our initial public offering of our common stock ("IPO") on November 13, 2009. The range of the high and low sales prices of our common stock during our fourth quarter of fiscal 2009, as reported in the consolidated transaction reporting system, were $24.90 (high) and $21.75 (low). The high and low sales prices during fiscal 2010 were as follows:

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$29.91	$31.41	$30.20	$33.73
Low	$21.30	$26.61	$26.64	$27.29

Our stock price at the close of the market on March 16, 2011, was $29.78. There were approximately 1,044 shareholders of record of our common stock as of March 16, 2011.

10-K

Dividends

We have not declared or paid recurring dividends since prior to our 2007 merger. However, prior to our IPO, on September 8, 2009, our Board of Directors declared a special dividend on our outstanding common stock of approximately $239.3 million in the aggregate. The special dividend was paid on September 11, 2009 to shareholders of record on September 8, 2009 with cash generated from operations. We have no current plans to pay any cash dividends on our common stock and instead may retain earnings, if any, for future operation and expansion and debt repayment. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends is limited by covenants in our Credit Facilities and in the indentures governing our outstanding 10.625% senior notes due 2015 (the "Senior Notes") and 11.875%/12.625% senior subordinated toggle notes due 2017 (the "Senior Subordinated Notes" and, collectively with the Senior Notes, the "Notes"). See "Liquidity and Capital Resources" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this report for a description of restrictions on our ability to pay dividends.

Issuer Purchases of Equity Securities

The following table contains information regarding purchases of our common stock made during the quarter ended January 28, 2011 by or on behalf of Dollar General or any "affiliated purchaser," as defined by Rule 10b-18(a)(3) of the Securities Exchange Act of 1934:

Period	Total Number of Shares Purchased(a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
10/30/10 - 11/30/10	—	$ —	—	—
12/01/10 - 12/31/10	11,270	$29.34	—	—
1/1/11 - 1/28/11	—	$ —	—	—
Total	11,270	$29.34	—	—

(a) Represents shares repurchased from employees pursuant to the terms of management stockholder's agreements.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information of Dollar General Corporation as of the dates and for the periods indicated. The selected historical statement of operations data and statement of cash flows data for the fiscal years ended January 28, 2011, January 29, 2010 and January 30, 2009, and balance sheet data as of January 28, 2011 and January 29, 2010, have been derived from our historical audited consolidated financial statements included elsewhere in this report. The selected historical statement of operations data and statement of cash flows data for the fiscal years or periods, as applicable, ended February 1, 2008, July 6, 2007 and February 2, 2007 and balance sheet data as of January 30, 2009, February 1, 2008 and February 2, 2007 presented in this table have been derived from audited consolidated financial statements not included in this report.

We completed a merger with Buck Acquisition Corp. ("BAC") on July 6, 2007, and, as a result, we are majority owned by a Delaware limited partnership controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. As a result of the merger, the related purchase accounting adjustments, and a new basis of accounting beginning on July 7, 2007, the 2007 financial reporting periods presented below include the Predecessor period of the Company reflecting 22 weeks of operating results from February 3, 2007 to July 6, 2007 and 30 weeks of operating results for the Successor period, reflecting the merger from July 7, 2007 to February 1, 2008. BAC's results of operations for the period from March 6, 2007 to July 6, 2007 (prior to the merger on July 6, 2007) are also included in the consolidated financial statements for the 2007 Successor period described above, as a result of certain derivative financial instruments entered into by BAC prior to the merger. Other than these financial instruments, BAC had no assets, liabilities, or operations prior to the merger. The 2006 fiscal year presented reflects the Predecessor.

Due to the significance of the merger and related transactions that occurred in 2007, the 2010, 2009, 2008 and 2007 Successor financial information is not comparable to that of the Predecessor periods presented in the accompanying table.

The information set forth below should be read in conjunction with, and is qualified by reference to, the Consolidated Financial Statements and related notes included in Part II, Item 8 of this report and the Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this report.

(Amounts in millions, excluding per share data, number of stores, selling square feet, and net sales per square foot)	Successor				Predecessor	
	Year Ended			March 6, 2007 through February 1, 2008(1)(2)	February 3, 2007 through July 6, 2007(2)	Year Ended
	January 28, 2011	January 29, 2010	January 30, 2009			February 2, 2007(2)
Statement of Operations Data:						
Net sales	$13,035.0	$11,796.4	$10,457.7	$ 5,571.5	$3,923.8	$9,169.8
Cost of goods sold	8,858.4	8,106.5	7,396.6	3,999.6	2,852.2	6,801.6
Gross profit	4,176.6	3,689.9	3,061.1	1,571.9	1,071.6	2,368.2
Selling, general and administrative expenses	2,902.5	2,736.6	2,448.6	1,324.5	960.9	2,119.9
Litigation settlement and related costs, net	—	—	32.0	—	—	—
Transaction and related costs	—	—	—	1.2	101.4	—
Operating profit	1,274.1	953.3	580.5	246.1	9.2	248.3
Interest income	(0.2)	(0.1)	(3.1)	(3.8)	(5.0)	(7.0)
Interest expense	274.2	345.7	391.9	252.9	10.3	34.9
Other (income) expense	15.1	55.5	(2.8)	3.6	—	—
Income (loss) before income taxes	985.0	552.1	194.4	(6.6)	4.0	220.4
Income tax expense (benefit)	357.1	212.7	86.2	(1.8)	12.0	82.4
Net income (loss)	$ 627.9	$ 339.4	$ 108.2	$ (4.8)	$ (8.0)	$ 137.9
Earnings (loss) per share—basic	$ 1.84	$ 1.05	$ 0.34	$ (0.02)		
Earnings (loss) per share—diluted	1.82	1.04	0.34	(0.02)		
Dividends per share	—	0.7525	—	—		
Statement of Cash Flows Data:						
Net cash provided by (used in):						
Operating activities	$ 824.7	$ 672.8	$ 575.2	$ 239.6	$ 201.9	$ 405.4
Investing activities	(418.9)	(248.0)	(152.6)	(6,848.4)	(66.9)	(282.0)
Financing activities	(130.4)	(580.7)	(144.8)	6,709.0	25.3	(134.7)
Total capital expenditures	(420.4)	(250.7)	(205.5)	(83.6)	(56.2)	(261.5)
Other Financial and Operating Data:						
Same store sales growth(3)	4.9%	9.5%	9.0%	1.9%	2.6%	3.3%
Same store sales(3)	$12,227.1	$11,356.5	$10,118.5	$ 5,264.2	$3,656.6	$8,327.2
Number of stores included in same store sales calculation	8,712	8,324	8,153	7,735	7,655	7,627
Number of stores (at period end)	9,372	8,828	8,362	8,194	8,205	8,229
Selling square feet (in thousands at period end)	67,094	62,494	58,803	57,376	57,379	57,299
Net sales per square foot(4)	$ 201	$ 195	$ 180	$ 165	$ 164	$ 163
Consumables sales	71.6%	70.8%	69.3%	66.4%	66.7%	65.7%
Seasonal sales	14.5%	14.5%	14.6%	16.3%	15.4%	16.4%
Home products sales	7.0%	7.4%	8.2%	9.1%	9.2%	10.0%
Apparel sales	6.9%	7.3%	7.9%	8.2%	8.7%	7.9%
Rent expense	$ 489.3	$ 428.6	$ 389.6	$ 214.5	$ 150.2	$ 343.9
Balance Sheet Data (at period end):						
Cash and cash equivalents and short-term investments	$ 497.4	$ 222.1	$ 378.0	$ 119.8		$ 219.2
Total assets	9,546.2	8,863.5	8,889.2	8,656.4		3,040.5
Total debt	3,288.2	3,403.4	4,137.1	4,282.0		270.0
Total shareholders' equity	4,054.5	3,390.3	2,831.7	2,703.9		1,745.7

(1) Includes the results of BAC for the period prior to its merger with and into Dollar General Corporation from March 6, 2007 (the date of BAC's formation) through July 6, 2007 and the post-merger results of Dollar General Corporation for the period from July 7, 2007 through February 1, 2008.

(2) Includes the effects of certain strategic merchandising and real estate initiatives that resulted in the closing of approximately 460 stores and changes in our inventory management model which resulted in greater inventory markdowns than in previous years.

(3) Same-store sales are calculated based upon stores that were open at least 13 full fiscal months and remain open at the end of the reporting period. When applicable, we exclude the sales in the 53rd week of a 53-week year from the same-store sales calculation.

(4) Net sales per square foot was calculated based on total sales for the preceding 12 months as of the ending date of the reporting period divided by the average selling square footage during the period, including the end of the fiscal year, the beginning of the fiscal year, and the end of each of our three interim fiscal quarters. For the period from February 3, 2007

through July 6, 2007, average selling square footage was calculated using the average square footage as of July 6, 2007 and as of the end of each of the four preceding quarters.

	Successor				Predecessor	
	Year Ended			March 6, 2007 through	February 3, 2007 through	Year Ended
	January 28, 2011	January 29, 2010	January 30, 2009	February 1, 2008	July 6, 2007	February 2, 2007
Ratio of earnings to fixed charges(1):	3.1x	2.1x	1.4x	(2)	1.1x	2.5x

(1) For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of income (loss) before income taxes, plus fixed charges less capitalized expenses related to indebtedness (amortization expense for capitalized interest is not significant) and (b) fixed charges consist of interest expense (whether expensed or capitalized), the amortization of debt issuance costs and discounts related to indebtedness, and the interest portion of rent expense.

(2) For the Successor period from March 6, 2007 through February 1, 2008, fixed charges exceeded earnings by $6.6 million.


10-K

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. It also should be read in conjunction with the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A of this report, respectively.

Executive Overview

We are the largest discount retailer in the United States by number of stores, with 9,414 stores located in 35 states as of February 25, 2011, primarily in the southern, southwestern, midwestern and eastern United States. We offer a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise, home decor and domestics, and apparel. Our merchandise includes high quality national brands from leading manufacturers, as well as comparable quality private brand selections with prices at substantial discounts to national brands. We offer our customers these national brand and private brand products at everyday low prices (typically $10 or less) in our convenient small-box (small store) locations.

On July 6, 2007, we completed a merger and, as a result, we are majority owned by Buck Holdings, L.P. ("Buck"), a Delaware limited partnership controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (collectively, "KKR"). The membership interests of Buck and Buck Holdings, LLC ("Buck LLC"), the general partner of Buck, are held by a private investor group, including affiliates of each of KKR and Goldman, Sachs & Co. and other equity investors (collectively, the "Investors"). The merger consideration was funded through the use of our available cash, cash equity contributions from the Investors, equity contributions of certain members of our management and certain debt financings discussed below under "Liquidity and Capital Resources." In November 2009, we completed an initial public offering of approximately 39.2 million shares, including 22.7 million newly issued shares and approximately 16.5 million outstanding shares sold by Buck. In April and December of 2010, we completed secondary offerings of approximately 29.9 million and 28.8 million shares, respectively, all of which were sold by selling shareholders. We did not receive any proceeds from either of the secondary offerings in 2010.

The customers we serve are value-conscious, and Dollar General has always been intensely focused on helping our customers make the most of their spending dollars. We believe our convenient store format and broad selection of high quality products at compelling values have driven our substantial growth and financial success over the years. Like other companies, we have been operating in an environment with heightened economic challenges and uncertainties. Consumers are facing very high rates of unemployment, fluctuating food, gasoline and energy costs, rising medical costs, and a continued weakness in housing and credit markets, and the timetable for economic recovery is uncertain. Nonetheless, as a result of our long-term mission of serving the value-conscious customer, coupled with a vigorous focus on improving our operating and financial performance, our 2010 and 2009 financial results were strong, and we remain optimistic with regard to executing our operating priorities in 2011.

At the beginning of 2008, we defined four operating priorities, which we remain keenly focused on executing. These priorities are: 1) drive productive sales growth, 2) increase our gross margins, 3) leverage process improvements and information technology to reduce costs, and 4) strengthen and expand Dollar General's culture of serving others.

Our first priority is driving productive sales growth by increasing shopper frequency and transaction amount and maximizing sales per square foot. Our category management processes allow us to identify opportunities to add more productive items and remove unproductive items in a timely manner and have allowed us to continue expanding our consumables offerings while also improving profitability. We raised the shelf height in our stores in three phases from 2008 through 2010 in order to utilize the space in our stores more productively. We are adding a fourth phase in 2011. In addition, we believe we have significant potential to grow sales through new store growth in both existing and new markets. We opened 600 new stores in 2010 and plan to open approximately 625 new stores in 2011.

Our second priority is to increase gross profit through effective category management, the expansion of private brand offerings and increased foreign sourcing, shrink reduction, distribution efficiencies and improvements to our pricing and markdown model, while remaining committed to our everyday low price strategy. We constantly review our pricing strategy and work diligently to minimize vendor cost increases as we focus on providing our customers quality merchandise at great values. In our consumables category, we strive to offer the optimal balance of the most popular nationally advertised brands and our own private brands, which generally have higher gross profit rates than national brands. In 2011, we expect increased product costs. We saw the costs of certain commodities (including cotton, wheat, corn, sugar, coffee, resin) and the costs of diesel fuel begin to escalate in our 2010 fourth quarter. The market prices of these commodities, including the cost of diesel fuel, are outside of our control. However, we will be diligent in our efforts to keep product costs as low as possible in the face of these increases while still working to optimize gross profit and meet the needs of our customers.

Our third priority is leveraging process improvements and information technology to reduce costs. We are committed as an organization to extract costs that do not affect the customer experience. Examples of ongoing cost reduction initiatives include the installation of energy management systems, continued preventive maintenance with the goal of reducing overall repairs and maintenance costs, and recycling of cardboard to reduce waste management costs. Our real estate team continues to seek out opportunities to negotiate favorable lease renewals. We are focusing our information technology resources on improving systems to create greater efficiencies in merchandising and retail store operations, evidenced by our intention to implement a new store staffing module in 2011 to better align store labor hours with our customer's shopping needs. In 2010, we centralized our procurement system which we expect to aid us in reducing the cost of purchases throughout the company in 2011 and beyond. We plan to continue our diligent efforts with regard to our cost reduction initiatives in 2011.

Our fourth priority is to strengthen and expand Dollar General's culture of serving others. For customers this means helping them "Save time. Save money. Every day!" by providing clean, well-stocked stores with quality products at low prices. For employees, this means creating an environment that attracts and retains key employees throughout the organization. For the public, this means giving back to our store communities. For shareholders, this means meeting their expectations of an efficiently and profitably run organization that operates with compassion and integrity.

For the year ended January 28, 2011, our continued focus on our four priorities resulted in improved financial performance over the year ended January 29, 2010 in each of our key financial metrics, as follows. Basis points, as referred to below, are equal to 0.01 percent of total sales.

- Total sales in fiscal 2010 increased 10.5 percent over 2009. Sales in same-stores increased 4.9 percent, following a strong 9.5 percent increase in 2009. Customer traffic and average transaction amount increased in both 2010 and 2009. Average sales per square foot in 2010 were $201, up from $195 in 2009.
- Gross profit, as a percentage of sales, was 32.0 percent in 2010, an increase of 76 basis points over 2009. This improvement was primarily attributable to increased purchase markups, net of increased markdowns, resulting from increased volume, which enabled us to lower our average costs from vendors. The improvement also reflected the continued impact of our comprehensive category management enhancements.
- SG&A, as a percentage of sales, for fiscal 2010 was 22.3 percent compared to 23.2 percent in 2009. SG&A in 2009 included incremental expenses of $68.3 million, or 58 basis points, resulting from the termination of our sponsor advisory agreement and the accelerated vesting of certain equity-based compensation related to our initial public offering. SG&A in 2010 included incremental expenses of $19.7 million, or 15 basis points, resulting from costs related to two secondary offerings of our common stock during the year by certain of our shareholders. Excluding the impact of these costs, SG&A, as a percentage of sales declined primarily due to lower employee incentive compensation, which is based on financial targets set at the beginning of each fiscal year (our results exceeded those targets in 2010 but not to the same degree as in 2009), lower healthcare expense, and the impact of other cost reduction and productivity initiatives which resulted in various expenses decreasing or increasing at a rate lower than the 10.5 percent increase in sales.
- Interest expense decreased by $71.5 million in 2010 to $274.2 million, primarily as the result of lower average outstanding long-term obligations. Net proceeds from our initial public offering and excess cash were utilized in our fiscal 2009 fourth quarter to voluntarily reduce long-term obligations by $725.9 million, and in 2010 we repurchased an additional $115.0 million of long-term obligations utilizing operating cash flow. Other non-operating expenses include charges totaling $14.7 million in 2010 and $55.3 million in 2009 resulting from these repurchases.
- We reported net income of $627.9 million, or $1.82 per diluted share, for fiscal 2010, compared to net income of $339.4 million, or $1.04 per diluted share, in 2009. Charges relating to secondary stock offerings by certain of our shareholders, including the acceleration of certain equity appreciation rights, and losses from the repurchase of long-term obligations, reduced 2010 net income by $21.3 million, or $0.06 per diluted share. In 2009, charges resulting from the termination of our sponsor advisory agreement, the acceleration of certain equity-based compensation and the repurchase of long-term obligations, related to or resulting from our initial public offering, reduced net income by $82.9 million, or $0.26 per diluted share.
- We generated approximately $825 million of cash flows from operating activities in 2010, an increase of over 22 percent compared to 2009. Cash flow was primarily utilized to support our capital expenditures and repurchase long-term obligations.
- During 2010, we opened 600 new stores, remodeled or relocated 504 stores, and closed 56 stores, resulting in a store count of 9,372 on January 28, 2011.

As discussed in more detail below, in recent years, we have generated significant cash flows from operating activities. We have used a portion of these cash flows to pay down debt and to invest in new store growth through our traditional leased stores. During 2010 we made a strategic decision to purchase certain of our leased stores. We believe that the current environment in the real estate markets provides an opportunity to make these investments at levels which are expected to result in favorable returns and positively impact our operating results. We initiated the store purchase program in the second half of 2010 and have plans to purchase additional stores during 2011.

Like other companies, we face uncertainties with regard to the future impact of healthcare reform legislation, including the Patient Protection and Affordable Care Act and the HealthCare and Education Reconciliation Act of 2010, signed into law in March 2010, which will likely affect the cost associated with employer-sponsored medical plans. Specifically, this legislation requires that employers provide a minimum level of coverage for full-time employees or pay penalties. Some of the plan coverage requirements may have an impact on our costs such as bans on exclusions for pre-existing conditions, extension of dependent coverage to age 26, and caps on employee premium sharing costs. Certain coverage provisions do not go into effect until 2014, but there are a number of dependent coverage and insurance market reforms that took effect immediately. Although this legislation did not have a material effect on our consolidated financial statements in 2010, we continue to evaluate the impact it will have on our costs in future years, and those costs could be material. Due to the breadth and complexity of the healthcare reform legislation, the current lack of implementing regulations and interpretive guidance, the phased-in nature of the implementation, and uncertainty with respect to the outcome of pending litigation with respect to the legislation, it is difficult to predict its overall impact on our business in the coming years.

In 2011, we plan to continue to focus on our four key operating priorities. We will continue to refine and improve our store standards in order to increase sales, focusing on achieving a consistent look and feel across the chain. We have begun and will continue to measure customer satisfaction which will allow us to identify areas needing improvement. We expect to continue the process of raising the height of certain merchandise fixtures, allowing us to better utilize our store square footage. As part of our overall category management processes, we plan to further expand our private brand consumables offerings and to continue to upgrade the selection, quality and presentation of our private brand offerings in our apparel, seasonal and home categories, and we expect a greater impact on gross margin from our foreign sourcing efforts in 2011. As noted above, we expect cost increases in certain commodities, including diesel fuel, to present a challenge as we focus on improving our gross profit rate, while managing our everyday low prices.

We now have improved processes and tools in place to assist us in our ongoing inventory shrink reduction efforts. Our work on shrink remains a high priority, and we plan to use the information supplied by these analytical and monitoring tools to help improve on our recent successes.

With regard to leveraging information technology and process improvements to reduce costs, we will continue to focus on making improvements that benefit our merchandising and operations efforts, including item profitability analysis, merchandise selection and allocation and labor scheduling. In 2010, we completed the installation of back office computers in all of our stores, which we will utilize to improve reporting and communications with the stores and, consequently, we believe will assist in improving store productivity. Also in 2010, we completed the rollout of a new voice pick system in our distribution centers, allowing our distribution associates to communicate with warehouse software systems using speech recognition.

Finally, we are very pleased with the performance of our 2010 new stores, remodels and relocations, and in 2011 we plan to increase our new store openings to 625 stores within the 35 states in which we currently operate as well as three new states, Connecticut, Nevada and New Hampshire, and to increase our number of remodels or relocations to an additional 550 stores. With regard to planned new store openings, our criteria are based on numerous factors including, among other things, availability of appropriate sites, expected sales, lease terms, population demographics, competition, and the employment environment. We use various real estate site selection tools to determine target markets and optimum site locations within those markets. With respect to store relocations, we begin to evaluate a store for relocation opportunities approximately 18 months prior to the store's lease expiration using the same basic tools and criteria as those used for new stores. Remodels, which require a much smaller investment, are determined based on the need, the opportunity for sales improvement at the location and an expectation of a desirable return on investment.

Key Financial Metrics. We have identified the following as our most critical financial metrics for 2011:

- Same-store sales growth;
- Sales per square foot;
- Gross profit, as a percentage of sales;
- Operating profit;
- Inventory turnover;
- Cash flow;
- Net income;
- Earnings per share;
- Earnings before interest, income taxes, depreciation and amortization; and
- Return on invested capital.


10-K

Readers should refer to the detailed discussion of our operating results below for additional comments on financial performance in the current year periods as compared with the prior year periods.

Results of Operations

Accounting Periods. The following text contains references to years 2010, 2009 and 2008, which represent fiscal years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively. Our fiscal year ends on the Friday closest to January 31. Fiscal years 2010, 2009 and 2008 were 52-week accounting periods.

Seasonality. The nature of our business is seasonal to a certain extent. Primarily because of sales of holiday-related merchandise, sales in our fourth quarter (November, December and January) have historically been higher than sales achieved in each of the first three quarters of the fiscal year. Expenses and, to a greater extent, operating profit vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

The following table contains results of operations data for fiscal years 2010, 2009 and 2008, and the dollar and percentage variances among those years.

(amounts in millions, except per share amounts)	2010	2009	2008	2010 vs. 2009 Amount Change	2010 vs. 2009 % Change	2009 vs. 2008 Amount Change	2009 vs. 2008 % Change
Net sales by category:							
Consumables	$ 9,332.1	$ 8,356.4	$ 7,248.4	*$ 975.7*	*11.7%*	*$1,108.0*	*15.3%*
% of net sales	*71.59%*	*70.84%*	*69.31%*				
Seasonal	1,887.9	1,711.5	1,521.5	*176.4*	*10.3*	*190.0*	*12.5*
% of net sales	*14.48%*	*14.51%*	*14.55%*				
Home products	917.6	869.8	862.2	*47.9*	*5.5*	*7.5*	*0.9*
% of net sales	*7.04%*	*7.37%*	*8.24%*				
Apparel	897.3	858.8	825.6	*38.6*	*4.5*	*33.2*	*4.0*
% of net sales	*6.88%*	*7.28%*	*7.89%*				
Net sales	$13,035.0	$11,796.4	$10,457.7	*$1,238.6*	*10.5%*	*$1,338.7*	*12.8%*
Cost of goods sold	8,858.4	8,106.5	7,396.6	*751.9*	*9.3*	*709.9*	*9.6*
% of net sales	*67.96%*	*68.72%*	*70.73%*				
Gross profit	4,176.6	3,689.9	3,061.1	*486.7*	*13.2*	*628.8*	*20.5*
% of net sales	*32.04%*	*31.28%*	*29.27%*				
Selling, general and administrative expenses	2,902.5	2,736.6	2,448.6	*165.9*	*6.1*	*288.0*	*11.8*
% of net sales	*22.27%*	*23.20%*	*23.41%*				
Litigation settlement and related costs, net	—	—	32.0	—	—	*(32.0)*	—
% of net sales	—	—	*0.31%*				
Operating profit	1,274.1	953.3	580.5	*320.8*	*33.7*	*372.8*	*64.2*
% of net sales	*9.77%*	*8.08%*	*5.55%*				
Interest income	(0.2)	(0.1)	(3.1)	*(0.1)*	*52.8*	*2.9*	*(95.3)*
% of net sales	*(0.00)%*	*(0.00)%*	*(0.03)%*				
Interest expense	274.2	345.7	391.9	*(71.5)*	*(20.7)*	*(46.2)*	*(11.8)*
% of net sales	*2.10%*	*2.93%*	*3.75%*				
Other (income) expense	15.1	55.5	(2.8)	*(40.4)*	*(72.8)*	*58.3*	—
% of net sales	*0.12%*	*0.47%*	*(0.03)%*				
Income before income taxes	985.0	552.1	194.4	*432.9*	*78.4*	*357.7*	*184.0*
% of net sales	*7.56%*	*4.68%*	*1.86%*				
Income taxes	357.1	212.7	86.2	*144.4*	*67.9*	*126.5*	*146.7*
% of net sales	*2.74%*	*1.80%*	*0.82%*				
Net income	$ 627.9	$ 339.4	$ 108.2	*$ 288.4*	*85.0%*	*$ 231.3*	*213.8%*
% of net sales	*4.82%*	*2.88%*	*1.03%*				
Diluted earnings per share	$ 1.82	$ 1.04	$ 0.34	*$ 0.78*	*75.0%*	*$ 0.70*	*205.9%*

Net Sales. The net sales increase in 2010 reflects a same-store sales increase of 4.9% compared to 2009. Same-stores include stores that have been open for 13 months and remain open at the end of the reporting period. For 2010, there were 8,712 same-stores which accounted for sales of $12.23 billion. The remainder of the increase in sales in 2010 was attributable to new stores, partially offset by sales from closed stores. The increase in sales reflects the continued refinement of our merchandise offerings, the optimization of our category management processes, further improvement in store standards, and increased utilization of square footage in our stores.

The net sales increase in 2009 reflects a same-store sales increase of 9.5% compared to 2008. For 2009, there were 8,324 same-stores which accounted for sales of $11.36 billion. The remainder of the increase in sales in 2009 was attributable to new stores, partially offset by sales from closed stores. The strong increase in sales reflects the results of our various initiatives implemented throughout 2008 and 2009, including the impact of improved store standards, the expansion of our merchandise offerings, including significant enhancements to our convenience food and beverages and health and beauty products, in addition to improved utilization of square footage, extended store hours and improved marketing efforts.

Of our four major merchandise categories, the consumables category has grown most significantly over the past several years. Although this category generally has a lower gross profit rate than the other three categories, as discussed below, we were able to increase our overall gross profit rate in both 2010 and 2009 as compared to the previous year. Because of the impact of sales mix on gross profit, we continually review our merchandise mix and strive to adjust it when appropriate. Maintaining an appropriate sales mix is an integral part of achieving our gross profit and sales goals. Both the number of customer transactions and average transaction amount increased in 2010 and 2009, and we believe that our stores have benefited to some degree from attracting new customers who are seeking value as a result of the recent economic environment.

Gross Profit. The gross profit rate as a percentage of sales was 32.0% in 2010 compared to 31.3% in 2009. Factors contributing to the increase in the 2010 gross profit rate include increased markups resulting primarily from higher purchase markups, partially offset by increased markdowns, as well as our category management efforts and increased sales volumes which have contributed to our ability to reduce purchase costs from our vendors. Our merchandising team continues to work closely with our vendors to provide quality merchandise at value prices to meet our customers' demands. In 2010 we recorded a LIFO provision of $5.3 million, reflecting an increase in certain merchandise costs, the most significant of which occurred in the 2010 fourth quarter, compared to a LIFO benefit of $2.5 million in 2009.

The gross profit rate as a percentage of sales was 31.3% in 2009 compared to 29.3% in 2008. Factors contributing to the increase in the 2009 gross profit rate include increased markups resulting primarily from higher purchase markups, partially offset by increased markdowns. In addition, our increased sales volumes have contributed to our ability to reduce purchase costs from our vendors. Transportation and distribution costs decreased for the year driven by lower fuel costs as well as the impact of cost reduction initiatives. Higher sales volumes and productivity initiatives also contributed to improved leverage of our distribution costs. In addition, inventory shrinkage as a percentage of sales declined in 2009 from 2008, contributing to our gross profit rate improvement. In 2009 we recorded a LIFO benefit of $2.5 million, reflecting a flattening of merchandise costs in 2009, compared to a LIFO provision of $43.9 million in 2008, when we faced increased commodity cost pressures mainly related to food and pet products which were driven by rising fruit and vegetable prices and freight costs. Increases in petroleum, resin, metals, pulp and other raw material commodity driven costs also resulted in multiple product cost increases in 2008. Also in 2008, we marked down merchandise as the result of our interpretation of the phthalates provision of the Consumer Product Safety Improvement Act of 2008, resulting in a charge of $8.6 million.

Selling, General and Administrative ("SG&A") Expense. SG&A expense was 22.3% as a percentage of sales in 2010 compared to 23.2% in 2009, a decrease of 93 basis points. SG&A in 2010 included expenses totaling $19.7 million, or 15 basis points, relating to two secondary offerings of our common stock, consisting of $1.1 million of legal and other transaction expenses and $18.6 million relating to the acceleration of certain equity appreciation rights. SG&A in 2009 included expenses totaling $68.3 million, or 58 basis points, including $58.8 million relating to the termination of an advisory agreement among us, KKR and Goldman, Sachs & Co. and $9.4 million resulting from the acceleration of certain equity based compensation related to the completion of our initial public offering. Decreases in incentive compensation, the cost of health benefits, consulting fees and severance costs contributed to the overall decrease in SG&A as a percentage of sales, as did other cost reduction and productivity initiatives. Other costs increasing at a rate lower than our 10.5% increase in sales include utilities, which reflect lower waste management costs resulting from our recycling efforts, as well as repairs and maintenance. Our increased sales levels in 2010 also favorably impacted SG&A, as a percentage of sales. Debit card fees increased at a higher rate than the increase in sales, primarily as a result of increased usage.

SG&A, as a percentage of sales, was 23.2% in 2009 compared to 23.4% in 2008, representing an improvement of 21 basis points before taking into account the impact of our initial public offering as discussed above. Our increased sales levels in 2009 favorably impacted SG&A, as a percentage of sales, with the most significant impact on store occupancy costs, including rent and utilities. Our cost of utilities, as a percentage of sales, was further reduced by energy savings resulting from our store energy management initiatives, including forward purchase contracts, increased preventive maintenance and the installation of energy management systems in substantially all of our new and relocated stores. In addition, we continued to significantly reduce our workers' compensation expense through safety initiatives implemented over the last several years, and legal expenses were lower in 2009 than 2008, which included expenses incurred in connection with a shareholder litigation settlement in 2008 relating to our 2007 merger. Also during 2008, we recorded a $5.0 million gain relating to potential losses on distribution center leases indirectly related to our 2007 merger.

Litigation Settlement and Related Costs, Net. Expenses in 2008 included $32.0 million which represents the settlement of a class action lawsuit filed in response to our 2007 merger, and includes a $40.0 million settlement plus related expenses of $2.0 million, net of $10.0 million of insurance proceeds received in the fourth quarter of 2008.

Interest Expense. The decrease in interest expense in 2010 compared to 2009 was primarily the result of lower average outstanding long-term obligations. The decrease in interest expense in 2009 compared to 2008 was primarily the result of lower average outstanding long-term obligations and lower interest rates on our term loan.

We had outstanding variable-rate debt of $931 million and $560 million as of January 28, 2011 and January 29, 2010, respectively, after taking into consideration the impact of interest rate swaps. The remainder of our outstanding indebtedness at January 28, 2011 and January 29, 2010 was fixed rate debt.

See the detailed discussion under "Liquidity and Capital Resources" regarding indebtedness incurred to finance our 2007 merger along with subsequent repurchases of various long-term obligations and the related effect on interest expense in the periods presented.

Other (Income) Expense. In 2010, we recorded pretax losses of $14.7 million resulting from the repurchase in the open market of $115.0 million aggregate principal amount of our Senior Notes plus accrued and unpaid interest.

In 2009, we recorded charges totaling $55.5 million, which primarily represents losses on debt retirement totaling $55.3 million, and also includes expense of $0.6 million related to hedge ineffectiveness on certain of our interest rate swaps.

In 2008, we recorded a gain of $3.8 million resulting from the repurchase of $44.1 million of our senior subordinated notes, offset by expense of $1.0 million related to hedge ineffectiveness on certain of our interest rate swaps.

Income Taxes. The effective income tax rates for 2010, 2009 and 2008 were expenses of 36.3%, 38.5%, and 44.4%, respectively.

The 2010 effective tax rate is greater than the expected tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2010 effective rate is less than the 2009 rate due principally to reductions in state income tax expense, income tax related interest expense and other expense items. The 2010 effective resolution of various examinations by the taxing authorities, when combined with unfavorable examination results in 2009, resulted in a decrease in the year-to-year state income tax expense rate. This decrease in state income tax expense was partially offset by an increase in state income tax expense due to a shift in income to companies within the group that have a higher effective state income tax rate. In addition, decreases also occurred due to favorable outcomes in 2010 associated with reductions in income tax related interest accruals and income tax related penalty accruals due to favorable income tax examination results, the completion of a federal income tax examination, and reductions in expense associated with uncertain tax benefit accruals.

The 2009 effective tax rate is greater than the expected tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2009 effective tax rate is less than the 2008 rate due principally to the unfavorable impact that the non-deductible, merger-related lawsuit settlement had on the 2008 rate. This reduction in the effective tax rate was partially offset by a decrease in the tax rate benefit related to federal jobs credits. While the total amount of jobs credits earned in 2009 was similar to the amount earned in 2008, the impact of this benefit on the effective tax rate was reduced due to the 2009 increase in income before tax. The 2009 rate was also increased by accruals associated with uncertain tax benefits.

The 2008 effective income tax rate was greater than the expected tax rate of 35% principally due to the non-deductibility of the settlement and related expenses associated with the shareholder lawsuit related to our 2007 merger.

Off Balance Sheet Arrangements

We lease three of our distribution centers. The entities involved in the ownership structure underlying these leases meet the accounting definition of a Variable Interest Entity ("VIE"). One of these distribution centers has been recorded as a financing obligation whereby its property and equipment are reflected in our consolidated balance sheets. The land and buildings of the other two distribution centers have been recorded as operating leases. We are not the primary beneficiary of these VIEs and, accordingly, have not included these entities in our consolidated financial statements. Other than the foregoing, we are not party to any off balance sheet arrangements.

Effects of Inflation

In 2008, increased commodity cost pressures mainly related to food and pet products, which were driven by fruit and vegetable prices and rising freight costs, increased the costs of certain products. Increases in petroleum, resin, metals, pulp and other raw material commodity driven costs also resulted in multiple product cost increases. We believe that our ability to increase selling prices in response to cost increases largely mitigated the effect of these cost increases on our overall results of operations. These 2008 trends generally reversed or stabilized in 2009 and 2010.

Liquidity and Capital Resources

Current Financial Condition and Recent Developments

During the past three years, we have generated an aggregate of approximately $2.07 billion in cash flows from operating activities. During that period, we expanded the number of stores we operate by 1,178, or over 14%, remodeled or relocated 1,358 stores, or approximately 14% of stores we operated as of February 25, 2011, and incurred approximately $877 million in capital expenditures. We made certain strategic decisions which slowed our store growth in 2007 and 2008, but we reaccelerated store growth beginning in 2009 and currently plan to continue that strategy in 2011 and beyond.

At January 28, 2011, we had total outstanding debt (including the current portion of long-term obligations) of $3.29 billion. We also had an additional $959.3 million available for borrowing under our senior secured asset-based revolving credit facility ("ABL Facility" and, together with the Term Loan Facility, the "Credit Facilities") at that date. Our liquidity needs are significant, primarily due to our debt service and other obligations. Our substantial debt could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry or to pursue our growth strategy, expose us to interest rate risk to the extent of our variable rate debt, and increase the difficulty of our ability to make payments on our outstanding debt securities.

Nevertheless, management believes our cash flow from operations and existing cash balances, combined with availability under the Credit Facilities (described below), will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for a period that includes the next twelve months and the next several years.

10-K

Credit Facilities

Overview. We have two senior secured credit facilities which provide financing of up to $2.995 billion as of January 28, 2011. The Credit Facilities consist of the $1.964 billion Term Loan Facility and the $1.031 billion ABL Facility (of which up to $350.0 million is available for letters of credit), subject to borrowing base availability. The ABL Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swingline loans.

The amount available under the ABL Facility (including letters of credit) shall not exceed the sum of the tranche A borrowing base and the tranche A-1 borrowing base. The tranche A borrowing base equals the sum of (i) 85% of the net orderly liquidation value of all our eligible inventory and that of each guarantor thereunder and (ii) 90% of all our accounts receivable and credit/debit card receivables and that of each guarantor thereunder, in each case, subject to customary reserves and eligibility criteria. An additional 10% of the net orderly liquidation value of all of our eligible inventory and that of each guarantor thereunder is made available to us in the form of a "last out" tranche under which we may borrow up to a maximum amount of $101.0 million. Borrowings under the ABL Facility will be incurred first under the last out tranche, and no borrowings will be permitted under any other tranche until the last out tranche is fully utilized. Repayments of the ABL Facility will be applied to the last out tranche only after all other tranches have been fully paid down.

Interest Rates and Fees. Borrowings under the Credit Facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) LIBOR or (b) a base rate (which is usually equal to the prime rate). The applicable margin for borrowings is (i) under the Term Loan Facility, 2.75% for LIBOR borrowings and 1.75% for base-rate borrowings (ii) under the ABL Facility (except in the last out tranche described above) as of January 28, 2011 and January 29, 2010, 1.25% for LIBOR borrowings; 0.25% for base-rate borrowings and for any last out borrowings, 2.25% for LIBOR borrowings and 1.25% for base-rate borrowings. The applicable margins for borrowings under the ABL Facility (except in the case of last out borrowings) are subject to adjustment each quarter based on average daily excess availability under the ABL Facility. The interest rate for borrowings under the Term Loan Facility was 3.0% (without giving effect to the market rate swaps discussed below) as of both January 28, 2011 and January 29, 2010, respectively. We are also required to pay a commitment fee to the lenders under the ABL Facility for any unutilized commitments at a rate of 0.375% per annum. We also must pay customary letter of credit fees. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" below for a discussion of our use of interest rate swaps to manage our interest rate risk.

Prepayments. The senior secured credit agreement for the Term Loan Facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

- 50% of our annual excess cash flow (as defined in the credit agreement) which will be reduced to 25% and 0% if we achieve and maintain a total net leverage ratio of 6.0 to 1.0 and 5.0 to 1.0, respectively;
- 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property in excess of $25.0 million in the aggregate and subject to our right to reinvest the proceeds; and
- 100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the senior secured credit agreement.


10-K

The mandatory prepayments discussed above will be applied to the Term Loan Facility as directed by the senior secured credit agreement. Through January 28, 2011, no prepayments have been required under the prepayment provisions listed above. The Term Loan Facility can be prepaid in whole or in part at any time.

In addition, the senior secured credit agreement for the ABL Facility requires us to prepay the ABL Facility, subject to certain exceptions, as follows:

- With 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of Revolving Facility Collateral (as defined below) in excess of $1.0 million in the aggregate and subject to our right to reinvest the proceeds; and
- To the extent such extensions of credit exceed the then current borrowing base (as defined in the senior secured credit agreement for the ABL Facility).

The mandatory prepayments discussed above will be applied to the ABL Facility as directed by the senior secured credit agreement for the ABL Facility. Through January 28, 2011, no prepayments have been required under the prepayment provisions listed above.

An event of default under the senior secured credit agreements will occur upon a change of control as defined in the senior secured credit agreements governing our Credit Facilities. Upon an event of default, indebtedness under the Credit Facilities may be accelerated, in which case we will be required to repay all outstanding loans plus accrued and unpaid interest and all other amounts outstanding under the Credit Facilities.

Amortization. The original terms of the Term Loan Facility required quarterly payments of principal beginning September 30, 2009. As a result of voluntary prepayments under the Term Loan Facility, no further quarterly principal installments will be required prior to maturity of the Term Loan on July 6, 2014. There is no amortization under the ABL Facility. The entire principal amounts (if any) outstanding under the ABL Facility are due and payable in full at maturity, on July 6, 2013, on which day the commitments thereunder will terminate.

Guarantee and Security. All obligations under the Credit Facilities are unconditionally guaranteed by substantially all of our existing and future domestic subsidiaries (excluding certain immaterial subsidiaries and certain subsidiaries designated by us under our senior secured credit agreements as "unrestricted subsidiaries"), referred to, collectively, as U.S. Guarantors.

All obligations and related guarantees under the Term Loan Facility are secured by:

- a second-priority security interest in all existing and after-acquired inventory, accounts receivable, and other assets arising from such inventory and accounts receivable, of our company and each U.S. Guarantor (the "Revolving Facility Collateral"), subject to certain exceptions;

- a first-priority security interest in, and mortgages on, substantially all of our and each U.S. Guarantor's tangible and intangible assets (other than the Revolving Facility Collateral); and
- a first-priority pledge of 100% of the capital stock held by us, or any of our domestic subsidiaries that are directly owned by us or one of the U.S. Guarantors and 65% of the voting capital stock of each of our existing and future foreign subsidiaries that are directly owned by us or one of the U.S. Guarantors.

All obligations and related guarantees under the ABL Facility are secured by the Revolving Facility Collateral, subject to certain exceptions.

Certain Covenants and Events of Default. The senior secured credit agreements contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

- incur additional indebtedness;
- sell assets;
- pay dividends and distributions or repurchase our capital stock;
- make investments or acquisitions;
- repay or repurchase subordinated indebtedness (including the Senior Subordinated Notes discussed below) and the Senior Notes discussed below;
- amend material agreements governing our subordinated indebtedness (including the Senior Subordinated Notes discussed below) or our Senior Notes discussed below;
- change our lines of business.

The senior secured credit agreements also contain certain customary affirmative covenants and events of default.

At January 28, 2011, we had no borrowings, $52.7 million of standby letters of credit, and $19.1 million of commercial letters of credit, outstanding under our ABL Facility.

Senior Notes due 2015 and Senior Subordinated Toggle Notes due 2017

Overview. As of January 28, 2011, we have $864.3 million aggregate principal amount of 10.625% senior notes due 2015 (the "Senior Notes") outstanding (reflected in our consolidated balance sheet net of a $11.2 million discount), which mature on July 15, 2015, pursuant to an indenture dated as of July 6, 2007 (the "senior indenture"), and $450.7 million aggregate principal amount of 11.875%/12.625% senior subordinated toggle notes due 2017 (the "Senior Subordinated Notes") outstanding, which mature on July 15, 2017, pursuant to an indenture dated as of July 6, 2007 (the "senior subordinated indenture"). The Senior Notes and the Senior Subordinated Notes are collectively referred to herein as the "Notes." The senior indenture and the senior subordinated indenture are collectively referred to herein as the "indentures."

Interest on the Notes is payable on January 15 and July 15 of each year. Interest on the Senior Notes is payable in cash. Cash interest on the Senior Subordinated Notes accrues at a rate of 11.875% per annum. For the Senior Subordinated Notes, we previously had the ability to elect to pay interest by increasing the principal amount of the Senior Subordinated Notes or issuing new Senior Subordinated Notes ("PIK interest") instead of paying cash interest. Due to the expiration of the notification period for such option, all interest on the Notes has been and will be paid in cash.

The Notes are fully and unconditionally guaranteed by each of the existing and future direct or indirect wholly owned domestic subsidiaries that guarantee the obligations under our Credit Facilities.

We intend to redeem some or all of the Senior Notes at the first scheduled call date in July 2011 or later. We may redeem some or all of the Notes at any time at redemption prices described or set forth in the indentures. We also may seek, from time to time, to retire some or all of the Notes through cash purchases on the open market, in privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. We repurchased $115.0 million aggregate principal amount of outstanding Senior Notes during 2010. In connection with our initial public offering in 2009, we redeemed $195.7 million principal amount of outstanding Senior Notes and $205.2 million principal amount of outstanding Senior Subordinated Notes. We repurchased $44.1 million and $25.0 million of Senior Subordinated Notes in 2008 and 2007, respectively.

Change of Control. Upon the occurrence of a change of control, which is defined in the indentures, each holder of the Notes has the right to require us to repurchase some or all of such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

10-K

Covenants. The indentures contain covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to (subject to certain exceptions):

- incur additional debt, issue disqualified stock or issue certain preferred stock;
- pay dividends and or make certain distributions, investments and other restricted payments;
- create certain liens or encumbrances;
- sell assets;
- enter into transactions with our affiliates;
- allow payments to us by our restricted subsidiaries;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and
- designate our subsidiaries as unrestricted subsidiaries.

Events of Default. The indentures also provide for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Notes to become or to be declared due and payable.

Adjusted EBITDA

Under the agreements governing the Credit Facilities and the indentures, certain limitations and restrictions could arise if we are not able to satisfy and remain in compliance with specified financial ratios. Management believes the most significant of such ratios is the senior secured incurrence test under the Credit Facilities. This test measures the ratio of the senior secured debt to Adjusted EBITDA. This ratio would need to be no greater than 4.25 to 1 to avoid such limitations and restrictions. As of January 28, 2011, this ratio was 1.0 to 1. Senior secured debt is defined as our total debt secured by liens or similar encumbrances less cash and cash equivalents. EBITDA is defined as income (loss) from continuing operations before cumulative effect of change in accounting principle plus interest and other financing costs, net, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, further adjusted to give effect to adjustments required in calculating this covenant ratio under our Credit Facilities. EBITDA and Adjusted EBITDA are not presentations made in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), are not measures of financial performance or condition, liquidity or profitability, and should not be considered as an alternative to (i) net income, operating income or any other performance measures determined in accordance with U.S. GAAP or (ii) operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements and replacements of fixed assets.

Our presentation of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the presentation of EBITDA and Adjusted EBITDA is appropriate to provide additional information about the calculation of this financial ratio in the Credit Facilities. Adjusted EBITDA is a material component of this ratio. Specifically, non-compliance with the senior secured indebtedness ratio contained in our Credit Facilities could prohibit us, subject to specified exceptions, from making investments, incurring liens, making certain restricted payments and incurring additional secured indebtedness (other than the additional funding provided for under the senior secured credit agreement).

10-K

The calculation of Adjusted EBITDA under the Credit Facilities is as follows:

(in millions)	Year Ended January 28, 2011	Year Ended January 29, 2010
Net income	$ 627.9	$ 339.4
Add (subtract):		
Interest income	(0.2)	(0.1)
Interest expense	274.1	345.6
Depreciation and amortization	242.3	241.7
Income taxes	357.1	212.7
EBITDA	1,501.2	1,139.3
Adjustments:		
Loss on debt retirements	14.6	55.3
Loss on hedging instruments	0.4	0.5
Impact of markdowns related to inventory clearance activities, net of purchase accounting adjustments	—	(7.3)
Advisory and consulting fees to affiliates	0.1	63.5
Non-cash expense for share-based awards	16.0	18.7
Indirect merger-related costs	1.3	10.6
Other non-cash charges (including LIFO)	11.5	6.6
Total Adjustments	43.9	147.9
Adjusted EBITDA	$1,545.1	$1,287.2

Interest Rate Swaps

We use interest rate swaps to minimize the risk of adverse changes in interest rates. These swaps are intended to reduce risk by hedging an underlying economic exposure. Because of high correlation between the derivative financial instrument and the underlying exposure being hedged, fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure. Our principal interest rate exposure relates to outstanding amounts under our Credit Facilities. At January 28, 2011, we had interest rate swaps with a total notional amount of approximately $1.05 billion. For more information see Item 7A "Quantitative and Qualitative Disclosures about Market Risk" below.

Fair Value Accounting

We have classified our interest rate swaps, as further discussed in Item 7A. below, in Level 2 of the fair value hierarchy, as the significant inputs to the overall valuations are based on market-observable data or information derived from or corroborated by market-observable data, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value a derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. We use similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, and correlations of such inputs. For our derivatives, all of which trade in liquid markets, model inputs can generally be verified and model selection does not involve significant management judgment.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements of our derivatives. The credit valuation adjustments are calculated by determining the total expected exposure of the derivatives (which incorporates both the current and potential future exposure) and then applying each counterparty's credit spread to the applicable exposure. For derivatives with two-way exposure, such as interest rate swaps, the counterparty's credit spread is applied to our exposure to the counterparty, and our own credit spread is applied to the counterparty's exposure to us, and the net credit valuation adjustment is reflected in our derivative valuations. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from our publicly-traded debt. For counterparties with publicly available credit information, the credit spreads over LIBOR used in the calculations represent implied credit default swap spreads obtained from a third party credit data provider. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. Additionally, we actively monitor counterparty credit ratings for any significant changes.

As of January 28, 2011, the net credit valuation adjustments reduced the settlement values of our derivative liabilities by $0.7 million. Various factors impact changes in the credit valuation adjustments over time, including changes in the credit spreads of the parties to the contracts, as well as changes in market rates and volatilities, which affect the total expected exposure of the derivative instruments. When appropriate, valuations are also adjusted for various factors such as liquidity and bid/offer spreads, which factors we deemed to be immaterial as of January 28, 2011.

Contractual Obligations

The following table summarizes our significant contractual obligations and commercial commitments as of January 28, 2011 (in thousands):

	Payments Due by Period				
Contractual obligations	**Total**	**1 year**	**1-3 years**	**3-5 years**	**5+ years**
Long-term debt obligations	$3,293,025	$ —	$ —	$2,827,923	$ 465,102
Capital lease obligations	6,363	1,157	999	679	3,528
Interest(a)	1,093,039	243,435	486,754	282,408	80,442
Self-insurance liabilities(b)	213,736	78,540	85,881	30,265	19,050
Operating leases(c)	3,003,342	481,921	839,585	614,080	1,067,756
Subtotal	$7,609,505	$ 805,053	$1,413,219	$3,755,355	$1,635,878
	Commitments Expiring by Period				
Commercial commitments(d)	**Total**	**1 year**	**1-3 years**	**3-5 years**	**5+ years**
Letters of credit	$ 19,059	$ 19,059	$ —	$ —	$ —
Purchase obligations(e)	853,862	850,871	2,991	—	—
Subtotal	$ 872,921	$ 869,930	$ 2,991	$ —	$ —
Total contractual obligations and commercial commitments(f)	$8,482,426	$1,674,983	$1,416,210	$3,755,355	$1,635,878

(a) Represents obligations for interest payments on long-term debt and capital lease obligations, and includes projected interest on variable rate long-term debt, using 2010 year end rates.

(b) We retain a significant portion of the risk for our workers' compensation, employee health insurance, general liability, property loss and automobile insurance. As these obligations do not have scheduled maturities, these amounts represent undiscounted estimates based upon actuarial assumptions. Reserves for workers' compensation and general liability which existed as of the date of our 2007 merger were discounted in order to arrive at estimated fair value. All other amounts are reflected on an undiscounted basis in our consolidated balance sheets.

(c) Operating lease obligations are inclusive of amounts included in deferred rent and closed store obligations in our consolidated balance sheets.

(d) Commercial commitments include information technology license and support agreements, supplies, fixtures, letters of credit for import merchandise, and other inventory purchase obligations.

(e) Purchase obligations include legally binding agreements for software licenses and support, supplies, fixtures, and merchandise purchases (excluding such purchases subject to letters of credit).

(f) We have potential payment obligations associated with uncertain tax positions that are not reflected in these totals. We anticipate that approximately $0.2 million of such amounts will be paid in the coming year. We are currently unable to make reasonably reliable estimates of the period of cash settlement with the taxing authorities for our remaining $27.3 million of reserves for uncertain tax positions.

Other Considerations

We have no current plans to pay any cash dividends on our common stock and instead may retain earnings, if any, for future operation and expansion and debt repayment. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, subject to certain limitations found in covenants in our Credit Facilities and in the indentures governing the Notes as discussed in more detail above, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

Our inventory balance represented approximately 45% of our total assets exclusive of goodwill and other intangible assets as of January 28, 2011. Our proficiency in managing our inventory balances can have a significant impact on our cash flows from operations during a given fiscal year. As a result, efficient inventory management has been and continues to be an area of focus for us.


10-K

As described in Note 9 to the Consolidated Financial Statements, we are involved in a number of legal actions and claims, some of which could potentially result in material cash payments. Adverse developments in those actions could materially and adversely affect our liquidity. As discussed in Note 6 to the Consolidated Financial Statements, we also have certain income tax-related contingencies. Future negative developments could have a material adverse effect on our liquidity.

In June 2010, Standard & Poor's upgraded our long-term debt rating to BB from BB- with a stable outlook and in November 2010, Moody's upgraded our long-term debt rating to Ba3 from B1 with a positive outlook. These current ratings are considered non-investment grade. Our current credit ratings, as well as future rating agency actions, could (i) impact our ability to obtain financings to finance our operations on satisfactory terms; (ii) affect our financing costs; and (iii) affect our insurance premiums and collateral requirements necessary for our self-insured programs.

Cash flows

Cash flows from operating activities. A significant component of our increase in cash flows from operating activities in 2010 compared to 2009 was the increase in net income due to greater sales, higher gross margins and lower SG&A expenses as a percentage of sales, as described in more detail above under "Results of Operations." Partially offsetting this increase in cash flows were changes in inventory balances, which increased by 16% in 2010 compared to an increase of 7% in 2009. Although we continue to closely monitor our inventory balances, they often fluctuate from period to period and from year to year based on new store openings, the timing of purchases, merchandising initiatives and other factors. Inventory levels in the consumables category increased by $133.9 million, or 16%, in 2010 compared to an increase of $111.4 million, or 15%, in 2009. The seasonal category increased by $55.2 million, or 18%, in 2010 compared to an increase of $25.3 million, or 9%, in 2009. The home products category increased $25.2 million, or 17%, in 2010 compared to a decline of $9.1 million, or 6%, in 2009. The apparel category increased by $32.3 million, or 15%, in 2010 compared to a decline of $22.9 million, or 10%, in 2009. In addition, increased net income resulted in an increase in income taxes paid in 2010 compared to 2009. Changes in Accrued expenses and other were affected in part by reductions of income tax reserves and reduced accruals for incentive compensation, partially offset by the timing of payments related to a litigation settlement in prior years (as discussed in more detail below) and by lower accruals for interest on long-term debt.

Our increase in cash flows from operating activities in 2009 compared to 2008 was also driven by an increase in net income due to greater sales, higher gross margins and lower SG&A expenses as a percentage of sales. In addition, we experienced increased inventory turns in 2009 as compared to 2008. Changes in inventory balances increased by 7% in 2009 compared to an increase of 10% in 2008. Inventory levels in the consumables category increased by $111.4 million, or 15%, in 2009 compared to an increase of $77.8 million, or 12%, in 2008. The seasonal category increased by $25.3 million, or 9%, in 2009 compared to an increase of $20.9 million, or 8%, in 2008. The home products category declined $9.1 million, or 6%, in 2009 compared to a decline of $2.6 million, or 2%, in 2008. The apparel category declined by $22.9 million, or 10%, in 2009 compared to an increase of $30.2 million, or 15%, in 2008. In addition, increased net income in 2009 compared to 2008 was a principal factor in the increase in income taxes paid in 2009 compared to 2008. Changes in Accrued expenses and other were affected in part by the timing of the payments related to the Litigation settlement and related costs discussed above under "Results of Operations," as the associated insurance proceeds of $10.0 million were received at the end of 2008 while the payment of the $40.0 million settlement occurred at the beginning of 2009.

Cash flows from investing activities. Cash flows used in investing activities totaling $418.9 million in 2010 were primarily related to capital expenditures. Significant components of our property and equipment purchases in 2010 included the following approximate amounts: $156 million for improvements, upgrades, remodels and relocations of existing stores; $100 million for new leased stores; $91 million for stores purchased or built by us; $45 million for distribution and transportation-related capital expenditures; and $22 million for information systems upgrades and technology-related projects. During 2010 we opened 600 new stores and remodeled or relocated 504 stores.

Cash flows used in investing activities totaling $248.0 million in 2009 were also primarily related to capital expenditures. Significant components of our property and equipment purchases in 2009 included the following approximate amounts: $114 million for improvements, upgrades, remodels and relocations of existing stores; $69 million for new leased stores; $28 million for distribution and transportation-related capital expenditures; $24 million for various administrative capital costs; and $11 million for information systems upgrades and technology-related projects. During 2009 we opened 500 new stores and remodeled or relocated 450 stores.

Cash flows used in investing activities totaling $152.6 million in 2008 were primarily related to capital expenditures, offset by sales of investments. Significant components of our property and equipment purchases in 2008 included the following approximate amounts: $149 million for improvements, upgrades, remodels and relocations of existing stores; $22 million for new leased stores; $17 million for distribution and transportation-related capital expenditures; and $13 million for information systems upgrades and technology-related projects. During 2008 we opened 207 new stores and remodeled or relocated 404 stores.

Purchases and sales of short-term investments equal to net sales of $51.6 million in 2008 primarily reflected investment activities in our captive insurance subsidiary.

Capital expenditures during 2011 are projected to be in the range of $550-$600 million. We anticipate funding 2011 capital requirements with cash flows from operations, and if necessary, we also have significant availability under our ABL Facility. Significant components of the 2011 capital plan include growth initiatives, such as approximately 625 new stores including the purchase of existing stores and the construction of new stores; costs related to new leased stores including leasehold improvements, fixtures and equipment; continued investment in our existing store base with plans for remodeling and relocating approximately 550 stores; the construction of a new distribution center in Alabama; as well as additional investments in our supply chain and information technology. We plan to undertake these expenditures as part of our efforts to improve our infrastructure and increase our cash generated from operating activities.

Cash flows from financing activities. During 2010, we repurchased $115.0 million outstanding principal amount of our outstanding Senior Notes at a total cost of $127.5 million including associated premiums. We had no borrowings or repayments under the ABL Facility in 2010.

In 2009, we had cash inflows from the issuance of equity of $443.8 million primarily due to our initial public offering of 22.7 million shares of common stock. We used the proceeds from the offering to redeem outstanding Notes with a total principal amount of $400.9 million at a premium, and used cash generated from operations to repay $336.5 million outstanding principal amount on our Term Loan Facility. We had no borrowings or repayments under the ABL Facility in 2009. In addition, we paid a dividend and related amounts totaling $239.7 million using cash generated from operations.

In February 2008, we repaid outstanding borrowings of $102.5 million under our ABL Facility, and have had no borrowings outstanding under the ABL facility since that time. Also during 2008, we repurchased $44.1 million principal amount of our outstanding Senior Subordinated Notes.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. In addition to the estimates presented below, there are other items within our financial statements that require estimation, but are not deemed critical as defined below. We believe these estimates are reasonable and appropriate. However, if actual experience differs from the assumptions and other considerations used, the resulting changes could have a material effect on the financial statements taken as a whole.


10-K

Management believes the following policies and estimates are critical because they involve significant judgments, assumptions, and estimates. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosures presented below relating to those policies and estimates.

Merchandise Inventories. Merchandise inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method. Under our retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales at a department level. The RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the RIM will result in valuing inventories at the lower of cost or market ("LCM") if markdowns are currently taken as a reduction of the retail value of inventories.

Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, initial markups, markdowns, and shrinkage, which significantly impact the gross profit calculation as well as the ending inventory valuation at cost. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted cost figures. Factors that can lead to distortion in the calculation of the inventory balance include:

- applying the RIM to a group of products that is not fairly uniform in terms of its cost and selling price relationship and turnover;
- applying the RIM to transactions over a period of time that include different rates of gross profit, such as those relating to seasonal merchandise;
- inaccurate estimates of inventory shrinkage between the date of the last physical inventory at a store and the financial statement date; and
- inaccurate estimates of LCM and/or LIFO reserves.

Factors that reduce potential distortion include the use of historical experience in estimating the shrink provision (see discussion below) and an annual LIFO analysis whereby all SKUs are considered in the index formulation. An actual valuation of inventory under the LIFO method is made at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels, sales for the year and the expected rate of inflation/deflation for the year and are thus subject to adjustment in the final year-end LIFO inventory valuation. We also perform interim inventory analysis for determining obsolete inventory. Our policy is to write down inventory to an LCM value based on various management assumptions including estimated markdowns and sales required to liquidate such inventory in future periods. Inventory is reviewed on a quarterly basis and adjusted as appropriate to reflect write-downs determined to be necessary.

Factors such as slower inventory turnover due to changes in competitors' practices, consumer preferences, consumer spending and unseasonable weather patterns, among other factors, could cause excess inventory requiring greater than estimated markdowns to entice consumer purchases, resulting in an unfavorable impact on our consolidated financial statements. Sales shortfalls due to the above factors could cause reduced purchases from vendors and associated vendor allowances that would also result in an unfavorable impact on our consolidated financial statements.

We calculate our shrink provision based on actual physical inventory results during the fiscal period and an accrual for estimated shrink occurring subsequent to a physical inventory through the end of the fiscal reporting period. This accrual is calculated as a percentage of sales at each retail store, at a department level, and is determined by dividing the book-to-physical inventory adjustments recorded during the previous twelve months by the related sales for the same period for each store. To the extent that subsequent physical inventories yield different results than this estimated accrual, our effective shrink rate for a given reporting period will include the impact of adjusting the estimated results to the actual results. Although we perform physical inventories in virtually all of our stores on an annual basis, the same stores do not necessarily get counted in the same reporting periods from year to year, which could impact comparability in a given reporting period.

We believe our estimates and assumptions related to merchandise inventories have generally been accurate in recent years and we do not currently anticipate material changes in these estimates and assumptions.

Goodwill and Other Intangible Assets. We amortize intangible assets over their estimated useful lives unless such lives are deemed indefinite. If impairment indicators are noted, amortizable intangible assets are tested for impairment based on projected undiscounted cash flows, and, if impaired, written down to fair value based on either discounted projected cash flows or appraised values. Future cash flow projections are based on management's projections. Significant judgments required in this testing process may include projecting future cash flows, determining appropriate discount rates and other assumptions. Projections are based on management's best estimates given recent financial performance, market trends, strategic plans and other available information which in recent years have been materially accurate. Although not currently anticipated, changes in these estimates and assumptions could materially affect the determination of fair value or impairment. Future indicators of impairment could result in an asset impairment charge.

Under accounting standards for goodwill and other intangible assets, we are required to test such assets with indefinite lives for impairment annually, or more frequently if impairment indicators occur. The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our reporting unit based on valuation techniques (including a discounted cash flow model using revenue and profit forecasts) and comparing that estimated fair value with the recorded carrying value, which includes goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of the implied fair value of goodwill would require us to allocate the estimated fair value of our reporting unit to its assets and liabilities. Any unallocated fair value represents the implied fair value of goodwill, which would be compared to its corresponding carrying value.

The impairment test for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

We performed our annual impairment tests of goodwill and indefinite-lived intangible assets during the third quarter of 2010 based on conditions as of the end of the second quarter of 2010. The tests indicated that no impairment charge was necessary. We are not currently projecting a decline in cash flows that could be expected to have an adverse effect such as a violation of debt covenants or future impairment charges.

Property and Equipment. Property and equipment are recorded at cost. We group our assets into relatively homogeneous classes and generally provide for depreciation on a straight-line basis over the estimated average useful life of each asset class, except for leasehold improvements, which are amortized over the lesser of the applicable lease term or the estimated useful life of the asset. Certain store and warehouse fixtures, when fully depreciated, are removed from the cost and related accumulated depreciation and amortization accounts. The valuation and classification of these assets and the assignment of depreciable lives involves significant judgments and the use of estimates, which we believe have been materially accurate in recent years.

Impairment of Long-lived Assets. We review the carrying value of all long-lived assets for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with accounting standards for impairment or disposal of long-lived assets, we review for impairment stores open for approximately two years or more for which recent cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the estimated undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's estimated fair value. The fair value is estimated based primarily upon projected future cash flows (discounted at our credit adjusted risk-free rate) or other reasonable estimates of fair market value in accordance with U.S. GAAP. During 2010, 2009 and 2008 we recorded pre-tax impairment charges of $1.7 million, $5.0 million and $4.0 million, respectively, for certain store assets that we deemed to be impaired.

Insurance Liabilities. We retain a significant portion of the risk for our workers' compensation, employee health, property loss, automobile and general liability. These represent significant costs primarily due to the large employee base and number of stores. Provisions are made to these liabilities on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims developed using actuarial methodologies based on historical claim trends, which have been and are anticipated to continue to be materially accurate. If future claim trends deviate from recent historical patterns, we may be required to record additional expenses or expense reductions, which could be material to our future financial results.

Contingent Liabilities—Income Taxes. Income tax reserves are determined using the methodology established by accounting standards relating to uncertainty in income taxes. These standards require companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If our determinations and estimates prove to be inaccurate, the resulting adjustments could be material to our future financial results.

Contingent Liabilities—Legal Matters. We are subject to legal, regulatory and other proceedings and claims. We establish liabilities as appropriate for these claims and proceedings based upon the probability and estimability of losses and to fairly present, in conjunction with the disclosures of these matters in our financial statements and SEC filings, management's view of our exposure. We review outstanding claims and proceedings with external counsel to assess probability and estimates of loss. We re-evaluate these assessments on a quarterly basis or as new and significant information becomes available to determine whether a liability should be established or if any existing liability should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded liability. In addition, because it is not permissible under U.S. GAAP to establish a litigation liability until the loss is both probable and estimable, in some cases there may be insufficient time to establish a liability prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement).

Lease Accounting and Excess Facilities. Many of our stores are subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of 10-15 years with multiple renewal options. We also have stores subject to shorter-term leases (usually with initial or current terms of 3 to 5 years), and many of these leases have multiple renewal options. As of January 28, 2011, approximately 35% of our stores had provisions for contingent rentals based upon a percentage of defined sales volume. We recognize contingent rental expense when the achievement of specified sales targets is considered probable. We recognize rent expense over the term of the lease. We record minimum rental expense on a straight-line basis over the base, non-cancelable lease term commencing on the date that we take physical possession of the property from the landlord, which normally includes a period prior to store opening to make necessary leasehold improvements and install store fixtures. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred rent. Tenant allowances, to the extent received, are recorded as deferred incentive rent and amortized as a reduction to rent expense over the term of the lease. We reflect as a liability any difference between the calculated expense and the amounts actually paid. Improvements of leased properties are amortized over the shorter of the life of the applicable lease term or the estimated useful life of the asset.

For store closures (excluding those associated with a business combination) where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with accounting standards for costs associated with exit or disposal activities. Based on an overall analysis of store performance and expected trends, management periodically evaluates the need to close underperforming stores. Liabilities are established at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. Historically, these estimates have not been materially inaccurate; however, if actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

Share-Based Payments. Our share-based stock option awards are valued on an individual grant basis using the Black-Scholes-Merton closed form option pricing model. We believe that this model fairly estimates the value of our share-based awards. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the valuation of stock options, which affects compensation expense related to these options. These assumptions include an estimate of the fair value of our common stock, the term that the options are expected to be outstanding, an estimate of the volatility of our stock price (which is based on a peer group of publicly traded companies), applicable interest rates and the dividend yield of our stock. Our volatility estimates are based on a peer group due to the fact that our stock has been publicly traded for a relatively short period of time in relation to the expected term of outstanding options. Other factors involving judgments that affect the expensing of share-based payments include estimated forfeiture rates of share-based awards. Historically, these estimates have not been materially inaccurate; however, if our estimates differ materially from actual experience, we may be required to record additional expense or reductions of expense, which could be material to our future financial results.

Fair Value Measurements. We measure fair value of assets and liabilities in accordance with applicable accounting standards, which require that fair values be determined based on the assumptions that market participants would use in pricing the asset or liability. These standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Therefore, Level 3 inputs are typically based on an entity's own assumptions, as there is little, if any, related market activity, and thus require the use of significant judgment and estimates. Currently, we have no assets or liabilities that are valued based solely on Level 3 inputs.

Our fair value measurements are primarily associated with our derivative financial instruments, intangible assets, property and equipment, and to a lesser degree our investments. The values of our derivative financial instruments are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. In recent years, these methodologies have produced materially accurate valuations.

Derivative Financial Instruments. We account for our derivative instruments in accordance with accounting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and hedging activities, as amended and interpreted, which establish accounting and reporting requirements for such instruments and activities. These standards require that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. See "Fair Value Measurements" above for a discussion of derivative valuations. Special accounting for qualifying hedges allows a derivative's gains and losses to either offset related results on the hedged item in the statement of operations or be accumulated in other comprehensive income, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. We use derivative instruments to manage our exposure to changing interest rates, primarily with interest rate swaps.

In addition to making valuation estimates, we also bear the risk that certain derivative instruments that have been designated as hedges and currently meet the strict hedge accounting requirements may not qualify in the future as "highly effective," as defined, as well as the risk that hedged transactions in cash flow hedging relationships may no longer be considered probable to occur. Further, new interpretations and guidance related to these instruments may be issued in the future, and we cannot predict the possible impact that such guidance may have on our use of derivative instruments going forward.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

We are exposed to market risk primarily from adverse changes in interest rates, and to a lesser degree commodity prices. To minimize this risk, we may periodically use financial instruments, including derivatives. As a matter of policy, we do not buy or sell financial instruments for speculative or trading purposes and all derivative financial instrument transactions must be authorized and executed pursuant to approval by the Board of Directors. All financial instrument positions taken by us are intended to be used to reduce risk by hedging an underlying economic exposure. Because of high correlation between the derivative financial instrument and the underlying exposure being hedged, fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure.

Interest Rate Risk

We manage our interest rate risk through the strategic use of fixed and variable interest rate debt and, from time to time, derivative financial instruments. Our principal interest rate exposure relates to outstanding amounts under our Credit Facilities. As of January 28, 2011, our Credit Facilities provide for variable rate borrowings of up to $2.995 billion including availability of up to $1.031 billion under our ABL Facility, subject to the borrowing base. In order to mitigate a portion of the variable rate interest exposure under the Credit Facilities, we entered into certain interest rate swaps which became effective on July 31, 2007. Pursuant to these swaps, we swapped three month LIBOR rates for fixed interest rates, resulting in the payment of an all-in fixed rate of 7.68% on an original notional amount of $2.0 billion originally scheduled to amortize on a quarterly basis until maturity at July 31, 2012.

In October 2008, a counterparty to one of our 2007 swap agreements defaulted. We terminated this agreement and in November 2008 we subsequently cash settled the swap. Representatives of the counterparty have challenged our calculation of the cash settlement. See "Legal Proceedings" under Note 9 of the footnotes to the consolidated financial statements. As of January 28, 2011, the notional amount under the remaining 2007 swaps is $646.7 million.

Effective December 31, 2008, we entered into a $475.0 million interest rate swap in order to mitigate an additional portion of the variable rate interest exposure under the Credit Facilities. This swap is scheduled to mature on January 31, 2013. Under the terms of this agreement we swapped one month LIBOR rates for fixed interest rates, resulting in the payment of a fixed rate of 5.06% on a notional amount of $475.0 million through April 2010, $400.0 million from May 2010 through October 2011, and $300.0 million to maturity.

A change in interest rates on variable rate debt impacts our pre-tax earnings and cash flows; whereas a change in interest rates on fixed rate debt impacts the economic fair value of debt but not our pre-tax earnings and cash flows. Our interest rate swaps qualify for hedge accounting as cash flow hedges. Therefore, changes in market fluctuations related to the effective portion of these cash flow hedges do not impact our pre-tax earnings until the accrued interest is recognized on the derivatives and the associated hedged debt. Based on our variable rate borrowing levels and interest rate swaps outstanding during 2010 and 2009, the annualized effect of a one percentage point change in variable interest rates would have resulted in a pretax reduction of our earnings and cash flows of approximately $9.3 million in 2010 and $5.6 million in 2009.

The conditions and uncertainties in the global credit markets have increased the credit risk of other counterparties to our swap agreements. In the event such counterparties fail to perform under our swap agreements and we are unable to enter into new swap agreements on terms favorable to us, our ability to effectively manage our interest rate risk may be materially impaired. We attempt to manage counterparty credit risk by periodically evaluating the financial position and creditworthiness of such counterparties, monitoring the amount for which we are at risk with each counterparty, and where possible, dispersing the risk among multiple counterparties. There can be no assurance that we will manage or mitigate our counterparty credit risk effectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Dollar General Corporation

We have audited the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries as of January 28, 2011 and January 29, 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended January 28, 2011, January 29, 2010 and January 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar General Corporation and subsidiaries at January 28, 2011 and January 29, 2010, and the consolidated results of their operations and their cash flows for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dollar General Corporation's internal control over financial reporting as of January 28, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 22, 2011

10-K

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	January 28, 2011	January 29, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 497,446	$ 222,076
Merchandise inventories	1,765,433	1,519,578
Income taxes receivable	—	7,543
Prepaid expenses and other current assets	104,946	96,252
Total current assets	2,367,825	1,845,449
Net property and equipment	1,524,575	1,328,386
Goodwill	4,338,589	4,338,589
Intangible assets, net	1,256,922	1,284,283
Other assets, net	58,311	66,812
Total assets	$9,546,222	$8,863,519
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term obligations	$ 1,157	$ 3,671
Accounts payable	953,641	830,953
Accrued expenses and other	347,741	342,290
Income taxes payable	25,980	4,525
Deferred income taxes payable	36,854	25,061
Total current liabilities	1,365,373	1,206,500
Long-term obligations	3,287,070	3,399,715
Deferred income taxes payable	598,565	546,172
Other liabilities	231,582	302,348
Commitments and contingencies		
Redeemable common stock	9,153	18,486
Shareholders' equity:		
Preferred stock, 1,000 shares authorized	—	—
Common stock; $0.875 par value, 1,000,000 shares authorized, 341,507 and 340,586 shares issued and outstanding at January 28, 2011 and January 29, 2010, respectively	298,819	298,013
Additional paid-in capital	2,945,024	2,923,377
Retained earnings	830,932	203,075
Accumulated other comprehensive loss	(20,296)	(34,167)
Total shareholders' equity	4,054,479	3,390,298
Total liabilities and shareholders' equity	$9,546,222	$8,863,519

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)


10-K

	For the Year Ended		
	January 28, 2011	January 29, 2010	January 30, 2009
Net sales	$13,035,000	$11,796,380	$10,457,668
Cost of goods sold	8,858,444	8,106,509	7,396,571
Gross profit	4,176,556	3,689,871	3,061,097
Selling, general and administrative expenses	2,902,491	2,736,613	2,448,611
Litigation settlement and related costs, net	—	—	32,000
Operating profit	1,274,065	953,258	580,486
Interest income	(220)	(144)	(3,061)
Interest expense	274,212	345,744	391,932
Other (income) expense	15,101	55,542	(2,788)
Income before income taxes	984,972	552,116	194,403
Income tax expense	357,115	212,674	86,221
Net income	$ 627,857	$ 339,442	$ 108,182
Earnings per share:			
Basic	$ 1.84	$ 1.05	$ 0.34
Diluted	$ 1.82	$ 1.04	$ 0.34
Weighted average shares:			
Basic	341,047	322,778	317,024
Diluted	344,800	324,836	317,503

The accompanying notes are an integral part of the consolidated financial statements.

10-K

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per share amounts)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
Balances, February 1, 2008	317,418	$277,741	$2,480,062	$ (4,818)	$(49,112)	$2,703,873
Comprehensive income:						
Net income	—	—	—	108,182	—	108,182
Unrealized net gain on hedged transactions, net of income tax expense of $4,518	—	—	—	—	9,682	9,682
Comprehensive income						117,864
Issuance of common stock under stock incentive plans	484	423	(423)	—	—	—
Repurchases of common stock	(57)	(50)	50	—	—	—
Share-based compensation expense	—	—	9,958	—	—	9,958
Balances, January 30, 2009	317,845	$278,114	$2,489,647	$ 103,364	$(39,430)	$2,831,695
Comprehensive income:						
Net income	—	—	—	339,442	—	339,442
Unrealized net gain on hedged transactions, net of income tax expense of $2,553	—	—	—	—	5,263	5,263
Comprehensive income						344,705
Issuance of common stock	22,700	19,863	421,299	—	—	441,162
Cash dividends, $0.7525 per common share, and related amounts	—	—	—	(239,731)	—	(239,731)
Share-based compensation expense	—	—	15,009	—	—	15,009
Tax benefit from stock option exercises	—	—	3,072	—	—	3,072
Issuance of common stock under stock incentive plans	304	266	2,020	—	—	2,286
Equity settlements under stock incentive plans	(263)	(230)	(7,670)	—	—	(7,900)
Balances, January 29, 2010	340,586	$298,013	$2,923,377	$ 203,075	$(34,167)	$3,390,298
Comprehensive income:						
Net income	—	—	—	627,857	—	627,857
Unrealized net gain on hedged transactions, net of income tax expense of $9,406	—	—	—	—	13,871	13,871
Comprehensive income						641,728
Share-based compensation expense	—	—	12,805	—	—	12,805
Tax benefit from stock option exercises	—	—	10,110	—	—	10,110
Issuance of common stock under stock incentive plans	93	82	1,943	—	—	2,025
Exercise of stock options	872	763	(8,399)	—	—	(7,636)
Other equity settlements under stock incentive plans	(44)	(39)	5,188	—	—	5,149
Balances, January 28, 2011	341,507	$298,819	$2,945,024	$ 830,932	$(20,296)	$4,054,479

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended		
	January 28, 2011	January 29, 2010	January 30, 2009
Cash flows from operating activities:			
Net income	$ 627,857	$ 339,442	$ 108,182
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	254,927	256,771	247,899
Deferred income taxes	50,985	14,860	73,434
Tax benefit of stock options	(13,905)	(5,390)	(950)
Loss (gain) on debt retirement	14,576	55,265	(3,818)
Noncash share-based compensation	15,956	17,295	9,958
Noncash inventory adjustments and asset impairments	7,607	647	50,671
Other noncash gains and losses	5,942	7,920	6,252
Change in operating assets and liabilities:			
Merchandise inventories	(251,809)	(100,248)	(173,014)
Prepaid expenses and other current assets	(10,157)	(7,298)	(598)
Accounts payable	123,424	106,049	140,356
Accrued expenses and other liabilities	(42,428)	(12,643)	68,736
Income taxes	42,903	1,153	33,986
Other	(1,194)	(1,000)	14,084
Net cash provided by operating activities	824,684	672,823	575,178
Cash flows from investing activities:			
Purchases of property and equipment	(420,395)	(250,747)	(205,546)
Purchases of short-term investments	—	—	(9,903)
Sales of short-term investments	—	—	61,547
Sales of property and equipment	1,448	2,701	1,266
Net cash used in investing activities	(418,947)	(248,046)	(152,636)
Cash flows from financing activities:			
Issuance of common stock	631	443,753	4,228
Repayments under revolving credit facility	—	—	(102,500)
Issuance of long-term obligations	—	1,080	—
Repayments of long-term obligations	(131,180)	(785,260)	(44,425)
Payment of cash dividends and related amounts	—	(239,731)	—
Repurchases of common stock and settlement of equity awards, net of employee taxes paid	(13,723)	(5,928)	(3,009)
Tax benefit of stock options	13,905	5,390	950
Net cash used in financing activities	(130,367)	(580,696)	(144,756)
Net increase (decrease) in cash and cash equivalents	275,370	(155,919)	277,786
Cash and cash equivalents, beginning of year	222,076	377,995	100,209
Cash and cash equivalents, end of year	$ 497,446	$ 222,076	$ 377,995
Supplemental cash flow information:			
Cash paid for:			
Interest	$ 244,752	$ 328,433	$ 377,022
Income taxes	314,123	187,983	7,091
Supplemental schedule of noncash investing and financing activities:			
Purchases of property and equipment awaiting processing for payment, included in Accounts payable	$ 29,658	$ 30,393	$ 7,474
Purchases of property and equipment under capital lease obligations	—	50	3,806
Expiration of equity repurchase rights	—	—	2,548

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of presentation and accounting policies

Basis of presentation

These notes contain references to the years 2010, 2009 and 2008, which represent fiscal years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively, each of which were 52-week accounting periods. The Company's fiscal year ends on the Friday closest to January 31. The consolidated financial statements include all subsidiaries of the Company, except for its not-for-profit subsidiary which the Company does not control. Intercompany transactions have been eliminated.

Business description

The Company sells general merchandise on a retail basis through 9,372 stores (as of January 28, 2011) in 35 states covering most of the southern, southwestern, midwestern and eastern United States. The Company has distribution centers ("DCs") in Scottsville, Kentucky; Ardmore, Oklahoma; South Boston, Virginia; Indianola, Mississippi; Fulton, Missouri; Alachua, Florida; Zanesville, Ohio; Jonesville, South Carolina and Marion, Indiana.

The Company purchases its merchandise from a wide variety of suppliers. Approximately 9% and 7% of the Company's purchases in 2010 were made from the Company's largest and second largest suppliers, respectively.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with insignificant interest rate risk and original maturities of three months or less when purchased. Such investments primarily consist of money market funds, bank deposits, certificates of deposit (which may include foreign time deposits), and commercial paper. The carrying amounts of these items are a reasonable estimate of their fair value due to the short maturity of these investments.

Payments due from processors for electronic tender transactions classified as cash and cash equivalents totaled approximately $26.1 million and $23.2 million at January 28, 2011 and January 29, 2010, respectively.

The Company's cash management system provides for daily investment of available balances and the funding of outstanding checks when presented for payment. Outstanding but unpresented checks totaling approximately $153.6 million and $159.6 million at January 28, 2011 and January 29, 2010, respectively, have been included in Accounts payable in the consolidated balance sheets. Upon presentation for payment, these checks are funded through available cash balances or the Company's credit facilities.

At January 28, 2011, the Company maintained cash balances to meet a $20 million minimum threshold set by insurance regulators, as further described below under "Insurance liabilities."

Investments in debt and equity securities

The Company accounts for its investments in debt and marketable equity securities as held-to-maturity, available-for-sale, or trading, depending on their classification. Debt securities categorized as held-to-maturity are stated at amortized cost. Debt and equity securities categorized as available-for-sale are stated at fair value, with any unrealized gains and losses, net of deferred income taxes, reported as a component of Accumulated other comprehensive loss. Trading securities (primarily

1. Basis of presentation and accounting policies (Continued)

mutual funds held pursuant to deferred compensation and supplemental retirement plans, as further discussed in Note 10) are stated at fair value, with changes in fair value recorded as a component of Selling, general and administrative ("SG&A") expense.

As of January 28, 2011 and January 29, 2010, the Company had investments in trading securities of $8.3 million and $8.8 million, respectively, $2.2 million and $1.6 million of which were classified as Prepaid expenses and other current assets, respectively, and $6.1 million and $7.2 million of which were classified as Other assets, net, respectively, in the consolidated balance sheets. Historical cost information pertaining to these investments in mutual funds by participants in the Company's supplemental retirement and compensation deferral plans is not readily available to the Company.

During 2008, the Company's South Carolina-based wholly owned captive insurance subsidiary, Ashley River Insurance Company ("ARIC"), had investments in various debt securities. These investments were held pursuant to South Carolina regulatory requirements to maintain certain asset balances related to ARIC's liability and equity balances, which could have limited the Company's ability to use these assets for general corporate purposes. In May 2008, the state of South Carolina made certain changes to these regulations, which in turn changed the Company's investment requirements. As a result, the Company reclassified certain investments held by ARIC from held-to-maturity to available-for-sale, and ARIC subsequently liquidated certain investments totaling $48.6 million during 2008.

For the years ended January 28, 2011, January 29, 2010 and January 30, 2009, gross realized gains and losses on the sales of available-for-sale securities were not material. The cost of securities sold is based upon the specific identification method.

Merchandise inventories

Inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method as this method results in a better matching of costs and revenues. Under the Company's retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales at a department level. Costs directly associated with warehousing and distribution are capitalized into inventory. The excess of current cost over LIFO cost was approximately $52.8 million and $47.5 million at January 28, 2011 and January 29, 2010, respectively. Current cost is determined using the RIM on a first-in, first-out basis. Under the LIFO inventory method, the impacts of rising or falling market price changes increase or decrease cost of sales (the LIFO provision or benefit). The Company recorded a LIFO provision of $5.3 million in 2010, a LIFO benefit of $2.5 million in 2009, and a LIFO provision of $43.9 million in 2008.

The 2008 LIFO provision was impacted by increased commodity costs related to food and pet products which were driven by fruit and vegetable prices and rising freight costs. In addition, increases in petroleum, resin, metals, pulp and other raw material commodity costs also resulted in multiple product cost increases. These trends generally stabilized or reversed in 2009 and 2010.

1. Basis of presentation and accounting policies (Continued)

Vendor rebates

The Company accounts for all cash consideration received from vendors in accordance with applicable accounting standards pertaining to such arrangements. Cash consideration received from a vendor is generally presumed to be a rebate or an allowance and is accounted for as a reduction of merchandise purchase costs as earned. However, certain specific, incremental and otherwise qualifying SG&A expenses related to the promotion or sale of vendor products may be offset by cash consideration received from vendors, in accordance with arrangements such as cooperative advertising, when earned for dollar amounts up to but not exceeding actual incremental costs. The Company recognizes amounts received for cooperative advertising on performance, "first showing" or distribution, consistent with its policy for advertising expense in accordance with applicable accounting standards for reporting on advertising costs.

Prepaid expenses and other current assets

Prepaid expenses and other current assets include prepaid amounts for rent, maintenance, advertising, and insurance, as well as amounts receivable for certain vendor rebates (primarily those expected to be collected in cash), coupons, and other items.

Property and equipment

Property and equipment are recorded at cost. The Company provides for depreciation and amortization on a straight-line basis over the following estimated useful lives:

Land improvements	20
Buildings	39 - 40
Furniture, fixtures and equipment	3 - 10

Improvements of leased properties are amortized over the shorter of the life of the applicable lease term or the estimated useful life of the asset.

Impairment of long-lived assets

When indicators of impairment are present, the Company evaluates the carrying value of long-lived assets, other than goodwill, in relation to the operating performance and future cash flows or the appraised values of the underlying assets. In accordance with accounting standards for long-lived assets, the Company reviews for impairment stores open more than two years for which current cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. The Company's estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's estimated fair value. The fair value is estimated based primarily upon estimated future cash flows (discounted at the Company's credit adjusted risk-free rate) or other reasonable estimates of fair market value. Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value.

1. Basis of presentation and accounting policies (Continued)

The Company recorded impairment charges included in SG&A expense of approximately $1.7 million in 2010, $5.0 million in 2009 and $4.0 million in 2008, to reduce the carrying value of certain of its stores' assets. Such action was deemed necessary based on the Company's evaluation that such amounts would not be recoverable primarily due to insufficient sales or excessive costs resulting in negative current and projected future cash flows at these locations.

Capitalized interest

To assure that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property and equipment is capitalized where applicable. No interest costs were capitalized in 2010, 2009 or 2008.


10-K

Goodwill and other intangible assets

The Company amortizes intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment when indicators of impairment are present, based on undiscounted cash flows, and if impaired, written down to fair value based on either discounted cash flows or appraised values.

Goodwill and intangible assets with indefinite lives are tested for impairment annually or more frequently if indicators of impairment are present and written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented.

The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of the Company's reporting unit based on valuation techniques (including a discounted cash flow model using revenue and profit forecasts) and comparing that estimated fair value with the recorded carrying value, which includes goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of the implied fair value of goodwill would require the Company to allocate the estimated fair value of its reporting unit to its assets and liabilities. Any unallocated fair value would represent the implied fair value of goodwill, which would be compared to its corresponding carrying value.

Other assets

Non-current Other assets consist primarily of qualifying prepaid expenses, debt issuance costs which are amortized over the life of the related obligations, and utility and security deposits.

1. Basis of presentation and accounting policies (Continued)

Accrued expenses and other liabilities

Accrued expenses and other consist of the following:

(In thousands)	January 28, 2011	January 29, 2010
Compensation and benefits	$ 81,786	$100,843
Insurance	76,372	65,408
Taxes (other than taxes on income)	74,900	72,902
Other	114,683	103,137
	$347,741	$342,290

Other accrued expenses primarily include the current portion of liabilities for legal settlements, freight expense, contingent rent expense, interest, utilities, common area and other maintenance charges, and income tax related reserves.

Insurance liabilities

The Company retains a significant portion of risk for its workers' compensation, employee health, general liability, property and automobile claim exposures. Accordingly, provisions are made for the Company's estimates of such risks. The undiscounted future claim costs for the workers' compensation, general liability, and health claim risks are derived using actuarial methods. To the extent that subsequent claim costs vary from those estimates, future results of operations will be affected. Ashley River Insurance Company (or ARIC, as defined above), a South Carolina-based wholly owned captive insurance subsidiary of the Company, charges the operating subsidiary companies premiums to insure the retained workers' compensation and non-property general liability exposures. Pursuant to South Carolina insurance regulations, ARIC is required to maintain certain levels of cash and cash equivalents related to its self insured exposures. ARIC currently insures no unrelated third-party risk.

As a result of the Merger discussed in Note 3, the Company recorded its assumed self-insurance reserves as of the Merger date at their present value in accordance with applicable accounting standards for business combinations, using a discount rate of 5.4%. The balance of the resulting discount was $4.8 million and $7.4 million at January 28, 2011 and January 29, 2010, respectively. Other than for reserves assumed in a business combination, the Company's policy is to record self-insurance reserves on an undiscounted basis.

Operating leases and related liabilities

Rent expense is recognized over the term of the lease. The Company records minimum rental expense on a straight-line basis over the base, non-cancelable lease term commencing on the date that the Company takes physical possession of the property from the landlord, which normally includes a period prior to the store opening to make necessary leasehold improvements and install store fixtures. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as deferred rent. Tenant allowances, to the extent received, are recorded as deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease. Any difference between the calculated expense and the amounts

1. Basis of presentation and accounting policies (Continued)

actually paid are reflected as a liability, with the current portion in Accrued expenses and other and the long-term portion in Other liabilities in the consolidated balance sheets, and totaled approximately $23.2 million and $14.5 million at January 28, 2011 and January 29, 2010, respectively.

The Company recognizes contingent rental expense when the achievement of specified sales targets are considered probable, in accordance with applicable accounting standards for contingent rent. The amount expensed but not paid as of January 28, 2011 and January 29, 2010 was approximately $9.2 million and $10.8 million, respectively, and is included in Accrued expenses and other in the consolidated balance sheets (See Note 9).

In the normal course of business, based on an overall analysis of store performance and expected trends, management periodically evaluates the need to close underperforming stores. Generally, for store closures where a lease obligation still exists, the Company records the estimated future liability associated with the rental obligation on the date the store is closed in accordance with applicable accounting standards for costs associated with exit or disposal activities. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. Liabilities are reviewed periodically and adjusted when necessary. The current portion of the closed store rent liability is reflected in Accrued expenses and other and the long-term portion in Other liabilities in the consolidated balance sheets, and totaled approximately $7.0 million and $7.6 million at January 28, 2011 and January 29, 2010, respectively.

Other liabilities

Non-current Other liabilities consist of the following:

(In thousands)	January 28, 2011	January 29, 2010
Compensation and benefits	$ 14,531	$ 12,441
Insurance	131,912	140,633
Income tax related reserves	27,255	68,021
Derivatives	34,923	57,058
Other	22,961	24,195
	$231,582	$302,348

Amounts reflected as "other" in the table above consist primarily of deferred rent, lease contract termination liabilities for closed stores, and rebate obligations.

1. Basis of presentation and accounting policies (Continued)

Fair value accounting

The Company utilizes accounting standards for fair value, which include the definition of fair value, the framework for measuring fair value, and disclosures about fair value measurements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are directly or indirectly observable for the asset or liability. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The valuation of the Company's derivative financial instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

The Company incorporates credit valuation adjustments (CVAs) to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

The Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy. However, the CVAs associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of January 28, 2011, the Company has assessed the significance of the impact of the CVAs on the overall valuation of its derivative positions and has determined that the CVAs are not significant to the overall valuation of its derivatives. Based on the Company's review of the CVAs

1. Basis of presentation and accounting policies (Continued)

by counterparty portfolio, the Company has determined that the CVAs are not significant to the overall portfolio valuations, as the CVAs are deemed to be immaterial in terms of basis points and are a very small percentage of the aggregate notional value. Although some of the CVAs as a percentage of termination value appear to be more significant, primary emphasis was placed on a review of the CVA in basis points and the percentage of the notional value. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.


10-K

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of January 28, 2011, aggregated by the level in the fair value hierarchy within which those measurements fall.

(In thousands)	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at January 28, 2011
Assets:				
Trading securities(a)	$ 8,289	$ —	$—	$ 8,289
Liabilities:				
Long-term obligations(b)	3,450,812	20,858	—	3,471,670
Derivative financial instruments(c)	—	34,923	—	34,923
Deferred compensation(d)	16,710	—	—	16,710

(a) Reflected at fair value in the consolidated balance sheet as Prepaid expenses and other current assets of $2,179 and Other assets, net of $6,110.

(b) Reflected at book value in the consolidated balance sheet as Current portion of long-term obligations of $1,157 and Long-term obligations of $3,287,070.

(c) Reflected at fair value in the consolidated balance sheet as noncurrent Other liabilities.

(d) Reflected at fair value in the condensed consolidated balance sheet as Accrued expenses and other current liabilities of $2,179 and non-current Other liabilities of $14,531.

The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, short-term investments, receivables and payables approximate their respective fair values. The Company does not have any fair value measurements using significant unobservable inputs (Level 3) as of January 28, 2011.

Derivative financial instruments

The Company accounts for derivative financial instruments in accordance with accounting standards for derivative instruments and hedging activities. All financial instrument positions taken by the Company are intended to be used to reduce risk by hedging an underlying economic exposure.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the

1. Basis of presentation and accounting policies (Continued)

Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge a certain portion of its risk, even though hedge accounting does not apply or the Company elects not to apply the hedge accounting standards.

The Company's derivative financial instruments, in the form of interest rate swaps at January 28, 2011, are related to variable interest rate risk exposures associated with the Company's long-term debt and were entered into in an effort to manage that risk. The counterparties to the Company's derivative agreements are all major international financial institutions. The Company continually monitors its position and the credit ratings of its counterparties and does not anticipate nonperformance by the counterparties; however, there can be no assurance that such nonperformance will not occur.

Revenue and gain recognition

The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of discounts and estimated returns and are presented net of taxes assessed by governmental authorities that are imposed concurrent with those sales. The liability for retail merchandise returns is based on the Company's prior experience. The Company records gain contingencies when realized.

The Company recognizes gift card sales revenue at the time of redemption. The liability for the gift cards is established for the cash value at the time of purchase. The liability for outstanding gift cards was approximately $2.4 million and $1.9 million at January 28, 2011 and January 29, 2010, respectively, and is recorded in Accrued expenses and other liabilities. Through January 28, 2011, the Company has not recorded any breakage income related to its gift card program.

Advertising costs

Advertising costs are expensed upon performance, "first showing" or distribution, and are reflected net of qualifying cooperative advertising funds provided by vendors in SG&A expenses. Advertising costs were $46.9 million, $41.5 million and $27.8 million in 2010, 2009 and 2008, respectively. These costs primarily include promotional circulars, targeted circulars supporting new stores, television and radio advertising, in-store signage, and costs associated with the sponsorships of certain automobile racing activities. Vendor funding for cooperative advertising offset reported expenses by $14.2 million, $9.0 million and $7.8 million in 2010, 2009 and 2008, respectively.

1. Basis of presentation and accounting policies (Continued)

Share-based payments

The Company recognizes compensation expense for share-based compensation based on the fair value of the awards on the grant date. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the prior estimate. The forfeiture rate is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. The Company bases this estimate on historical experience or estimates of future trends, as applicable. An increase in the forfeiture rate will decrease compensation expense.

The fair value of each option grant is separately estimated and amortized into compensation expense on a straight-line basis between the applicable grant date and each vesting date. The Company has estimated the fair value of all stock option awards as of the grant date by applying the Black-Scholes-Merton option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

The Company calculates compensation expense for nonvested restricted stock and similar awards as the difference between the market price of the underlying stock on the grant date and the purchase price, if any, and recognizes such amount on a straight-line basis over the period in which the recipient earns the nonvested restricted stock and similar awards.

Store pre-opening costs

Pre-opening costs related to new store openings and the related construction periods are expensed as incurred.

Income taxes

Under the accounting standards for income taxes, the asset and liability method is used for computing the future income tax consequences of events that have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

The Company includes income tax related interest and penalties as a component of the provision for income tax expense.

Income tax reserves are determined using a methodology which requires companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to the Company's future financial results.

1. Basis of presentation and accounting policies (Continued)

Management estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounting standards

In June 2009 the FASB issued a new accounting standard relating to variable interest entities. This standard amends previous standards and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity, specifies updated criteria for determining the primary beneficiary, requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity, eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, amends certain guidance for determining whether an entity is a variable interest entity, requires enhanced disclosures about an enterprise's involvement in a variable interest entity, among other provisions. This standard was effective as of the beginning of the Company's 2010 reporting periods. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

Reclassifications

Certain reclassifications of the 2008 and 2009 amounts have been made to conform to the 2010 presentation.

2. Initial public offering and special dividend

On November 18, 2009, the Company completed the initial public offering of its common stock. The Company issued 22,700,000 shares in the offering, and an existing shareholder sold an additional 16,515,000 outstanding shares. Net proceeds to the Company from the offering of $446.0 million were used to redeem outstanding debt, as discussed in more detail in Note 7 below. The Company paid a $4.8 million transaction fee to Kohlberg Kravis Roberts & Co., L.P. ("KKR") and Goldman, Sachs & Co. in connection with the offering. Although this transaction fee was not paid from the net proceeds of the offering, it was directly related to the offering and accounted for as a cost of raising equity.

Upon the completion of the offering, the Company incurred additional charges of $58.8 million for fees paid to terminate its advisory agreement with KKR and Goldman, Sachs & Co. The transaction and termination fees paid to such parties are discussed in more detail in Note 12 below. The Company also incurred charges of $9.4 million for the accelerated vesting of certain share-based awards as discussed in more detail in Note 11 below.

2. Initial public offering and special dividend (Continued)

On September 8, 2009, the Company's Board of Directors declared a special dividend on the Company's outstanding common stock (including shares of restricted stock) of $0.7525 per share, or approximately $239.3 million in the aggregate, which was paid on September 11, 2009 to shareholders of record on September 8, 2009. The special dividend was paid with cash generated from operations. Pursuant to the terms of the Company's stock option plans, holders of stock options received either a pro-rata adjustment to the terms of their share-based awards or a cash payment (totaling approximately $0.5 million for all such grantees) in substitution for such adjustment as a result of the dividend.


10-K

3. Merger

On July 6, 2007, the Company consummated a merger transaction (the "Merger"), and as a result, the Company is a subsidiary of an entity controlled by investment funds affiliated with KKR. The aggregate purchase price was approximately $7.1 billion, including direct costs of the Merger, and was funded primarily through debt financings as described more fully below in Note 7 and cash equity contributions from KKR, GS Capital Partners VI Fund, L.P. and affiliated funds (affiliates of Goldman, Sachs & Co.), and other equity co-investors (collectively, the "Investors").

The Merger was accounted for as a reverse acquisition in accordance with applicable purchase accounting provisions. Because of this accounting treatment, the Company's assets and liabilities were properly accounted for at their estimated fair values as of the Merger date. The purchase price allocation included approximately $4.34 billion of goodwill, none of which is expected to be deductible for tax purposes.

The purchase price allocation as of the Merger date also included approximately $1.4 billion of other intangible assets. As of January 28, 2011 and January 29, 2010, these balances were as follows:

(In thousands)	Estimated Useful Life	As of January 28, 2011 Amount	Accumulated Amortization	Net
Leasehold interests	2 to 17.5 years	$ 141,180	$83,458	$ 57,722
Trade names and trademarks	Indefinite	1,199,200	—	1,199,200
		$1,340,380	$83,458	$1,256,922

(In thousands)	Estimated Useful Life	As of January 29, 2010 Amount	Accumulated Amortization	Net
Leasehold interests	2 to 17.5 years	$ 184,168	$100,793	$ 83,375
Internally developed software	3 years	12,300	10,592	1,708
		196,468	111,385	85,083
Trade names and trademarks	Indefinite	1,199,200	—	1,199,200
		$1,395,668	$111,385	$1,284,283

The Company recorded amortization expense related to amortizable intangible assets for 2010, 2009 and 2008 of $27.4 million, $41.3 million and $45.0 million, respectively, ($25.7 million, $37.2 million and $40.9 million, respectively, of which is included in rent expense). Expected future

3. Merger (Continued)

cash flows associated with the Company's intangible assets are not expected to be materially affected by the Company's intent or ability to renew or extend the arrangements.

For intangible assets subject to amortization, the estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows: 2011—$20.9 million, 2012—$17.0 million, 2013—$12.0 million, 2014—$5.8 million and 2015—$0.9 million.

4. Earnings per share

Earnings per share is computed as follows (in thousands except per share data):

	2010		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$627,857	341,047	$1.84
Effect of dilutive share-based awards		3,753	
Diluted earnings per share	$627,857	344,800	$1.82

	2009		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$339,442	322,778	$1.05
Effect of dilutive share-based awards		2,058	
Diluted earnings per share	$339,442	324,836	$1.04

	2008		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$108,182	317,024	$0.34
Effect of dilutive share-based awards		479	
Diluted earnings per share	$108,182	317,503	$0.34

Basic earnings per share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share was determined based on the dilutive effect of share-based awards using the treasury stock method.

Options to purchase shares of common stock that were outstanding at the end of the respective periods, but were not included in the computation of diluted earnings per share because the effect of exercising such options would be antidilutive, were 0.4 million, 0.2 million and 12.1 million in 2010, 2009 and 2008, respectively.


10-K

5. Property and equipment

Property and equipment is recorded at cost and summarized as follows:

(In thousands)	January 28, 2011	January 29, 2010
Land and land improvements	$ 174,439	$ 137,903
Buildings	575,305	520,867
Leasehold improvements	173,836	130,774
Furniture, fixtures and equipment	1,235,756	992,423
Construction in progress	17,933	10,406
	2,177,269	1,792,373
Less accumulated depreciation and amortization	652,694	463,987
Net property and equipment	$1,524,575	$1,328,386

Depreciation expense related to property and equipment was approximately $215.7 million, $201.1 million and $190.5 million for 2010, 2009 and 2008. Amortization of capital lease assets is included in depreciation expense.

6. Income taxes

The provision (benefit) for income taxes consists of the following:

(In thousands)	2010	2009	2008
Current:			
Federal	$273,005	$173,027	$10,489
Foreign	1,269	1,465	1,084
State	28,062	21,002	1,214
	302,336	195,494	12,787
Deferred:			
Federal	42,024	12,412	64,403
Foreign	—	(49)	(3)
State	12,755	4,817	9,034
	54,779	17,180	73,434
	$357,115	$212,674	$86,221

6. Income taxes (Continued)

A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to income before income taxes is summarized as follows:

(Dollars in thousands)	2010		2009		2008	
U.S. federal statutory rate on earnings before income taxes	$344,740	35.0%	$193,241	35.0%	$68,041	35.0%
State income taxes, net of federal income tax benefit	26,877	2.7	18,375	3.3	5,361	2.8
Jobs credits, net of federal income taxes	(8,845)	(0.9)	(8,590)	(1.6)	(9,149)	(4.7)
Increase (decrease) in valuation allowances	(1,003)	(0.1)	(1,722)	(0.3)	3,038	1.6
Income tax related interest expense (benefit), net of federal income taxes	(5,004)	(0.5)	1,289	0.2	(2,015)	(1.0)
Nondeductible Merger-related lawsuit settlement	—	—	(366)	(0.1)	18,130	9.3
Other, net	350	0.1	10,447	2.0	2,815	1.4
	$357,115	36.3%	$212,674	38.5%	$86,221	44.4%

The 2010 effective tax rate is an expense of 36.3%. This expense is greater than the expected tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2010 effective rate is less than the 2009 rate of 38.5% due principally to reductions in state income tax expense, income tax related interest expense and other expense items. The 2010 effective resolution of various examinations by the taxing authorities, when combined with unfavorable examination results in 2009, resulted in a decrease in the year-to-year state income tax expense rate (net of federal income tax expense) of approximately 1.8%. This decrease in state income tax expense was partially offset by an increase in state income tax expense due to a shift in income to companies within the group that have a higher effective state income tax rate. In addition, income tax related interest accruals and income tax related penalty accruals (with the penalty accruals being included in Other, net) were also reduced due to favorable income tax examination results, thereby resulting in a decrease in income tax related interest expense and a decrease in Other income tax expense. Additional decreases in Other, net items occurred due to favorable outcomes in 2010 associated with the completion of a federal income tax examination and reductions in expense associated with uncertain tax benefit accruals.

The 2009 effective tax rate is an expense of 38.5%. This expense is greater than the expected tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2009 effective tax rate is less than the 2008 rate of 44.4% due principally to the unfavorable impact that the non-deductible, Merger-related lawsuit settlement had on the 2008 rate. This reduction in the effective tax rate was partially offset by a decrease in the tax rate benefit related to federal jobs credits. While the total amount of jobs credits earned in 2009 was similar to the amount earned in 2008, the impact of this benefit on the effective tax rate was reduced due to the 2009 increase in income before tax. The 2009 rate was also increased by accruals associated with uncertain tax benefits, which are included in Other, net.

The 2008 effective income tax rate is an expense of 44.4%. This expense is greater than the expected U.S. statutory tax rate of 35% principally due to the non-deductibility of the settlement and related expenses associated with the Merger-related shareholder lawsuit.


10-K

6. Income taxes (Continued)

Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(In thousands)	January 28, 2011	January 29, 2010
Deferred tax assets:		
Deferred compensation expense	$ 6,653	$ 7,214
Accrued expenses and other	4,798	4,223
Accrued rent	8,581	5,329
Accrued insurance	67,634	67,124
Accrued bonuses	20,116	26,112
Interest rate hedges	13,650	22,249
Tax benefit of income tax and interest reserves related to uncertain tax positions	2,520	9,498
Other	16,321	15,399
State tax net operating loss carryforwards, net of federal tax	4,697	7,000
State tax credit carryforwards, net of federal tax	12,511	15,696
	157,481	179,844
Less valuation allowances	(7,083)	(8,086)
Total deferred tax assets	150,398	171,758
Deferred tax liabilities:		
Property and equipment	(222,757)	(177,171)
Inventories	(68,314)	(66,002)
Trademarks	(435,543)	(435,336)
Amortizable assets	(21,288)	(31,724)
Insurance related tax method change	(14,844)	(30,059)
Bonus related tax method change	(19,520)	—
Other	(3,551)	(2,699)
Total deferred tax liabilities	(785,817)	(742,991)
Net deferred tax liabilities	$(635,419)	$(571,233)

Net deferred tax liabilities are reflected separately on the consolidated balance sheets as current and noncurrent deferred income taxes. The following table summarizes net deferred tax liabilities as recorded in the consolidated balance sheets:

(In thousands)	January 28, 2011	January 29, 2010
Current deferred income tax liabilities, net	$ (36,854)	$ (25,061)
Noncurrent deferred income tax liabilities, net	(598,565)	(546,172)
Net deferred tax liabilities	$(635,419)	$(571,233)

6. Income taxes (Continued)

The Company has state net operating loss carryforwards as of January 28, 2011 that total approximately $136.7 million which will expire in 2022 through 2029. The Company also has state tax credit carryforwards of approximately $19.2 million that will expire beginning in 2011 through 2025.

The valuation allowance has been provided for state tax credit carryforwards and federal capital losses. The 2010 and 2009 decreases of $1.0 and $1.7 million, respectively, were recorded as a reduction in income tax expense. The 2008 increase of $8.2 million was recorded as income tax expense of $3.0 million and an adjustment to goodwill of $5.2 million. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets after giving consideration to the valuation allowance.

The Internal Revenue Service ("IRS") is examining the Company's federal income tax returns for fiscal years 2006, 2007 and 2008. The 2005 and earlier years are not open for examination. The 2009 and 2010 fiscal years, while not currently under examination, are subject to examination at the discretion of the IRS. The Company has various state income tax examinations that are currently in progress. The estimated liability related to these state income tax examinations is included in the Company's reserve for uncertain tax positions. Generally, the Company's tax years ended in 2007 and forward remain open for examination by the various state taxing authorities.

As of January 28, 2011, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $26.4 million, $1.9 million and $0.5 million, respectively, for a total of $28.8 million. Of this amount, $0.2 million and $27.3 million are reflected in current liabilities as Accrued expenses and other and in noncurrent Other liabilities, respectively, in the consolidated balance sheet with the remaining $1.3 million reducing deferred tax assets related to net operating loss carry forwards.

As of January 29, 2010, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $67.6 million, $8.8 million and $1.7 million, respectively, for a total of $78.1 million. Of this amount, $8.5 million and $68.0 million are reflected in current liabilities as Accrued expenses and other and in noncurrent Other liabilities, respectively, in the consolidated balance sheet with the remaining $1.6 million reducing deferred tax assets related to net operating loss carry forwards.

The Company believes that it is reasonably possible that the reserve for uncertain tax positions may be reduced by approximately $1.4 million in the coming twelve months principally as a result of the settlement of currently ongoing income tax examinations. The reasonably possible change of $1.4 million is included in current liabilities in Accrued expenses and other ($0.2 million) and in noncurrent Other liabilities ($1.2 million) in the consolidated balance sheet as of January 28, 2011. Also, as of January 28, 2011, approximately $26.4 million of the uncertain tax positions would impact the Company's effective income tax rate if the Company were to recognize the tax benefit for these positions.

6. Income taxes (Continued)

The consolidated statements of income for the respective years reflected below include the following amounts:

(In thousands)	2010	2009	2008
Income tax expense (benefit)	$(12,000)	$11,900	$ 800
Income tax related interest expense (benefit)	(5,800)	2,300	(1,000)
Income tax related penalty expense (benefit)	(700)	400	300

A reconciliation of the uncertain income tax positions from February 1, 2008 through January 28, 2011 is as follows:

(In thousands)	2010	2009	2008
Beginning balance	$ 67,636	$59,057	$ 96,600
Increases—tax positions taken in the current year	125	13,701	25,977
Decreases—tax positions taken in the current year	—	—	(2,250)
Increases—tax positions taken in prior years	—	4,039	3,271
Decreases—tax positions taken in prior years	(36,973)	(1,111)	(58,607)
Statute expirations	(1,570)	—	(1,955)
Settlements	(2,789)	(8,050)	(3,979)
Ending balance	$ 26,429	$67,636	$ 59,057


10-K

7. Current and long-term obligations

Current and long-term obligations consist of the following:

(In thousands)	January 28, 2011	January 29, 2010
Senior secured term loan facility	$1,963,500	$1,963,500
ABL Facility	—	—
10⅝% Senior Notes due July 15, 2015, net of discount of $11,161 and $14,788, respectively	853,172	964,545
11⅞/12⅝% Senior Subordinated Notes due July 15, 2017	450,697	450,697
8⅝% Notes due June 15, 2010	—	1,822
Capital lease obligations	6,363	8,327
Tax increment financing due February 1, 2035	14,495	14,495
	3,288,227	3,403,386
Less: current portion	(1,157)	(3,671)
Long-term portion	$3,287,070	$3,399,715

The Company entered into two senior secured credit agreements (the "Credit Facilities") at the time of the Merger. As of January 28, 2011, the Credit Facilities provide total financing of $2.995 billion, consisting of $1.964 billion in a senior secured term loan facility ("Term Loan Facility") which matures on July 6, 2014, and a senior secured asset-based revolving credit facility ("ABL Facility") of up to $1.031 billion, subject to borrowing base availability, which matures on July 6, 2013.

7. Current and long-term obligations (Continued)

The amount available under the ABL Facility (including up to $350.0 million for letters of credit) may not exceed the borrowing base (consisting of specified percentages of eligible inventory and credit card receivables less any applicable availability reserves). The ABL Facility includes a $930.0 million tranche and a $101.0 million ("last out") tranche. Repayments of the ABL Facility will be applied to the $101.0 million tranche only after all other tranches have been fully paid down.

Borrowings under the Credit Facilities bear interest at a rate equal to an applicable margin plus, at the Company's option, either (a) LIBOR or (b) a base rate (which is usually equal to the prime rate). The applicable margin for borrowings is (i) under the Term Loan, 2.75% for LIBOR borrowings and 1.75% for base-rate borrowings (ii) under the ABL Facility (except in the last out tranche described above) as of January 28, 2011 and January 29, 2010, 1.25% for LIBOR borrowings and 0.25% for base-rate borrowings and for any last out borrowings, 2.25% for LIBOR borrowings and 1.25% for base-rate borrowings. The applicable margins for borrowings under the ABL Facility (except in the case of last out borrowings) are subject to adjustment each quarter based on average daily excess availability under the ABL Facility. The interest rate for borrowings under the Term Loan Facility was 3.0% (without giving effect to the interest rate swaps discussed in Note 8) as of both January 28, 2011 and January 29, 2010, respectively.

In addition to paying interest on outstanding principal under the Credit Facilities, the Company is required to pay a commitment fee to the lenders under the ABL Facility for any unutilized commitments. The commitment fee rate is 0.375% per annum. The commitment fee rate will be reduced (except with regard to the last out tranche) to 0.25% per annum at any time that the unutilized commitments under the ABL Facility are equal to or less than 50% of the aggregate commitments under the ABL Facility. The Company also must pay customary letter of credit fees.

The senior secured credit agreement for the Term Loan Facility requires the Company to prepay outstanding term loans, subject to certain exceptions, with percentages of excess cash flow, proceeds of non-ordinary course asset sales or dispositions of property, and proceeds of incurrences of certain debt. In addition, the senior secured credit agreement for the ABL Facility requires the Company to prepay the ABL Facility, subject to certain exceptions, with proceeds of non-ordinary course asset sales or dispositions of property and any borrowings in excess of the then current borrowing base. The Term Loan Facility can be prepaid in whole or in part at any time.

Beginning September 30, 2009, the Company was required to repay installments on the loans under the Term Loan Facility in equal quarterly principal amounts in an aggregate amount per annum equal to 1% of the total funded principal amount at July 6, 2007. During 2009, the Company paid two such quarterly installments totaling $11.5 million. In addition, in January 2010 the Company voluntarily prepaid $325 million of the principal balance of the Term Loan Facility, and as a result, no further quarterly principal installments will be required prior to maturity of the Term Loan Facility on July 6, 2014. The Company incurred a pretax loss of $4.7 million in 2009 for the write off of debt issuance costs associated with this prepayment.

All obligations under the Credit Facilities are unconditionally guaranteed by substantially all of the Company's existing and future domestic subsidiaries (excluding certain immaterial subsidiaries and certain subsidiaries designated by the Company under the Credit Facilities as "unrestricted subsidiaries").

7. Current and long-term obligations (Continued)

All obligations and guarantees of those obligations under the Term Loan Facility are secured by, subject to certain exceptions, a second-priority security interest in all existing and after-acquired inventory and accounts receivable; a first priority security interest in substantially all of the Company's and the guarantors' tangible and intangible assets (other than the inventory and accounts receivable collateral); and a first-priority pledge of the capital stock held by the Company. All obligations under the ABL Facility are secured by all existing and after-acquired inventory and accounts receivable, subject to certain exceptions.

The Credit Facilities contain certain covenants, including, among other things, covenants that limit the Company's ability to incur additional indebtedness, sell assets, incur additional liens, pay dividends, make investments or acquisitions, or repay certain indebtedness.

Under the ABL facility, for the years ended January 28, 2011 and January 29, 2010, the Company had no borrowings or repayments; for the year ended January 30, 2009, the Company had no borrowings and repayments of $102.5 million. As of January 28, 2011 and January 29, 2010, respectively, amounts outstanding under the ABL Facility included $52.7 million and $85.1 million of standby letters of credit, and $19.1 million and $15.4 million of commercial letters of credit, while excess availability under the ABL Facility was $959.3 million and $930.6 million, respectively.

On July 6, 2007, in conjunction with the Merger, the Company issued $1.175 billion aggregate principal amount of 10.625% senior notes due 2015 (the "Senior Notes") which were issued net of a discount of $23.2 million and which mature on July 15, 2015 pursuant to an indenture, dated as of July 6, 2007 (the "senior indenture"), and $725 million aggregate principal amount of 11.875%/12.625% senior subordinated toggle notes due 2017 (the "Senior Subordinated Notes"), which mature on July 15, 2017, pursuant to an indenture, dated as of July 6, 2007 (the "senior subordinated indenture"). The Senior Notes and the Senior Subordinated Notes are collectively referred to herein as the "Notes". The senior indenture and the senior subordinated indenture are collectively referred to herein as the "indentures."

Interest on the Notes is payable on January 15 and July 15 of each year. Interest on the Senior Notes and Senior Subordinated Notes is payable in cash. Cash interest on the Senior Subordinated Notes accrues at a rate of 11.875% per annum. For certain interest periods, the Company previously had the ability to elect to pay interest on the Senior Subordinated Notes by increasing the principal amount of the Senior Subordinated Notes or issuing new senior subordinated notes ("PIK interest"), instead of paying interest in cash. This election was never utilized by the Company and due to the expiration of the notification period for such option, all interest on the Notes has been paid in cash.

The Notes are fully and unconditionally guaranteed by each of the existing and future direct or indirect wholly owned domestic subsidiaries that guarantee the obligations under the Company's Credit Facilities.

The Company may redeem some or all of the Notes at any time at redemption prices described or set forth in the indentures. In addition, the holders of the Notes can require the Company to redeem the Notes at 101% of the aggregate principal amount outstanding in the event of certain change in control events.

In May 2010, the Company repurchased in the open market $50.0 million aggregate principal amount of 10.625% senior notes due 2015 at a price of 111.0% plus accrued and unpaid interest. In September 2010, the Company repurchased in the open market $65.0 million aggregate principal

7. Current and long-term obligations (Continued)

amount of 10.625% senior notes due 2015 at a price of 110.75% plus accrued and unpaid interest. The 2010 repurchases resulted in pretax losses totaling $14.7 million. In connection with the Company's November 2009 initial public offering, as further discussed in Note 2, the Company repurchased $195.7 million of the Senior Notes and $205.2 million of the Senior Subordinated Notes at redemption prices of 110.625% and 111.875%, respectively, plus accrued and unpaid interest, resulting in pretax losses totaling $50.6 million. In January 2009, the Company repurchased $44.1 million of the Senior Subordinated Notes, resulting in a pretax gain of $3.8 million. Pretax gains and losses associated with the redemption of the Notes are reflected in Other (income) expense in the consolidated statements of operations.

The indentures contain certain covenants, including, among other things, covenants that limit the Company's ability to incur additional indebtedness, create liens, sell assets, enter into transactions with affiliates, or consolidate or dispose of all of its assets.

Scheduled debt maturities, including capital lease obligations, for the Company's fiscal years listed below are as follows (in thousands): 2011—$1,157; 2012—$707; 2013—$292; 2014—$1,963,815; 2015—$864,787; thereafter—$468,630.

8. Derivative financial instruments

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined primarily by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's borrowings.

In addition, the Company is exposed to certain risks arising from uncertainties of future market values caused by the fluctuation in the prices of commodities. From time to time the Company has entered into derivative financial instruments to protect against future price changes related to transportation costs associated with forecasted distribution of inventory.

Cash flow hedges of interest rate risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate changes. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive income (loss) (also referred to as "OCI") and is subsequently reclassified into earnings in the period that the hedged forecasted transaction

8. Derivative financial instruments (Continued)

affects earnings. Subsequent to the Merger, these transactions represent the only amounts reflected in Accumulated other comprehensive income (loss) in the consolidated statements of shareholders' equity. During the year ended January 28, 2011, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

As of January 28, 2011, the Company had three interest rate swaps with a combined notional value of $1.05 billion that were designated as cash flow hedges of interest rate risk. Amounts reported in Accumulated other comprehensive income (loss) related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. The Company terminated an interest rate swap in October 2008 due to the bankruptcy declaration of the counterparty bank. The Company continues to report the net gain or loss related to the discontinued cash flow hedge in OCI and such net gain or loss is being reclassified into earnings during the original contractual terms of the swap agreement as the hedged interest payments are expected to occur as forecasted. During the next 52-week period, the Company estimates that an additional $27.2 million will be reclassified as an increase to interest expense for all of its interest rate swaps.


10-K

Non-designated hedges of commodity risk

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to commodity price risk but do not meet strict hedge accounting requirements. In February 2009, the Company entered into a commodity hedge related to diesel fuel to limit its exposure to variability in diesel fuel prices and their effect on transportation costs. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of January 28, 2011, the Company had no outstanding commodity hedges. During 2009, the Company entered into one diesel fuel commodity swap hedging monthly usage of diesel fuel that was not designated as a hedge in a qualifying hedging relationship, which expired prior to January 29, 2010.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of January 28, 2011 and January 29, 2010 (in thousands):

Tabular Disclosure of Fair Values of Derivative Instruments

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments				
Interest rate swaps:				
As of January 28, 2011			Other liabilities	$34,923
As of January 29, 2010			Other liabilities	$57,058

8. Derivative financial instruments (Continued)

The tables below present the pre-tax effect of the Company's derivative financial instruments on the consolidated statement of operations (including OCI) for the years ended January 28, 2011 and January 29, 2010:

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statement of Operations For the year ended January 28, 2011

Derivatives in Cash Flow Hedging Relationships	Amount of (Gain) or Loss Recognized in OCI on Derivative (Effective Portion)	Location of Gain or Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of (Gain) or Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Interest rate swaps	$19,717	Interest expense	$42,994	Other (income) expense	$526

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statement of Operations For the year ended January 29, 2010

Derivatives in Cash Flow Hedging Relationships	Amount of (Gain) or Loss Recognized in OCI on Derivative (Effective Portion)	Location of Gain or Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of (Gain) or Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Interest rate swaps	$42,324	Interest expense	$50,140	Other (income) expense	$618

Derivatives Not Designated as Hedging Instruments	Location of Gain or Loss Recognized in Income on Derivative	Amount of (Gain) or Loss Recognized in Income on Derivative
Commodity hedges	Other (income) expense	$(341)

Credit-risk-related contingent features

The Company has agreements with all of its interest rate swap counterparties that contain a provision providing that the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on such indebtedness.

As of January 28, 2011, the fair value of interest rate swaps in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements, was $44.0 million. If the Company had breached any of these provisions at January 28, 2011, it could have been required to post full collateral or settle its obligations under the agreements at an estimated termination value equal to the fair value of $44.0 million. As of January 28, 2011, the Company had not breached any of these provisions or posted any collateral related to these agreements.

9. Commitments and contingencies

Leases

As of January 28, 2011, the Company was committed under operating lease agreements for most of its retail stores. Many of the Company's stores are subject to build-to-suit arrangements with landlords which typically carry a primary lease term of 10-15 years with multiple renewal options. The Company also has stores subject to shorter-term leases (usually with initial or current terms of three to five years), and many of these leases have multiple renewal options. Approximately 35% of the leased stores have provisions for contingent rentals based upon a specified percentage of defined sales volume. The Company leases three of its DCs. The land and buildings of two of the DCs are subject to operating lease agreements and the third DC is subject to a financing arrangement. The entities involved in the ownership structure underlying these leases meet the accounting definition of a Variable Interest Entity ("VIE"). The Company is not the primary beneficiary of these VIEs and, accordingly, has not included these entities in its consolidated financial statements. Certain leases contain restrictive covenants. As of January 28, 2011, the Company is not aware of any material violations of such covenants.


10-K

In January 1999, the Company sold its DC located in Ardmore, Oklahoma for 100% cash consideration. Concurrent with the sale transaction, the Company leased the property back for a period of 23 years. The transaction was recorded as a financing obligation rather than a sale as a result of, among other things, the lessor's ability to put the property back to the Company under certain circumstances. The property and equipment, along with the related lease obligation associated with this transaction are recorded in the consolidated balance sheets. In August 2007, the Company purchased a secured promissory note (the "Ardmore Note") from an unrelated third party with a face value of $34.3 million at the date of purchase which approximated the remaining financing obligation. The Ardmore Note represents debt issued by the third party entity from which the Company leases the Ardmore DC and therefore the Company holds the debt instrument pertaining to its lease financing obligation. Because a legal right of offset exists, the Company is accounting for the Ardmore Note as a reduction of its outstanding financing obligation in its consolidated balance sheets.

Future minimum payments as of January 28, 2011 for capital and operating leases are as follows:

(In thousands)	Capital Leases	Operating Leases
2011	$ 1,535	$ 481,921
2012	1,040	444,804
2013	599	394,781
2014	602	338,781
2015	627	275,299
Thereafter	4,609	1,067,756
Total minimum payments	9,012	$3,003,342
Less: imputed interest	(2,649)	
Present value of net minimum lease payments	6,363	
Less: current portion, net	(1,157)	
Long-term portion	$ 5,206	

9. Commitments and contingencies (Continued)

Capital leases were discounted at an effective interest rate of approximately 6.3% at January 28, 2011. The gross amount of property and equipment recorded under capital leases and financing obligations at January 28, 2011 and at January 29, 2010, was $31.0 million and $34.8 million, respectively. Accumulated depreciation on property and equipment under capital leases and financing obligations at January 28, 2011 and January 29, 2010, was $7.4 million and $6.9 million, respectively.

Rent expense under all operating leases is as follows:

(In thousands)	2010	2009	2008
Minimum rentals(a)	$471,402	$407,379	$370,827
Contingent rentals	17,882	21,248	18,796
	$489,284	$428,627	$389,623

(a) Excludes amortization of leasehold interests of $25.7 million, $37.2 million and $40.9 million included in rent expense for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively.

Legal proceedings

On August 7, 2006, a lawsuit entitled *Cynthia Richter, et al. v. Dolgencorp, Inc., et al.* was filed in the United States District Court for the Northern District of Alabama (Case No. 7:06-cv-01537-LSC) ("Richter") in which the plaintiff alleges that she and other current and former Dollar General store managers were improperly classified as exempt executive employees under the Fair Labor Standards Act ("FLSA") and seeks to recover overtime pay, liquidated damages, and attorneys' fees and costs. On August 15, 2006, the Richter plaintiff filed a motion in which she asked the court to certify a nationwide class of current and former store managers. The Company opposed the plaintiff's motion. On March 23, 2007, the court conditionally certified a nationwide class. On December 2, 2009, notice was mailed to over 28,000 current or former Dollar General store managers, and approximately 3,860 individuals opted into the lawsuit. In September 2010, the court entered a scheduling order that governs, among other things, deadlines for fact discovery (September 30, 2011) and the Company's anticipated decertification motion (August 15, 2011). The court's scheduling order establishes a trial date of February 12, 2012.

On July 20, 2010, a lawsuit was filed in the judicial district in which the *Richter* matter is pending in which a former store manager made allegations substantially similar to those raised in *Richter* and sought to represent a nationwide class of current and former store managers (*Lisa Beard v. Dollar General Corporation, et al.*, Case No. 7:10-cv-01956-SLB). The plaintiff in *Beard* seeks to recover overtime pay, liquidated damages, and attorneys' fees and costs. On March 4, 2011, the *Beard* plaintiff moved to amend her complaint to strike all class allegations and notified the court of her withdrawal of the consent forms previously filed by approximately 95 opt-in plaintiffs. The plaintiff's motion to amend was granted on March 7, 2011, which had the effect of rendering the *Beard* action a single-plaintiff case. If the case remains a single-plaintiff case, it is extremely unlikely that the case could have a material impact on the Company's financial statements as a whole.

9. Commitments and contingencies (Continued)

The Company believes that its store managers are and have been properly classified as exempt employees under the FLSA and that the *Richter* action is not appropriate for collective action treatment. The Company has obtained summary judgment in some, although not all, of its pending individual or single-plaintiff store manager exemption cases in which it has filed such a motion.

The Company intends to vigorously defend the *Richter* and *Beard* matters. However, at this time, it is not possible to predict whether *Richter* ultimately will be permitted to proceed collectively, and no assurances can be given that the Company will be successful in the defense of either action on the merits or otherwise. Similarly, at this time the Company cannot estimate either the size of any potential class or the value of the claims asserted in *Richter*. For these reasons, the Company is unable to estimate any potential loss or range of loss in that action; however, if the Company is not successful in its defense efforts, the resolution of the *Richter* action could have a material adverse effect on the Company's financial statements as a whole.

On May 18, 2006, the Company was served with a lawsuit entitled *Tammy Brickey, Becky Norman, Rose Rochow, Sandra Cogswell and Melinda Sappington v. Dolgencorp, Inc. and Dollar General Corporation* (Western District of New York, Case No. 6:06-cv-06084-DGL, originally filed on February 9, 2006 and amended on May 12, 2006 ("Brickey")). The Brickey plaintiffs seek to proceed collectively under the FLSA and as a class under New York, Ohio, Maryland and North Carolina wage and hour statutes on behalf of, among others, assistant store managers who claim to be owed wages (including overtime wages) under those statutes. On February 22, 2011, the court denied the plaintiffs' class certification motion in its entirety and ordered that the matter proceed only as to the named plaintiffs. To date, the plaintiffs have not appealed that order. If the case proceeds only as to the named plaintiffs, the Company does not expect the outcome to be material to its financial statements as a whole.

On March 7, 2006, a complaint was filed in the United States District Court for the Northern District of Alabama (*Janet Calvert v. Dolgencorp, Inc.*, Case No. 2:06-cv-00465-VEH ("Calvert")), in which the plaintiff, a former store manager, alleged that she was paid less than male store managers because of her sex, in violation of the Equal Pay Act and Title VII of the Civil Rights Act of 1964, as amended ("Title VII"). The complaint subsequently was amended to include additional plaintiffs, who also allege to have been paid less than males because of their sex, and to add allegations that the Company's compensation practices disparately impact females. Under the amended complaint, Plaintiffs seek to proceed collectively under the Equal Pay Act and as a class under Title VII, and request back wages, injunctive and declaratory relief, liquidated damages, punitive damages and attorneys' fees and costs.

On July 9, 2007, the plaintiffs filed a motion in which they asked the court to approve the issuance of notice to a class of current and former female store managers under the Equal Pay Act. The Company opposed plaintiffs' motion. On November 30, 2007, the court conditionally certified a nationwide class of females under the Equal Pay Act who worked for Dollar General as store managers between November 30, 2004 and November 30, 2007. The notice was issued on January 11, 2008, and persons to whom the notice was sent were required to opt into the suit by March 11, 2008. Approximately 2,100 individuals have opted into the lawsuit.

On April 19, 2010, the plaintiffs moved for class certification relating to their Title VII claims. The Company filed its response to the certification motion in June 2010. Briefing has closed, and the

9. Commitments and contingencies (Continued)

parties are awaiting a ruling. The Company's motion to decertify the Equal Pay Act class was denied as premature. The Company expects to file a similar motion in due course.

The parties have agreed to mediate this action, and the mediation is scheduled to begin on March 24, 2011. The court has stayed the action during the period in which the parties attempt to resolve the matter.

The Company has tendered the matter to its Employment Practices Liability Insurance ("EPLI") carrier for coverage under its EPLI policy. At this time, the Company expects that the EPLI carrier will participate in any resolution of some or all of the plaintiffs' claims.

At this time, it is not possible to predict whether the court ultimately will permit the Calvert action to proceed collectively under the Equal Pay Act or as a class under Title VII. Although the Company intends to vigorously defend the action, no assurances can be given that it will be successful in the defense on the merits or otherwise. Similarly, at this time the Company cannot estimate either the size of any potential class or the value of the claims raised in this action. For these reasons, the Company is unable to estimate any potential loss or range of loss; however, if the Company is not successful in defending this action, its resolution could have a material adverse effect on the Company's financial statements as a whole.

On June 16, 2010, a lawsuit entitled *Shaleka Gross, et al v. Dollar General Corporation* was filed in the United States District Court for the Southern District of Mississippi (Civil Action No. 3:10CV340WHB-LR) in which three former non-exempt store employees, on behalf of themselves and certain other non-exempt Dollar General store employees, alleged that they were not paid for all hours worked in violation of the FLSA. Specifically, plaintiffs alleged that they were not properly paid for certain breaks and sought back wages (including overtime wages), liquidated damages and attorneys' fees and costs.

Before the Company was served with the *Gross* complaint, the plaintiffs dismissed the action and re-filed it in the United States District Court for the Northern District of Mississippi, now captioned as *Cynthia Walker, et al. v. Dollar General Corporation, et al.* (Civil Action No. 4:10-CV119-P-S). The *Walker* complaint was filed on September 16, 2010, and although it adds approximately eight additional plaintiffs, it adds no substantive allegations beyond those alleged in the *Gross* complaint. The Company filed a motion to transfer the case back to the Southern District of Mississippi and a motion to dismiss for lack of personal jurisdiction over two corporate defendants and for failure to state a claim as to Dollar General Corporation, all of which are pending. The court stayed the matter pending resolution of the motion to dismiss. To date, no other individuals have opted into the *Walker* matter, and the plaintiffs have not asked the court to certify any class.

On August 26, 2010, a lawsuit containing allegations substantially similar to those raised in the *Walker* matter was filed by a single plaintiff in the United States District Court for the Eastern District of Kentucky (*Brenda McCown v. Dollar General Corporation*, Case No. 210-297 (WOB)). On December 22, 2010, the court entered an order establishing certain deadlines, including the deadline for discovery related to certification issues (June 1, 2011) and for plaintiff's certification motion, if any (June 30, 2011). No trial date has been set. To date, approximately three other individuals have opted into the *McCown* matter. The plaintiff has not asked the court to certify any class.

At this time, it is not possible to predict whether the courts will permit the *Walker* or *McCown* actions to proceed collectively. However, the Company believes that those actions are not appropriate

9. Commitments and contingencies (Continued)

for collective treatment and that its wage and hour policies and practices comply with both federal and state law. Although the Company plans to vigorously defend *Walker* and *McCown,* no assurances can be given that the Company will be successful in the defense on the merits or otherwise. Similarly, at this time the Company cannot estimate either the size of any potential class or the value of the claims raised in these actions. For these reasons, the Company is unable to estimate any potential loss or range of loss; however if the Company is not successful in its defense efforts, the resolution of either or both of these actions could have a material adverse effect on the Company's financial statements as a whole.

In October 2008, the Company terminated an interest rate swap as a result of the counterparty's declaration of bankruptcy. This declaration of bankruptcy constituted a default under the contract governing the swap, giving the Company the right to terminate. The Company subsequently settled the swap in November 2008 for approximately $7.6 million, including interest accrued to the date of termination. On May 14, 2010, the Company received a demand from the counterparty for an additional payment of approximately $19 million plus interest, claiming that the valuation used to calculate the $7.6 million was commercially unreasonable, and seeking to invoke the alternative dispute resolution procedures established by the bankruptcy court. The Company is participating in the alternative dispute resolution procedures because it believes a reasonable settlement would be in the best interest of the Company to avoid the substantial risk and costs of litigation, but does not believe that additional payment is owed. The Company believes the methodology it used to calculate the settlement amount was commercially reasonable and appropriate; however, no assurances can be given that the Company will be successful in its defense on the merits or otherwise. If the Company is successful in its defense, no loss will occur. If the Company is not successful or it deems it advisable to resolve the matter prior to trial through the continuing mediation, the resolution of this action could result in a loss up to the claimed $19 million plus interest.

From time to time, the Company is a party to various other legal actions involving claims incidental to the conduct of its business, including actions by employees, consumers, suppliers, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation, including without limitation under federal and state employment laws and wage and hour laws. The Company believes, based upon information currently available, that such other litigation and claims, both individually and in the aggregate, will be resolved without a material adverse effect on the Company's financial statements as a whole. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the Company's results of operations, cash flows, or financial position. In addition, certain of these lawsuits, if decided adversely to the Company or settled by the Company, may result in liability material to the Company's financial position or may negatively affect operating results if changes to the Company's business operation are required.

10. Benefit plans

The Dollar General Corporation 401(k) Savings and Retirement Plan, which became effective on January 1, 1998, is a safe harbor defined contribution plan and is subject to the Employee Retirement and Income Security Act ("ERISA").

Participants are permitted to contribute between 1% and 25% of their pre-tax annual eligible compensation as defined in the 401(k) plan document, subject to certain limitations under the Internal Revenue Code. Employees who are over age 50 are permitted to contribute additional amounts on a pre-tax basis under the catch-up provision of the 401(k) plan subject to Internal Revenue Code limitations. The Company currently matches employee contributions, including catch-up contributions, at a rate of 100% of employee contributions up to 5% of annual eligible salary, after an employee has been employed for over one year and has completed a minimum of 1,000 hours of service.

A participant's right to claim a distribution of his or her account balance is dependent on the plan, ERISA guidelines and Internal Revenue Service regulations. All active participants are fully vested in all contributions to the 401(k) plan. During 2010, 2009 and 2008, the Company expensed approximately $9.5 million, $8.4 million and $8.0 million, respectively, for matching contributions.

The Company also has a nonqualified supplemental retirement plan ("SERP") and compensation deferral plan ("CDP"), known as the Dollar General Corporation CDP/SERP Plan, for a select group of management and highly compensated employees. The SERP is a noncontributory defined contribution plan with annual Company contributions ranging from 2% to 10% of base pay plus bonus depending upon age, years of service and job grade. Under the CDP, participants may defer up to 65% of base pay and up to 100% of bonus pay. An employee may be designated for participation in one or both of the plans, according to the eligibility requirements of the plans. The Company matches base pay deferrals at a rate of 100% of base pay deferral, up to 5% of annual salary, with annual salary offset by the amount of match-eligible salary in the 401(k) plan. All participants are 100% vested in their CDP accounts. The Company incurred compensation expense for these plans of approximately $1.7 million, $1.9 million and $1.2 million in 2010, 2009 and 2008, respectively.

The CDP/SERP Plan assets are invested in accounts selected by the Company's Compensation Committee or its delegate. Effective August 2, 2008, the deemed fund options under the CDP/SERP Plan were changed to mirror the same fund options offered under the 401(k) plan which include a combination of registered mutual funds and a collective trust fund.

Vested amounts are payable at the time designated by the plan upon the participant's termination of employment, disability, death or retirement, except that participants may elect to receive an in-service distribution or an "unforeseeable emergency hardship" distribution of vested amounts credited to the CDP account. Account balances are payable in cash.

Asset balances in the fund options that mirror the registered mutual funds are stated at fair value, which is based on quoted market prices. Asset balances in the collective trust fund are stated at contract value of the underlying fund assets. These investments are classified as trading securities in the consolidated balance sheets as further discussed in Note 1. The deferred compensation liability related to the fund options is recorded at the fair value of the investment options for the registered mutual funds and at contract value for the collective trust fund. See Note 1 for additional discussion.

11. Share-based payments

The Company accounts for share-based payments in accordance with applicable accounting standards. Under these standards, the fair value of each award is separately estimated and amortized into compensation expense over the service period. The fair value of the Company's stock option grants are estimated on the grant date using the Black-Scholes-Merton valuation model. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

Prior to the Merger, the Company maintained various share-based compensation programs which included options, restricted stock and restricted stock units. In connection with the Merger, the Company's outstanding stock options, restricted stock and restricted stock units became fully vested immediately prior to the closing of the Merger and were settled in cash, canceled or, in limited circumstances, certain stock options held by Company management were exchanged for new options to purchase common stock in the Company (the "Rollover Options"). The exercise price of the Rollover Options and the number of shares of Company common stock underlying the Rollover Options were adjusted as a result of the Merger. The Rollover Options otherwise continue under the terms of the equity plan under which the original options were issued.

On July 6, 2007, the Company's Board of Directors adopted the 2007 Stock Incentive Plan for Key Employees, which plan was subsequently amended (as so amended, the "Plan"). The Plan provides for the granting of stock options, stock appreciation rights, and other stock-based awards or dividend equivalent rights to key employees, directors, consultants or other persons having a service relationship with the Company, its subsidiaries and certain of its affiliates. The number of shares of Company common stock authorized for grant under the Plan is 31,142,858. No more than 4.5 million shares may be granted to any one Plan participant in the form of stock options and stock appreciation rights in any given fiscal year of the Company, and no more than 1.5 million shares may be granted to any one Plan participant in the form of other stock-based awards in any given fiscal year of the Company. As of January 28, 2011, 17,837,497 of such shares are available for future grants.

Since the Merger, the Company has granted options under the Plan that vest solely upon the continued employment of the recipient ("Time Options") as well as options that vest upon the achievement of predetermined annual or cumulative financial-based targets ("Performance Options"). Through November 2009, 20% of each of the Time Options and Performance Options generally vest annually over a five-year period. Beginning in December 2009, the Company began granting awards whereby 25% of each of the Time Options and Performance Options generally vest annually over a four-year period. Assuming the financial targets are met, the Performance Options vest as of the Company's fiscal year end, and as a result the initial and final tranche of each Performance Option grant is prorated based upon the date of grant. In the event the performance target is not achieved in any given annual performance period, the Performance Options for that period may still subsequently vest, provided that a cumulative performance target is achieved. Vesting of the Time Options and Performance Options is also subject to acceleration in the event of an earlier change in control or certain public offerings of the Company's common stock. Each of these options, whether Time Options or Performance Options have a contractual term of 10 years and an exercise price equal to the fair value of the underlying common stock on the date of grant.

Both the Time Options and the Performance Options are subject to various provisions set forth in a management stockholder's agreement entered into with each option holder by which the Company

11. Share-based payments (Continued)

may require the employee, upon termination, to sell to the Company any vested options or shares received upon exercise of the Time Options or Performance Options at amounts that differ based upon the reason for the termination. In particular, in the event that the employee resigns "without good reason" (as defined in the management stockholder's agreement), then any options whether or not then exercisable are forfeited and any shares received upon prior exercise of such options are callable at the Company's option at an amount equal to the lesser of fair value or the amount paid for the shares (i.e., the exercise price). In such cases, because the employee would not benefit in any share appreciation over the exercise price, for accounting purposes such options are not considered vested until the expiration of the Company's call option, which is generally five years subsequent to the date of grant. Accordingly, all references to the vesting provisions or vested status of the options discussed in this note give effect to the vesting pursuant to these accounting provisions and may differ from descriptions of the vesting status of the Time Options and Performance Options located elsewhere in this report or the Company's other SEC filings. The Company records expense for Time Options on a straight-line basis over the term of the management stockholder's agreement (generally five years).

Each of the Company's management-owned shares, Rollover Options, and vested new options include certain provisions by which the holder of such shares, Rollover Options, or vested new options may require the Company to repurchase such instruments in limited circumstances. Specifically, each such instrument is subject to a put right for a period of 365 days after termination due to the death or disability of the holder of the instrument that occurs generally within five years from the date of grant. In such circumstances, the holder of such instruments may require the Company to repurchase any shares at the fair market value of such shares and any Rollover Options or vested new options at a price equal to the intrinsic value of such Rollover or vested new options. Because the Company does not have control over the circumstances in which it may be required to repurchase the outstanding shares or Rollover Options, such shares and Rollover Options, valued at $8.8 million and $0.4 million, respectively, at January 28, 2011, and $14.4 million and $4.1 million, respectively, at January 29, 2010, have been classified as Redeemable common stock in the accompanying consolidated balance sheets as of these dates. The values of these equity instruments are based upon the fair value and intrinsic value, respectively, of the underlying stock and Rollover Options at the date of issuance. Because redemption of such shares is uncertain, such shares are not subject to re-measurement until their redemption becomes probable.

Subsequent to the Merger, the Company's Board of Directors adopted an Equity Appreciation Rights Plan, which plan was later amended and restated (as amended and restated, the "Rights Plan"). The Rights Plan provides for the granting of equity appreciation rights to nonexecutive managerial employees. In 2009, the Rights Plan was modified such that certain equity appreciation rights vested as a result of the Company's initial public offering discussed in Note 2 that otherwise would not have vested. At January 29, 2010, 697,762 equity appreciation rights were outstanding. During 2010, 783,322 equity appreciation rights were granted, 1,406,237 of such rights, affecting 1,028 employees, vested in conjunction with the Company stock offerings, 21,557 of such rights vested as a result of other provisions of the Rights Plan, 53,290 of such rights were cancelled and no such rights remain outstanding at January 28, 2011.

For the year ended January 28, 2011, the fair value method of accounting for share-based awards resulted in share-based compensation expense (a component of SG&A expenses) and a corresponding reduction in net income before income taxes in the amount of $30.2 million ($18.4 million net of tax) of which $12.7 million ($7.8 million net of tax) was related to stock options, $17.4 million ($10.6 million

11. Share-based payments (Continued)

net of tax) was related to equity appreciation rights and less than $0.1 million was related to restricted stock units as discussed in more detail below.

For the year ended January 29, 2010, the fair value method of accounting for share-based awards resulted in share-based compensation expense (a component of SG&A expenses) and a corresponding reduction in net income before income taxes in the amount of $22.2 million ($13.6 million net of tax) of which $11.7 million ($7.1 million net of tax) was related to stock options, $7.2 million ($4.4 million net of tax) was related to equity appreciation rights and $3.3 million ($2.0 million net of tax) was related to restricted stock as discussed in more detail below. Of these amounts, $6.9 million of the expense for equity appreciation rights and $2.5 million of the expense for restricted stock was attributable to the vesting of certain awards in conjunction with the Company's initial public offering.


10-K

For the year ended January 30, 2009, the Company recorded share-based compensation expense and a corresponding reduction in net income before income taxes in the amount of $10.0 million ($6.1 million net of tax) of which $8.9 million ($5.4 million net of tax) was related to stock options and $1.1 million ($0.7 million net of tax) was related to restricted stock.

The fair value of each option grant is separately estimated by applying the Black-Scholes-Merton option pricing valuation model. The weighted average for key assumptions used in determining the fair value of options granted in the years ended January 28, 2011, January 29, 2010 and January 30, 2009, and a summary of the methodology applied to develop each assumption, are as follows:

	January 28, 2011	January 29, 2010	January 30, 2009
Expected dividend yield	0%	0%	0%
Expected stock price volatility	39.1%	41.2%	40.2%
Weighted average risk-free interest rate	2.8%	2.8%	2.8%
Expected term of options (years)	7.0	7.4	7.4

Expected dividend yield—This is an estimate of the expected dividend yield on the Company's stock. The Company is subject to limitations on the payment of dividends under its Credit Facilities as further discussed in Note 7. An increase in the dividend yield will decrease compensation expense.

Expected stock price volatility—This is a measure of the amount by which the price of the Company's common stock has fluctuated or is expected to fluctuate. Subsequent to the Merger the expected volatilities have been based upon the historical volatilities of a peer group of four companies, as the Company's common stock has only been publicly traded for a limited period of time relative to the expected term of the options. An increase in the expected volatility will increase compensation expense.

Weighted average risk-free interest rate—This is the U.S. Treasury rate for the week of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected term of options—This is the period of time over which the options granted are expected to remain outstanding. Options granted have a maximum term of 10 years. Due to the relatively limited historical data for grants issued subsequent to the Merger, the Company has estimated the expected term as the mid-point between the vesting date and the contractual term of the option. An increase in the expected term will increase compensation expense.

11. Share-based payments (Continued)

At January 28, 2011, 53,434 Rollover Options were outstanding, all of which were exercisable. The aggregate intrinsic value of these outstanding Rollover Options was $1.4 million with a weighted average remaining contractual term of 4.3 years, and a weighted average exercise price of $2.1875.

A summary of Time Options activity during the period ended January 28, 2011 is as follows:

(Intrinsic value amounts reflected in thousands)	Options Issued	Average Exercise Price	Remaining Contractual Term in Years	Intrinsic Value
Balance, January 29, 2010	6,123,052	$ 8.68		
Granted	348,784	27.39		
Exercised	(342,293)	8.15		
Canceled	(351,412)	10.53		
Balance, January 28, 2011	5,778,131	$ 9.73	7.3	$108,104
Vested or expected to vest at January 28, 2011	5,491,477	$ 9.55	7.2	$103,695
Exercisable at January 28, 2011	2,773,235	$ 8.31	7.0	$ 55,706

The weighted average grant date fair value of Time Options granted during 2010, 2009 and 2008 was $12.61, $6.73 and $4.17, respectively.

A summary of Performance Options activity during the period ended January 28, 2011 is as follows:

(Intrinsic value amounts reflected in thousands)	Options Issued	Average Exercise Price	Remaining Contractual Term in Years	Intrinsic Value
Balance, January 29, 2010	6,251,623	$ 8.67		
Granted	348,784	27.39		
Exercised	(777,249)	8.13		
Canceled	(326,134)	10.58		
Balance, January 28, 2011	5,497,024	$ 9.82	7.3	$102,369
Vested or expected to vest at January 28, 2011	5,198,923	$ 9.62	7.3	$ 97,838
Exercisable at January 28, 2011	3,426,809	$ 8.68	7.0	$ 67,597

The weighted average grant date fair value of Performance Options granted was $12.61, $6.73 and $4.17 during 2010, 2009 and 2008, respectively.

In April 2010, the Company granted 100,000 options to its Chief Executive Officer with an exercise price of $29.38 and a vesting period of one year from the date of grant.

The total intrinsic value of all stock options repurchased by the Company under terms of the management stockholders' agreements during 2010, 2009 and 2008 was $0.1 million, $0.8 million and $2.5 million, respectively.

At January 28, 2011, the total unrecognized compensation cost related to non-vested stock options was $30.8 million with an expected weighted average expense recognition period of 2.8 years.

11. Share-based payments (Continued)

The Company currently believes that the performance targets related to the unvested Performance Options will be achieved. If such goals are not met, and there is no change in control or certain public offerings of the Company's common stock which would result in the acceleration of vesting of the Performance Options, future compensation cost relating to unvested Performance Options will not be recognized.

Through January 28, 2011, all Time Options and Performance Options have been granted to employees. During the fourth quarter of 2009, the Company granted 33,051 non-qualified stock options to members of its Board of Directors. These options vest ratably on an annual basis over a four year period from the date of grant.

In January 2008, the Company granted 508,572 nonvested restricted shares to its Chief Executive Officer. As a result of the Company's initial public offering these shares vested, at a total fair value equal to $11.5 million. Subsequent to the offering, the Company granted a total of 9,084 restricted stock unit awards to members of its Board of Directors. For 2010, 2009 and 2008, the share-based compensation expense related to nonvested shares before income taxes was less than $0.1 million, $3.3 million ($2.0 million net of tax) and $1.1 million ($0.7 million net of tax), respectively. At January 28, 2011, the total compensation cost related to nonvested restricted stock awards not yet recognized was approximately $0.1 million.

All nonvested restricted stock and restricted stock unit awards granted in the periods presented had a purchase price of zero. The Company records compensation expense on a straight-line basis over the restriction period based on the market price of the underlying stock on the date of grant. The nonvested restricted stock unit awards granted under the plan to non-employee directors during 2009 vested or are scheduled to vest in one-third increments at each of the Company's three subsequent annual shareholder meetings.

12. Related party transactions

Affiliates of certain of the Investors participated as (i) lenders in the Company's Credit Facilities discussed in Note 7; (ii) initial purchasers of the Company's Notes discussed in Note 7; (iii) counterparties to certain interest rate swaps discussed in Note 8 and (iv) as advisors in the Merger.

The Company believes affiliates of KKR and Goldman, Sachs & Co. (among other entities) are lenders under the Term Loan Facility. The amount of principal outstanding under the Term Loan Facility from the date of the Merger to September 30, 2009, was $2.3 billion. The Company paid principal of $336.5 million during the remainder of 2009 and approximately $53.4 million, $74.8 million and $133.4 million of interest on the Term Loan Facility during 2010, 2009 and 2008, respectively.

Goldman, Sachs & Co. is a counterparty to an amortizing interest rate swap with a notional amount of $323.3 million and $396.7 million as of January 28, 2011 and January 29, 2010, respectively, entered into in connection with the Term Loan Facility. The Company paid Goldman, Sachs & Co. approximately $12.9 million, $17.9 million and $9.5 million in 2010, 2009 and 2008, respectively, pursuant to the interest rate swap as further discussed in Note 8.

12. Related party transactions (Continued)

The Company entered into a sponsor advisory agreement, dated July 6, 2007, with KKR and Goldman, Sachs & Co. pursuant to which those entities provided management and advisory services to the Company. Under the terms of the sponsor advisory agreement, among other things, the Company was obliged to pay to those entities an aggregate, initial management fee of $5.0 million annually. Upon the completion of the Company's initial public offering discussed in Note 2, pursuant to the advisory agreement, the Company paid a fee of $63.6 million from cash generated from operations to KKR and Goldman, Sachs & Co., which amount included a transaction fee equal to 1%, or $4.8 million, of the gross primary proceeds from the offering accounted for as a cost of raising equity and a corresponding reduction to Additional paid-in capital; and approximately $58.8 million in connection with its termination, which is included in SG&A expenses for 2009. Including the transaction and termination fees discussed above, the total management fees and other expenses incurred for the years ended January 28, 2011, January 29, 2010 and January 30, 2009 totaled $0.2 million, $68.0 million and $6.6 million, respectively. In addition, on July 6, 2007, the Company entered into a separate indemnification agreement with the parties to the sponsor advisory agreement, pursuant to which the Company agreed to provide customary indemnification to such parties and their affiliates.

From time to time, the Company uses Capstone Consulting, LLC, a team of executives who work exclusively with KKR portfolio companies providing certain consulting services. The Chief Executive Officer of Capstone served on the Company's Board of Directors until March 2009. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, prior to January 1, 2007 KKR had provided financing to Capstone. The aggregate fees incurred for Capstone services for the periods ended January 28, 2011, January 29, 2010 and January 30, 2009 totaled zero, $0.2 million and $3.0 million, respectively.

The Company entered into an underwriting agreement with KKR Capital Markets (an affiliate of KKR), Goldman, Sachs & Co., Citigroup Global Markets Inc., and several other entities to serve as underwriters in connection with its initial public offering. The Company provided underwriting discounts of approximately $27.4 million pursuant to the underwriting agreement, approximately $6.0 million of which was provided to each of (a) KKR Capital Markets; (b) Goldman, Sachs & Co.; and (c) Citigroup Global Markets Inc. The Company paid approximately $3.3 million in expenses related to the initial public offering (excluding underwriting discounts and commissions), including the offering-related expenses of the selling shareholder which the Company was required to pay under the terms of an existing registration rights agreement.

Affiliates of KKR and of Goldman, Sachs & Co. served as underwriters in connection with the secondary offerings of the Company's common stock held by certain existing shareholders that were completed in April 2010 and December 2010. The Company did not sell shares of common stock, receive proceeds from the secondary sales, or pay any underwriting fees in connection with either secondary offering. Certain members of our management, including certain of our executive officers, exercised registration rights in connection with such offerings.

13. Segment reporting

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of January 28, 2011, all of the Company's operations were located within the United States with the exception of a Hong Kong subsidiary, and a liaison office in

13. Segment reporting (Continued)

India, the collective assets and revenues of which are not material. The following net sales data is presented in accordance with accounting standards related to disclosures about segments of an enterprise.

(In thousands)	2010	2009	2008
Classes of similar products:			
Consumables	$ 9,332,119	$ 8,356,381	$ 7,248,418
Seasonal	1,887,917	1,711,471	1,521,450
Home products	917,638	869,772	862,226
Apparel	897,326	858,756	825,574
Net sales	$13,035,000	$11,796,380	$10,457,668


10-K

14. Quarterly financial data (unaudited)

The following is selected unaudited quarterly financial data for the fiscal years ended January 28, 2011 and January 29, 2010. Each quarterly period listed below was a 13-week accounting period. The sum of the four quarters for any given year may not equal annual totals due to rounding.

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010:				
Net sales	$3,111,314	$3,214,155	$3,223,427	$3,486,104
Gross profit	999,756	1,035,979	1,010,668	1,130,153
Operating profit	290,723	300,757	274,334	408,251
Net income	135,996	141,195	128,120	222,546
Basic earnings per share	0.40	0.41	0.38	0.65
Diluted earnings per share	0.39	0.41	0.37	0.64

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009:				
Net sales	$2,779,937	$2,901,907	$2,928,751	$3,185,785
Gross profit	855,358	906,042	903,082	1,025,389
Operating profit	224,869	233,217	216,239	278,933
Net income	83,006	93,590	75,649	87,197
Basic earnings per share	0.26	0.29	0.24	0.26
Diluted earnings per share	0.26	0.29	0.24	0.26

As discussed in Note 11, in the first quarter of 2010 the Company incurred share-based compensation expenses of $13.3 million ($8.1 million net of tax, or $0.02 per diluted share) for the accelerated vesting of certain share-based awards in conjunction with a secondary offering of the Company's common stock which is included in SG&A expenses.

As discussed in Note 7, in the second quarter of 2010, the Company repurchased $50.0 million principal amount of its outstanding Senior Notes, resulting in a pretax loss of $6.5 million ($4.0 million net of tax, or $0.01 per diluted share) which is recognized as Other (income) expense.

14. Quarterly financial data (unaudited) (Continued)

As discussed in Note 7, in the third quarter of 2010, the Company repurchased $65.0 million principal amount of its outstanding Senior Notes, resulting in a pretax loss of $8.2 million ($5.0 million net of tax, or $0.01 per diluted share) which is recognized as Other (income) expense.

As discussed in Note 11, in the fourth quarter of 2010 the Company incurred share-based compensation expenses of $3.8 million ($2.3 million net of tax, or $0.01 per diluted share) for the accelerated vesting of certain share-based awards in conjunction with a secondary offering of the Company's common stock which is included in SG&A expenses.

As discussed in Note 12, in the fourth quarter of 2009, the Company terminated an advisory agreement with KKR and Goldman, Sachs & Co. pursuant to which those entities provided management and advisory services to the Company, which resulted in a pretax charge of approximately $58.8 million ($46.2 million net of tax, or $0.14 per diluted share), which is included in SG&A expenses.

As discussed in Note 7, in the fourth quarter of 2009, the Company repurchased $195.7 million principal amount of its outstanding Senior Notes, $205.2 million principal amount of its outstanding Senior Subordinated Notes, and repaid $325.0 million principal amount on the Term Loan Facility, resulting in a pretax loss of $55.3 million ($33.8 million net of tax, or $0.10 per diluted share) which is recognized as Other (income) expense.

As discussed in Note 11, in the fourth quarter of 2009 the Company incurred share-based compensation expenses of $9.4 million ($5.8 million net of tax, or $0.02 per diluted share) for the accelerated vesting of certain share-based awards in conjunction with the Company's initial public offering, which is included in SG&A expenses.

15. Guarantor subsidiaries

Certain of the Company's subsidiaries (the "Guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under certain outstanding debt obligations. Each of the Guarantors is a direct or indirect wholly-owned subsidiary of the Company.

15. Guarantor subsidiaries (Continued)

The following consolidating schedules present condensed financial information on a combined basis, in thousands.

	January 28, 2011				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
BALANCE SHEET:					
ASSETS					
Current assets:					
Cash and cash equivalents	$ 111,545	$ 364,404	$ 21,497	$ —	$ 497,446
Merchandise inventories	—	1,765,433	—	—	1,765,433
Income taxes receivable	13,529	—	—	(13,529)	—
Deferred income taxes receivable	8,877	—	6,825	(15,702)	—
Prepaid expenses and other current assets	741,352	3,698,117	4,454	(4,338,977)	104,946
Total current assets	875,303	5,827,954	32,776	(4,368,208)	2,367,825
Net property and equipment	105,155	1,419,133	287	—	1,524,575
Goodwill	4,338,589	—	—	—	4,338,589
Intangible assets, net	1,199,200	57,722	—	—	1,256,922
Deferred income taxes receivable	—	—	47,690	(47,690)	—
Other assets, net	5,337,522	12,675	304,285	(5,596,171)	58,311
Total assets	$11,855,769	$7,317,484	$385,038	$(10,012,069)	$9,546,222
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current portion of long-term obligations	$ —	$ 1,157	$ —	$ —	$ 1,157
Accounts payable	3,691,564	1,541,593	50,824	(4,330,340)	953,641
Accrued expenses and other	68,398	226,225	61,755	(8,637)	347,741
Income taxes payable	11,922	13,246	14,341	(13,529)	25,980
Deferred income taxes payable	—	52,556	—	(15,702)	36,854
Total current liabilities	3,771,884	1,834,777	126,920	(4,368,208)	1,365,373
Long-term obligations	3,534,447	3,000,877	—	(3,248,254)	3,287,070
Deferred income taxes payable	417,874	228,381	—	(47,690)	598,565
Other liabilities	67,932	27,250	136,400	—	231,582
Redeemable common stock	9,153	—	—	—	9,153
Shareholders' equity:					
Preferred stock	—	—	—	—	—
Common stock	298,819	23,855	100	(23,955)	298,819
Additional paid-in capital	2,945,024	431,253	19,900	(451,153)	2,945,024
Retained earnings	830,932	1,771,091	101,718	(1,872,809)	830,932
Accumulated other comprehensive loss	(20,296)	—	—	—	(20,296)
Total shareholders' equity	4,054,479	2,226,199	121,718	(2,347,917)	4,054,479
Total liabilities and shareholders' equity	$11,855,769	$7,317,484	$385,038	$(10,012,069)	$9,546,222

10-K

15. Guarantor subsidiaries (Continued)

	January 29, 2010				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
BALANCE SHEET:					
ASSETS					
Current assets:					
Cash and cash equivalents	$ 97,620	$ 103,001	$ 21,455	$ —	$ 222,076
Merchandise inventories	—	1,519,578	—	—	1,519,578
Income taxes receivable	9,924	1,645	—	(4,026)	7,543
Deferred income taxes receivable	16,066	—	3,559	(19,625)	—
Prepaid expenses and other current assets	625,157	3,040,792	704	(3,570,401)	96,252
Total current assets	748,767	4,665,016	25,718	(3,594,052)	1,845,449
Net property and equipment	99,452	1,228,829	105	—	1,328,386
Goodwill	4,338,589	—	—	—	4,338,589
Intangible assets, net	1,201,223	83,060	—	—	1,284,283
Deferred income taxes receivable	—	—	36,405	(36,405)	—
Other assets, net	4,288,270	8,920	297,757	(4,528,135)	66,812
Total assets	$10,676,301	$5,985,825	$359,985	$(8,158,592)	$8,863,519
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current portion of long-term obligations	$ 1,822	$ 1,849	$ —	$ —	$ 3,671
Accounts payable	3,033,723	1,311,063	46,818	(3,560,651)	830,953
Accrued expenses and other	72,320	226,571	53,149	(9,750)	342,290
Income taxes payable	4,086	—	4,465	(4,026)	4,525
Deferred income taxes payable	—	44,686	—	(19,625)	25,061
Total current liabilities	3,111,951	1,584,169	104,432	(3,594,052)	1,206,500
Long-term obligations	3,645,820	2,689,492	13,178	(2,948,775)	3,399,715
Deferred income taxes payable	394,045	188,532	—	(36,405)	546,172
Other liabilities	115,701	40,065	146,582	—	302,348
Redeemable common stock	18,486	—	—	—	18,486
Shareholders' equity:					
Preferred stock	—	—	—	—	—
Common stock	298,013	23,855	100	(23,955)	298,013
Additional paid-in capital	2,923,377	431,253	19,900	(451,153)	2,923,377
Retained earnings	203,075	1,028,459	75,793	(1,104,252)	203,075
Accumulated other comprehensive loss	(34,167)	—	—	—	(34,167)
Total shareholders' equity	3,390,298	1,483,567	95,793	(1,579,360)	3,390,298
Total liabilities and shareholders' equity	$10,676,301	$5,985,825	$359,985	$(8,158,592)	$8,863,519

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Guarantor subsidiaries (Continued)

	For the year ended January 28, 2011				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF INCOME:					
Net sales	$ 311,280	$13,035,000	$ 84,878	$(396,158)	$13,035,000
Cost of goods sold	—	8,858,444	—	—	8,858,444
Gross profit	311,280	4,176,556	84,878	(396,158)	4,176,556
Selling, general and administrative expenses	283,069	2,948,346	67,234	(396,158)	2,902,491
Operating profit	28,211	1,228,210	17,644	—	1,274,065
Interest income	(44,677)	(7,025)	(19,986)	71,468	(220)
Interest expense	300,934	44,723	23	(71,468)	274,212
Other (income) expense	15,101	—	—	—	15,101
Income (loss) before income taxes	(243,147)	1,190,512	37,607	—	984,972
Income tax expense (benefit)	(102,448)	447,881	11,682	—	357,115
Equity in subsidiaries' earnings, net of taxes	768,556	—	—	(768,556)	—
Net income	$ 627,857	$ 742,631	$ 25,925	$(768,556)	$ 627,857

	For the year ended January 29, 2010				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF INCOME:					
Net sales	$ 306,036	$11,796,380	$ 91,265	$(397,301)	$11,796,380
Cost of goods sold	—	8,106,509	—	—	8,106,509
Gross profit	306,036	3,689,871	91,265	(397,301)	3,689,871
Selling, general and administrative expenses	337,224	2,734,793	61,897	(397,301)	2,736,613
Operating profit (loss)	(31,188)	955,078	29,368	—	953,258
Interest income	(52,047)	(10,968)	(19,674)	82,545	(144)
Interest expense	375,280	52,980	29	(82,545)	345,744
Other (income) expense	55,542	—	—	—	55,542
Income (loss) before income taxes	(409,963)	913,066	49,013	—	552,116
Income tax expense (benefit)	(149,478)	346,117	16,035	—	212,674
Equity in subsidiaries' earnings, net of taxes	599,927	—	—	(599,927)	—
Net income	$ 339,442	$ 566,949	$ 32,978	$(599,927)	$ 339,442

10-K

15. Guarantor subsidiaries (Continued)

	For the year ended January 30, 2009				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF INCOME:					
Net sales	$ 236,682	$10,457,668	$ 97,917	$(334,599)	$10,457,668
Cost of goods sold	—	7,396,571	—	—	7,396,571
Gross profit	236,682	3,061,097	97,917	(334,599)	3,061,097
Selling, general and administrative expenses	210,665	2,499,331	73,214	(334,599)	2,448,611
Litigation settlement and related costs, net	32,000	—	—	—	32,000
Operating profit (loss)	(5,983)	561,766	24,703	—	580,486
Interest income	(62,722)	(36,844)	(13,532)	110,037	(3,061)
Interest expense	427,365	74,586	18	(110,037)	391,932
Other (income) expense	(2,788)	—	—	—	(2,788)
Income (loss) before income taxes	(367,838)	524,024	38,217	—	194,403
Income tax expense (benefit)	(115,924)	190,146	11,999	—	86,221
Equity in subsidiaries' earnings, net of taxes	360,096	—	—	(360,096)	—
Net income	$ 108,182	$ 333,878	$ 26,218	$(360,096)	$ 108,182

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Guarantor subsidiaries (Continued)

	For the year ended January 28, 2011				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF CASH FLOWS:					
Cash flows from operating activities:					
Net income	$ 627,857	$ 742,631	$ 25,925	$(768,556)	$ 627,857
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization	33,015	221,851	61	—	254,927
Deferred income taxes	17,817	47,719	(14,551)	—	50,985
Tax benefit of stock options	(13,905)	—	—	—	(13,905)
Loss on debt retirement, net	14,576	—	—	—	14,576
Non-cash share-based compensation	15,956	—	—	—	15,956
Noncash inventory adjustments and asset impairments	—	7,607	—	—	7,607
Other non-cash gains and losses	1,395	4,547	—	—	5,942
Equity in subsidiaries' earnings, net	(768,556)	—	—	768,556	—
Change in operating assets and liabilities:					
Merchandise inventories	—	(251,809)	—	—	(251,809)
Prepaid expenses and other current assets	(1,646)	(3,642)	(4,869)	—	(10,157)
Accounts payable	(5,446)	124,120	4,750	—	123,424
Accrued expenses and other	(28,442)	(12,410)	(1,576)	—	(42,428)
Income taxes	18,136	14,891	9,876	—	42,903
Other	816	(2,008)	(2)	—	(1,194)
Net cash provided by (used in) operating activities	(88,427)	893,497	19,614	—	824,684
Cash flows from investing activities:					
Purchases of property and equipment	(22,830)	(397,322)	(243)	—	(420,395)
Sales of property and equipment	—	1,448	—	—	1,448
Net cash used in investing activities	(22,830)	(395,874)	(243)	—	(418,947)
Cash flows from financing activities:					
Issuance of common stock	631	—	—	—	631
Repayments of long-term obligations	(129,217)	(1,963)	—	—	(131,180)
Repurchases of common stock and settlement of equity awards, net of employee taxes paid	(13,723)	—	—	—	(13,723)
Tax benefit of stock options	13,905	—	—	—	13,905
Changes in intercompany note balances, net	253,586	(234,257)	(19,329)	—	—
Net cash provided by (used in) financing activities	125,182	(236,220)	(19,329)	—	(130,367)
Net increase in cash and cash equivalents	13,925	261,403	42	—	275,370
Cash and cash equivalents, beginning of year	97,620	103,001	21,455	—	222,076
Cash and cash equivalents, end of year	$ 111,545	$ 364,404	$ 21,497	$ —	$ 497,446

10-K

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Guarantor subsidiaries (Continued)

	For the year ended January 29, 2010				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF CASH FLOWS:					
Cash flows from operating activities:					
Net income	$ 339,442	$ 566,949	$ 32,978	$(599,927)	$ 339,442
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization	36,541	220,048	182	—	256,771
Deferred income taxes	(18,571)	67,317	(33,886)	—	14,860
Tax benefit of stock options	(5,390)	—	—	—	(5,390)
Loss on debt retirement, net	55,265	—	—	—	55,265
Non-cash share-based compensation	17,295	—	—	—	17,295
Noncash inventory adjustments and asset impairments	—	647	—	—	647
Other non-cash gains and losses	3,221	4,699	—	—	7,920
Equity in subsidiaries' earnings, net	(599,927)	—	—	599,927	—
Change in operating assets and liabilities:					
Merchandise inventories	—	(100,248)	—	—	(100,248)
Prepaid expenses and other current assets	2,582	(10,252)	372	—	(7,298)
Accounts payable	26,535	79,515	(1)	—	106,049
Accrued expenses and other	(20,672)	10,494	(2,465)	—	(12,643)
Income taxes	48,494	(50,112)	2,771	—	1,153
Other	(3,203)	2,171	32	—	(1,000)
Net cash provided by (used in) operating activities	(118,388)	791,228	(17)	—	672,823
Cash flows from investing activities:					
Purchases of property and equipment	(34,647)	(216,032)	(68)	—	(250,747)
Sales of property and equipment	—	2,701	—	—	2,701
Net cash used in investing activities	(34,647)	(213,331)	(68)	—	(248,046)
Cash flows from financing activities:					
Issuance of common stock	443,753	—	—	—	443,753
Issuance of long-term obligations	—	1,080	—	—	1,080
Repayments of long-term obligations	(782,518)	(2,742)	—	—	(785,260)
Payment of cash dividends and related amounts	(239,731)	—	—	—	(239,731)
Repurchases of common stock and settlement of equity awards, net of employee taxes paid	(5,928)	—	—	—	(5,928)
Tax benefit of stock options	5,390	—	—	—	5,390
Changes in intercompany note balances, net	537,052	(537,638)	586	—	—
Net cash provided by (used in) financing activities	(41,982)	(539,300)	586	—	(580,696)
Net increase (decrease) in cash and cash equivalents	(195,017)	38,597	501	—	(155,919)
Cash and cash equivalents, beginning of year	292,637	64,404	20,954	—	377,995
Cash and cash equivalents, end of year	$ 97,620	$ 103,001	$ 21,455	$ —	$ 222,076

15. Guarantor subsidiaries (Continued)

	For the year ended January 30, 2009				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF CASH FLOWS:					
Cash flows from operating activities:					
Net income	$ 108,182	$ 333,878	$ 26,218	$(360,096)	$ 108,182
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization	34,638	213,003	258	—	247,899
Deferred income taxes	(4,681)	16,500	61,615	—	73,434
Tax benefit of stock options	(950)	—	—	—	(950)
Gain on debt retirement, net	(3,818)	—	—	—	(3,818)
Non-cash share-based compensation	9,958	—	—	—	9,958
Noncash inventory adjustments and asset impairments	—	50,671	—	—	50,671
Other non-cash gains and losses	714	5,538	—	—	6,252
Equity in subsidiaries' earnings, net	(360,096)	—	—	360,096	—
Change in operating assets and liabilities:					
Merchandise inventories	—	(173,014)	—	—	(173,014)
Prepaid expenses and other current assets	(2,310)	3,765	(2,053)	—	(598)
Accounts payable	18,717	121,546	93	—	140,356
Accrued expenses and other	11,427	46,177	11,132	—	68,736
Income taxes	56,596	(10,797)	(11,813)	—	33,986
Other	2,529	11,643	(88)	—	14,084
Net cash provided by (used in) operating activities	(129,094)	618,910	85,362	—	575,178
Cash flows from investing activities:					
Purchases of property and equipment	(16,467)	(189,058)	(21)	—	(205,546)
Purchases of short-term investments	—	—	(9,903)	—	(9,903)
Sales of short-term investments	—	—	61,547	—	61,547
Sales of property and equipment	—	1,266	—	—	1,266
Net cash provided by (used in) investing activities	(16,467)	(187,792)	51,623	—	(152,636)
Cash flows from financing activities:					
Issuance of common stock	4,228	—	—	—	4,228
Repayments under revolving credit facility	(102,500)	—	—	—	(102,500)
Repayments of long-term obligations	(40,780)	(3,645)	—	—	(44,425)
Repurchases of common stock and settlement of equity awards, net of employee taxes paid	(3,009)	—	—	—	(3,009)
Tax benefit of stock options	950	—	—	—	950
Changes in intercompany note balances, net	570,989	(422,448)	(148,541)	—	—
Net cash provided by (used in) financing activities	429,878	(426,093)	(148,541)	—	(144,756)
Net increase (decrease) in cash and cash equivalents	284,317	5,025	(11,556)	—	277,786
Cash and cash equivalents, beginning of year	8,320	59,379	32,510	—	100,209
Cash and cash equivalents, end of year	$ 292,637	$ 64,404	$ 20,954	$ —	$ 377,995

10-K

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Management's Annual Report on Internal Control Over Financial Reporting. Our management prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. This responsibility includes establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, management designed and implemented a structured and comprehensive assessment process to evaluate the effectiveness of its internal control over financial reporting. Such assessment was based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors our internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified. Based on its assessment, management has concluded that our internal control over financial reporting is effective as of January 28, 2011.

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, has issued an attestation report on management's assessment of our internal control over financial reporting. Such attestation report is contained below.

(c) Attestation Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Dollar General Corporation

We have audited Dollar General Corporation and subsidiaries' internal control over financial reporting as of January 28, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dollar General Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dollar General Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 28, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries as of January 28, 2011 and January 29, 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended January 28, 2011, January 29, 2010, and January 30, 2009 of Dollar General Corporation and subsidiaries and our report dated March 22, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 22, 2011

(d) Changes in Internal Control Over Financial Reporting. There have been no changes during the quarter ended January 28, 2011 in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Information Regarding Directors and Executive Officers. The information required by this Item 10 regarding our directors and director nominees is contained under the captions "—Who are the nominees this year," "—What are the backgrounds of this year's nominees," "—Are there any familial relationships between any of the nominees" and "—How are directors identified and nominated," all under "Proposal 1: Election of Directors," as well as "Corporate Governance—Does the Board have standing Audit, Compensation, and Nominating Committees," all in our definitive Proxy Statement to be filed for our 2011 Annual Meeting of Shareholders to be held on May 25, 2011 (the "2011 Proxy Statement"), which information under such captions is incorporated herein by reference. Information required by this Item 10 regarding our executive officers is contained in Part I of this Form 10-K under the caption "Executive Officers of the Registrant," which information under such caption is incorporated herein by reference.

(b) Compliance with Section 16(a) of the Exchange Act. Information required by this Item 10 regarding compliance with Section 16(a) of the Exchange Act is contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2011 Proxy Statement, which information under such caption is incorporated herein by reference.

(c) Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and Board members. This Code is posted on our Internet website at www.dollargeneral.com. If we choose to no longer post such Code, we will provide a free copy to any person upon written request to Dollar General Corporation, c/o Investor Relations Department, 100 Mission Ridge, Goodlettsville, TN 37072. We intend to provide any required disclosure of an amendment to or waiver from the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our Internet website located at www.dollargeneral.com promptly following the amendment or waiver. We may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to our Internet website is not incorporated by reference into this Form 10-K and should not be considered part of this or any other report that we file with or furnish to the SEC.

(d) Procedures for Shareholders to Nominate Directors. Information required by this Item 10 regarding material changes to the procedures by which shareholders may recommend nominees to our Board of Directors is contained under the captions "—How are directors identified and nominated," "—How are nominees evaluated; what are the minimum qualifications" and "—Can shareholders nominate directors," all under "Proposal 1: Election of Directors" in the 2011 Proxy Statement, which information under such captions is incorporated herein by reference.

(e) Audit Committee Information. Information required by this Item 10 regarding our audit committee and our audit committee financial expert is contained under the captions "Corporate Governance—Does the Board have standing Audit, Compensation and Nominating Committees" and

"—Does Dollar General have an audit committee financial expert serving on its Audit Committee" in the 2011 Proxy Statement, which information under such captions is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 regarding director and executive officer compensation, including the Compensation Committee Report, the risks arising from our compensation policies and practices for employees, and compensation committee interlocks and insider participation is contained under the captions "Director Compensation" and "Executive Compensation" in the 2011 Proxy Statement, which information under such captions is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS


10-K

(a) Equity Compensation Plan Information. The following table sets forth information about securities authorized for issuance under our compensation plans (including individual compensation arrangements) as of January 28, 2011:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	11,469,706	$9.95	17,837,497
Equity compensation plans not approved by security holders	—	—	—
Total(1)	11,469,706	$9.95	17,837,497

(1) Column (a) consists of shares of common stock issuable upon exercise of outstanding options and upon vesting and payment of restricted stock units under the 2007 Stock Incentive Plan and shares of common stock issuable upon exercise of outstanding options under the 1998 Stock Incentive Plan. Restricted stock units are settled for shares of common stock on a one-for-one basis and have no exercise price. Accordingly, those units have been excluded for purposes of computing the weighted-average exercise price in column (b). Column (c) consists of shares reserved for issuance pursuant to the 2007 Stock Incentive Plan, whether in the form of stock, restricted stock, restricted stock units, or other stock-based awards or upon the exercise of an option or right. Although certain options remain outstanding under the 1998 Stock Incentive Plan, no future awards may be granted thereunder.

(b) Other Information. The information required by this Item 12 regarding security ownership of certain beneficial owners and our management is contained under the caption "Security Ownership" in the 2011 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 regarding certain relationships and related transactions is contained under the caption "Transactions with Management and Others" in the 2011 Proxy Statement, which information under such caption is incorporated herein by reference.

The information required by this Item 13 regarding director independence is contained under the caption "Director Independence" in the 2011 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 regarding fees we paid to our principal accountant and the pre-approval policies and procedures established by the Audit Committee of our Board of Directors is contained under the caption "Fees Paid to Auditors" in the 2011 Proxy Statement, which information under such caption is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(b) All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the Consolidated Financial Statements and, therefore, have been omitted.

(c) Exhibits: See Exhibit Index immediately following the signature pages hereto, which Exhibit Index is incorporated by reference as if fully set forth herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLLAR GENERAL CORPORATION

Date: March 22, 2011

By: /s/ RICHARD W. DREILING

Richard W. Dreiling,
Chairman and Chief Executive Officer


10-K

We, the undersigned directors and officers of the registrant, hereby severally constitute Richard W. Dreiling and David M. Tehle, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ RICHARD W. DREILING RICHARD W. DREILING	Chairman & Chief Executive Officer (Principal Executive Officer)	March 22, 2011
/s/ DAVID M. TEHLE DAVID M. TEHLE	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	March 22, 2011
/s/ RAJ AGRAWAL RAJ AGRAWAL	Director	March 22, 2011
/s/ WARREN F. BRYANT WARREN F. BRYANT	Director	March 16, 2011
/s/ MICHAEL M. CALBERT MICHAEL M. CALBERT	Director	March 22, 2011
/s/ ADRIAN JONES ADRIAN JONES	Director	March 22, 2011

Name	Title	Date
/s/ WILLIAM C. RHODES, III WILLIAM C. RHODES, III	Director	March 22, 2011
/s/ DAVID B. RICKARD DAVID B. RICKARD	Director	March 15, 2011

10-K

EXHIBIT INDEX

3.1 Amended and Restated Charter of Dollar General Corporation (incorporated by reference to Exhibit 3.1 to Dollar General Corporation's Current Report on Form 8-K dated November 18, 2009, filed with the SEC on November 18, 2009 (file no. 001-11421))

3.2 Amended and Restated Bylaws of Dollar General Corporation (incorporated by reference to Exhibit 3.2 to Dollar General Corporation's Current Report on Form 8-K dated November 18, 2009, filed with the SEC on November 18, 2009 (file no. 001-11421))

4.1 Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

4.2 Shareholders' Agreement of Dollar General Corporation, dated as of November 9, 2009 (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated November 18, 2009, filed with the SEC on November 18, 2009 (file no. 001-11421))

4.3 Senior Indenture, dated July 6, 2007, among Buck Acquisition Corp., Dollar General Corporation, the guarantors named therein and U.S. Bank National Association (the successor trustee), as trustee (incorporated by reference to Exhibit 4.8 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.4 Form of 10.625% Senior Notes due 2015 (included in Exhibit 4.3)

4.5 First Supplemental Indenture to the Senior Indenture, dated as of September 25, 2007, between DC Financial, LLC, the Guaranteeing Subsidiary, and U.S. Bank National Association (the successor trustee), as trustee (incorporated by reference to Exhibit 4.14 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.6 Second Supplemental Indenture to the Senior Indenture, dated as of December 31, 2007, between Retail Risk Solutions, LLC, the Guaranteeing Subsidiary, and U.S. Bank National Association (the successor trustee), as trustee (incorporated by reference to Exhibit 4.32 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.7 Third Supplemental Indenture to the Senior Indenture, dated as of March 23, 2009, between the Guaranteeing Subsidiaries referenced therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.17 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.8 Fourth Supplemental Indenture to the Senior Indenture, dated as of March 25, 2010, between the Guaranteeing Subsidiaries referenced therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.18 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.9 Fifth Supplemental Indenture to the Senior Indenture, dated as of August 30, 2010, among Retail Property Investments, LLC and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.55 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.10 Instrument of Resignation, Appointment and Acceptance, effective as of February 25, 2009, by and among Dollar General Corporation, Wells Fargo Bank, National Association, and U.S. Bank National Association (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated February 25, 2009, filed with the SEC on February 25, 2009 (file no. 001-11421))

4.11 Senior Subordinated Indenture, dated July 6, 2007, among Buck Acquisition Corp., Dollar General Corporation, the guarantors named therein and U.S. Bank National Association (the successor trustee), as trustee (incorporated by reference to Exhibit 4.9 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.12 Form of 11.875% / 12.625% Senior Subordinated Toggle Notes due 2017 (included in Exhibit 4.11)

4.13 First Supplemental Indenture to the Senior Subordinated Indenture, dated as of September 25, 2007, between DC Financial, LLC, the Guaranteeing Subsidiary, and U.S. Bank National Association (the successor trustee), as trustee (incorporated by reference to Exhibit 4.16 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.14 Second Supplemental Indenture to the Senior Subordinated Indenture, dated as of December 31, 2007, between Retail Risk Solutions, LLC, the Guaranteeing Subsidiary, and U.S. Bank National Association (the successor trustee), as trustee (incorporated by reference to Exhibit 4.33 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.15 Third Supplemental Indenture to the Senior Subordinated Indenture, dated as of March 23, 2009, between the Guaranteeing Subsidiaries referenced therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.23 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.16 Fourth Supplemental Indenture to the Senior Subordinated Indenture, dated as of March 25, 2010, between the Guaranteeing Subsidiaries referenced therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.25 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.17 Fifth Supplemental Indenture to the Senior Subordinated Indenture, dated as of August 30, 2010, among Retail Property Investments, LLC and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.56 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.18 Registration Rights Agreement, dated July 6, 2007, among Buck Acquisition Corp., Dollar General Corporation, the guarantors named therein and the initial purchasers named therein (incorporated by reference to Exhibit 4.10 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.19 Registration Rights Agreement, dated July 6, 2007, among Buck Holdings, L.P., Buck Holdings, LLC, Dollar General Corporation and Shareholders named therein (incorporated by reference to Exhibit 4.18 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.20 Credit Agreement, dated as of July 6, 2007, among Dollar General Corporation, as Borrower, Citicorp North America, Inc., as Administrative Agent, and the other lending institutions from time to time party thereto (incorporated by reference to Exhibit 4.2 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.21 Guarantee to the Credit Agreement, dated as of July 6, 2007, among certain domestic subsidiaries of Dollar General Corporation, as Guarantors and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.22 Supplement No.1, dated as of September 11, 2007, to the Guarantee to the Credit Agreement, between DC Financial, LLC, as New Guarantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.23 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.23 Supplement No. 2, dated as of December 31, 2007, to the Guarantee to the Credit Agreement, between Retail Risk Solutions, LLC, as New Guarantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.34 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.24 Supplement No. 3, dated as of March 23, 2009, to the Guarantee to the Credit Agreement, between the New Guarantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.30 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.25 Supplement No. 4, dated as of March 25, 2010, to the Guarantee to the Credit Agreement, between the New Guarantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.33 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.26 Supplement No. 5 to the Guarantee to the Credit Agreement, dated as of August 30, 2010, by and between Retail Property Investments, LLC and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.57 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.27 Security Agreement, dated as of July 6, 2007, among Dollar General Corporation and certain domestic subsidiaries of Dollar General Corporation, as Grantors, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.4 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.28 Supplement No.1, dated as of September 11, 2007, to the Security Agreement, between DC Financial, LLC, as New Grantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.25 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.29 Supplement No. 2, dated as of December 31, 2007, to the Security Agreement, between Retail Risk Solutions, LLC, as New Grantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.35 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.30 Supplement No. 3, dated as of March 23, 2009, to the Security Agreement, between the New Grantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.34 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.31 Supplement No. 4, dated as of March 25, 2010, to the Security Agreement, between the New Grantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.38 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.32 Supplement No. 5 to the Security Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.58 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.33 Pledge Agreement, dated as of July 6, 2007, among Dollar General Corporation and certain domestic subsidiaries of Dollar General Corporation, as Pledgors, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.5 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.34 Supplement No.1, dated as of September 11, 2007, to the Pledge Agreement, between DC Financial, LLC, as Additional Pledgor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.27 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.35 Supplement No. 2, dated as of December 31, 2007, to the Pledge Agreement, between Retail Risk Solutions, LLC, as Additional Pledgor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.36 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.36 Supplement No. 3, dated as of March 23, 2009, to the Pledge Agreement, between the Additional Pledgors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.38 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.37 Supplement No. 4, dated as of March 25, 2010, to the Pledge Agreement, between the Additional Pledgors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.43 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.38 Supplement No. 5 to the Pledge Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Citicorp North America, inc., as Collateral Agent (incorporated by reference to Exhibit 4.59 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.39 ABL Credit Agreement, dated as of July 6, 2007, among Dollar General Corporation, as Parent Borrower, certain domestic subsidiaries of Dollar General Corporation, as Subsidiary Borrowers, The CIT Group/Business Credit Inc., as ABL Administrative Agent, and the other lending institutions from time to time party thereto (incorporated by reference to Exhibit 4.6 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.40 Appointment of Successor Agent and Amendment No. 1 to the ABL Credit Agreement entered into as of July 31, 2009, by and among The CIT Group/Business Credit, Inc., Wells Fargo Retail Finance, LLC, Dollar General Corporation and the Subsidiary Borrowers and the Lenders signatory thereto (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated July 31, 2009, filed with the SEC on August 4, 2009 (file no. 001-11421))

4.41 Guarantee, dated as of September 11, 2007, to the ABL Credit Agreement, between DC Financial, LLC and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.29 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.42 Supplement No. 1, dated as of December 31, 2007, to the Guarantee to the ABL Credit Agreement, between Retail Risk Solutions, LLC, as New Guarantor, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.37 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.43	Supplement No. 2, dated as of March 23, 2009, to the Guarantee to the ABL Credit Agreement, between the New Guarantors referenced therein and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.42 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))
4.44	Supplement No. 3, dated as of March 30, 2010, to the Guarantee to the ABL Credit Agreement, between the New Guarantors referenced therein and Wells Fargo Retail Finance, LLC, as ABL Collateral Agent (incorporated by reference to Exhibit 4.49 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))
4.45	Supplement No. 4 to the Guarantee to the ABL Credit Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Wells Fargo Retail Finance, LLC, as Collateral Agent (incorporated by reference to Exhibit 4.60 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))
4.46	ABL Security Agreement, dated as of July 6, 2007, among Dollar General Corporation, as Parent Borrower, certain domestic subsidiaries of Dollar General Corporation, as Subsidiary Borrowers, collectively the Grantors, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.7 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))
4.47	Supplement No. 1, dated as of September 11, 2007, to the ABL Security Agreement, between DC Financial, LLC, as New Grantor, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.31 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))
4.48	Supplement No. 2, dated as of December 31, 2007, to the ABL Security Agreement, between Retail Risk Solutions, LLC, as New Grantor, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.38 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))
4.49	Supplement No. 3, dated as of March 23, 2009, to the ABL Security Agreement, between the New Grantors referenced therein and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.46 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))
4.50	Supplement No. 4, dated as of March 30, 2010, to the ABL Security Agreement, between the New Grantors referenced therein and Wells Fargo Retail Finance, LLC, as ABL Collateral Agent (incorporated by reference to Exhibit 4.54 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))
4.51	Supplement No. 5 to the Security Agreement to the ABL Credit Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Wells Fargo Retail Finance, LLC, as Collateral Agent (incorporated by reference to Exhibit 4.61 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))
10.1	Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its affiliates (as approved by shareholders on October 23, 2009) ((incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))*
10.2	Form of Stock Option Agreement between Dollar General Corporation and certain officers of Dollar General Corporation granting stock options pursuant to the 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.3 Form of Option Rollover Agreement between Dollar General Corporation and certain officers of Dollar General Corporation (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.4 Waiver of Certain Limitations Pertaining to Options Previously Granted under the Amended and Restated 2007 Stock Incentive Plan, effective August 26, 2010 (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2010, filed with the SEC on August 31, 2010 (file no. 001-11421))*

10.5 Form of Management Stockholder's Agreement among Dollar General Corporation, Buck Holdings, L.P. and certain officers of Dollar General Corporation (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10-K

10.6 Amendment to Management Stockholder's Agreement among Dollar General Corporation, Buck Holdings, L.P. and key employees of Dollar General Corporation (July 2007 grant group) (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2009, filed with the SEC on December 12, 2009 (file no. 001-11421))*

10.7 Amendment to Management Stockholder's Agreement among Dollar General Corporation, Buck Holdings, L.P. and key employees of Dollar General Corporation (post-July 2007 grant group) (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2009, filed with the SEC on December 12, 2009 (file no. 001-11421))*

10.8 Second Amendment to Management Stockholder's Agreements, effective June 3, 2010 (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, filed with the SEC on June 8, 2010 (file no. 001-11421))*

10.9 Form of Director Restricted Stock Unit Award Agreement in connection with restricted stock unit grants made to outside directors pursuant to the Company's Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

10.10 Form of Director Stock Option Agreement in connection with option grants made to outside directors pursuant to the Company's Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

10.11 1998 Stock Incentive Plan (As Amended and Restated effective as of May 31, 2006) (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated May 31, 2006, filed with the SEC on June 2, 2006 (file no. 001-11421))*

10.12 Amendment to Dollar General Corporation 1998 Stock Incentive Plan, effective November 28, 2006 (incorporated by reference to Exhibit 10.8 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2007, filed with the SEC on March 29, 2007 (file no. 001-11421))*

10.13 Amendment to Dollar General Corporation 1998 Stock Incentive Plan, effective August 26, 2010 (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2010, filed with the SEC on August 31, 2010 (file no. 001-11421))*

10.14 Form of Stock Option Grant Notice in connection with option grants made pursuant to the 1998 Stock Incentive Plan (incorporated by reference to Dollar General Corporation's Quarterly Report on Form 10-Q for the quarter ended July 29, 2005, filed with the SEC on August 25, 2005 (file no. 001-11421))*

10.15 Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.10 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.16 First Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.11 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.17 Second Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007), dated as of June 3, 2008 (incorporated by reference to Exhibit 10.6 to Dollar General Corporation's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008, filed with the SEC on September 3, 2008 (file no. 001-11421))*

10.18 Amended and Restated Dollar General Corporation Annual Incentive Plan (incorporated by reference to Exhibit 10.14 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))*

10.19 Dollar General Corporation 2010 Teamshare Bonus Program for Named Executive Officers (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, filed with the SEC on June 8, 2010 (file no. 001-11421))*

10.20 Summary of Dollar General Corporation Life Insurance Program as Applicable to Executive Officers (incorporated by reference to Exhibit 10.19 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2007, filed with the SEC on March 29, 2007) (file no. 001-11421))*

10.21 Dollar General Corporation Domestic Relocation Policy for Officers*

10.22 Summary of Director Compensation

10.23 Amended and Restated Employment Agreement effective April 23, 2010, by and between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 99.1 to Dollar General Corporation's Current Report on Form 8-K dated April 23, 2010, filed with the SEC on April 27, 2010 (file no. 001-11421))*

10.24 Stock Option Agreement, dated as of January 21, 2008, between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 10.29 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.25 Stock Option Agreement dated April 23, 2010, by and between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 99.2 to Dollar General Corporation's Current Report on Form 8-K dated April 23, 2010, filed with the SEC on April 27, 2010 (file no. 001-11421))*

10.26 Restricted Stock Award Agreement, effective as of January 21, 2008, between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 10.32 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10-K

10.27 Management Stockholder's Agreement, dated as of January 21, 2008, among Dollar General Corporation, Buck Holdings, L.P. and Richard Dreiling (incorporated by reference to Exhibit 10.30 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.28 Employment Agreement effective April 1, 2009, by and between Dollar General Corporation and David M. Tehle (incorporated by reference to Exhibit 99.1 to Dollar General Corporation's Current Report on Form 8-K dated March 30, 2009, filed with the SEC on April 3, 2009 (file no. 001-11421))*

10.29 Employment Agreement effective April 1, 2009, by and between Dollar General Corporation and Kathleen R. Guion (incorporated by reference to Exhibit 99.2 to Dollar General Corporation's Current Report on Form 8-K dated March 30, 2009, filed with the SEC on April 3, 2009 (file no. 001-11421))*

10.30 Employment Agreement, dated December 1, 2008, between Dollar General Corporation and Todd Vasos (incorporated by reference to Exhibit 10.35 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2010, filed with the SEC on March 24, 2009 (file no. 001-11421))*

10.31 Stock Option Agreement, dated December 19, 2008, between Dollar General Corporation and Todd Vasos (incorporated by reference to Exhibit 10.36 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2010, filed with the SEC on March 24, 2009 (file no. 001-11421))*

10.32 Management Stockholder's Agreement, dated December 19, 2008, among Dollar General Corporation, Buck Holdings, L.P., and Todd Vasos (incorporated by reference to Exhibit 10.37 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2010, filed with the SEC on March 24, 2009 (file no. 001-11421))*

10.33 Employment Agreement, effective March 24, 2010, by and between Dollar General Corporation and John Flanigan*

10.34 Stock Option Agreement, dated as of August 28, 2008, by and between Dollar General Corporation and John Flanigan*

10.35 Stock Option Agreement, dated as of May 28, 2009, by and between Dollar General Corporation and John Flanigan*

10.36 Stock Option Agreement, dated as of March 24, 2010, by and between Dollar General Corporation and John Flanigan*

10.37 Subscription Agreement entered into as of March 24, 2010, by and between Dollar General Corporation and John Flanigan*

10.38 Management Stockholder's Agreement, dated as of August 28, 2008, by and between Dollar General Corporation, Buck Holdings, L.P., and John Flanigan*

10.39 Employment Agreement, effective March 24, 2010, by and between Dollar General Corporation and Robert Ravener*

10.40 Stock Option Agreement, dated as of August 28, 2008, by and between Dollar General Corporation and Robert Ravener*

10.41 Stock Option Agreement, dated as of December 19, 2008, by and between Dollar General Corporation and Robert Ravener*

10.42 Stock Option Agreement, dated as of March 24, 2010, by and between Dollar General Corporation and Robert Ravener*

10.43 Subscription Agreement entered into as of December 19, 2008 by and between Dollar General Corporation and Robert Ravener*

10.44 Management Stockholder's Agreement entered into as of August 28, 2008 among Dollar General Corporation, Buck Holdings, L.P., and Robert Ravener*

10.45 Indemnification Agreement, dated July 6, 2007, among Buck Holdings, L.P., Dollar General Corporation, Kohlberg Kravis Roberts & Co L.P., and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.26 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

10.46 Indemnification Priority and Information Sharing Agreement, dated as of June 30, 2009, among Kohlberg Kravis Roberts & Co. L.P., the funds named therein and Dollar General Corporation (incorporated by reference to Exhibit 10.42 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

21 List of Subsidiaries of Dollar General Corporation

23 Consent of Independent Registered Public Accounting Firm

24 Powers of Attorney (included as part of the signature pages hereto)

31 Certifications of CEO and CFO under Exchange Act Rule 13a-14(a)

32 Certifications of CEO and CFO under 18 U.S.C. 1350

---

* Management Contract or Compensatory Plan

Dollar General Directors & Officers

Directors

Richard W. Dreiling†
Chairman and Chief Executive Officer
Dollar General Corporation

Raj K. Agrawal (2)(3)†
Director
Kohlberg Kravis Roberts & Co.

Warren F. Bryant (1)(2)†
Retired Chairman, President and
Chief Executive Officer
Longs Drug Stores Corporation

Michael M. Calbert (2)*(3)*†
Member
Kohlberg Kravis Roberts & Co.

Adrian Jones (2)(3)†
Managing Director
Goldman, Sachs & Co.

William C. Rhodes III (1)(2)†
Chairman, President and Chief Executive Officer
AutoZone, Inc.

David B. Rickard (1)*†
Retired Executive Vice President, Chief Financial Officer and Chief Administrative Officer
CVS Caremark Corporation

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
(*) Committee Chairman
(†) Indicates person subject to the provisions of Section 16 of the Securities and Exchange Act of 1934.

Officers

Richard W. Dreiling†
Chairman and Chief Executive Officer

Executive Vice Presidents

David M. Tehle†
Chief Financial Officer

John W. Flanigan†
Global Supply Chain

Kathleen R. Guion†
Division President,
Store Operations & Store Development

Susan S. Lanigan†
General Counsel

Robert D. Ravener†
Chief People Officer

Todd J. Vasos†
Division President, Chief Merchandising Officer

Senior Vice Presidents

Gayle C. Aertker
Real Estate & Store Development

Ryan G. Boone
Chief Information Officer

Michael W. Buxton
Merchandising Strategy & Operations

Anita C. Elliott†
Controller

Jeffrey A. Elliott
General Merchandise Manager,
Apparel, Home & Seasonal

John W. Feray
Finance & Strategy

James W. Thorpe
General Merchandise Manager, Consumables

Vice Presidents

Robert A. Aflatooni
Information Technology,
Operations & Architecture

Joseph L. Bandlow, Jr.
Transportation

Dave C. Barker
Division Manager, Store Operations

William C. Bass
Store Operations

Steven H. Brimner
Division Manager, Store Operations

Stephen J. Brophy
Government Affairs

Christine L. Connolly
Corporate Secretary & Chief Compliance Officer

Timothy E. Dearman
Real Estate

Steven R. Deckard
Shrink and Loss Prevention

Lynn C. Derry
Division Merchandise Manager, Apparel

Thomas A. Drugan
Division Manager, Store Operations

J. Spencer Ferebee
Internal Audit

Lawrence J. Gatta
Divisional Merchandise Manager, Food,
Pet, Perishables & Market Stores

Mary Winn Gordon
Investor Relations and Public Relations

Michael J. Kindy
Distribution Centers

Clayton E. Klutts
Financial Planning & Analysis

Stephen B. Krumholz
Real Estate

Maurice A. Laliberte
Lease Administration

Lawrence P. LeBlanc
Talent Management & Rewards

Terry C. Lee
Consumer Brands

Stephen A. McCormick
Distribution Centers

James L. Miller
Tax

Timothy G. Money
Merchandise Planning, Allocation & Replenishment

Daniel J. Nieser
Construction

Jeffery C. Owen
Division Manager, Store Operations

Gerald W. Reinhardt
Division Merchandise Manager, Home

Jeffrey R. Rice
Human Resources

Karen T. Sensabaugh
Division Manager, Store Operations

Wade L. Smith
Treasurer

Robert R. Stephenson
Assistant General Counsel,
General Business & Assistant Secretary

David L. Stewart
Marketing

Emily C. Taylor
Pricing & Merchandising Data Optimization

Rhonda M. Taylor
Assistant General Counsel

Vince R. Volz
Division Manager, Store Operations

Roderick J. West
Process Improvement

Bryan D. Wheeler
Division Merchandise Manager,
Seasonal, Toys, Auto & Sundries

Michael J. Wilkins
Division Merchandise Manager,
HBA, Cleaning and Paper

9,372 stores in 35 states

as of January 28, 2011



Significant Opportunity for Growth

In 2011, we plan to open 625 new customer-centric stores. Most of these will be in our existing 35 states, but we are also looking forward to introducing the value and convenience of Dollar General to customers in three new states, including Nevada, New Hampshire and Connecticut.

Corporate Information

Annual Meeting

Dollar General Corporation's annual meeting of shareholders is scheduled for 9:00 a.m. CDT on Wednesday, May 25, 2011, at:

Goodlettsville City Hall Auditorium
105 South Main Street
Goodlettsville, Tennessee 37072

Shareholders of record as of March 16, 2011 are entitled to vote at the meeting.

Form 10-K; SEC Certifications

A copy of the Form 10-K filed by the Company with the Securities and Exchange Commission (the "SEC") for the fiscal year ended January 28, 2011, which includes as exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is available on our Web site at www.dollargeneral.com in the Investor Information section or on the SEC's Web site. A printed copy of the Form 10-K, and a list of all its exhibits, will be supplied without charge to any shareholder upon written request. Exhibits to that Form 10-K are available for a reasonable fee. For a printed copy of the Form 10-K, please contact:

Dollar General Corporation
Investor Relations
100 Mission Ridge
Goodlettsville, Tennessee 37072
(615) 855-4000
www.dollargeneral.com

NYSE: DG

The common stock of Dollar General Corporation is traded on the New York Stock Exchange under the trading symbol "DG." The number of shareholders of record of the Company's common stock as of March 16, 2011 was 1,044.

Store Support Center

Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072
(615) 855-4000
www.dollargeneral.com

Direct Stock Purchase Plan

Our transfer agent offers a plan for the direct purchase and sale of the shares of Dollar General Corporation. For more information on the plan, please refer to the Investor Information - Stock Information section of our website at www.dollargeneral.com

Independent Registered Public Accounting Firm

Ernst & Young LLP
Nashville, Tennessee

Stock Performance Graph

The following graph shows a comparison of cumulative total shareholder returns since the date of our initial public offering for our common stock, the S&P 500 Index and the S&P 500 Retailing Index. The comparison assumes that $100 was invested in Dollar General common stock and each of the indices as of the close of market on November 13, 2009, the date of our initial public offering, and that dividends were reinvested.

Comparison Of Cumulative Total Return

Among Dollar General Corporation, the S&P 500 Index and the S&P 500 Retailing Index


$130
125
120
115
110
105
100
95
90
11/13/09
1/29/10
1/28/11
Dollar General Corporation
S&P 500
S&P 500 Retailing

	11/13/09	1/29/10	1/28/11
Dollar General Corporation	100.00	103.34	124.95
S&P 500	100.00	98.70	120.60
S&P 500 Retailing	100.00	98.23	125.35

DOLLAR GENERAL®

Save time. Save money. **Every day!**®

Dollar General Corporation

100 Mission Ridge, Goodlettsville, Tennessee 37072

www.dollargeneral.com